    As filed with the Securities and Exchange Commission on September 2, 2011.


                                                         File Nos. 333-
                                                                   811-08306


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [x]

                          Pre-Effective Amendment No.

                         Post-Effective Amendment No.

                                     and/or

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [x]

                                 Amendment No. 243

                       (Check appropriate box or boxes.)



              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                           (Exact Name of Registrant)



                   FIRST METLIFE INVESTORS INSURANCE COMPANY

                              (Name of Depositor)


                      200 Park Avenue, New York, NY 10166

        (Address of Depositor's Principal Executive Offices) (Zip Code)


              (Depositor's Telephone Number, including Area Code)

                                 (800) 989-3752


                    (Name and Address of Agent for Service)

                               Michael K Farrell

                                   President

                   First MetLife Investors Insurance Company

                               c/o 10 Park Avenue

                              Morristown, NJ 07962

                                 (949) 223-5680


                                   COPIES TO:


                                W. Thomas Conner

                        Sutherland, Asbill & Brennan LLP

                          1275 Pennsylvania Avenue, NW

                              Washington, DC 20004

                                 (202) 383-0590


                 Approximate Date of Proposed Public Offering:


   As soon as practicable after effectiveness of the Registration Statement.


  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
  Section 8(a) of the Securities Act of 1933 or until Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.




                        Title of Securities Registered:


Interest in a separate account under individual flexible premium deferred variable annuity contracts.

                                                  THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                      FIRST METLIFE INVESTORS INSURANCE COMPANY



                                                                             AND



                           FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE



                                                                         CLASS S

                                                        CLASS S - L SHARE OPTION



                                                                __________, 2011



This prospectus describes the flexible premium deferred variable annuity contract offered by First MetLife Investors Insurance Company (First MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.



The annuity contract has 17 investment portfolios, listed below.





INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):

     MetLife Defensive Strategy Portfolio

     MetLife Moderate Strategy Portfolio

     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio

     MetLife Aggressive Strategy Portfolio



MET INVESTORS SERIES TRUST - AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION
PORTFOLIOS

(CLASS C):

     American Funds (Reg. TM) Moderate Allocation Portfolio

     American Funds (Reg. TM) Balanced Allocation Portfolio

     American Funds (Reg. TM) Growth Allocation Portfolio



MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B):

     Met/Franklin Templeton Founding Strategy Portfolio



MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B):

     SSgA Growth and Income ETF Portfolio

     SSgA Growth ETF Portfolio



MET INVESTORS SERIES TRUST - GMIB MAX PORTFOLIOS (CLASS B):

     AllianceBernstein Global Dynamic Allocation Portfolio*

     AQR Global Risk Balanced Portfolio*

     BlackRock Global Tactical Strategies Portfolio*

     MetLife Balanced Plus Portfolio*

     Pyramis (Reg. TM) Government Income Portfolio*


* This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation Restrictions for Certain Riders.")



METROPOLITAN SERIES FUND, INC. (CLASS B):

     BlackRock Money Market Portfolio


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the First MetLife Investors Variable Annuity Contract.

To learn more about the First MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated __________, 2011. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 54 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.


The contracts:

o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


__________, 2011

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS..................   4
HIGHLIGHTS..............................   5
FEE TABLES AND EXAMPLES.................   7
1. THE ANNUITY CONTRACT.................  15
     Market Timing......................  15
2. PURCHASE.............................  15
     Purchase Payments..................  16
     Termination for Low Account Value..  16
     Allocation of Purchase Payments....  16
     Investment Allocation Restrictions
     for Certain Riders.................  17
     Free Look..........................  18
     Accumulation Units.................  18
     Account Value......................  18
     Replacement of Contracts...........  18
3. INVESTMENT OPTIONS...................  19
     Transfers..........................  21
     Dollar Cost Averaging Program......  23
     Automatic Rebalancing Program......  24
     Description of the MetLife Asset
     Allocation Program.................  24
     Description of the American Funds
    (Reg. TM) Asset Allocation
     Portfolios.........................  25
     Description of the Met/Franklin
     Templeton Founding Strategy
     Portfolio..........................  25
     Description of the SSgA ETF
     Portfolios.........................  25
     Voting Rights......................  26
     Substitution of Investment Options.  26
4. EXPENSES.............................  26
     Product Charges....................  26
     Account Fee........................  27
     Guaranteed Minimum Income Benefit
     - Rider Charge.....................  27
     Withdrawal Charge..................  27
     Reduction or Elimination of the
     Withdrawal Charge..................  28
     Premium and Other Taxes............  29
     Transfer Fee.......................  29
     Income Taxes.......................  29
     Investment Portfolio Expenses......  29
5. ANNUITY PAYMENTS
     (THE INCOME PHASE).................  29
     Annuity Date.......................  29
     Annuity Payments...................  29


     Annuity Options....................  30
     Variable Annuity Payments..........  32
     Fixed Annuity Payments.............  32
6. ACCESS TO YOUR MONEY.................  32
     Systematic Withdrawal Program......  33
     Suspension of Payments or Transfers  34
7. LIVING BENEFITS......................  34
     Guaranteed Income Benefits.........  34
     Description of GMIB Max II and
     GMIB Plus IV.......................  35
8. PERFORMANCE..........................  43
9. DEATH BENEFIT........................  43
     Upon Your Death....................  43
     Standard Death Benefit (Principal
     Protection)........................  44
     General Death Benefit Provisions...  44
     Spousal Continuation...............  45
     Death of the Annuitant.............  45
     Controlled Payout..................  45
10. FEDERAL INCOME TAX STATUS...........  45
     Taxation of Non-Qualified Contracts  46
     Taxation of Qualified Contracts....  47
     Puerto Rico Tax Considerations.....  51
     Tax Benefits Related to the Assets
     of the Separate Account............  51
     Possible Tax Law Changes...........  51
11. OTHER INFORMATION...................  51
     First MetLife Investors............  51
     The Separate Account...............  51
     Distributor........................  52
     Selling Firms......................  52
     Requests and Elections.............  53
     Ownership..........................  54
     Legal Proceedings..................  55
     Financial Statements...............  55
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION..................  55
APPENDIX A.............................. B-1
     Participating Investment
     Portfolios......................... B-1
APPENDIX B.............................. C-1
     GMIB Max II and GMIB Plus IV
     Examples........................... C-1
APPENDIX C.............................. D-1
     Death Benefit Examples............. D-1

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.



                                                                            PAGE
Account Value............................................................ 18
Accumulation Phase....................................................... 15
Accumulation Unit........................................................ 18
Annuitant................................................................ 55
Annuity Date............................................................. 29
Annuity Options.......................................................... 30
Annuity Payments......................................................... 29
Annuity Units............................................................ 30
Beneficiary.............................................................. 54
Business Day............................................................. 16
Contract Year............................................................ 16
Good Order............................................................... 54
Income Base.............................................................. 36
Income Phase............................................................. 15
Investment Portfolios.................................................... 19
Joint Owners............................................................. 54
Non-Qualified Contract................................................... 46
Owner.................................................................... 54
Purchase Payment......................................................... 16
Qualified Contract....................................................... 46
Separate Account......................................................... 51

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit (GMIB).



The contract allows you to select one of two different charge structures, referred to as a class, based on your specific situation. Each class imposes different withdrawal charges and mortality and expense charges. Depending on your expectations and preferences, you can choose the class that best meets your needs.


Prior to issuance, you must select either:


o Class S, which imposes a withdrawal charge on withdrawals equal to a maximum of 7% of each purchase payment, reducing annually over seven years, and a mortality and expense charge that is lower for the first four years than the mortality and expense charge of Class S - L Share Option; or


o Class S - L Share Option, which imposes a withdrawal charge on withdrawals equal to a maximum of 7% of each purchase payment, reducing annually over four years, and a mortality and expense charge that is higher for the first four years than the mortality and expense charge of Class S.


If you elect the Class S - L Share Option, assuming you only submit the initial purchase payment, you may make a complete withdrawal from your contract in the fifth contract year (i.e., the contract year starting on the day after your fourth contract anniversary) without paying a withdrawal charge, whereas you would need to wait until the eighth contract year (i.e., the contract year starting on the day after your seventh contract anniversary) under Class S to make a complete withdrawal without a withdrawal charge. This feature will give you earlier access to contract value without paying a withdrawal charge if you elect the Class S - L Share Option. However, the Class S - L Share Option has a higher mortality and expense charge for the first four contract years. Assuming an initial purchase payment only and no subsequent purchase payments, the combination of the mortality and expense charge and the applicable withdrawal charge associated with Class S - L Share Option may exceed the corresponding combined expenses associated with Class S in all contract years except the fifth contract year. Further, the combined expenses of Class S - L Share Option may exceed the combined expenses associated with Class S even during the fifth contract year, depending on your actual investment return. If, however, you make subsequent purchase payments after your initial purchase payment, depending on the timing of those payments and your actual investment return, there may be contract years when the combined expenses of Class S - L Share Option are lower than the combined expenses of Class S. You should carefully consider which of the two classes is appropriate for you.


The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.


The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Living Benefits - Guaranteed Income Benefits").


You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


FREE LOOK. You may cancel the contract within 10 days after receiving it. If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a Non-Qualified Contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The owner of this contract can also be a beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two owners (both of whom must be individuals). The contract is not available to corporations or other business organizations, except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.


NON-NATURAL PERSONS AS BENEFICIARIES. Naming a non-natural person, such as a trust or estate, as a beneficiary under the contract will generally eliminate the beneficiary's ability to stretch the contract or a spousal beneficiary's ability to continue the contract and the living and/or death benefits.


INQUIRIES. If you need more information, please contact our Annuity Service Center at:


                    MetLife Investors Distribution Company

                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496


ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.


Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE



WITHDRAWAL CHARGE (Note 1)                7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                     $25
                                          $0 (First 12 per year)

--------------------------------------------------------------------------------



















Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")

CLASS S



Number of Complete Years from    Withdrawal Charge
Receipt of Purchase Payment      (% of Purchase Payment)
------------------------------   ------------------------
               0                            7
               1                            6
               2                            6
               3                            5
               4                            4
               5                            3
               6                            2
         7 and thereafter                   0

CLASS S - L SHARE OPTION



Number of Complete Years from    Withdrawal Charge
Receipt of Purchase Payment      (% of Purchase Payment)
------------------------------   ------------------------
               0                            7
               1                            6
               2                            6
               3                            5
         4 and thereafter                   0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. First MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.

--------------------------------------------------------------------------------


ACCOUNT FEE (Note 1)    $30


SEPARATE ACCOUNT ANNUAL EXPENSES

(referred to as Separate Account Product Charges)

(as a percentage of average account value in the Separate Account)



CLASS S
----------------------------------------
Mortality and Expense Charge             0.90%
Administration Charge                    0.25%
                                         ----
Total Separate Account Annual Expenses   1.15%
CLASS S - L SHARE OPTION
----------------------------------------
Mortality and Expense Charge             1.60%
Administration Charge                    0.25%
                                         ----
Total Separate Account Annual Expenses   1.85%
  (Note 2)

--------------------------------------------------------------------------------

Note 1. The Account Fee is charged on the last day of each contract year if the account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")


Note 2. For Class S - L Share Option, the Mortality and Expense Charge is 1.60% for the first four contract years and declines to 0.90% for the fifth contract year and thereafter. For the fifth contract year and thereafter, Total Separate Account Annual Expenses are 1.15%.

ADDITIONAL OPTIONAL RIDER CHARGES (Note 1)



GUARANTEED MINIMUM INCOME BENEFIT (GMIB) RIDER
CHARGE (Note 2)
(as a percentage of the Income Base
  (Note 3))
  GMIB Max II - maximum charge         1.50%
  GMIB Max II - current charge         1.00%

  GMIB Plus IV - maximum charge        1.50%
  GMIB Plus IV - current charge        1.00%

   -----------------------------------------------------------------------------


Note 1. You may only elect one GMIB rider at a time. Certain charges and expenses may not apply during the income phase of the contract. (See "Expenses.")


Note 2. On the issue date, the income base is equal to your initial purchase payment. The income base is adjusted for subsequent purchase payments and withdrawals. See "Living Benefits - Guaranteed Income Benefit" for a definition of the term income base. The GMIB Max II and GMIB Plus IV rider charges may increase upon an Optional Step-Up, but they will not exceed the maximum charges listed in this table. If, at the time your contract was issued, the current rider charge was equal to the maximum rider charge, that rider charge will not increase upon an Optional Step-Up. (See "Expenses.")

--------------------------------------------------------------------------------

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.



                                         Minimum     Maximum
                                         ----        ----

Total Annual Portfolio Expenses          0.59%       1.45%
(expenses that are deducted from
investment portfolio assets, includin  g
management fees, 12b-1/service fees,
  and other expenses)*

--------------------------------------------------------------------------------

*The total annual portfolio expenses of the Asset Allocation Portfolios include the fees and expenses of the underlying portfolios (Acquired Fund Fees and Expenses).

FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -

DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES

(as a percentage of the average daily net assets of an investment portfolio)


The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.





                                                                                                                         NET
                                                                                 ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                   FUND       ANNUAL      EXPENSE      ANNUAL
                                         MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                            FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                        ------------ --------------- ---------- ---------- ----------- ------------- ----------
MET INVESTORS SERIES TRUST - METLIFE
 ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio     0.07%        0.25%          0.01%      0.58%      0.91%       0.00%         0.91%
 MetLife Moderate Strategy Portfolio      0.06%        0.25%          0.00%      0.62%      0.93%       0.00%         0.93%
 MetLife Balanced Strategy Portfolio      0.05%        0.25%          0.01%      0.66%      0.97%       0.00%         0.97%
 MetLife Growth Strategy Portfolio        0.06%        0.25%          0.00%      0.74%      1.05%       0.00%         1.05%
 MetLife Aggressive Strategy Portfolio    0.09%        0.25%          0.02%      0.74%      1.10%       0.01%         1.09%
MET INVESTORS SERIES TRUST - AMERICAN
 FUNDS (Reg. TM) ASSET ALLOCATION
PORTFOLIOS
 American Funds (Reg. TM) Moderate        0.07%        0.55%          0.02%      0.37%      1.01%       0.00%         1.01%
  Allocation
 Portfolio
 American Funds (Reg. TM) Balanced        0.06%        0.55%          0.02%      0.38%      1.01%       0.00%         1.01%
  Allocation
 Portfolio
 American Funds (Reg. TM) Growth          0.07%        0.55%          0.02%      0.38%      1.02%       0.00%         1.02%
  Allocation
 Portfolio
MET INVESTORS SERIES TRUST - FRANKLIN
 TEMPLETON ASSET ALLOCATION PORTFOLIO
 Met/Franklin Templeton Founding          0.05%        0.25%          0.02%      0.81%      1.13%       0.02%         1.11%
  Strategy
 Portfolio
MET INVESTORS SERIES TRUST - SSGA ETF
 PORTFOLIOS
 SSgA Growth and Income ETF Portfolio     0.31%        0.25%          0.02%      0.28%      0.86%       0.00%         0.86%
 SSgA Growth ETF Portfolio                0.33%        0.25%          0.03%      0.27%      0.88%       0.00%         0.88%
MET INVESTORS SERIES TRUST - GMIB MAX
 PORTFOLIOS
 AllianceBernstein Global Dynamic         0.70%        0.25%          0.31%      0.00%      1.26%       0.06%         1.20%
  Allocation
 Portfolio
 AQR Global Risk Balanced Portfolio       0.68%        0.25%          0.22%      0.00%      1.15%       0.05%         1.10%
 BlackRock Global Tactical Strategies     0.77%        0.25%          0.16%      0.27%      1.45%       0.03%         1.42%
  Portfolio
 MetLife Balanced Plus Portfolio          0.29%        0.25%          0.19%      0.43%      1.16%       0.08%         1.08%
 Pyramis (Reg. TM) Government Income      0.52%        0.25%          0.41%      0.00%      1.18%       0.13%         1.05%
  Portfolio


                                                                                                                    NET
                                                                            ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                              FUND       ANNUAL      EXPENSE      ANNUAL
                                    MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                       FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                   ------------ --------------- ---------- ---------- ----------- ------------- ----------
METROPOLITAN SERIES FUND, INC.
 BlackRock Money Market Portfolio    0.32%        0.25%          0.02%      0.00%      0.59%       0.01%         0.58%

The Net Total Annual Portfolio Expenses have been restated to reflect contractual arrangements in effect as of May 1, 2011, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these arrangements is in effect until at least October 31, 2012 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated, the information provided is for the year ended December 31, 2010.


Certain portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." Each "fund of funds" invests substantially all of its assets in other portfolios. Because the portfolio invests in other underlying portfolios, the portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. See the investment portfolio prospectus for more information.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.


THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). IN THE EXAMPLES BELOW, THE TOTAL ANNUAL PORTFOLIO EXPENSES (INCLUDING ACQUIRED FUND FEES AND EXPENSES) OF 1.45% FOR THE BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO ARE USED AS THE MAXIMUM INVESTMENT PORTFOLIO FEES AND EXPENSES. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:


CLASS S


CHART 1. Chart 1 assumes you select the GMIB Plus IV or GMIB Max II rider (assuming the maximum 1.50% charge applies in all contract years), which is the most expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,145      (a)$1,906      (a)$2,689      (a)$4,936
    minimum       (b)$1,059      (b)$1,652      (b)$2,273      (b)$4,154

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                        APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$445      (a)$1,366      (a)$2,329      (a)$4,936
    minimum       (b)$359      (b)$1,112      (b)$1,913      (b)$4,154

CHART 2. Chart 2 assumes that you do not select any Guaranteed Minimum Income Benefit rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$967      (a)$1,359      (a)$1,756      (a)$2,958
    minimum       (b)$881      (b)$1,099      (b)$1,322      (b)$2,085

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                        APPLICABLE TIME PERIOD:



                            Time Periods
                   1 year      3 years       5 years       10 years
                 ----------   ---------   ------------   ------------
    maximum       (a)$267      (a)$819     (a)$1,396      (a)$2,958
    minimum       (b)$181      (b)$559       (b)$962      (b)$2,085

CLASS S - L SHARE OPTION


CHART 1. Chart 1 assumes you select the GMIB Plus IV or GMIB Max II rider (assuming the maximum 1.50% charge applies in all contract years), which is the most expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,215      (a)$2,107      (a)$3,013      (a)$5,519
    minimum       (b)$1,129      (b)$1,859      (b)$2,613      (b)$4,797

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$515      (a)$1,567      (a)$2,653      (a)$5,519
    minimum       (b)$429      (b)$1,319      (b)$2,253      (b)$4,797



CHART 2. Chart 2 assumes that you do not select any Guaranteed Minimum Income Benefit rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,036      (a)$1,565      (a)$2,095      (a)$3,610
    minimum         (b)$951      (b)$1,311      (b)$1,677      (b)$2,801

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$336      (a)$1,025      (a)$1,735      (a)$3,610
    minimum       (b)$251        (b)$771      (b)$1,317      (b)$2,801


The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information (accumulation unit value information) is not available because the contract was not offered for sale prior to __________, 2011, and therefore there are no accumulation units outstanding as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.


The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.


The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, there are certain optional features that provide guarantees that can reduce your investment risk (see "Living Benefits").


If you select a fixed annuity payment option during the income phase, payments are made from our general account assets. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account.


The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase. (Please see "Annuity Payments (The Income Phase)" for more information.)


As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable Federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current Federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under Federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.


MARKET TIMING


We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."




2. PURCHASE

The maximum issue age for the contract and certain of its riders may be reduced in connection with the offer of the contract through certain broker dealers ("selling firms"). In addition, certain riders may not be available through certain selling firms. You should discuss this with your registered representative.

PURCHASE PAYMENTS


A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.


o The minimum initial purchase payment we will accept is: $5,000 for Class S when the contract is purchased as a Non-Qualified Contract; or $10,000 for Class S - L Share Option when the contract is purchased as a Non-Qualified Contract.


o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity) or other qualified plan, the minimum initial purchase payment we will accept is $2,000 for Class S and $10,000 for Class S - L Share Option.


o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.


o You can make additional purchase payments of $500 or more unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.


o  We will accept a different amount if required by federal tax law.


o We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")


o We will not accept purchase payments made with cash, money orders, or travelers checks.


We reserve the right to reject any application or purchase payment and to limit future purchase payments.


TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for three consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such three year period is less than $2,000. (A CONTRACT YEAR is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. Termination of your contract may have adverse consequences for any optional living benefit riders you may have elected.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your purchase payment to the investment portfolios you have selected. Each allocation must be at least $500 and must be in whole numbers.


Once we receive your purchase payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information - Requests and Elections.")


We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.


If you choose the GMIB Max II rider, we require you to allocate your purchase payments and account value as described below under "Investment Allocation Restrictions for GMIB Max II" until the rider terminates.


If you choose the Guaranteed Minimum Income Benefit Plus IV (GMIB Plus IV) rider, we will require you to allocate your purchase payments and account value as described below under "Investment Allocation Restrictions for GMIB Plus IV" until the rider terminates.


If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have a Dollar Cost Averaging (DCA) program in effect, we will allocate your additional payments to the investment portfolios selected under the DCA program unless you tell us otherwise. (See "Investment Options-Dollar Cost Averaging Program.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.


INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN RIDERS


INVESTMENT ALLOCATION RESTRICTIONS FOR GMIB MAX II


If you elect the GMIB Max II rider, you may allocate your purchase payments and account value among these four investment portfolios, which are designed specifically for use with the GMIB Max:


(a) AllianceBernstein Global Dynamic Allocation Portfolio


(b) AQR Global Risk Balanced Portfolio


(c) BlackRock Global Tactical Strategies Portfolio


(d) MetLife Balanced Plus Portfolio


In addition, you may allocate purchase payments and account value to the Pyramis (Reg. TM) Government Income Portfolio. No other investment portfolios are available with the GMIB Max II rider.


The AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GMIB Max II rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max II rider is not selected may offer the potential for higher returns. Before you select the GMIB Max II rider, you and your financial representative should carefully consider whether the five investment options available with the GMIB Max II rider meet your investment objectives and risk tolerance.


If you elect the GMIB Max II rider, you may not participate in the Dollar Cost Averaging (DCA) program.


RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER RIDER TERMINATES. If the GMIB Max II rider terminates (see "Living Benefits - Guaranteed Income Benefits - Terminating the GMIB Max II and GMIB Plus IV Riders"), you may no longer allocate subsequent purchase payments or transfer account value to or among the five investment portfolios listed above. You may leave account value in the five investment portfolios listed above, but once you transfer account value to an investment portfolio that is not one of the five investment portfolios listed above, you will not be permitted to transfer it back to any of those five investment portfolios. If the GMIB Max II rider terminates, you will be permitted to allocate subsequent purchase payments or transfer account value to any of the other available investment portfolios.


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. In the future, we may choose not to permit owners of existing contracts with the GMIB Max II rider to make subsequent purchase payments if: (a) the GMIB Max II rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max II rider offered to new customers (for example, if we change the GMIB Max II rider charge; see your contract schedule for a list of the other changes). We will notify owners of contracts with the GMIB Max II rider in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, contract owners will still be permitted to transfer account value among the five investment portfolios listed above.


INVESTMENT ALLOCATION RESTRICTIONS FOR GMIB PLUS IV


If you elect the GMIB Plus IV, you must allocate 100% of your purchase payments or account value among:


o  the MetLife Defensive Strategy Portfolio


o  the MetLife Moderate Strategy Portfolio


o  the MetLife Balanced Strategy Portfolio


o  the American Funds (Reg. TM) Moderate Allocation Portfolio


o  the American Funds (Reg. TM) Balanced Allocation Portfolio

o  the SSgA Growth and Income ETF Portfolio and/or


o  the BlackRock Money Market Portfolio.


YOUR PURCHASE PAYMENTS AND TRANSFER REQUESTS MUST BE ALLOCATED IN ACCORDANCE WITH THE ABOVE LIMITATIONS. WE WILL REJECT ANY PURCHASE PAYMENTS OR TRANSFER REQUESTS THAT DO NOT COMPLY WITH THE ABOVE LIMITATIONS.


FREE LOOK


If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period.


ACCUMULATION UNITS


The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)


Every business day after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:


1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and


2) multiplying it by one minus the Separate Account product charges for each day since the last business day and any charges for taxes.


The value of an accumulation unit may go up or down from day to day.


When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.


Purchase payments or transfer requests received before the close of the New
                                                ------
York Stock Exchange will be credited to your contract that day, after the New York Stock Exchange closes. Purchase payments or transfer requests received after the close of the New York Stock Exchange, or on a day when the New York
-----
Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next business day).


EXAMPLE:


   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the MetLife Balanced Strategy Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the MetLife Balanced Strategy Portfolio is $12.50. We then divide $5,000 by $12.50 and credit your contract on Monday night with 400 accumulation units for the MetLife Balanced Strategy Portfolio.


ACCOUNT VALUE


ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.


REPLACEMENT OF CONTRACTS


EXCHANGE PROGRAMS. From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us or one of our affiliates may be exchanged for the contracts offered by this prospectus. You should carefully consider whether an exchange is appropriate for you by comparing the death benefits, living benefits, and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new contract offered by this prospectus. Then, you should compare the fees and charges (for example, the death benefit charges, the living benefit charges, and the mortality and expense charge) of your current contract to the fees and charges of the new contract, which may be higher than your current contract. The programs we offer will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.


OTHER EXCHANGES. Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, unless the exchange occurs under one of our exchange programs as described above, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.




3. INVESTMENT OPTIONS

The contract offers 17 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.


YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: FIRST METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://


WWW.SEC.GOV. APPENDIX A CONTAINS A SUMMARY OF ADVISERS, SUBADVISERS, AND INVESTMENT OBJECTIVES FOR EACH INVESTMENT PORTFOLIO.


The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.


Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the investment portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the adviser. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.


Each of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Each investment portfolio's 12b-1 Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Other Information - Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.


We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend and may benefit accordingly from the allocation of account value to such investment portfolios.


WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.



MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of First MetLife Investors, is the investment manager of Met Investors Series Trust. The following Class B portfolios are available under the contract:


     MetLife Defensive Strategy Portfolio

     MetLife Moderate Strategy Portfolio

     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio

     MetLife Aggressive Strategy Portfolio



MET INVESTORS SERIES TRUST - AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION PORTFOLIOS (CLASS C)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class C portfolios are also available under the contract:


     American Funds (Reg. TM) Moderate Allocation Portfolio

     American Funds (Reg. TM) Balanced Allocation Portfolio

     American Funds (Reg. TM) Growth Allocation Portfolio



MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:


     Met/Franklin Templeton Founding Strategy Portfolio



MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:


     SSgA Growth and Income ETF Portfolio


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     SSgA Growth ETF Portfolio



MET INVESTORS SERIES TRUST - GMIB MAX PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:


     AllianceBernstein Global Dynamic Allocation Portfolio*

     AQR Global Risk Balanced Portfolio*

     BlackRock Global Tactical Strategies Portfolio*

     MetLife Balanced Plus Portfolio*

     Pyramis (Reg. TM) Government Income Portfolio*


* This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation Restrictions for Certain Riders.")



METROPOLITAN SERIES FUND, INC. (CLASS B)


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios, one of which is available under this contract. MetLife Advisers is the investment adviser to the portfolio. MetLife Advisers has engaged a subadviser to provide investment advice for the portfolio. (See Appendix A for the name of the subadviser.) The following Class B portfolio is available under the contract:


     BlackRock Money Market Portfolio


TRANSFERS


GENERAL. You can transfer a portion of your account value among the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers - Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


You can make a transfer to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:


o Your request for transfer must clearly state which investment portfolio(s) are involved in the transfer.


o  Your request for transfer must clearly state how much the transfer is for.


o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).


o If you have elected to add the GMIB Max II or GMIB Plus IV rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the sections "Purchase-Allocation of Purchase Payments" and "Purchase-Investment Allocation Restrictions for Certain Riders."


During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.


During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.


TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")



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All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.


PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging and Automatic Rebalancing Programs.


MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).


We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. We do not believe that such situations may be presented in the portfolios that are available under this contract. However, if we determine in our sole discretion there is potential for arbitrage trading in the portfolios available under this contract, we may commence monitoring such portfolio(s) (the "Monitored Portfolios"). We would employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time.


In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.


Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.


The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.


The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee

(which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.


In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.


DOLLAR COST AVERAGING PROGRAM


We offer a dollar cost averaging (DCA) program as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The dollar cost averaging program is available only during the accumulation phase.


We reserve the right to modify, terminate or suspend the dollar cost averaging program. There is no additional charge for participating in the dollar cost averaging program. If you participate in the dollar cost averaging program, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus. We will terminate your participation in a dollar cost averaging program when we receive notification of your death in good order.


This program allows you to systematically transfer a set amount each month from a money market investment portfolio to any of the other available investment portfolio(s) you select. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program. However, transfers will be made on the 1st day of the following month for purchase payments or account value allocated to the dollar cost averaging program on the 29th, 30th, or 31st day of a month.


You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GMIB Max II or GMIB Plus IV rider.


AUTOMATIC REBALANCING PROGRAM


Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.


An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.


We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging program is in effect, rebalancing allocations will be based on your current DCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.


The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death in good order.



EXAMPLE:

   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 50% to be in the MetLife Moderate Strategy Portfolio and 50% to be in the MetLife Balanced Strategy Portfolio. Over the next 2 1/2 months the MetLife Balanced Strategy Portfolio outperforms the MetLife Moderate Strategy Portfolio. At the end of the first quarter, the MetLife Balanced Strategy Portfolio now represents 60% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the MetLife Balanced Strategy Portfolio to bring its value back to 50% and use the money to buy more units in the MetLife Moderate Strategy Portfolio to increase those holdings to 50%.


DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM


The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. MetLife Advisers, LLC (MetLife Advisers), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.


METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------


     MetLife Defensive Strategy Portfolio

     MetLife Moderate Strategy Portfolio

     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio

     MetLife Aggressive Strategy Portfolio


Each portfolio is designed on established principles of asset allocation to achieve a specific risk profile. Each portfolio invests substantially all of its assets in the Class A shares of other investment portfolios of Met Investors Series Trust or Metropolitan Series Fund, Inc. (the underlying portfolios). Each portfolio has a target allocation between the two broad asset classes (equity and fixed income). MetLife Advisers establishes specific target investment percentages for the asset classes and the various components of each asset category. MetLife Advisers determines these target allocations based on a variety of factors, including its long-term outlook for the return and risk characteristics of the various asset classes and the relationship between those asset classes. MetLife Advisers then selects the underlying portfolios in which each portfolio invests based on, among other factors, the underlying portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel. Periodically, MetLife Advisers will evaluate each portfolio's allocation between equity and fixed income, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. Concurrently, MetLife Advisers will consider whether to make changes to each portfolio's investments in any of the underlying portfolios. (See the fund prospectus for a description of each portfolio's target allocation.)


MetLife Advisers has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and to investment in the underlying portfolios, which may assist MetLife Advisers in determining the underlying portfolios that may be available for investment and with the selection of and allocation of each portfolio's investments among the underlying portfolios. MetLife Advisers is responsible for paying the consulting fees.


DESCRIPTION OF THE AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION PORTFOLIOS


The following three American Funds (Reg. TM) Asset Allocation Portfolios (Class
C) are each a portfolio of the Met Investors Series Trust. MetLife Advisers is the investment manager of the American Funds (Reg. TM) Asset Allocation Portfolios.


AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION PORTFOLIOS
----------------------------------------------------


     American Funds (Reg. TM) Moderate Allocation Portfolio

     American Funds (Reg. TM) Balanced Allocation Portfolio

     American Funds (Reg. TM) Growth Allocation Portfolio


Each portfolio is designed on established principles of asset allocation to achieve a specific risk profile. Each portfolio will invest substantially all of its assets in certain funds of American Funds Insurance Series (Reg. TM) (the underlying portfolios). Each portfolio has a target allocation between the two broad asset classes (equity and fixed income). MetLife Advisers establishes specific target investment percentages for the broad asset classes and the various components of each asset category. MetLife Advisers determines these target allocations based on a variety of factors, including its long-term outlook for the return and risk characteristics of the various asset classes and the relationship between those asset classes. MetLife Advisers then selects the underlying portfolios in which each portfolio invests based on, among other factors, the underlying portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel.


Periodically, MetLife Advisers will evaluate each portfolio's allocation between equity and fixed income, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. Concurrently, MetLife Advisers will consider whether to make changes with respect to each portfolio's investments in any of the underlying portfolios. (See the fund prospectus for a description of each portfolio's target allocation.)


DESCRIPTION OF THE MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO


The Met/Franklin Templeton Founding Strategy Portfolio invests on a fixed percentage basis in a combination of Met Investors Series Trust portfolios sub-advised by subsidiaries of Franklin Resources, Inc., which, in turn, invest primarily in U.S. and foreign equity securities and, to a lesser extent, fixed-income and money market securities. The Met/Franklin Templeton Founding Strategy Portfolio's assets are allocated on an equal basis (33 1/3%) among the Class A shares of the Met/Franklin Income Portfolio, Met/Franklin Mutual Shares Portfolio and Met/Templeton Growth Portfolio (the underlying portfolios). MetLife Advisers is the investment manager of the Met/Franklin Templeton Founding Strategy Portfolio. MetLife Advisers will periodically rebalance the portfolio's holdings as deemed necessary to bring the asset allocation of the portfolio back into alignment with its fixed percentage allocations. (See the fund prospectus for more information about the portfolio and the underlying portfolios in which it invests.)


DESCRIPTION OF THE SSGA ETF PORTFOLIOS


The SSgA Growth and Income ETF Portfolio (Class B) and the SSgA Growth ETF Portfolio (Class B) are each a portfolio of the Met Investors Series Trust. MetLife Advisers is the investment manager of the SSgA ETF Portfolios.


Each portfolio was designed on established principles of asset allocation. Each portfolio will primarily invest its assets in other investment companies known as exchange-traded funds (underlying ETFs). Each underlying ETF invests primarily in equity securities or in fixed income securities, as applicable, typically in an effort to replicate the performance of a market index.


Each of the SSgA ETF Portfolios has a different allocation among various asset classes (including large, mid and small capitalization domestic equity, foreign, fixed income, high yield, real estate investment trusts and cash/money market). In addition, SSgA Funds Management, Inc. (SSgA Funds Management), the portfolios' subadviser, may also make allocations to investments in other asset classes. SSgA Funds Management establishes specific investment percentages for the asset classes and then selects the underlying ETFs in which a portfolio invests based on, among other factors, the historical performance of each underlying ETF and/or asset class, future risk/return expectations, and SSgA Funds Management's outlook for the economy, interest rates and financial markets. These allocations reflect varying degrees of potential investment risk and reward. The allocation between equity and fixed income underlying ETFs reflects greater or lesser emphasis on growth of capital and pursuing current income.


SSgA Funds Management will regularly review each portfolio's asset allocation among equities, fixed income, cash/cash equivalents and other asset classes, including the investment allocations within such asset classes and may make changes in the allocation as the market and economic outlook changes. SSgA Funds Management may add new underlying ETFs or replace existing underlying ETFs at its discretion. (See the fund prospectus for more information about each of the SSgA ETF Portfolios and the underlying ETFs.)


VOTING RIGHTS


We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.


SUBSTITUTION OF INVESTMENT OPTIONS


If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.


4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


PRODUCT CHARGES


SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge and the administration charge). We do this as part of our calculation of the value of the accumulation units and the annuity units (I.E., during the accumulation phase and the income phase).


MORTALITY AND EXPENSE CHARGE. For Class S, we assess a daily mortality and expense charge that is equal, on an annual basis, to 0.90% of the average daily net asset value of each investment portfolio. For Class S - L Share Option, we assess a daily mortality and expense charge that is equal, on an annual basis, to 1.60% of the average daily net asset value of each investment portfolio for the first four contract years. For the fifth contract year and thereafter, this charge declines to 0.90%. During the income phase this charge is 0.90% for both Class S and Class S - L Share Option.


This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.


ACCOUNT FEE


During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.


A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.


GUARANTEED MINIMUM INCOME BENEFIT - RIDER CHARGE


We offer a Guaranteed Minimum Income Benefit (GMIB) that you can select when you purchase the contract. There are two different versions of the GMIB under this contract: GMIB Max II and GMIB Plus IV.


If you select the GMIB Max II or GMIB Plus IV rider, we will assess a charge during the accumulation phase equal to 1.00% of the income base (see "Living Benefits - Guaranteed Income Benefits" for a discussion of how the income base is determined) at the time the rider charge is assessed prior to any Optional Step-Up. If your income base is increased due to an Optional Step-Up, we may reset the rider charge to a rate that does not exceed the lower of: (a) the Maximum Optional Step-Up Charge (1.50%), or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.


The GMIB rider charge is assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised.


If you: make a full withdrawal (surrender); begin to receive annuity payments at the annuity date; change the owner or joint owner (or the annuitant, if a non-natural person owns the contract); or assign the contract, a pro rata portion of the rider charge will be assessed based on the number of months from the last contract anniversary to the date of withdrawal, application to an annuity option, change of owner/annuitant, or assignment. If a GMIB rider is terminated because of the death of the owner or joint owner (or the annuitant if a non-natural person owns the contract); because the Guaranteed Principal Option is exercised; or because it is the 30th day following the contract anniversary prior to the owner's 91st birthday, a pro rata portion of the charge will not be assessed.


The GMIB rider charge is deducted from your account value pro rata from each investment portfolio. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account.


WITHDRAWAL CHARGE


We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:


1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then


2.    The free withdrawal amount described below; then


3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.


A withdrawal charge may be assessed if prior purchase payments are withdrawn pursuant to a divorce or separation instrument, if permissible under tax law.


FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.


The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:


CLASS S



Number of Complete Years from        Withdrawal Charge
Receipt of Purchase Payment       (% of Purchase Payment)
------------------------------   ------------------------
  0                                         7
  1                                         6
  2                                         6
  3                                         5
  4                                         4
  5                                         3
  6                                         2
  7 and thereafter                          0

CLASS S - L SHARE OPTION



Number of Complete Years from        Withdrawal Charge
Receipt of Purchase Payment       (% of Purchase Payment)
------------------------------   ------------------------
  0                                         7
  1                                         6
  2                                         6
  3                                         5
  4 and thereafter                          0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.


If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.


We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB Plus payments, if applicable. In addition, we will not assess the withdrawal charge on required minimum distributions from Qualified Contracts in order to satisfy federal income tax rules or to avoid required federal income tax penalties. This exception only applies to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.


NOTE: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract, or if a prospective purchaser already had a relationship with us.


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6-month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. You must exercise this right no later than 90 days after you or your joint owner exits the nursing home or hospital. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used. There is no charge for this rider.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used. There is no charge for this rider.


The Nursing Home or Hospital Confinement rider and the Terminal Illness rider are only available for owners who are age 80 or younger (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.


PREMIUM AND OTHER TAXES


We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. New York does not currently assess premium taxes on purchase payments you make. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES


We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.




5.  ANNUITY PAYMENTS

        (THE INCOME PHASE)

ANNUITY DATE


Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).


When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or 10 years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.


Please be aware that once your contract is annuitized, you are ineligible to receive the death benefit you have selected. ADDITIONALLY, IF YOU HAVE SELECTED A GUARANTEED MINIMUM INCOME BENEFIT, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY GUARANTEED PRINCIPAL ADJUSTMENT THAT MAY ALSO BE PROVIDED BY THE RIDER.


ANNUITY PAYMENTS


You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.


During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:


o  fixed annuity payments, or

o  variable annuity payments, or


o  a combination of both.


If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.


If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your initial payment will vary and will depend upon three things:


1) the value of your contract in the investment portfolio(s) just before the start of the income phase,


2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and


3)    the annuity option elected.


Subsequent variable annuity payments will vary with the performance of the investment portfolios you selected. (For more information, see "Variable Annuity Payments" below.)


At the time you choose an annuity option, you select the AIR, which must be acceptable to us. Currently, you can select an AIR of 3% or 4%. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.



Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments. (For more information, see "Variable Annuity Payments" below.)


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.


A transfer during the income phase from a variable annuity payment option to a fixed annuity payment option may result in a reduction in the amount of annuity payments.


If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change, unless you make a transfer from a variable annuity payment option to the fixed annuity payment that causes the fixed annuity payment to increase. Please refer to the "Annuity Provisions" section of the Statement of Additional Information for more information.


Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.


ANNUITY OPTIONS


You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.


If you do not choose an annuity option at the time you purchase the contract, Option 2, which provides a life annuity with 10 years of guaranteed annuity payments, will automatically be applied.


You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.


If more than one frequency is permitted under your contract, choosing less frequent payments will result in each annuity payment being larger. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the annuitant or joint annuitant are alive (such as Options 2 and 4 below) result in annuity payments that are smaller than annuity options without such a guarantee (such as Options 1 and 3 below). For annuity options with a designated period, choosing a shorter designated period will result in each annuity payment being larger.


OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.


OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments to the beneficiary for the rest of the 10 year period.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments to the beneficiary for the rest of the 10 year period.


OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion.


We may require proof of age or sex of an annuitant before making any annuity payments under the contract that are measured by the annuitant's life. If the age or sex of the annuitant has been misstated, the amount payable will be the amount that the account value would have provided at the correct age or sex. Once annuity payments have begun, any underpayments will be made up in one sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the total is repaid.


You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period annuity option (Option 5). You may not commute the fixed Payments for a Designated Period annuity option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving annuitant. Upon the death of the last surviving annuitant, the beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable annuity options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed annuity options, the calculation of the commuted value will be done using the then current annuity option rates.


There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")



Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.


Tax rules with respect to decedent contracts may prohibit the election of Joint and Last Survivor annuity options (or income types) and may also prohibit payments for as long as the owner's life in certain circumstances.


In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both Qualified Contracts and Non-Qualified Contracts.


In the event that you purchased the contract as a Qualified Contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.


VARIABLE ANNUITY PAYMENTS


The Adjusted Contract Value (the account value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The first variable annuity payment will be based upon the Adjusted Contract Value, the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate variable annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and annuity option elected. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.


The dollar amount of variable annuity payments after the first payment is determined as follows:


o The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, and the number of annuity units will be adjusted for transfers to a fixed annuity option. Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.


o The fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.


o The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.


ANNUITY UNIT. The initial annuity unit value for each investment portfolio of the Separate Account was set by us. The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor (see the Statement of Additional Information for a definition) for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which represents the daily equivalent of the AIR you elected.


FIXED ANNUITY PAYMENTS


The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the annuity date will be used to determine a fixed annuity payment. The annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made. You may not make a transfer from the fixed annuity option to the variable annuity option.




6. ACCESS TO YOUR MONEY

You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:


(1)    by making a withdrawal (either a partial or a complete withdrawal);


(2)    by electing to receive annuity payments; or


(3)    when a death benefit is paid to your beneficiary.


Under most circumstances, withdrawals can only be made during the accumulation phase.


You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")


When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:


o  less any applicable withdrawal charge;


o  less any premium or other tax;


o  less any account fee; and


o  less any applicable pro rata GMIB rider charge.


Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio(s). We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.


We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.


We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (I.E., that could still be dishonored by the contract owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.


How to withdraw all or part of your account value:


o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")


o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")


o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)


We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death in good order.


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.


SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals or transfers for any period when:


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);


o  trading on the New York Stock Exchange is restricted;


o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or


o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.




7. LIVING BENEFITS

GUARANTEED INCOME BENEFITS


We offer optional living benefit riders that, for an additional charge, offer protection against market risk (the risk that your investments may decline in value or underperform your expectations). The type of living benefit rider we currently offer is a guaranteed income benefit. Our guaranteed income benefit riders, called Guaranteed Minimum Income Benefits (GMIBs), are designed to allow you to invest your account value in the market while at the same time assuring a specified guaranteed level of minimum fixed annuity payments if you elect the income phase. The fixed annuity payment amount is guaranteed regardless of investment performance or the actual account value at the time you annuitize. Prior to exercising the rider and annuitizing your contract, you may make withdrawals up to a maximum level specified in the rider and still maintain the benefit amount. Only one version of the GMIB rider may be elected, and the rider must be elected at contract issue.


Each version of the GMIB is designed to guarantee a predictable, minimum level of fixed annuity payments, regardless of the investment performance of your account value during the accumulation phase. HOWEVER, IF APPLYING YOUR ACTUAL ACCOUNT VALUE AT THE TIME YOU ANNUITIZE THE CONTRACT TO THEN CURRENT ANNUITY PURCHASE RATES (OUTSIDE OF THE RIDER) PRODUCES HIGHER INCOME PAYMENTS, YOU WILL RECEIVE THE HIGHER PAYMENTS, AND THUS YOU WILL HAVE PAID FOR THE RIDER EVEN THOUGH IT WAS NOT USED. Also, prior to exercising the rider, you may make specified withdrawals that reduce your income base (as explained below) during the accumulation phase and still leave the rider guarantees intact, provided the conditions of the rider are met. Your registered representative can provide you an illustration of the amounts you would receive, with or without withdrawals, if you exercised the rider.


There are two different versions of the GMIB under this contract: GMIB Max II and GMIB Plus IV.


Once a GMIB rider is elected, it cannot be terminated except as discussed below.

FACTS ABOUT THE GUARANTEED INCOME BENEFIT RIDERS


INCOME BASE AND GMIB ANNUITY PAYMENTS. Under the GMIB, we calculate an "income base" (as described below) that determines, in part, the minimum amount you receive as an income payment upon exercising the GMIB rider and annuitizing the contract. IT IS IMPORTANT TO RECOGNIZE THAT THIS INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. After a minimum 10-year waiting period, and then only within 30 days following a contract anniversary, you may exercise the rider. We then will apply the income base calculated at the time of exercise to the conservative GMIB Annuity Table (as described below) specified in the rider in order to determine your minimum guaranteed lifetime fixed monthly annuity payments (your actual payment may be higher than this minimum if, as discussed above, the base contract under its terms would provide a higher payment).


THE GMIB ANNUITY TABLE. The GMIB Annuity Table is specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per annum. As with other pay-out types, the amount you receive as an income payment also depends on your age, your sex, and the annuity option you select. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB rider, your annuity payments will be the greater of:


o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or


o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


If you choose not to receive annuity payments as guaranteed under the GMIB, you may elect any of the annuity options available under the contract.


OWNERSHIP. If you, the owner, are a natural person, you must also be the annuitant. If a non-natural person owns the contract, then the annuitant will be considered the owner in determining the income base and GMIB annuity payments. If joint owners are named, the age of the older joint owner will be used to determine the income base and GMIB annuity payments. For the purposes of the Guaranteed Income Benefits section of the prospectus, "you" always means the owner, oldest joint owner or the annuitant, if the owner is a non-natural person.


GMIB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase a GMIB rider.


(See Appendix B for examples illustrating the operation of GMIB Max II and GMIB Plus IV.)


DESCRIPTION OF GMIB MAX II AND GMIB PLUS IV


The GMIB Max II and GMIB Plus IV riders are available only for owners up through age 78, and you can only elect the GMIB Max II or GMIB Plus IV at the time you purchase the contract. THE GMIB MAX II AND GMIB PLUS IV RIDERS MAY BE EXERCISED AFTER A 10-YEAR WAITING PERIOD AND THEN ONLY WITHIN 30 DAYS FOLLOWING A CONTRACT ANNIVERSARY, PROVIDED THAT THE EXERCISE MUST OCCUR NO LATER THAN THE 30-DAY PERIOD FOLLOWING THE CONTRACT ANNIVERSARY PRIOR TO THE OWNER'S 91ST BIRTHDAY.


ELECTING GMIB MAX II OR GMIB PLUS IV. You should consult with your registered representative when considering whether to elect the GMIB Max II or GMIB Plus IV rider. Important factors to consider when comparing the two riders include:


o ANNUAL INCREASE RATE. As noted above, we calculate an income base under the GMIB rider that helps determine the minimum amount you receive as an income payment upon exercising the rider. One of the factors used in calculating the income base is called the "annual increase rate." The annual increase rate under the GMIB Max II is 5.5% and the annual increase rate under the GMIB Plus IV is 4.5%. (See "Effect of Required Minimum Distributions" below for circumstances under which these percentages may be higher.)

o ANNUAL WITHDRAWAL AMOUNT. Each contract year, you can withdraw up to a certain percentage of your Annual Increase Amount, and the Annual Increase Amount will be reduced by the dollar amount withdrawn (not proportionately). This percentage is 5.5% under the GMIB Max II and 4.5% under the GMIB Plus IV. (See "Effect of Required Minimum Distributions" below for circumstances under which these percentages may be higher.)


o INVESTMENT ALLOCATION RESTRICTIONS. The GMIB Plus IV rider allows you to allocate your purchase payments among a wider variety of investment options than the GMIB Max II rider, including investment portfolios that may offer the potential for higher returns than the investment portfolios available with the GMIB Max II rider. See "Investment Allocation Restrictions" below for more information.



   o If you elect the GMIB Max II, you must allocate all of your purchase payments and account value among five investment portfolios, and you will not be able to allocate purchase payments or account value to a money market portfolio.


   o If you elect the GMIB Plus IV, you must allocate all of your purchase payments and account value according to the investment allocation restrictions described above in "Purchase - Investment Allocation Restrictions for Certain Riders." If you elect the GMIB Plus IV, you will be able to allocate purchase payments and account value to a money market portfolio.


o SUBSEQUENT PURCHASE PAYMENTS UNDER GMIB MAX. If the GMIB Max II rider is no longer available to new customers, or if we make changes in the future to the terms of the GMIB Max II rider offered to new customers, we may choose not to permit you to make subsequent purchase payments. You should consider how significant the ability to make subsequent purchase payments is for your long-term investment plans.


o LIMIT ON ANNUAL INCREASE AMOUNT. One of the components used to calculate the income base is the Annual Increase Amount (see "Income Base" below). The Annual Increase Amount is limited to a maximum percentage of your purchase payments or, if greater, the same percentage of the Annual Increase Amount as increased by the most recent Optional Step-Up. This maximum percentage is 275% for GMIB Max II and 400% for GMIB Plus IV.


EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS. The following only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code. As described below under "Annual Increase Rate" and "Withdrawal Adjustments," there may be times when the amount of your required minimum distribution (which is based on factors including your age and your account value) in relation to the Annual Increase Amount causes the annual increase rate and dollar-for-dollar withdrawal amount to be higher than 4.5% under the GMIB Plus IV or higher than 5.5% under the GMIB Max II.


Both riders are described in detail below.


INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.


(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge).


(b) Annual Increase Amount: On the date we issue your contract, the "Annual Increase Amount" is equal to your initial purchase payment. All purchase payments received within 120 days of the date we issue your contract will be treated as part of the initial purchase payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:


    (i) is purchase payments accumulated at the annual increase rate (as defined below); and


    (ii) is withdrawal adjustments (as defined below) accumulated at the annual increase rate.

The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the account value, the Annual Increase Amount is not set equal to the account value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the account value.


THE ANNUAL INCREASE AMOUNT IS LIMITED TO A MAXIMUM PERCENTAGE OF YOUR PURCHASE PAYMENTS OR, IF GREATER, THE SAME PERCENTAGE OF THE ANNUAL INCREASE AMOUNT AS INCREASED BY THE MOST RECENT OPTIONAL STEP-UP (SEE "OPTIONAL STEP-UP" BELOW). THIS PERCENTAGE IS 275% FOR GMIB MAX II AND 400% FOR GMIB PLUS IV.


ANNUAL INCREASE RATE. Through the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is the greater of:


(a)    5.5% for GMIB Max II or 4.5% for GMIB Plus IV;


(b)    the required minimum distribution rate (as defined below).


Item (b) only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code.


The required minimum distribution rate equals the greater of:


(1) the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the contract year;


(2a) if you enroll only in the Automated Required Minimum Distribution Program,
                   ----
       the total withdrawals during the contract year under the Automated Required Minimum Distribution Program, divided by the Annual Increase Amount at the beginning of the contract year; or


(2b) if you enroll in both the Systematic Withdrawal Program and the Automated
                      ----
        Required Minimum Distribution Program, the total withdrawals during the contract year under (i) the Systematic Withdrawal Program (up to a maximum of 5.5% of the Annual Increase Amount at the beginning of the contract year for GMIB Max II, or 4.5% of the Annual Increase Amount at the beginning of the contract year for GMIB Plus IV) and (ii) the Automated Required Minimum Distribution Program (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the contract year.


On the first contract anniversary, "at the beginning of the contract year" means on the issue date; on a later contract anniversary, "at the beginning of the contract year" means on the prior contract anniversary.


See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GMIB Max II or GMIB Plus IV" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.


If item (b) above (the required minimum distribution rate) is greater than item
(a) above, and your total withdrawals during a contract year, divided by the Annual Increase Amount at the beginning of the contract year, exceed the
                                                              ------
required minimum distribution rate, the required minimum distribution rate is not used to calculate the annual increase rate, and the annual increase rate will be reduced to 5.5% for GMIB Max II or 4.5% for GMIB Plus IV (item (a)). Therefore, the annual increase rate for that contract year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of annuity payments under the GMIB rider.


During the 30 day period following the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is 0%.


WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a contract year are determined according to (a) or (b):


(a) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or


(b) If total withdrawals in a contract year are not greater than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year, and if these withdrawals are paid to you (or to the annuitant, if the contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals

     (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in
     (a) immediately above and be treated as though the corresponding withdrawals occurred at the end of that contract year.


As described in (a) immediately above, if in any contract year you take cumulative withdrawals that exceed the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the account value. This reduction may be significant, particularly when the account value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of annuity payments under the GMIB rider. Limiting your cumulative withdrawals during a contract year to not more than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year will result in dollar-for-dollar treatment of the withdrawals, as described in (b) immediately above.


(See Appendix B for examples of the calculation of the income base, including the Highest Anniversary Value, the Annual Increase Amount, the annual increase rate, and the withdrawal adjustments.)


In determining the GMIB annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.


OPTIONAL STEP-UP. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. An Optional Step-Up may be beneficial if your account value has grown at a rate above the annual increase rate on the Annual Increase Amount (5.5% for GMIB Max II or 4.5% for GMIB Plus IV). As described below, an Optional Step-Up resets the Annual Increase Amount to the account value. After an Optional Step-Up, the annual increase rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE WILL RESTART THE 10-YEAR WAITING PERIOD. IN ADDITION, WE MAY RESET THE RIDER CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME RIDER AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.


An Optional Step-Up is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.


You may elect either: (1) a one-time Optional Step-Up at any contract anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)


We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary.


The Optional Step-Up:


(1) resets the Annual Increase Amount to the account value on the contract anniversary following the receipt of an Optional Step-Up election;


(2) resets the waiting period to exercise the rider to the tenth contract anniversary following the date the Optional Step-Up took effect;


(3) resets the maximum Annual Increase Amount to a percentage (275% for GMIB Max II and 400% for GMIB Plus IV) multiplied by the Annual Increase Amount calculated in (1) above, if greater than the maximum Annual Increase Amount immediately before the Optional Step-Up; and


(4)    may reset the rider charge to a rate that does not exceed the lower of:
     (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.


On the date of the Optional Step-Up, the account value on that day will be treated as a single purchase payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the reset. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the step-up.


INVESTMENT ALLOCATION RESTRICTIONS. As noted above, the GMIB Plus IV rider allows you to allocate your purchase payments among a wider variety of investment options than the GMIB Max II rider, including investment portfolios that offer the potential for higher returns than the investment portfolios available with the GMIB Max II rider. For a detailed description of the GMIB Max II and GMIB Plus IV investment allocation restrictions, see "Purchase - Investment Allocation Restrictions for Certain Riders."


If you elect the GMIB Max II or GMIB Plus IV, you may not participate in the Dollar Cost Averaging (DCA) program.


Investment Allocation Restrictions - Comparing GMIB Max II and GMIB Plus IV. If
---------------------------------------------------------------------------
you elect the GMIB Max II rider, you must allocate 100% of your purchase payments and account value among five investment portfolios. (By contrast, more investment portfolios are available if you elect the GMIB Plus IV rider; see "Purchase - Investment Allocation Restrictions for Certain Riders" for a complete list.) Four of these investment portfolios - the AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio - are designed specifically for use with the GMIB Max, and have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max II rider is not selected may offer the potential for higher returns. Before you select the GMIB Max II rider, you and your financial representative should carefully consider whether the five investment options available with GMIB Max II meet your investment objectives and risk tolerance.


Restrictions on Investment Allocations If the GMIB Max II Rider Terminates. If
--------------------------------------------------------------------------
the GMIB Max II rider terminates (see "Terminating the GMIB Max II and GMIB Plus IV Riders"), you may no longer allocate subsequent purchase payments or transfer account value to or among the five GMIB Max investment portfolios. You may leave account value in the five investment portfolios, but once you transfer account value to an investment portfolio that is not one of the five investment portfolios, you will not be permitted to transfer it back to any of those five investment portfolios. If the GMIB Max II rider terminates, you will be permitted to allocate subsequent purchase payments or transfer account value to any of the other available investment portfolios.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR GMIB MAX II. In the future, we may choose not to permit owners of existing contracts with the GMIB Max II rider to make subsequent purchase payments if: (a) the GMIB Max II rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max II rider offered to new customers (for example, if we change the GMIB Max II rider charge; see your contract schedule for a list of the other changes). We will notify owners of contracts with the GMIB Max II rider in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, contract owners will still be permitted to transfer account value among the five GMIB Max II investment portfolios.


GUARANTEED PRINCIPAL OPTION. On each contract anniversary starting with the tenth contract anniversary and through the contract anniversary prior to the owner's 91st birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the applicable contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following that contract anniversary.


By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your account value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:


(a) is purchase payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and


(b) the account value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.


The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment portfolio in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. IF YOU ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS, YOU SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. However, because purchase payments made after 120 days will increase your account value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, the GMIB Max II and GMIB Plus IV riders may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the rider for this feature.


The Guaranteed Principal Adjustment will never be less than zero. IF THE GUARANTEED PRINCIPAL OPTION IS EXERCISED, THE GMIB MAX II OR GMIB PLUS IV RIDER WILL TERMINATE AS OF THE DATE THE OPTION TAKES EFFECT AND NO ADDITIONAL GMIB CHARGES WILL APPLY THEREAFTER. The variable annuity contract, however, will continue, and the GMIB Max II or GMIB Plus IV investment allocation restrictions, described above, will no longer apply (except as described above under "Restrictions on Investment Allocations If the GMIB Max II Rider Terminates").


EXERCISING THE GMIB MAX II OR GMIB PLUS IV RIDER. If you exercise the GMIB Max II or GMIB Plus IV, you must elect to receive annuity payments under one of the following fixed annuity options:


(1)    Life annuity with 5 years of annuity payments guaranteed.


(2) Joint and last survivor annuity with 5 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint annuitants, who are not spouses, is greater than 10 years. (See "Annuity Payments (The Income Phase).") THIS JOINT AND LAST SURVIVOR ANNUITY OPTION IS ONLY AVAILABLE IF THE YOUNGEST ANNUITANT'S ATTAINED AGE IS 35 OR OLDER.


These options are described in the contract and the GMIB Max II and GMIB Plus IV riders.

The GMIB Annuity Table is specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per annum. As with other payout types, the amount you receive as an income payment also depends on the annuity option you select, your age, and your sex. The annuity rates for attained ages 86 to 90 are the same as those for attained age 85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB Max II or GMIB Plus IV, your annuity payments will be the greater of:


o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or


o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


If the amount of the guaranteed minimum lifetime income that the GMIB Max II or GMIB Plus IV produces is less than the amount of annuity income that would be provided by applying contract value on the annuity date to the then-current annuity purchase rates, then you would have paid for a benefit that you did not use.


If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.


ENHANCED PAYOUT RATES. As noted above, the annuity rates in the GMIB Annuity Table are calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per annum. However, the GMIB Plus IV and GMIB Max II payout rates are enhanced under the following circumstances.


If you select the GMIB Plus IV rider and if:
                  ------------


o  your contract was issued on or after your 48th birthday;


o  you begin withdrawals on or after your 60th birthday;


o your account value is fully withdrawn or decreases to zero at or after your 60th birthday and there is an income base remaining; and


o the annuity option you select is the single life annuity with 5 years of annuity payments guaranteed;


then the annual annuity payments under the GMIB Plus IV rider will equal or exceed 4.5% of the income base (calculated on the date the payments are determined).


If you select the GMIB Max II rider and if:
                  -----------


o  your contract was issued on or after your 62nd birthday;


o  you begin withdrawals on or after your 62nd birthday;


o your account value is fully withdrawn or decreases to zero at or after your 62nd birthday and there is an income base remaining; and


o the annuity option you select is the single life annuity with 5 years of annuity payments guaranteed;


then the annual annuity payments under the GMIB Max II rider will equal or exceed 5% of the income base (calculated on the date the payments are determined).


Alternatively, if you select the GMIB Max II rider and if:
                                 -----------


o  your contract was issued on or after your 62nd birthday;


o  you begin withdrawals on or after your 67th birthday;


o your account value is fully withdrawn or decreases to zero at or after your 67th birthday and there is an income base remaining; and


o the annuity option you select is the single life annuity with 5 years of annuity payments guaranteed;

then the annual annuity payments under the GMIB Max II rider will equal or exceed 5.5% of the income base (calculated on the date the payments are determined).


If you choose not to receive annuity payments as guaranteed under the GMIB Max II or GMIB Plus IV, you may elect any of the annuity options available under the contract.


TERMINATING THE GMIB MAX II AND GMIB PLUS IV RIDERS. Except as otherwise provided in the GMIB Max II or GMIB Plus IV rider, each rider will terminate upon the earliest of:


    a) The 30th day following the contract anniversary prior to your 91st birthday;


    b) The date you make a complete withdrawal of your account value (if there is an income base remaining you will receive payments based on the remaining income base);


    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB;


    d) Death of the owner or joint owner (unless the spouse (age 89 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract;


    e) A change for any reason of the owner or joint owner or the annuitant, if a non-natural person owns the contract, subject to our administrative procedures;


    f)    The effective date of the Guaranteed Principal Option; or


    g)    The date you assign your contract.


Under our current administrative procedures, we will waive the termination of the GMIB Max II or GMIB Plus IV rider if you assign the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of account value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.


When the GMIB Max II or GMIB Plus IV rider terminates, the corresponding GMIB Max II or GMIB Plus IV rider charge terminates and the GMIB Max II or GMIB Plus IV investment allocation restrictions, described above, will no longer apply (except as described above under "Restrictions on Investment Allocations If the GMIB Max II Rider Terminates").


USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GMIB MAX II OR GMIB PLUS IV


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.


Used with the GMIB Max II or GMIB Plus IV rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the income base on a proportionate basis. (Reducing the income base on a proportionate basis could have the effect of reducing or eliminating the value of annuity payments under the GMIB Max II or GMIB Plus IV riders.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.


Alternatively, you may choose to enroll in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the income base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5.5% of the Annual Increase Amount at the beginning of the contract year with the GMIB Max II, or 4.5% of the Annual Increase Amount at the beginning of the contract year with the GMIB Plus IV. Any amounts above 5.5% of the Annual Increase Amount (for GMIB Max II) or 4.5% of the Annual Increase Amount (for GMIB Plus IV) that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect the GMIB Plus IV and enroll in the Systematic Withdrawal Program and elect to receive monthly payments totaling 4.5% of the Annual

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Increase Amount, you should also enroll in the Automated Required Minimum
Distribution Program and elect to receive your Automated Required Minimum Distribution Program payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.


If you enroll in either the Automated Required Minimum Distribution Program or both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the income base being reduced on a proportionate basis, and have the effect of reducing or eliminating the value of annuity payments under the GMIB Max II or GMIB Plus IV rider.


To enroll in the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.


(See Appendix B for examples illustrating the operation of GMIB Max II and GMIB Plus IV.)




8. PERFORMANCE

We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including certain death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, or applicable optional rider charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, withdrawal charges, applicable optional rider charges, and the investment portfolio expenses.


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.


In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH


If you die during the accumulation phase, we will pay a death benefit to your beneficiary (or beneficiaries). This death benefit is described below. The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method.


Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order. If the death benefit payable is an amount that exceeds the account value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the account value, in accordance with the current allocation of the account value. This death benefit amount remains in the investment portfolios until each of the other beneficiaries submits the necessary documentation in good order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the investment portfolios on behalf of the remaining beneficiaries are subject to investment risk. There is no additional death benefit guarantee.


If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.


If we are presented in good order with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.



STANDARD DEATH BENEFIT (PRINCIPAL PROTECTION)


The death benefit will be the greater of:


(1)    the account value; or


(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.


If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.


(See Appendix C for examples of the standard death benefit.)


GENERAL DEATH BENEFIT PROVISIONS


The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.


If the beneficiary under a Qualified Contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).


A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For Non-Qualified Contracts, payment must begin within one year of the date of death. For Qualified Contracts, payment must begin no later than the end of the calendar year immediately following the year of death.


We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional purchase payments would be subject to applicable withdrawal charges. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within seven days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death.


If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.


SPOUSAL CONTINUATION


If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio in the ratio that the account value in the investment portfolio bears to the total account value. The terms and conditions of the contract that applied prior to the owner's death will continue to apply, with certain exceptions described in the contract.


For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit are reset on the date the spouse continues the contract.


Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable Federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current Federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under Federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.


DEATH OF THE ANNUITANT


If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a corporation or a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.


Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.


CONTROLLED PAYOUT


You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts.




10. FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED CONTRACT.The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.


If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED CONTRACT.


Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.


TAXATION OF NON-QUALIFIED CONTRACTS


NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.


The following discussion generally applies to Non-Qualified Contracts owned by natural persons.


WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.


It is conceivable that certain benefits or the charges for certain benefits such as any of the guaranteed death benefits, could be considered to be taxable each year as deemed distributions from the contract to pay for non-annuity benefits. We currently treat these charges and benefits as an intrinsic part of the annuity contract and do not tax report these as taxable income until distributions are actually made. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.


We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).


ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:


o  made on or after the taxpayer reaches age 59 1/2;


o  made on or after the death of an owner;


o  attributable to the taxpayer's becoming disabled;


o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or


o under certain immediate income annuities providing for substantially equal payments made at least annually.


Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.


ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax adviser as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.


The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment portfolios after the annuity starting date. Consult your tax adviser.


Starting in 2011, if your contract allows and you elect to apply less than the entire account value of your contract to a pay-out option provided under the contract ("partial annuitization"), an exclusion ratio will apply to the annuity payments you receive, provided the payout period is for 10 years or more, or for the life of one or more individuals. Your after-tax purchase payments in the contract will be allocated pro rata between the annuitized portion of the contract and the portion that remains deferred. Consult your own independent tax adviser before you partially annuitize your contract.


TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.


See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.


TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.


WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.


MULTIPLE CONTRACTS. The tax law provides that deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax adviser.


OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.


FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."


TAXATION OF QUALIFIED CONTRACTS


The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified

Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.


WITHDRAWALS. In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.


INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2011, $5,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The contract (and appropriate IRA tax endorsements) have not yet been submitted to the IRS for review and approval as to form. Such approval is not required to constitute a valid Traditional IRA or SIMPLE IRA. Such approval does not constitute an IRS endorsement of the investment options and benefits offered under the contract. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.


SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $11,500 for 2011. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.


ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.


PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.


TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.


Income tax regulations issued in July 2007 require certain fundamental changes to these arrangements, including: (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and (c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.


The regulations are now in effect, including a prohibition on use of new life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions. Please note that, in light of the regulations, this contract is not available for purchase via a "90-24" transfer.


Recent income tax regulations also provide certain new restrictions on withdrawals of amounts from tax sheltered annuities that are not attributable to salary reduction contributions. Under these regulations, a Section 403(b) contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the participant no earlier than upon the earlier of the participant's severance from employment or upon the prior occurrence of some event such as after a fixed number of years, the attainment of a stated age, or disability. This new withdrawal restriction is applicable for tax sheltered annuity contracts issued on or after January 1, 2009.


Recently enacted legislation allows (but does not require) 403(b) plans that offer designated Roth accounts to permit participants to roll their non-Roth account assets into a designated Roth account under the same plan, provided the non-Roth assets are distributable under the plan and otherwise eligible for rollover.


SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.


SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using a contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.


OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have required minimum distribution (RMD) rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period. (See "Living Benefits.")



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


The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.


For RMDs following the death of the annuitant of a Qualified Contract, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.


Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.


"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.


COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:


o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.


o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.


o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.


A payee should consult with his or her own tax adviser prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.


FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.


GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.


ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides



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


general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.


PUERTO RICO TAX CONSIDERATIONS


The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 2011 PR Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.


TAX BENEFITS RELATED TO THE ASSETS OF THE SEPARATE ACCOUNT


We may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to contract owners because we are the owner of the assets from which the tax benefits are derived.


POSSIBLE TAX LAW CHANGES


Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. We will notify you of any changes to your contract. Consult a tax adviser with respect to legislative developments and their effect on the contract.


We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.




11. OTHER INFORMATION

FIRST METLIFE INVESTORS


First MetLife Investors is a stock life insurance company that was organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First Xerox Life Insurance Company, which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent of General American Life Insurance Company. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, First MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, First MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. First MetLife Investors is licensed to do business only in the State of New York.


THE SEPARATE ACCOUNT


We have established a SEPARATE ACCOUNT, First MetLife Investors Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under New York insurance law on

December 31, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.


The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.


We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.


We are obligated to pay all money we owe under the contracts - such as death benefits and income payments - even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit, optional Guaranteed Minimum Income Benefit, or optional Guaranteed Withdrawal Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. First MetLife Investors is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.


DISTRIBUTOR


We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.


Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.


All of the investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range from 0.25% to 0.55% of Separate Account assets invested in the particular investment portfolio.


SELLING FIRMS


As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.


COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 7% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.


Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.


ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.


The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2010, as well as the range of additional compensation paid.)


REQUESTS AND ELECTIONS


We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366. If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your contract.


Requests for service may be made:


o  Through your registered representative


o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday


o  In writing to our Annuity Service Center


o  By fax at (515) 457-4400 or


o  By Internet at www.metlifeinvestors.com


Some of the requests for service that may be made by telephone or Internet include transfers of account value (see "Investment Options - Transfers - Transfers By Telephone or Other Means") and changes to the allocation of future purchase payments (see "Purchase - Allocation of Purchase Payments"). All other requests must be in written form, satisfactory to us.


A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your registered representative before submitting the form or request.


We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.


Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.


CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.


OWNERSHIP


OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.


These rights include the right to:


o  change the beneficiary.


o change the annuitant before the annuity date (subject to our underwriting and administrative rules).


o  assign the contract (subject to limitation).


o  change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.


The owner is as designated at the time the contract is issued, unless changed. Any change of owner is subject to our underwriting rules in effect at the time of the request.


JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.


BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).


ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Living Benefits - Guaranteed Income Benefits").


ASSIGNMENT. You can assign a Non-Qualified Contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.


If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, First MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, First MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of First MetLife Investors to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI.



TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


     Company

     Independent Registered Public Accounting Firm

     Additional Information

     Custodian

     Distribution

     Calculation of Performance Information

     Annuity Provisions

     Tax Status of the Contracts

     Financial Statements

APPENDIX A

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.



MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of First MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B portfolios are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.



MET INVESTORS SERIES TRUST - AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION PORTFOLIOS (CLASS C)

In addition to the Met Investors Series Trust portfolios listed above, the following Class C portfolios managed by MetLife Advisers, LLC are also available under the contract:


AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Moderate Allocation Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.


AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Balanced Allocation Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Growth Allocation Portfolio seeks growth of capital.



MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by MetLife Advisers, LLC is also available under the contract:


MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio primarily seeks capital appreciation and secondarily seeks income.



MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:


SSGA GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

MET INVESTORS SERIES TRUST - GMIB MAX PORTFOLIOS (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:


ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION PORTFOLIO*


SUBADVISER: AllianceBernstein L.P.


INVESTMENT OBJECTIVE: The AllianceBernstein Global Dynamic Allocation Portfolio seeks capital appreciation and current income.


AQR GLOBAL RISK BALANCED PORTFOLIO*


SUBADVISER: AQR Capital Management, LLC


INVESTMENT OBJECTIVE: The AQR Global Risk Balanced Portfolio seeks total return.


BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO*


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock Global Tactical Strategies Portfolio seeks capital appreciation and current income.


METLIFE BALANCED PLUS PORTFOLIO*


SUBADVISER: Pacific Investment Management Company, LLC


INVESTMENT OBJECTIVE: The MetLife Balanced Plus Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


PYRAMIS (Reg. TM) GOVERNMENT INCOME PORTFOLIO*


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Government Income Portfolio seeks a high level of current income, consistent with preservation of principal.


*These portfolios are only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation Restrictions for Certain Riders.")



METROPOLITAN SERIES FUND, INC. (CLASS B)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of First MetLife Investors, is the investment adviser to the portfolios. The following Class B portfolio is available under the contract:


BLACKROCK MONEY MARKET PORTFOLIO


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.


During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

APPENDIX B

GMIB MAX II AND GMIB PLUS IV EXAMPLES

The purpose of these examples is to illustrate the operation of the GMIB Max IIand GMIB Plus IV riders. (These examples use the annual increase rate for the GMIB Plus IV rider, 4.5%. If a contract is issued with the GMIB Max II rider, the annual increase rate is 5.5% instead of 4.5%. See "Living Benefits - Guaranteed Income Benefits.") Example (7) shows how required minimum distributions affect the income base when the GMIB Plus IV is elected with an IRA contract (or another contract subject to Section 401(a)(9) of the Internal Revenue Code).


The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.


(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT


    Dollar-for-dollar adjustment when withdrawal is less than or equal to 4.5%
    --------------------------------------------------------------------------
      of the Annual Increase Amount from the prior contract anniversary
      -----------------------------------------------------------------


    Assume the initial purchase payment is $100,000 and the GMIB Plus IV is selected. Assume that during the first contract year, $4,500 is withdrawn. Because the withdrawal is less than or equal to 4.5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 4.5% per year, compounded annually, less $4,500 = $100,000). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $104,500 ($100,000 increased by 4.5% per year, compounded annually).


    Proportionate adjustment when withdrawal is greater than 4.5% of the Annual
    ---------------------------------------------------------------------------
      Increase Amount from the prior contract anniversary
      ---------------------------------------------------


    Assume the initial purchase payment is $100,000 and the GMIB Plus IV is selected. Assume the account value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $104,500 ($100,000 increased by 4.5% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 4.5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($104,500) multiplied by the percentage reduction in the account value attributed to that entire withdrawal: 10% (the $10,000 withdrawal reduced the $100,000 account value by 10%). Therefore, the new Annual Increase Amount is $94,050 ($104,500 x 10% = $10,450; $104,500 - $10,450 =
      $94,050). (If multiple withdrawals are made during a contract year - for example, a $4,500 withdrawal and a $5,500 withdrawal instead of a single $10,000 withdrawal - and those withdrawals total more than 4.5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced proportionately by each of the withdrawals made during that contract year and there will be no dollar-for-dollar withdrawal adjustment for the contract year.) Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $98,282 ($94,050 increased by 4.5% per year, compounded annually).


(2) THE 4.5% ANNUAL INCREASE AMOUNT


    Example
    -------


    Assume the owner of the contract is a male, age 55 at issue, and he elects the GMIB Plus IV rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the 4.5% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 4.5% Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary prior to the owner's 91st birthday). At the tenth contract anniversary, when the owner is age 65, the 4.5% Annual Increase Amount is $155,297 ($100,000 increased by 4.5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.


    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------


    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 4.5%, until the contract anniversary on or immediately after the contract owner's 90th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 4.5% a year adjusted for withdrawals and charges "the 4.5% Annual Increase Amount") is the value upon which future income payments can be based.


[GRAPHIC APPEARS HERE]







    Graphic Example: Determining your guaranteed lifetime income stream
    -------------------------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 4.5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 4.5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.



[GRAPHIC APPEARS HERE]







(3) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")


    Example
    -------


  Assume, as in the example in section (2) above, the owner of the contract is a male, age 55 at issue, and he elects the GMIB Plus IV rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial purchase payment). Assume the account value on the first contract anniversary is $108,000 due to good market performance. Because the account value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the account value ($108,000). Assume the account value on the second contract anniversary is $102,000 due to poor market performance. Because the account value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.


    Assume this process is repeated on each contract anniversary until the tenth contract anniversary, when the account value is $150,000 and the Highest Anniversary Value is $145,000. The Highest Anniversary Value is set equal to the account value ($150,000). See section (4) below for an example of the exercise of the GMIB Plus IV rider.


    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------


    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]






  Graphic Example: Determining your guaranteed lifetime income stream
  -------------------------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


[GRAPHIC APPEARS HERE]







(4) PUTTING IT ALL TOGETHER


    Example
    -------


    Continuing the examples in sections (2) and (3) above, assume the owner chooses to exercise the GMIB Plus IV rider at the tenth contract anniversary and elects a life annuity with 5 years of annuity payments guaranteed. Because the 4.5% Annual Increase Amount ($155,297) is greater than the Highest Anniversary Value ($150,000), the 4.5% Annual Increase Amount ($155,297) is used as the income base. The income base of $155,297 is applied to the GMIB Annuity Table. This yields annuity payments of $508 per month for life, with a minimum of 5 years guaranteed. (If the same owner were instead age 70, the income base of $155,297 would yield monthly payments of $582; if the owner were age 75, the income base of $155,297 would yield monthly payments of $683.)


    Assume the owner chooses to exercise the GMIB Plus IV rider at the 32nd contract anniversary and elects a life annuity with 5 years of annuity payments guaranteed. Assume the account value has declined due to poor market performance. The 4.5% Annual Increase Amount would be limited to the maximum of 400% of the total purchase payments, which equals $4000,000. Because the 4.5% Annual Increase Amount ($400,000) is greater than the Highest Anniversary Value ($150,000), the 4.5% Annual Increase Amount ($400,000) is used as the income base. The income base of $400,000 is applied to the GMIB Annuity Table. This yields annuity payments of $2,580 per month for life, with a minimum of 5 years guaranteed.


    The above example does not take into account the impact of premium and other taxes. As with other pay-out types, the amount you receive as an income payment depends on the income type you select, your age, and your sex. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


    Graphic Example
    ---------------

    Prior to annuitization, the two calculations (the 4.5% Annual Increase
      Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the GMIB Plus IV may only be exercised no later than the contract anniversary on or following the contract owner's 90th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.


[GRAPHIC APPEARS HERE]






    With the Guaranteed Minimum Income Benefit, the income base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.


[GRAPHIC APPEARS HERE]







(5) THE GUARANTEED PRINCIPAL OPTION


    Assume your initial purchase payment is $100,000 and no withdrawals are taken. Assume that the account value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.


    The effects of exercising the Guaranteed Principal Option are:


    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the account value 30 days after the 10th contract anniversary bringing the account value back up to $100,000.


    2) The GMIB Plus IV rider and rider fee terminates as of the date that the adjustment is made to the account value; the variable annuity contract continues.


    3) The GMIB Plus IV allocation and transfer restrictions terminate as of the date that the adjustment is made to the account value.



[GRAPHIC APPEARS HERE]






    *Withdrawals reduce the original purchase payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.


(6) THE OPTIONAL RESET: AUTOMATIC ANNUAL STEP-UP


Assume your initial investment is $100,000 and no withdrawals are taken. The 4.5% Annual Increase Amount increases to $104,500 on the first anniversary ($100,000 increased by 4.5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Resets to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 4.5% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:


   (1) The 4.5% Annual Increase Amount automatically resets from $104,500 to $110,000;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus IV is reset to 10 years from the first contract anniversary;


   (3) The GMIB Plus IV rider charge is reset to the fee we charge new contract owners for the same GMIB Plus IV rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


The 4.5% Annual Increase Amount increases to $114,950 on the second anniversary ($110,000 increased by 4.5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 4.5% Annual Increase Amount, an Optional Reset will automatically occur.


The effect of the Optional Reset is:


   (1) The 4.5% Annual Increase Amount automatically resets from $114,950 to $120,000;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus IV is reset to 10 years from the second contract anniversary;


   (3) The GMIB Plus IV rider charge is reset to the fee we charge new contract owners for the same GMIB Plus IV rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 4.5% Annual Increase Amount and an Optional Reset would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).


The effect of each Optional Reset is:


   (1) The 4.5% Annual Increase Amount automatically resets to the higher account value;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus IV is reset to 10 years from the date of the Optional Reset;


   (3) The GMIB Plus IV rider charge is reset to the fee we charge new contract owners for the same GMIB Plus IV rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.


The 4.5% Annual Increase Amount increases to $177,650 on the eighth anniversary ($170,000 increased by 4.5% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Reset is NOT permitted because your account value is lower than your 4.5% Annual Increase Amount. However, because the Optional Reset has locked-in previous gains, the 4.5% Annual Increase Amount remains at $177,650 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 4.5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 90th birthday, subject to the 400% maximum increase limitation on the Annual Increase Amount. Also, please note:


   (1) The 10-year waiting period to annuitize the contract under the GMIB Plus IV remains at the 17th contract anniversary (10 years from the date of the last Optional Reset);


   (2) The GMIB Plus IV rider charge remains at its current level; and


   (3) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

[GRAPHIC APPEARS HERE]






(7) REQUIRED MINIMUM DISTRIBUTION EXAMPLES


The following examples only apply to IRAs and other contracts subject to
Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2011 and the GMIB Plus IV rider is selected. Assume that on the first contract anniversary (September 1, 2012), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2012 with respect to this contract is $6,000, and the required minimum distribution amount for 2013 with respect to this contract is $7,200. Assume that on both the first contract anniversary (September 1, 2012) and the second contract anniversary (September 1, 2013) the account value is $100,000. On the second contract anniversary, the annual increase rate is the greatest of:


   (a) 4.5%;


   (b) the total withdrawals during the contract year under the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program (up to a maximum of 4.5% of the Annual Increase Amount at the beginning of the contract year), divided by the Annual Increase Amount at the beginning of the contract year; or


   (c) the required minimum distribution amount for 2012 ($6,000) or for 2013 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2012 ($100,000).


Because $7,200 (the required minimum distribution amount for 2013) is greater than $6,000 (the required minimum distribution amount for 2012), (c) is equal to $7,200 divided by $100,000, or 7.2%.


  Withdrawals Through the Automated Required Minimum Distribution Program
  -----------------------------------------------------------------------


  If the contract owner enrolls in the Automated Required Minimum Distribution
      Program and elects monthly withdrawals, the owner will receive $6,800 over the second contract year (from September 2012 through August 2013). Assuming the owner makes no withdrawals outside the Automated Required Minimum Distribution Program, on September 1, 2013, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the Automated Required Minimum Distribution Program ($6,800):
      $100,000 increased by 7.2% = $107,200; $107,200 - $6,800 = $100,400.


  (Why does the contract owner receive $6,800 under the Automated Required
      Minimum Distribution Program in this example? From September through December 2012, the owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2012 divided by 12). From January through August 2013, the owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2013 divided by 12). The owner receives $2,000 in 2012 and $4,800 in 2013, for a total of $6,800.)


  Withdrawals Outside the Automated Required Minimum Distribution Program
  -----------------------------------------------------------------------


  If the contract owner withdraws the $6,000 required minimum distribution amount for 2012 in December 2012 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($6,000):
      $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.


  If the contract owner withdraws the $7,200 required minimum distribution amount for 2013 in January 2013 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($7,200):
      $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.


  Withdrawals in Excess of the Required Minimum Distribution Amounts
  ------------------------------------------------------------------

  Assume the contract owner withdraws $7,250 on September 1, 2012 and makes no other withdrawals before the second contract anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2012 and 2013, the annual increase rate will be 4.5% and the Annual Increase Amount on the second contract anniversary (September 1, 2013) will be $96,923.75. On September 1, 2012, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in the account value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 x 7.25% = $7,250; $100,000 -
      $7,250 = $92,750). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount on the second contract anniversary (September 1, 2012) will be $96,923.75 ($92,750 increased by 4.5% per year compounded annually).


  No Withdrawals
  --------------


  If the contract owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this contract, the Annual Increase Amount on September 1, 2013 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn from the contract ($0). Under the GMIB Plus IV, the Annual Increase Amount is limited to a maximum of 400% of your purchase payments or, if greater, 400% of the Annual Increase Amount as increased by the most recent Optional Reset. (Under the GMIB Max II, the Annual Increase Amount is limited to a maximum of 275% of your purchase payments or, if greater, 275% of the Annual Increase Amount as increased by the most recent Optional Reset.).

APPENDIX C

DEATH BENEFIT EXAMPLES

The investment results shown in the examples below are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a contract owner and the investment experience of the investment portfolios chosen. THE EXAMPLES BELOW DO NOT REFLECT THE DEDUCTION OF FEES AND EXPENSES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES. All amounts are rounded to the nearest dollar.



STANDARD DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the standard death benefit proportionately by the percentage reduction in account value attributable to each partial withdrawal.




                                                         DATE                          AMOUNT
                                            ------------------------------   -------------------------
   A    Initial Purchase Payment                      10/1/2011              $100,000
   B    Account Value                                 10/1/2012              $104,000
                                            (First Contract Anniversary)
   C    Death Benefit                              As of 10/1/2012           $104,000
                                                                             (= greater of A and B)
   D    Account Value                                 10/1/2013              $ 90,000
                                            (Second Contract Anniversary)
   E    Death Benefit                                 10/1/2013              $100,000
                                                                             (= greater of A and D)
   F    Withdrawal                                    10/2/2013              $  9,000
   G    Percentage Reduction in Account               10/2/2013                        10%
        Value                                                                (= F/D)
   H    Account Value after Withdrawal                10/2/2013              $ 81,000
                                                                             (= D-F)
   I    Purchase Payments reduced for              As of 10/2/2013           $ 90,000
        Withdrawal                                                           (= A-(A x G))
   J    Death Benefit                                 10/2/2013              $ 90,000
                                                                             (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.


The account values on 10/1/13 and 10/2/13 are assumed to be equal prior to the withdrawal.

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE


                                      AND


                   FIRST METLIFE INVESTORS INSURANCE COMPANY


                                    CLASS S

                            CLASS S - L SHARE OPTION

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED _________, 2011, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.


THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _________, 2011.


SAI-1011NYS2

TABLE OF CONTENTS                                                         PAGE


COMPANY.................................     2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM....................................     2
ADDITIONAL INFORMATION..................     3
CUSTODIAN...............................     3
DISTRIBUTION............................     3
     Reduction or Elimination of the         5
  Withdrawal Charge  .
CALCULATION OF PERFORMANCE INFORMATION       5
  .
     Total Return.......................     5
     Historical Unit Values.............     6
     Reporting Agencies.................     6
ANNUITY PROVISIONS......................     7
     Variable Annuity...................     7
     Fixed Annuity......................     8
     Mortality and Expense Guarantee....     8
     Legal or Regulatory Restrictions        8
  on Transactions  .
TAX STATUS OF THE CONTRACTS.............     8
FINANCIAL STATEMENTS....................    11

COMPANY

First MetLife Investors Insurance Company (First MetLife Investors or the Company) is a stock life insurance company that was organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First Xerox Life Insurance Company, which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent of General American Life Insurance Company. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, First MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, First MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


On December 31, 2002, MetLife entered into a net worth maintenance agreement with the Company. Under the agreement, MetLife agreed, without limitation as to the amount, to cause the Company to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2010, the capital and surplus of the Company was in excess of these minimum capital and surplus levels. MetLife and the Company entered into the agreement in part to enhance and maintain the financial strength of the Company as set forth in the agreement. Creditors of the Company (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of the Company with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to the Company. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Standard & Poor's Corp. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.


First MetLife Investors is presently licensed to do business only in the State of New York.




INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and financial highlights comprising each of the Sub-Accounts of First MetLife Investors Variable Annuity Account One included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The financial statements of First MetLife Investors Insurance Company, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The consolidated financial statements, and the related financial statement schedules, incorporated by reference in this Statement of Additional Information from the MetLife, Inc. and subsidiaries' ("MetLife's") Annual Report on Form 10-K, and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2010, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which express (1) an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph regarding changes in MetLife's method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1, 2009, and its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and, (2) an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


The principal business address of Deloitte & Touche LLP is Two World Financial Center, New York, New York 10281-1414.




ADDITIONAL INFORMATION

As noted above in the "Company" section of this Statement of Additional Information, MetLife has entered into a net worth maintenance agreement with the Company. As permitted by SEC rules, we are incorporating by reference into this Statement of Additional Information the following documents which have been filed with the SEC, which means that these documents are legally a part of this Statement of Additional Information:


(i) The consolidated financial statements and financial statement schedules from MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 25, 2011 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov;


(ii) Amendment No. 1 on Form 10-K/A filed with the SEC on March 1, 2011 (File No. 001-15787) to MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2010, can be be viewed on the SEC website at www.sec.gov;


(iii) The unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended March 31, 2011, filed with the SEC on May 10, 2011 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov;


(iv) The unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended June 30, 2011, filed with the SEC on August 5, 2011 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov; and


(v) MetLife's Current Report on Form 8-K filed with the SEC on August 15, 2011 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.


You should only consider MetLife's financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife to meet its obligations under the net worth maintenance agreement.




CUSTODIAN

First MetLife Investors Insurance Company, 200 Park Avenue, New York, NY 10166, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.




DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.


The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.


Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:

                                           Aggregate Amount of
                                           Commissions Retained
                  Aggregate Amount of      by Distributor After
                  Commissions Paid to      Payments to Selling
Fiscal year           Distributor                 Firms
-------------    ---------------------    ---------------------
2010             $40,547,522              $0
2009             $30,452,983              $0
2008             $27,400,397              $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.


As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2010 ranged from $531 to $17,875,819.* The amount of commissions paid to selected selling firms during 2010 ranged from $275 to $5,407,095. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2010 ranged from $806 to $23,282,914.*


* For purposes of calculating this range, the additional compensation (non-commission) amounts received by a selling firm includes additional compensation received by the firm for the sale of insurance products issued by our affiliates MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and MetLife Insurance Company of Connecticut.


In view of the fact that the contracts are newly offered, none of the amounts described herein were paid in connection with the contracts.


The following list sets forth the names of selling firms that received additional compensation in 2010 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products. The selling firms are listed in alphabetical order.


Ameriprise Financial Services, Inc.

Associated Securities Corp.
AXA Advisors LLC
Bancwest Investment Services, Inc.
Capital Investment Brokerage, Inc.
Capital Investments Group, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
Compass Brokerage, Inc.
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Essex National Securities, Inc.
FSC Securities Corporation
First Allied Securities, Inc.
First Tennessee Brokerage, Inc.
Founders Financial Securities, LLC
GunnAllen Financial, Inc.
H. D. Vest Investment Securities, Inc.
Infinex Investments, Inc.
InterSecurities, Inc.
Invest Financial Corp.
Investment Centers of America, Inc.
Investment Professionals, Inc.
Investors Captial Corp.
Janney Montgomery Scott, LLC
J.J.B. Hilliard, W.L. Lyons, LLC
J. P. Turner & Company
Key Investment Services LLC
Lincoln Financial Advisors, Corp.
Lincoln Financial Securities Corporation
Lincoln Investment Planning, Inc.
LPL Financial LLC
Merrill Lynch, Inc.
Merrill Lynch Insurance Group
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Inc.
M&T Securities Inc.
National Planning Holdings Corporation
National Securities Corp.
NEXT Financial Group
NFP Securities, Inc.
Oppenheimer & Co., Inc.
Pacific West Securities, Inc.
Planning Corporation of America
PNC Investments LLC

Primerica
ProEquities, Inc.
Raymond James Financial Services, Inc.
RBC Wealth Management
Robert W. Baird & Co. Incorporated
Royal Alliance Associates, Inc.
Sammons Securities Company, LLC
Securities America, Inc.
Sigma Financial Corporation
Signator Investors, Inc.
SII Investments, Inc.
Sorento Pacific Financial, LLC
StagePoint Financial, Inc.
Stifel Nicolaus & Company
Transamerica Financial Advisors, Inc.
Tower Square Securities, Inc.
UBS Financial Services, Inc.
U.S. Bancorp Investments, Inc.
United Planners Financial Services of America
UVEST Financial Services Group, Inc.
Valmark Securities, Inc.
Wall Street Financial Group, Inc.
Walnut Street Securities, Inc.
Waterstone Financial Group, Inc.
Wells Fargo Advisers, LLC
Wells Fargo Advisers Financial Network, LLC
Wells Fargo Investments, LLC
Wescom Financial Services, LLC
Woodbury Financial Services, Inc.


There are other broker dealers who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.



REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:


1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of purchase payments to be received will be considered. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.


The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an account value credit.




CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN


From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges (including death benefit rider charges), the expenses for the underlying investment portfolio being advertised, and any applicable account fee, withdrawal charge, and/or GMIB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


  P (1 + T)n = ERV


Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return


  n = number of years


  ERV =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge or applicable GMIB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.



HISTORICAL UNIT VALUES


The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.


In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.



REPORTING AGENCIES


The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.


The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.


The Adjusted Contract Value (the account value, less any applicable premium taxes, account fee, and any prorated rider charge) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows:
The first variable annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate variable annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and annuity option elected. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.


The dollar amount of variable annuity payments after the first payment is determined as follows:


1. the dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.


ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.


The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which represents the daily equivalent of the AIR you elected.


(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.


(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:


A is (i) the net asset value per share of the portfolio at the end of the current business day; plus

      (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is the net asset value per share of the portfolio for the immediately preceding business day.

C is (i) the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

      (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:

o   You may not make a transfer from the fixed account to the Separate Account;


o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

o You may make a transfer from the variable annuity option to the fixed annuity option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed annuity option will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.


FIXED ANNUITY


A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The monthly annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.



MORTALITY AND EXPENSE GUARANTEE


The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.



LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS


If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.




TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.


DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.


If underlying fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the separate accounts investing in the underlying fund may fail the diversification requirements of Section 817, which could have adverse tax consequences for variable contract owners, including losing the benefit of tax deferral.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.


The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


Other rules may apply to Qualified Contracts.


MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the required minimum distribution ("RMD") requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.


For RMDs after the death of the contract owner, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.

FINANCIAL STATEMENTS

The financial statements and financial highlights comprising each of the Sub-Accounts of the Separate Account and the financial statements of the Company are included herein.


The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
First MetLife Investors Variable Annuity Account One and Board of Directors of
First MetLife Investors Insurance Company

We have audited the accompanying statements of assets and liabilities of First MetLife Investors Variable Annuity Account One (the "Separate Account") of First MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2.A. as of December 31, 2010, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in
Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2010, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2010, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 31, 2011

This page is intentionally left blank.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2010

                                        MIST LORD ABBETT MIST LORD ABBETT MIST LORD ABBETT     MIST OPPENHEIMER
                                       GROWTH AND INCOME   BOND DEBENTURE    MID CAP VALUE CAPITAL APPRECIATION
                                             SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT
                                       ----------------- ---------------- ---------------- --------------------
ASSETS:
  Investments at fair value                 $ 42,995,661     $ 29,798,941     $ 15,151,643         $ 16,437,564
  Due from First MetLife Investors
     Insurance Company                                 8                4               --                    2
                                       ----------------- ---------------- ---------------- --------------------
       Total Assets                           42,995,669       29,798,945       15,151,643           16,437,566
                                       ----------------- ---------------- ---------------- --------------------
LIABILITIES:
  Accrued fees                                        23               28                3                   42
  Due to First MetLife Investors
     Insurance Company                                --               --               --                   --
                                       ----------------- ---------------- ---------------- --------------------
       Total Liabilities                              23               28                3                   42
                                       ----------------- ---------------- ---------------- --------------------
NET ASSETS                                  $ 42,995,646     $ 29,798,917     $ 15,151,640         $ 16,437,524
                                       ================= ================ ================ ====================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 42,989,496     $ 29,793,526     $ 15,151,640         $ 16,435,328
  Net assets from contracts in payouts             6,150            5,391               --                2,196
                                       ----------------- ---------------- ---------------- --------------------
       Total Net Assets                     $ 42,995,646     $ 29,798,917     $ 15,151,640         $ 16,437,524
                                       ================= ================ ================ ====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                         MIST LEGG MASON     MIST MORGAN
                                             CLEARBRIDGE STANLEY MID CAP    MIST PIMCO     MIST RCM
                                       AGGRESSIVE GROWTH          GROWTH  TOTAL RETURN   TECHNOLOGY
                                             SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                                       ----------------- --------------- ------------- ------------
ASSETS:
  Investments at fair value                 $ 11,951,529     $ 4,387,620 $ 167,621,986 $ 10,403,393
  Due from First MetLife Investors
     Insurance Company                                --              --             5           --
                                       ----------------- --------------- ------------- ------------
       Total Assets                           11,951,529       4,387,620   167,621,991   10,403,393
                                       ----------------- --------------- ------------- ------------
LIABILITIES:
  Accrued fees                                        26              48            13           18
  Due to First MetLife Investors
     Insurance Company                                 6               7            --            3
                                       ----------------- --------------- ------------- ------------
       Total Liabilities                              32              55            13           21
                                       ----------------- --------------- ------------- ------------
NET ASSETS                                  $ 11,951,497     $ 4,387,565 $ 167,621,978 $ 10,403,372
                                       ================= =============== ============= ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 11,950,326     $ 4,387,565 $ 167,620,865 $ 10,403,372
  Net assets from contracts in payouts             1,171              --         1,113           --
                                       ----------------- --------------- ------------- ------------
       Total Net Assets                     $ 11,951,497     $ 4,387,565 $ 167,621,978 $ 10,403,372
                                       ================= =============== ============= ============

The accompanying notes are an integral part of these financial statements.

                                                                             MIST
MIST T. ROWE PRICE MIST MFS RESEARCH  MIST LAZARD     MIST INVESCO HARRIS OAKMARK MIST THIRD AVENUE
    MID CAP GROWTH     INTERNATIONAL      MID CAP SMALL CAP GROWTH  INTERNATIONAL   SMALL CAP VALUE
       SUB-ACCOUNT       SUB-ACCOUNT  SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT
------------------ ----------------- ------------ ---------------- -------------- -----------------
      $ 30,856,564      $ 36,236,035 $ 13,534,912     $ 18,816,680   $ 47,386,536      $ 31,768,121
                --                --           --               --             --                --
------------------ ----------------- ------------ ---------------- -------------- -----------------
        30,856,564        36,236,035   13,534,912       18,816,680     47,386,536        31,768,121
------------------ ----------------- ------------ ---------------- -------------- -----------------
                22                19           29               31             17                17
                 3                 5            2               --              1                 5
------------------ ----------------- ------------ ---------------- -------------- -----------------
                25                24           31               31             18                22
------------------ ----------------- ------------ ---------------- -------------- -----------------
      $ 30,856,539      $ 36,236,011 $ 13,534,881     $ 18,816,649   $ 47,386,518      $ 31,768,099
================== ================= ============ ================ ============== =================
      $ 30,855,644      $ 36,236,011 $ 13,509,050     $ 18,813,998   $ 47,381,905      $ 31,765,547
               895                --       25,831            2,651          4,613             2,552
------------------ ----------------- ------------ ---------------- -------------- -----------------
      $ 30,856,539      $ 36,236,011 $ 13,534,881     $ 18,816,649   $ 47,386,518      $ 31,768,099
================== ================= ============ ================ ============== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                           MIST PIMCO                                             MIST
                                            INFLATION MIST CLARION GLOBAL    MIST TURNER GOLDMAN SACHS
                                       PROTECTED BOND         REAL ESTATE MID CAP GROWTH MID CAP VALUE
                                          SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                                       -------------- ------------------- -------------- -------------
ASSETS:
  Investments at fair value              $ 81,928,029        $ 16,534,175    $ 8,924,720  $ 16,274,735
  Due from First MetLife Investors
     Insurance Company                             --                  --             --            --
                                       -------------- ------------------- -------------- -------------
       Total Assets                        81,928,029          16,534,175      8,924,720    16,274,735
                                       -------------- ------------------- -------------- -------------
LIABILITIES:
  Accrued fees                                     19                  16             12            10
  Due to First MetLife Investors
     Insurance Company                             --                   3             --             1
                                       -------------- ------------------- -------------- -------------
       Total Liabilities                           19                  19             12            11
                                       -------------- ------------------- -------------- -------------
NET ASSETS                               $ 81,928,010        $ 16,534,156    $ 8,924,708  $ 16,274,724
                                       ============== =================== ============== =============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units     $ 81,926,817        $ 16,534,156    $ 8,924,708  $ 16,274,724
  Net assets from contracts in payouts          1,193                  --             --            --
                                       -------------- ------------------- -------------- -------------
       Total Net Assets                  $ 81,928,010        $ 16,534,156    $ 8,924,708  $ 16,274,724
                                       ============== =================== ============== =============

The accompanying notes are an integral part of these financial statements.

      MIST METLIFE      MIST METLIFE      MIST METLIFE    MIST METLIFE        MIST METLIFE    MIST SSGA
DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY   GROWTH ETF
       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT  SUB-ACCOUNT
------------------ ----------------- ----------------- --------------- ------------------- ------------
     $ 159,691,439     $ 255,437,956     $ 470,355,147   $ 391,701,940        $ 76,527,738 $ 23,162,056
                --                --                --              --                   1           --
------------------ ----------------- ----------------- --------------- ------------------- ------------
       159,691,439       255,437,956       470,355,147     391,701,940          76,527,739   23,162,056
------------------ ----------------- ----------------- --------------- ------------------- ------------
                12                 6                12               7                   8           21
                --                 1                --              --                  --            2
------------------ ----------------- ----------------- --------------- ------------------- ------------
                12                 7                12               7                   8           23
------------------ ----------------- ----------------- --------------- ------------------- ------------
     $ 159,691,427     $ 255,437,949     $ 470,355,135   $ 391,701,933        $ 76,527,731 $ 23,162,033
================== ================= ================= =============== =================== ============
     $ 159,691,427     $ 255,437,949     $ 470,241,636   $ 391,701,933        $ 76,527,731 $ 23,162,033
                --                --           113,499              --                  --           --
------------------ ----------------- ----------------- --------------- ------------------- ------------
     $ 159,691,427     $ 255,437,949     $ 470,355,135   $ 391,701,933        $ 76,527,731 $ 23,162,033
================== ================= ================= =============== =================== ============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                       MIST SSGA GROWTH MIST VAN KAMPEN MIST LEGG MASON MIST MFS EMERGING
                                         AND INCOME ETF        COMSTOCK    VALUE EQUITY    MARKETS EQUITY
                                            SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT
                                       ---------------- --------------- --------------- -----------------
ASSETS:
  Investments at fair value                $ 59,373,198    $ 18,284,420     $ 9,432,058      $ 37,055,415
  Due from First MetLife Investors
     Insurance Company                               --              --              --                --
                                       ---------------- --------------- --------------- -----------------
       Total Assets                          59,373,198      18,284,420       9,432,058        37,055,415
                                       ---------------- --------------- --------------- -----------------
LIABILITIES:
  Accrued fees                                       11              17              31                25
  Due to First MetLife Investors
     Insurance Company                                3              --               1                 5
                                       ---------------- --------------- --------------- -----------------
       Total Liabilities                             14              17              32                30
                                       ---------------- --------------- --------------- -----------------
NET ASSETS                                 $ 59,373,184    $ 18,284,403     $ 9,432,026      $ 37,055,385
                                       ================ =============== =============== =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units       $ 59,373,184    $ 18,284,403     $ 9,432,026      $ 37,055,385
  Net assets from contracts in payouts               --              --              --                --
                                       ---------------- --------------- --------------- -----------------
       Total Net Assets                    $ 59,373,184    $ 18,284,403     $ 9,432,026      $ 37,055,385
                                       ================ =============== =============== =================

The accompanying notes are an integral part of these financial statements.

MIST LOOMIS SAYLES MIST BLACKROCK                                        MIST PIONEER     MIST DREMAN
    GLOBAL MARKETS     HIGH YIELD MIST JANUS FORTY MIST PIONEER FUND STRATEGIC INCOME SMALL CAP VALUE
       SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
------------------ -------------- ---------------- ----------------- ---------------- ---------------
      $ 15,314,952   $ 13,713,621      $ 6,735,750       $ 6,802,946     $ 29,389,699     $ 4,152,363
                --             --               10                --               --              --
------------------ -------------- ---------------- ----------------- ---------------- ---------------
        15,314,952     13,713,621        6,735,760         6,802,946       29,389,699       4,152,363
------------------ -------------- ---------------- ----------------- ---------------- ---------------
                 5             16                9                58               21              12
                 3              5               --                 9                2               8
------------------ -------------- ---------------- ----------------- ---------------- ---------------
                 8             21                9                67               23              20
------------------ -------------- ---------------- ----------------- ---------------- ---------------
      $ 15,314,944   $ 13,713,600      $ 6,735,751       $ 6,802,879     $ 29,389,676     $ 4,152,343
================== ============== ================ ================= ================ ===============
      $ 15,314,944   $ 13,713,600      $ 6,735,751       $ 6,802,879     $ 29,389,676     $ 4,152,343
                --             --               --                --               --              --
------------------ -------------- ---------------- ----------------- ---------------- ---------------
      $ 15,314,944   $ 13,713,600      $ 6,735,751       $ 6,802,879     $ 29,389,676     $ 4,152,343
================== ============== ================ ================= ================ ===============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                        MIST AMERICAN
                                       MIST BLACKROCK     MIST RAINIER FUNDS BALANCED MIST AMERICAN
                                       LARGE CAP CORE LARGE CAP EQUITY     ALLOCATION    FUNDS BOND
                                          SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                                       -------------- ---------------- -------------- -------------
ASSETS:
  Investments at fair value               $ 1,152,515      $ 3,053,371  $ 151,294,875  $ 18,844,162
  Due from First MetLife Investors
     Insurance Company                             --               --             --            --
                                       -------------- ---------------- -------------- -------------
       Total Assets                         1,152,515        3,053,371    151,294,875    18,844,162
                                       -------------- ---------------- -------------- -------------
LIABILITIES:
  Accrued fees                                     25               24              3             2
  Due to First MetLife Investors
     Insurance Company                              4                2              3             3
                                       -------------- ---------------- -------------- -------------
       Total Liabilities                           29               26              6             5
                                       -------------- ---------------- -------------- -------------
NET ASSETS                                $ 1,152,486      $ 3,053,345  $ 151,294,869  $ 18,844,157
                                       ============== ================ ============== =============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 1,152,486      $ 3,053,345  $ 151,294,869  $ 18,844,157
  Net assets from contracts in payouts             --               --             --            --
                                       -------------- ---------------- -------------- -------------
       Total Net Assets                   $ 1,152,486      $ 3,053,345  $ 151,294,869  $ 18,844,157
                                       ============== ================ ============== =============

The accompanying notes are an integral part of these financial statements.

              MIST AMERICAN                      MIST AMERICAN
MIST AMERICAN  FUNDS GROWTH       MIST AMERICAN FUNDS MODERATE MIST MET/TEMPLETON MIST MET/FRANKLIN
 FUNDS GROWTH    ALLOCATION FUNDS INTERNATIONAL     ALLOCATION             GROWTH     MUTUAL SHARES
  SUB-ACCOUNT   SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
------------- ------------- ------------------- -------------- ------------------ -----------------
 $ 38,298,398  $ 83,427,218        $ 17,590,032   $ 95,684,342        $ 1,569,873      $ 11,250,820
           --            --                  --             --                 --                --
------------- ------------- ------------------- -------------- ------------------ -----------------
   38,298,398    83,427,218          17,590,032     95,684,342          1,569,873        11,250,820
------------- ------------- ------------------- -------------- ------------------ -----------------
            5             5                   2              6                 44                13
            2             2                   3              1                  3                 2
------------- ------------- ------------------- -------------- ------------------ -----------------
            7             7                   5              7                 47                15
------------- ------------- ------------------- -------------- ------------------ -----------------
 $ 38,298,391  $ 83,427,211        $ 17,590,027   $ 95,684,335        $ 1,569,826      $ 11,250,805
============= ============= =================== ============== ================== =================
 $ 38,298,391  $ 83,427,211        $ 17,590,027   $ 95,684,335        $ 1,569,826      $ 11,250,805
           --            --                  --             --                 --                --
------------- ------------- ------------------- -------------- ------------------ -----------------
 $ 38,298,391  $ 83,427,211        $ 17,590,027   $ 95,684,335        $ 1,569,826      $ 11,250,805
============= ============= =================== ============== ================== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                        MIST MET/FRANKLIN
                                       TEMPLETON FOUNDING MIST MET/TEMPLETON      MIST MET/EATON RUSSELL MULTI-STYLE
                                                 STRATEGY INTERNATIONAL BOND VANCE FLOATING RATE              EQUITY
                                              SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
                                       ------------------ ------------------ ------------------- -------------------
ASSETS:
  Investments at fair value                  $ 35,877,437        $ 3,474,218           $ 959,854            $ 34,986
  Due from First MetLife Investors
     Insurance Company                                 --                 --                  --                  --
                                       ------------------ ------------------ ------------------- -------------------
       Total Assets                            35,877,437          3,474,218             959,854              34,986
                                       ------------------ ------------------ ------------------- -------------------
LIABILITIES:
  Accrued fees                                          6                 19                  34                   7
  Due to First MetLife Investors
     Insurance Company                                  1                  2                  --                   6
                                       ------------------ ------------------ ------------------- -------------------
       Total Liabilities                                7                 21                  34                  13
                                       ------------------ ------------------ ------------------- -------------------
NET ASSETS                                   $ 35,877,430        $ 3,474,197           $ 959,820            $ 34,973
                                       ================== ================== =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 35,877,430        $ 3,474,197           $ 959,820            $ 34,973
  Net assets from contracts in payouts                 --                 --                  --                  --
                                       ------------------ ------------------ ------------------- -------------------
       Total Net Assets                      $ 35,877,430        $ 3,474,197           $ 959,820            $ 34,973
                                       ================== ================== =================== ===================

The accompanying notes are an integral part of these financial statements.

RUSSELL AGGRESSIVE                                    RUSSELL REAL ESTATE         INVESCO V.I. INVESCO V.I. GLOBAL
EQUITY             RUSSELL NON-U.S. RUSSELL CORE BOND          SECURITIES INTERNATIONAL GROWTH         REAL ESTATE
       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
------------------ ---------------- ----------------- ------------------- -------------------- -------------------
           $ 4,936         $ 19,155          $ 51,313             $ 8,425          $ 4,879,826           $ 466,123
                --               --                --                   2                   --                  --
------ ----------- ---------------- ----------------- ------------------- -------------------- -------------------
             4,936           19,155            51,313               8,427            4,879,826             466,123
------ ----------- ---------------- ----------------- ------------------- -------------------- -------------------
                 5                2                 5                   3                   13                  14
                 6                5                 4                  --                   --                   4
------ ----------- ---------------- ----------------- ------------------- -------------------- -------------------
                11                7                 9                   3                   13                  18
------ ----------- ---------------- ----------------- ------------------- -------------------- -------------------
           $ 4,925         $ 19,148          $ 51,304             $ 8,424          $ 4,879,813           $ 466,105
================== ================ ================= =================== ==================== ===================
           $ 4,925         $ 19,148          $ 51,304             $ 8,424          $ 4,879,813           $ 466,105
                --               --                --                  --                   --                  --
------ ----------- ---------------- ----------------- ------------------- -------------------- -------------------
           $ 4,925         $ 19,148          $ 51,304             $ 8,424          $ 4,879,813           $ 466,105
================== ================ ================= =================== ==================== ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                          INVESCO VAN KAMPEN
                                       INVESCO V.I. U.S      INVESCO V.I.    V.I. EQUITY AND PUTNAM VT EQUITY
                                          MID CAP VALUE GROWTH AND INCOME             INCOME           INCOME
                                            SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT
                                       ---------------- ----------------- ------------------ ----------------
ASSETS:
  Investments at fair value                   $ 745,464       $ 7,460,832       $ 10,357,871         $ 17,194
  Due from First MetLife Investors
     Insurance Company                               --                --                 --               --
                                       ---------------- ----------------- ------------------ ----------------
       Total Assets                             745,464         7,460,832         10,357,871           17,194
                                       ---------------- ----------------- ------------------ ----------------
LIABILITIES:
  Accrued fees                                       22                --                  5               10
  Due to First MetLife Investors
     Insurance Company                                3                 2                  2               11
                                       ---------------- ----------------- ------------------ ----------------
       Total Liabilities                             25                 2                  7               21
                                       ---------------- ----------------- ------------------ ----------------
NET ASSETS                                    $ 745,439       $ 7,460,830       $ 10,357,864         $ 17,173
                                       ================ ================= ================== ================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 745,439       $ 7,460,830       $ 10,357,864         $ 17,173
  Net assets from contracts in payouts               --                --                 --               --
                                       ---------------- ----------------- ------------------ ----------------
       Total Net Assets                       $ 745,439       $ 7,460,830       $ 10,357,864         $ 17,173
                                       ================ ================= ================== ================

The accompanying notes are an integral part of these financial statements.

                                                                FTVIPT
       PUTNAM VT   FTVIPT TEMPLETON  FTVIPT TEMPLETON TEMPLETON GLOBAL     FTVIPT MUTUAL   FTVIPT FRANKLIN
MULTI-CAP GROWTH FOREIGN SECURITIES GROWTH SECURITIES  BOND SECURITIES SHARES SECURITIES INCOME SECURITIES
     SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
---------------- ------------------ ----------------- ---------------- ----------------- -----------------
       $ 160,774       $ 16,187,437       $ 1,506,150      $ 4,650,982       $ 3,165,079      $ 21,653,674
              --                  1                --               --                --                 2
---------------- ------------------ ----------------- ---------------- ----------------- -----------------
         160,774         16,187,438         1,506,150        4,650,982         3,165,079        21,653,676
---------------- ------------------ ----------------- ---------------- ----------------- -----------------
               3                 10                23                5                 5                11
              --                 --                --                2                --                --
---------------- ------------------ ----------------- ---------------- ----------------- -----------------
               3                 10                23                7                 5                11
---------------- ------------------ ----------------- ---------------- ----------------- -----------------
       $ 160,771       $ 16,187,428       $ 1,506,127      $ 4,650,975       $ 3,165,074      $ 21,653,665
================ ================== ================= ================ ================= =================
       $ 160,771       $ 16,175,735       $ 1,506,127      $ 4,650,975       $ 3,165,074      $ 21,653,665
              --             11,693                --               --                --                --
---------------- ------------------ ----------------- ---------------- ----------------- -----------------
       $ 160,771       $ 16,187,428       $ 1,506,127      $ 4,650,975       $ 3,165,074      $ 21,653,665
================ ================== ================= ================ ================= =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                       FTVIPT FRANKLIN  FIDELITY VIP FIDELITY VIP FIDELITY VIP
                                       SMALL CAP VALUE EQUITY-INCOME      MID CAP   CONTRAFUND
                                            SECURITIES   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                       --------------- ------------- ------------ ------------
ASSETS:
  Investments at fair value                  $ 845,865      $ 65,071  $ 7,230,110 $ 16,467,676
  Due from First MetLife Investors
     Insurance Company                              --            --            1            3
                                       --------------- ------------- ------------ ------------
       Total Assets                            845,865        65,071    7,230,111   16,467,679
                                       --------------- ------------- ------------ ------------
LIABILITIES:
  Accrued fees                                       8            11           --            6
  Due to First MetLife Investors
     Insurance Company                               2            10           --           --
                                       --------------- ------------- ------------ ------------
       Total Liabilities                            10            21           --            6
                                       --------------- ------------- ------------ ------------
NET ASSETS                                   $ 845,855      $ 65,050  $ 7,230,111 $ 16,467,673
                                       =============== ============= ============ ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 845,855      $ 65,050  $ 7,230,111 $ 16,467,673
  Net assets from contracts in payouts              --            --           --           --
                                       --------------- ------------- ------------ ------------
       Total Net Assets                      $ 845,855      $ 65,050  $ 7,230,111 $ 16,467,673
                                       =============== ============= ============ ============

The accompanying notes are an integral part of these financial statements.

MSF METLIFE STOCK           MSF ARTIO MSF BLACKROCK MSF BLACKROCK MSF DAVIS VENTURE MSF MET/ARTISAN
            INDEX INTERNATIONAL STOCK   BOND INCOME  MONEY MARKET             VALUE   MID CAP VALUE
      SUB-ACCOUNT         SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT
----------------- ------------------- ------------- ------------- ----------------- ---------------
     $ 30,730,827           $ 336,146   $ 8,385,975  $ 80,300,653      $ 64,517,297    $ 14,057,140
                4                  --            17            --                 5              11
----------------- ------------------- ------------- ------------- ----------------- ---------------
       30,730,831             336,146     8,385,992    80,300,653        64,517,302      14,057,151
----------------- ------------------- ------------- ------------- ----------------- ---------------
               28                   7            20            --                12              22
               --                   2            --           400                --              --
----------------- ------------------- ------------- ------------- ----------------- ---------------
               28                   9            20           400                12              22
----------------- ------------------- ------------- ------------- ----------------- ---------------
     $ 30,730,803           $ 336,137   $ 8,385,972  $ 80,300,253      $ 64,517,290    $ 14,057,129
================= =================== ============= ============= ================= ===============
     $ 30,727,697           $ 336,137   $ 8,385,972  $ 80,117,638      $ 64,515,378    $ 14,055,705
            3,106                  --            --       182,615             1,912           1,424
----------------- ------------------- ------------- ------------- ----------------- ---------------
     $ 30,730,803           $ 336,137   $ 8,385,972  $ 80,300,253      $ 64,517,290    $ 14,057,129
================= =================== ============= ============= ================= ===============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                    MSF WESTERN ASSET MSF WESTERN ASSET
                                       MSF JENNISON      MSF MFS MANAGEMENT STRATEGIC        MANAGEMENT
                                             GROWTH TOTAL RETURN   BOND OPPORTUNITIES   U.S. GOVERNMENT
                                        SUB-ACCOUNT  SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT
                                       ------------ ------------ -------------------- -----------------
ASSETS:
  Investments at fair value            $ 27,730,444  $ 9,127,868             $ 29,977      $ 27,095,900
  Due from First MetLife Investors
     Insurance Company                            2            8                   --                --
                                       ------------ ------------ -------------------- -----------------
       Total Assets                      27,730,446    9,127,876               29,977        27,095,900
                                       ------------ ------------ -------------------- -----------------
LIABILITIES:
  Accrued fees                                   20           25                   11                --
  Due to First MetLife Investors
     Insurance Company                           --           --                   --                 4
                                       ------------ ------------ -------------------- -----------------
       Total Liabilities                         20           25                   11                 4
                                       ------------ ------------ -------------------- -----------------
NET ASSETS                             $ 27,730,426  $ 9,127,851             $ 29,966      $ 27,095,896
                                       ============ ============ ==================== =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units   $ 27,729,127  $ 9,127,851             $ 29,966      $ 27,095,896
  Net assets from contracts in payouts        1,299           --                   --                --
                                       ------------ ------------ -------------------- -----------------
       Total Net Assets                $ 27,730,426  $ 9,127,851             $ 29,966      $ 27,095,896
                                       ============ ============ ==================== =================

The accompanying notes are an integral part of these financial statements.

MSF T. ROWE PRICE MSF T. ROWE PRICE MSF LOOMIS SAYLES  MSF NEUBERGER MSF OPPENHEIMER MSF FI VALUE
 SMALL CAP GROWTH  LARGE CAP GROWTH  SMALL CAP GROWTH BERMAN GENESIS   GLOBAL EQUITY      LEADERS
      SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT
----------------- ----------------- ----------------- -------------- --------------- ------------
        $ 663,383         $ 872,236         $ 398,200       $ 15,755       $ 806,037    $ 495,192
               --                --                --             --               2           20
----------------- ----------------- ----------------- -------------- --------------- ------------
          663,383           872,236           398,200         15,755         806,039      495,212
----------------- ----------------- ----------------- -------------- --------------- ------------
               10                12                13              9              22           24
                4                18                 4             --              --           --
----------------- ----------------- ----------------- -------------- --------------- ------------
               14                30                17              9              22           24
----------------- ----------------- ----------------- -------------- --------------- ------------
        $ 663,369         $ 872,206         $ 398,183       $ 15,746       $ 806,017    $ 495,188
================= ================= ================= ============== =============== ============
        $ 663,369         $ 872,206         $ 398,183       $ 15,746       $ 806,017    $ 495,188
               --                --                --             --              --           --
----------------- ----------------- ----------------- -------------- --------------- ------------
        $ 663,369         $ 872,206         $ 398,183       $ 15,746       $ 806,017    $ 495,188
================= ================= ================= ============== =============== ============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                              MSF METLIFE         MSF METLIFE
                                                 MSF METLIFE CONSERVATIVE     CONSERVATIVE TO         MSF METLIFE
                                       AGGRESSIVE ALLOCATION   ALLOCATION MODERATE ALLOCATION MODERATE ALLOCATION
                                                 SUB-ACCOUNT  SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
                                       --------------------- ------------ ------------------- -------------------
ASSETS:
  Investments at fair value                      $ 1,828,934  $ 2,278,513         $ 2,243,548        $ 17,503,705
  Due from First MetLife Investors
     Insurance Company                                    --           --                  --                  --
                                       --------------------- ------------ ------------------- -------------------
       Total Assets                                1,828,934    2,278,513           2,243,548          17,503,705
                                       --------------------- ------------ ------------------- -------------------
LIABILITIES:
  Accrued fees                                             4            5                  --                   5
  Due to First MetLife Investors
     Insurance Company                                     1            1                   3                   1
                                       --------------------- ------------ ------------------- -------------------
       Total Liabilities                                   5            6                   3                   6
                                       --------------------- ------------ ------------------- -------------------
NET ASSETS                                       $ 1,828,929  $ 2,278,507         $ 2,243,545        $ 17,503,699
                                       ===================== ============ =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units             $ 1,828,929  $ 2,278,507         $ 2,243,545        $ 17,503,699
  Net assets from contracts in payouts                    --           --                  --                  --
                                       --------------------- ------------ ------------------- -------------------
       Total Net Assets                          $ 1,828,929  $ 2,278,507         $ 2,243,545        $ 17,503,699
                                       ===================== ============ =================== ===================

The accompanying notes are an integral part of these financial statements.

                                                                 MSF MET/
          MSF METLIFE                                         DIMENSIONAL      MSF BARCLAYS
          MODERATE TO               MSF LOOMIS SAYLES INTERNATIONAL SMALL CAPITAL AGGREGATE MSF VAN ECK GLOBAL
AGGRESSIVE ALLOCATION MSF MFS VALUE    SMALL CAP CORE             COMPANY        BOND INDEX  NATURAL RESOURCES
          SUB-ACCOUNT   SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
--------------------- ------------- ----------------- ------------------- ----------------- ------------------
          $ 9,136,194   $ 4,294,785         $ 406,145         $ 2,176,513       $ 5,642,142        $ 6,673,195
                   --            --                 5                  --                --                 --
--------------------- ------------- ----------------- ------------------- ----------------- ------------------
            9,136,194     4,294,785           406,150           2,176,513         5,642,142          6,673,195
--------------------- ------------- ----------------- ------------------- ----------------- ------------------
                    4            32                --                  27                 6                 17
                    1             6                --                   2                 2                  2
--------------------- ------------- ----------------- ------------------- ----------------- ------------------
                    5            38                --                  29                 8                 19
--------------------- ------------- ----------------- ------------------- ----------------- ------------------
          $ 9,136,189   $ 4,294,747         $ 406,150         $ 2,176,484       $ 5,642,134        $ 6,673,176
===================== ============= ================= =================== ================= ==================
          $ 9,136,189   $ 4,294,747         $ 406,150         $ 2,176,484       $ 5,642,134        $ 6,673,176
                   --            --                --                  --                --                 --
--------------------- ------------- ----------------- ------------------- ----------------- ------------------
          $ 9,136,189   $ 4,294,747         $ 406,150         $ 2,176,484       $ 5,642,134        $ 6,673,176
===================== ============= ================= =================== ================= ==================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                          MSF BLACKROCK
                                       LEGACY LARGE CAP         MSF METLIFE MSF MORGAN STANLEY                MSF
                                                 GROWTH MID CAP STOCK INDEX         EAFE INDEX RUSSELL 2000 INDEX
                                            SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
                                       ---------------- ------------------- ------------------ ------------------
ASSETS:
  Investments at fair value                 $ 1,035,907         $ 2,894,872        $ 2,915,716        $ 3,110,045
  Due from First MetLife Investors
     Insurance Company                               --                  --                 --                 --
                                       ---------------- ------------------- ------------------ ------------------
       Total Assets                           1,035,907           2,894,872          2,915,716          3,110,045
                                       ---------------- ------------------- ------------------ ------------------
LIABILITIES:
  Accrued fees                                       53                  14                 20                 17
  Due to First MetLife Investors
     Insurance Company                                2                   2                  2                 --
                                       ---------------- ------------------- ------------------ ------------------
       Total Liabilities                             55                  16                 22                 17
                                       ---------------- ------------------- ------------------ ------------------
NET ASSETS                                  $ 1,035,852         $ 2,894,856        $ 2,915,694        $ 3,110,028
                                       ================ =================== ================== ==================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 1,035,852         $ 2,894,856        $ 2,915,694        $ 3,110,028
  Net assets from contracts in payouts               --                  --                 --                 --
                                       ---------------- ------------------- ------------------ ------------------
       Total Net Assets                     $ 1,035,852         $ 2,894,856        $ 2,915,694        $ 3,110,028
                                       ================ =================== ================== ==================

The accompanying notes are an integral part of these financial statements.

 MSF NEUBERGER
BERMAN MID CAP   PIMCO VIT    PIMCO VIT                       PIONEER VCT   PIONEER VCT
         VALUE  HIGH YIELD LOW DURATION PIONEER VCT BOND EMERGING MARKETS EQUITY INCOME
   SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT
-------------- ----------- ------------ ---------------- ---------------- -------------
     $ 114,201   $ 138,760    $ 182,018         $ 50,008         $ 48,549      $ 20,182
            --          --           --               --               --            --
-------------- ----------- ------------ ---------------- ---------------- -------------
       114,201     138,760      182,018           50,008           48,549        20,182
-------------- ----------- ------------ ---------------- ---------------- -------------
             8           9           19                2               14             6
            --           1            2                2                2             1
-------------- ----------- ------------ ---------------- ---------------- -------------
             8          10           21                4               16             7
-------------- ----------- ------------ ---------------- ---------------- -------------
     $ 114,193   $ 138,750    $ 181,997         $ 50,004         $ 48,533      $ 20,175
============== =========== ============ ================ ================ =============
     $ 114,193   $ 138,750    $ 181,997         $ 50,004         $ 48,533      $ 20,175
            --          --           --               --               --            --
-------------- ----------- ------------ ---------------- ---------------- -------------
     $ 114,193   $ 138,750    $ 181,997         $ 50,004         $ 48,533      $ 20,175
============== =========== ============ ================ ================ =============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                           PIONEER VCT
                                         PIONEER VCT          IBBOTSON        PIONEER VCT AMERICAN FUNDS
                                       MID CAP VALUE GROWTH ALLOCATION REAL ESTATE SHARES           BOND
                                         SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT
                                       ------------- ----------------- ------------------ --------------
ASSETS:
  Investments at fair value              $ 1,442,434           $ 4,249            $ 7,276    $ 6,229,529
  Due from First MetLife Investors
     Insurance Company                            --                --                 --             --
                                       ------------- ----------------- ------------------ --------------
       Total Assets                        1,442,434             4,249              7,276      6,229,529
                                       ------------- ----------------- ------------------ --------------
LIABILITIES:
  Accrued fees                                    15                 2                  7              6
  Due to First MetLife Investors
     Insurance Company                             5                 3                  2              4
                                       ------------- ----------------- ------------------ --------------
       Total Liabilities                          20                 5                  9             10
                                       ------------- ----------------- ------------------ --------------
NET ASSETS                               $ 1,442,414           $ 4,244            $ 7,267    $ 6,229,519
                                       ============= ================= ================== ==============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units     $ 1,442,414           $ 4,244            $ 7,267    $ 6,229,519
  Net assets from contracts in payouts            --                --                 --             --
                                       ------------- ----------------- ------------------ --------------
       Total Net Assets                  $ 1,442,414           $ 4,244            $ 7,267    $ 6,229,519
                                       ============= ================= ================== ==============

The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS                                    LMPVET
AMERICAN FUNDS AMERICAN FUNDS AMERICAN FUNDS   GLOBAL SMALL                      CLEARBRIDGE VARIABLE
 GLOBAL GROWTH  GROWTH-INCOME         GROWTH CAPITALIZATION UIF U.S. REAL ESTATE     SMALL CAP GROWTH
   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-------------- -------------- -------------- -------------- -------------------- --------------------
  $ 23,819,637   $ 25,711,942   $ 46,146,383    $ 3,265,201          $ 3,736,885          $ 2,538,324
             6             11             20             --                   --                   --
-------------- -------------- -------------- -------------- -------------------- --------------------
    23,819,643     25,711,953     46,146,403      3,265,201            3,736,885            2,538,324
-------------- -------------- -------------- -------------- -------------------- --------------------
            19             14             14             17                   13                   19
            --             --             --              3                    1                    2
-------------- -------------- -------------- -------------- -------------------- --------------------
            19             14             14             20                   14                   21
-------------- -------------- -------------- -------------- -------------------- --------------------
  $ 23,819,624   $ 25,711,939   $ 46,146,389    $ 3,265,181          $ 3,736,871          $ 2,538,303
============== ============== ============== ============== ==================== ====================
  $ 23,819,624   $ 25,684,961   $ 46,117,204    $ 3,265,181          $ 3,736,871          $ 2,538,303
            --         26,978         29,185             --                   --                   --
-------------- -------------- -------------- -------------- -------------------- --------------------
  $ 23,819,624   $ 25,711,939   $ 46,146,389    $ 3,265,181          $ 3,736,871          $ 2,538,303
============== ============== ============== ============== ==================== ====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                         LMPVET
                                                     LMPVET CLEARBRIDGE VARIABLE               LMPVET               LMPVET
                                       CLEARBRIDGE VARIABLE          FUNDAMENTAL CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
                                            LARGE CAP VALUE        ALL CAP VALUE         APPRECIATION    AGGRESSIVE GROWTH
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                       -------------------- -------------------- -------------------- --------------------
ASSETS:
  Investments at fair value                     $ 1,018,548          $ 6,848,082         $ 11,226,254         $11,443,018
  Due from First MetLife Investors
     Insurance Company                                   --                   --                   --                   --
                                       -------------------- -------------------- -------------------- --------------------
       Total Assets                               1,018,548            6,848,082           11,226,254          11,443,018
                                       -------------------- -------------------- -------------------- --------------------
LIABILITIES:
  Accrued fees                                           16                   16                   14                   20
  Due to First MetLife Investors
     Insurance Company                                    4                   --                   --                    1
                                       -------------------- -------------------- -------------------- --------------------
       Total Liabilities                                 20                   16                   14                   21
                                       -------------------- -------------------- -------------------- --------------------
NET ASSETS                                      $ 1,018,528          $ 6,848,066         $ 11,226,240         $11,442,997
                                       ==================== ==================== ==================== ====================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units            $ 1,018,528          $ 6,848,066         $ 11,226,240         $11,420,495
  Net assets from contracts in payouts                   --                   --                   --              22,502
                                       -------------------- -------------------- -------------------- --------------------
       Total Net Assets                         $ 1,018,528          $ 6,848,066         $ 11,226,240         $11,442,997
                                       ==================== ==================== ==================== ====================

The accompanying notes are an integral part of these financial statements.

                                   LMPVET                                LMPVET
              LMPVET CLEARBRIDGE VARIABLE               LMPVET       INVESTMENT               LMPVET             LMPVET
CLEARBRIDGE VARIABLE               EQUITY CLEARBRIDGE VARIABLE COUNSEL VARIABLE CLEARBRIDGE VARIABLE VARIABLE LIFESTYLE
    LARGE CAP GROWTH       INCOME BUILDER    DIVIDEND STRATEGY SOCIAL AWARENESS              CAPITAL     ALLOCATION 50%
         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT
-------------------- -------------------- -------------------- ---------------- -------------------- ------------------
           $ 361,876          $ 7,893,581            $ 408,998         $ 10,296            $ 824,813        $ 1,345,219
                  --                   --                   --               --                   --                 --
-------------------- -------------------- -------------------- ---------------- -------------------- ------------------
             361,876            7,893,581              408,998           10,296              824,813          1,345,219
-------------------- -------------------- -------------------- ---------------- -------------------- ------------------
                  25                    9                   11                6                   18                  8
                   3                    3                    4                1                    3                  4
-------------------- -------------------- -------------------- ---------------- -------------------- ------------------
                  28                   12                   15                7                   21                 12
-------------------- -------------------- -------------------- ---------------- -------------------- ------------------
           $ 361,848          $ 7,893,569            $ 408,983         $ 10,289            $ 824,792        $ 1,345,207
==================== ==================== ==================== ================ ==================== ==================
           $ 361,848          $ 7,893,569            $ 408,983         $ 10,289            $ 824,792        $ 1,345,207
                  --                   --                   --               --                   --                 --
-------------------- -------------------- -------------------- ---------------- -------------------- ------------------
           $ 361,848          $ 7,893,569            $ 408,983         $ 10,289            $ 824,792        $ 1,345,207
==================== ==================== ==================== ================ ==================== ==================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2010

                                                                                    LMPVIT        LMPVIT
                                                                             WESTERN ASSET WESTERN ASSET
                                                   LMPVET             LMPVET      VARIABLE      VARIABLE
                                       VARIABLE LIFESTYLE VARIABLE LIFESTYLE   GLOBAL HIGH    ADJUSTABLE
                                           ALLOCATION 70%     ALLOCATION 85%    YIELD BOND   RATE INCOME
                                              SUB-ACCOUNT        SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                       ------------------ ------------------ ------------- -------------
ASSETS:
  Investments at fair value                     $ 225,921          $ 921,343   $ 5,616,310     $ 230,043
  Due from First MetLife Investors
     Insurance Company                                 --                 --            --            --
                                       ------------------ ------------------ ------------- -------------
       Total Assets                               225,921            921,343     5,616,310       230,043
                                       ------------------ ------------------ ------------- -------------
LIABILITIES:
  Accrued fees                                          4                  9            19            17
  Due to First MetLife Investors
     Insurance Company                                  4                  4             3             2
                                       ------------------ ------------------ ------------- -------------
       Total Liabilities                                8                 13            22            19
                                       ------------------ ------------------ ------------- -------------
NET ASSETS                                      $ 225,913          $ 921,330   $ 5,616,288     $ 230,024
                                       ================== ================== ============= =============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units            $ 225,913          $ 921,330   $ 5,616,288     $ 230,024
  Net assets from contracts in payouts                 --                 --            --            --
                                       ------------------ ------------------ ------------- -------------
       Total Net Assets                         $ 225,913          $ 921,330   $ 5,616,288     $ 230,024
                                       ================== ================== ============= =============

The accompanying notes are an integral part of these financial statements.

   OPPENHEIMER
VA MAIN STREET
     SMALL CAP
   SUB-ACCOUNT
--------------
   $ 2,900,161
            --
--------------
     2,900,161
--------------
             6
             3
--------------
             9
--------------
   $ 2,900,152
==============
   $ 2,900,152
            --
--------------
   $ 2,900,152
==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

                                            MIST LORD ABBETT    MIST LORD ABBETT MIST LORD ABBETT        MIST OPPENHEIMER
                                           GROWTH AND INCOME      BOND DEBENTURE    MID CAP VALUE    CAPITAL APPRECIATION
                                                 SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT             SUB-ACCOUNT
                                           -------------------- ---------------- ------------------- -----------------------
INVESTMENT INCOME:
     Dividends                                     $ 382,349         $ 1,835,149         $ 68,813                $ 68,089
                                           -------------------- ---------------- ------------------- -----------------------
EXPENSES:
     Mortality and expense risk
        and other charges                            530,378             398,514          165,613                 208,334
     Administrative charges                           93,649              71,215           30,016                  38,090
                                           -------------------- ---------------- ------------------- -----------------------
        Total expenses                               624,027             469,729          195,629                 246,424
                                           -------------------- ---------------- ------------------- -----------------------
           Net investment income (loss) .           (241,678)          1,365,420         (126,816)               (178,335)
                                           -------------------- ---------------- ------------------- -----------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --                  --               --                      --
     Realized gains (losses) on sale of
        investments                                 (829,885)             82,717         (138,995)               (723,495)
                                           -------------------- ---------------- ------------------- -----------------------
           Net realized gains (losses)              (829,885)             82,717         (138,995)               (723,495)
                                           -------------------- ---------------- ------------------- -----------------------
     Change in unrealized gains (losses)
        on investments                             6,670,679           1,548,996        3,039,306               2,097,403
                                           -------------------- ---------------- ------------------- -----------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                5,840,794           1,631,713        2,900,311               1,373,908
                                           -------------------- ---------------- ------------------- -----------------------
     Net increase (decrease) in net assets
        resulting from operations                $ 5,599,116         $ 2,997,133      $ 2,773,495             $ 1,195,573
                                           ==================== ================ =================== =======================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

  MIST LEGG MASON
      CLEARBRIDGE    MIST MORGAN STANLEY      MIST PIMCO    MIST RCM    MIST T. ROWE PRICE    MIST MFS RESEARCH
AGGRESSIVE GROWTH         MID CAP GROWTH    TOTAL RETURN  TECHNOLOGY        MID CAP GROWTH        INTERNATIONAL
      SUB-ACCOUNT            SUB-ACCOUNT     SUB-ACCOUNT SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------- ---------------------- ------------ -------------- --------------------- --------------------
             $ 96                  $ 538     $ 4,768,578        $ --                  $ --            $ 564,644
-------------------- ---------------------- ------------ -------------- --------------------- --------------------
          145,258                 46,646       1,981,648     120,007               351,638              466,537
           25,588                  8,645         355,666      21,317                63,035               82,917
-------------------- ---------------------- ------------ -------------- --------------------- --------------------
          170,846                 55,291       2,337,314     141,324               414,673              549,454
-------------------- ---------------------- ------------ -------------- --------------------- --------------------
         (170,750)               (54,753)      2,431,264    (141,324)             (414,673)              15,190
-------------------- ---------------------- ------------ -------------- --------------------- --------------------
               --                     --         719,385          --                    --                   --
         (110,199)                46,074         498,179      20,895               197,886           (1,001,610)
-------------------- ---------------------- ------------ -------------- --------------------- --------------------
         (110,199)                46,074       1,217,564      20,895               197,886           (1,001,610)
-------------------- ---------------------- ------------ -------------- --------------------- --------------------
        2,438,850                984,901       4,326,093   2,248,451             6,384,930            4,233,321
-------------------- ---------------------- ------------ -------------- --------------------- --------------------
        2,328,651              1,030,975       5,543,657   2,269,346             6,582,816            3,231,711
-------------------- ---------------------- ------------ -------------- --------------------- --------------------
      $ 2,157,901              $ 976,222     $ 7,974,921 $ 2,128,022           $ 6,168,143          $ 3,246,901
==================== ====================== ============ ============== ===================== ====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                               MIST HARRIS
                                          MIST LAZARD        MIST INVESCO          OAKMARK    MIST THIRD AVENUE
                                              MID CAP    SMALL CAP GROWTH    INTERNATIONAL      SMALL CAP VALUE
                                          SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------- ------------------- ---------------- --------------------
INVESTMENT INCOME:
     Dividends                              $ 106,031                $ --        $ 775,356            $ 319,373
                                         --------------- ------------------- ---------------- --------------------
EXPENSES:
     Mortality and expense risk
        and other charges                     174,422             222,859          576,807              384,509
     Administrative charges                    30,041              39,679          101,636               68,155
                                          -------------- ------------------- ---------------- --------------------
        Total expenses                        204,463             262,538          678,443              452,664
                                          -------------- ------------------- ---------------- --------------------
           Net investment income (loss)       (98,432)           (262,538)          96,913             (133,291)
                                          -------------- ------------------- ---------------- --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                   --                  --               --                   --
     Realized gains (losses) on sale of
        investments                          (274,814)             (3,272)        (641,109)            (217,598)
                                          -------------- ------------------- ---------------- --------------------
           Net realized gains (losses)       (274,814)             (3,272)        (641,109)            (217,598)
                                          -------------- ------------------- ---------------- --------------------
     Change in unrealized gains (losses)
        on investments                      2,716,854           3,923,555        6,350,914            5,216,525
                                          -------------- ------------------- ---------------- --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                         2,442,040           3,920,283        5,709,805            4,998,927
                                          -------------- ------------------- ---------------- --------------------
     Net increase (decrease) in net
        assets
        resulting from operations         $ 2,343,608         $ 3,657,745      $ 5,806,718          $ 4,865,636
                                         =============== =================== ================ ====================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

    MIST PIMCO
     INFLATION       MIST CLARION       MIST TURNER    MIST GOLDMAN SACHS          MIST METLIFE      MIST METLIFE
PROTECTED BOND GLOBAL REAL ESTATE    MID CAP GROWTH         MID CAP VALUE    DEFENSIVE STRATEGY MODERATE STRATEGY
   SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT
-------------- --------------------- ----------------- --------------------- ------------------ --------------------
   $ 1,687,529        $ 1,178,211              $ --             $ 132,947           $ 4,405,340       $ 5,066,478
-------------- --------------------- ----------------- --------------------- ------------------ --------------------
     1,040,302            208,311           103,504               194,047             1,951,631         2,881,112
       184,515             36,161            18,404                34,336               349,184           520,729
-------------- --------------------- ----------------- --------------------- ------------------ --------------------
     1,224,817            244,472           121,908               228,383             2,300,815         3,401,841
-------------- --------------------- ----------------- --------------------- ------------------ --------------------
       462,712            933,739          (121,908)              (95,436)            2,104,525         1,664,637
-------------- --------------------- ----------------- --------------------- ------------------ --------------------
     1,885,176                 --                --                    --                    --                --
       237,764           (404,261)            3,045              (369,605)              782,291          (201,692)
-------------- --------------------- ----------------- --------------------- ------------------ --------------------
     2,122,940           (404,261)            3,045              (369,605)              782,291          (201,692)
-------------- --------------------- ----------------- --------------------- ------------------ --------------------
     1,456,527          1,499,780         1,902,753             3,382,831             9,775,933        20,618,631
-------------- --------------------- ----------------- --------------------- ------------------ --------------------
     3,579,467          1,095,519         1,905,798             3,013,226            10,558,224        20,416,939
-------------- --------------------- ----------------- --------------------- ------------------ --------------------
   $ 4,042,179        $ 2,029,258       $ 1,783,890           $ 2,917,790          $ 12,662,749      $ 22,081,576
============== ===================== ================= ===================== ================== ====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                               MIST METLIFE       MIST METLIFE           MIST METLIFE      MIST SSGA
                                          BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY     GROWTH ETF
                                                SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT    SUB-ACCOUNT
                                          -------------------- ------------------ ---------------------- --------------
INVESTMENT INCOME:
     Dividends                                  $ 7,727,714        $ 6,122,234              $ 755,448      $ 291,352
                                         --------------------- ------------------ ---------------------- --------------
EXPENSES:
     Mortality and expense risk
        and other charges                         5,250,712          5,084,335                903,200        245,064
     Administrative charges                         960,609            898,429                160,305         48,497
                                          -------------------- ------------------ ---------------------- --------------
        Total expenses                            6,211,321          5,982,764              1,063,505        293,561
                                          -------------------- ------------------ ---------------------- --------------
           Net investment income (loss)           1,516,393            139,470               (308,057)        (2,209)
                                          -------------------- ------------------ ---------------------- --------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                         --                 --                     --             --
     Realized gains (losses) on sale of
        investments                                (778,708)        (5,317,978)              (857,995)       460,115
                                          -------------------- ------------------ ---------------------- --------------
           Net realized gains (losses)             (778,708)        (5,317,978)              (857,995)       460,115
                                          -------------------- ------------------ ---------------------- --------------
     Change in unrealized gains (losses)
        on investments                           45,356,797         51,929,614             10,668,561      1,664,857
                                          -------------------- ------------------ ---------------------- --------------
     Net realized and change in
        unrealized gains (losses) on
        investments                              44,578,089         46,611,636              9,810,566      2,124,972
                                          -------------------- ------------------ ---------------------- --------------
     Net increase (decrease) in net
        assets
        resulting from operations              $ 46,094,482       $ 46,751,106            $ 9,502,509    $ 2,122,763
                                          ==================== ================== ====================== ==============

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST SSGA GROWTH    MIST VAN KAMPEN    MIST LEGG MASON    MIST MFS EMERGING    MIST LOOMIS SAYLES    MIST BLACKROCK
  AND INCOME ETF           COMSTOCK       VALUE EQUITY       MARKETS EQUITY        GLOBAL MARKETS        HIGH YIELD
     SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT
------------------- ------------------ ------------------ -------------------- --------------------- --------------
       $ 418,430          $ 244,587          $ 169,662            $ 288,581             $ 409,886         $ 628,754
------------------- ------------------ ------------------ -------------------- --------------------- --------------
         497,838            224,805            115,888              399,935               182,958           149,232
          95,966             40,911             21,173               70,664                32,081            26,329
------------------- ------------------ ------------------ -------------------- --------------------- --------------
         593,804            265,716            137,061              470,599               215,039           175,561
------------------- ------------------ ------------------ -------------------- --------------------- --------------
        (175,374)           (21,129)            32,601             (182,018)              194,847           453,193
------------------- ------------------ ------------------ -------------------- --------------------- --------------
           1,461                 --                 --                   --                    --                --
          28,261           (213,403)          (335,645)             (11,629)             (152,727)          333,866
------------------- ------------------ ------------------ -------------------- --------------------- --------------
          29,722           (213,403)          (335,645)             (11,629)             (152,727)          333,866
------------------- ------------------ ------------------ -------------------- --------------------- --------------
       5,025,814          2,338,848            824,682            6,322,596             2,364,577           565,723
------------------- ------------------ ------------------ -------------------- --------------------- --------------
       5,055,536          2,125,445            489,037            6,310,967             2,211,850           899,589
------------------- ------------------ ------------------ -------------------- --------------------- --------------
     $ 4,880,162        $ 2,104,316          $ 521,638          $ 6,128,949           $ 2,406,697       $ 1,352,782
=================== ================== ================== ==================== ===================== ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                       MIST PIONEER     MIST DREMAN
                                          MIST JANUS FORTY    MIST PIONEER FUND    STRATEGIC INCOME SMALL CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
                                          ------------------- -------------------- ---------------- ------------------
INVESTMENT INCOME:
     Dividends                                    $ 72,147             $ 35,281           $ 912,360        $ 33,474
                                         -------------------- -------------------- ---------------- ------------------
EXPENSES:
     Mortality and expense risk
        and other charges                           69,208               53,456             246,569          58,079
     Administrative charges                         11,593               11,567              50,806           9,764
                                          ------------------- -------------------- ---------------- ------------------
        Total expenses                              80,801               65,023             297,375          67,843
                                          ------------------- -------------------- ---------------- ------------------
           Net investment income (loss)             (8,654)             (29,742)            614,985         (34,369)
                                          ------------------- -------------------- ---------------- ------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                        --                   --                  --              --
     Realized gains (losses) on sale of
        investments                                 42,100               45,830              85,306          28,576
                                          ------------------- -------------------- ---------------- ------------------
           Net realized gains (losses)              42,100               45,830              85,306          28,576
                                          ------------------- -------------------- ---------------- ------------------
     Change in unrealized gains (losses)
        on investments                             463,266              803,633           1,270,909         646,909
                                          ------------------- -------------------- ---------------- ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                505,366              849,463           1,356,215         675,485
                                          ------------------- -------------------- ---------------- ------------------
     Net increase (decrease) in net
        assets
        resulting from operations                $ 496,712            $ 819,721         $ 1,971,200       $ 641,116
                                          =================== ==================== ================ ==================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                       MIST AMERICAN                                      MIST AMERICAN
MIST BLACKROCK        MIST RAINIER    FUNDS BALANCED    MIST AMERICAN    MIST AMERICAN     FUNDS GROWTH
LARGE CAP CORE    LARGE CAP EQUITY        ALLOCATION       FUNDS BOND     FUNDS GROWTH       ALLOCATION
   SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
----------------- ------------------- ----------------- ---------------- ---------------- ----------------
      $ 11,018            $ 15,150       $ 1,166,550        $ 296,311         $ 52,440        $ 634,608
----------------- ------------------- ----------------- ---------------- ---------------- ----------------
        13,497              51,343         1,538,624          256,172          349,342        1,006,554
         2,296               8,937           283,318           44,843           62,930          181,753
----------------- ------------------- ----------------- ---------------- ---------------- ----------------
        15,793              60,280         1,821,942          301,015          412,272        1,188,307
----------------- ------------------- ----------------- ---------------- ---------------- ----------------
        (4,775)            (45,130)         (655,392)          (4,704)        (359,832)        (553,699)
----------------- ------------------- ----------------- ---------------- ---------------- ----------------
            --                  --            50,054               --               --               --
       (13,781)            (35,823)          205,846          387,589          184,619        1,231,613
----------------- ------------------- ----------------- ---------------- ---------------- ----------------
       (13,781)            (35,823)          255,900          387,589          184,619        1,231,613
----------------- ------------------- ----------------- ---------------- ---------------- ----------------
       114,278             553,748        13,560,100          262,632        4,855,583        7,824,265
----------------- ------------------- ----------------- ---------------- ---------------- ----------------
       100,497             517,925        13,816,000          650,221        5,040,202        9,055,878
----------------- ------------------- ----------------- ---------------- ---------------- ----------------
      $ 95,722           $ 472,795      $ 13,160,608        $ 645,517      $ 4,680,370      $ 8,502,179
================= =================== ================= ================ ================ ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                   MIST AMERICAN
                                                 MIST AMERICAN    FUNDS MODERATE    MIST MET/TEMPLETON    MIST MET/FRANKLIN
                                           FUNDS INTERNATIONAL        ALLOCATION                GROWTH        MUTUAL SHARES
                                                   SUB-ACCOUNT       SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                           ---------------------- ----------------- --------------------- --------------------
INVESTMENT INCOME:
     Dividends                                       $ 102,851         $ 978,432               $ 1,896                 $ --
                                           ---------------------- ----------------- --------------------- --------------------
EXPENSES:
     Mortality and expense risk
        and other charges                              187,576           974,010                11,731              103,255
     Administrative charges                             33,889           176,422                 2,764               21,451
                                           ---------------------- ----------------- --------------------- --------------------
        Total expenses                                 221,465         1,150,432                14,495              124,706
                                           ---------------------- ----------------- --------------------- --------------------
           Net investment income (loss)               (118,614)         (172,000)              (12,599)            (124,706)
                                           ---------------------- ----------------- --------------------- --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                        32,329                --                    --              102,324
     Realized gains (losses) on sale of
        investments                                     86,058           190,440                   937               48,547
                                           ---------------------- ----------------- --------------------- --------------------
           Net realized gains (losses)                 118,387           190,440                   937              150,871
                                           ---------------------- ----------------- --------------------- --------------------
     Change in unrealized gains (losses)
        on investments                               1,129,211         6,235,756                91,147              877,187
                                           ---------------------- ----------------- --------------------- --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                  1,247,598         6,426,196                92,084            1,028,058
                                           ---------------------- ----------------- --------------------- --------------------
     Net increase (decrease) in net assets
        resulting from operations                  $ 1,128,984       $ 6,254,196              $ 79,485            $ 903,352
                                           ====================== ================= ===================== ====================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

 MIST MET/FRANKLIN
TEMPLETON FOUNDING    MIST MET/TEMPLETON         MIST MET/EATON    RUSSELL MULTI-STYLE    RUSSELL AGGRESSIVE
          STRATEGY    INTERNATIONAL BOND    VANCE FLOATING RATE                 EQUITY                EQUITY    RUSSELL NON-U.S.
       SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT (A)            SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
--------------------- --------------------- ---------------------- ---------------------- --------------------- -------------------
              $ --              $ 12,622                   $ --                  $ 345                  $ 23               $ 223
--------------------- --------------------- ---------------------- ---------------------- --------------------- -------------------
           386,322                19,558                  3,592                    444                    59                 244
            75,075                 3,630                    642                     52                     6                  28
--------------------- --------------------- ---------------------- ---------------------- --------------------- -------------------
           461,397                23,188                  4,234                    496                    65                 272
--------------------- --------------------- ---------------------- ---------------------- --------------------- -------------------
          (461,397)              (10,566)                (4,234)                  (151)                  (42)                (49)
--------------------- --------------------- ---------------------- ---------------------- --------------------- -------------------
               100                   618                     --                     --                    --                  --
           340,544               (10,430)                 1,724                  1,695                  (164)               (370)
--------------------- --------------------- ---------------------- ---------------------- --------------------- -------------------
           340,644                (9,812)                 1,724                  1,695                  (164)               (370)
--------------------- --------------------- ---------------------- ---------------------- --------------------- -------------------
         2,876,073               124,689                 24,002                  4,514                 1,445               2,596
--------------------- --------------------- ---------------------- ---------------------- --------------------- -------------------
         3,216,717               114,877                 25,726                  6,209                 1,281               2,226
--------------------- --------------------- ---------------------- ---------------------- --------------------- -------------------
       $ 2,755,320             $ 104,311               $ 21,492                $ 6,058               $ 1,239             $ 2,177
===================== ===================== ====================== ====================== ===================== ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                    INVESCO V.I.
                                                               RUSSELL REAL ESTATE INTERNATIONAL    INVESCO V.I. GLOBAL
                                             RUSSELL CORE BOND          SECURITIES        GROWTH            REAL ESTATE
                                                   SUB-ACCOUNT         SUB-ACCOUNT   SUB-ACCOUNT            SUB-ACCOUNT
                                         --------------------- ------------------- ---------------- -------------------
INVESTMENT INCOME:
     Dividends                                         $ 2,143               $ 187      $ 70,917               $ 17,420
                                         --------------------- ------------------- ---------------- -------------------
EXPENSES:
     Mortality and expense risk
        and other charges                                  688                 105        35,985                  3,021
     Administrative charges                                 81                  12         8,327                    719
                                         --------------------- ------------------- ---------------- -------------------
        Total expenses                                     769                 117        44,312                  3,740
                                         --------------------- ------------------- ---------------- -------------------
           Net investment income (loss)                  1,374                  70        26,605                 13,680
                                         --------------------- ------------------- ---------------- -------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                         1,420                  --            --                     --
     Realized gains (losses) on sale of
        investments                                        496                 154        (1,672)                 3,334
                                         --------------------- ------------------- ---------------- -------------------
           Net realized gains (losses)                   1,916                 154        (1,672)                 3,334
                                         --------------------- ------------------- ---------------- -------------------
      Change in unrealized gains (losses)
        on investments                                   1,380               1,671       448,863                 34,080
                                         --------------------- ------------------- ---------------- -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                      3,296               1,825       447,191                 37,414
                                         --------------------- ------------------- ---------------- -------------------
     Net increase (decrease) in net assets
        resulting from operations                      $ 4,670             $ 1,895     $ 473,796               $ 51,094
                                         ===================== =================== ================ ===================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                      INVESCO
INVESCO V.I. U.S.    INVESCO V.I. GROWTH      VAN KAMPEN V.I. PUTNAM VT EQUITY           PUTNAM VT      FTVIPT TEMPLETON
    MID CAP VALUE             AND INCOME    EQUITY AND INCOME           INCOME    MULTI-CAP GROWTH    FOREIGN SECURITIES
      SUB-ACCOUNT            SUB-ACCOUNT          SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT (b)           SUB-ACCOUNT
-------------------- ---------------------- ----------------- ------------------- ------------------- ---------------------
          $ 3,707                $ 4,749            $ 147,358            $ 298                $ --             $ 292,358
-------------------- ---------------------- ----------------- ------------------- ------------------- ---------------------
            5,291                 61,513               94,994              125                 524               230,834
            1,204                 13,871               19,661               47                  63                38,433
-------------------- ---------------------- ----------------- ------------------- ------------------- ---------------------
            6,495                 75,384              114,655              172                 587               269,267
-------------------- ---------------------- ----------------- ------------------- ------------------- ---------------------
           (2,788)               (70,635)              32,703              126                (587)               23,091
-------------------- ---------------------- ----------------- ------------------- ------------------- ---------------------
               --                     --                   --               --                  --                    --
              661                    924                  681           (1,900)                624              (465,510)
-------------------- ---------------------- ----------------- ------------------- ------------------- ---------------------
              661                    924                  681           (1,900)                624              (465,510)
-------------------- ---------------------- ----------------- ------------------- ------------------- ---------------------
          107,230                743,693              852,123            4,371              19,008             1,409,904
-------------------- ---------------------- ----------------- ------------------- ------------------- ---------------------
          107,891                744,617              852,804            2,471              19,632                944,394
-------------------- ---------------------- ----------------- ------------------- ------------------- ---------------------
        $ 105,103              $ 673,982            $ 885,507          $ 2,597            $ 19,045             $  967,485
==================== ====================== ================= =================== =================== =====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                FTVIPT TEMPLETON
                                            FTVIPT TEMPLETON         GLOBAL BOND     FTVIPT MUTUAL      FTVIPT FRANKLIN
                                           GROWTH SECURITIES          SECURITIES SHARES SECURITIES    INCOME SECURITIES
                                                 SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------- ---------------- -------------------- --------------------
INVESTMENT INCOME:
     Dividends                                      $ 18,640            $ 42,476          $ 42,889          $1,346,142
                                           -------------------- ---------------- -------------------- --------------------
EXPENSES:
     Mortality and expense risk
        and other charges                             17,406              33,496            32,913             276,688
     Administrative charges                            3,458               7,813             6,692              50,263
                                           -------------------- ---------------- -------------------- --------------------
        Total expenses                                20,864              41,309            39,605             326,951
                                           -------------------- ---------------- -------------------- --------------------
           Net investment income (loss)               (2,224)              1,167             3,284           1,019,191
                                           -------------------- ---------------- -------------------- --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --               7,684                --                  --
     Realized gains (losses) on sale of
        investments                                  (22,778)             21,959           (27,759)           (246,509)
                                           -------------------- ---------------- -------------------- --------------------
           Net realized gains (losses)               (22,778)             29,643           (27,759)           (246,509)
                                           -------------------- ---------------- -------------------- --------------------
     Change in unrealized gains (losses)
        on investments                               106,447             324,225           286,641           1,331,798
                                           -------------------- ---------------- -------------------- --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                   83,669             353,868           258,882           1,085,289
                                           -------------------- ---------------- -------------------- --------------------
     Net increase (decrease) in net assets
        resulting from operations                   $ 81,445           $ 355,035         $ 262,166          $2,104,480
                                           ==================== ================ ==================== ====================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

         FTVIPT
       FRANKLIN
SMALL CAP VALUE     FIDELITY VIP                            FIDELITY VIP    MSF METLIFE STOCK              MSF ARTIO
     SECURITIES    EQUITY-INCOME    FIDELITY VIP MID CAP      CONTRAFUND                INDEX    INTERNATIONAL STOCK
    SUB-ACCOUNT      SUB-ACCOUNT             SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT
------------------ ---------------- ----------------------- --------------- -------------------- ----------------------
        $ 3,658            $ 972                 $ 7,706       $ 164,589            $ 411,333                $    4,212
------------------ ---------------- ----------------------- --------------- -------------------- ----------------------
          5,616              678                  58,250         203,935              405,443                     3,881
          1,319              144                  12,727          36,564               66,072                       771
------------------ ---------------- ----------------------- --------------- -------------------- ----------------------
          6,935              822                  70,977         240,499              471,515                     4,652
------------------ ---------------- ----------------------- --------------- -------------------- ----------------------
         (3,277)             150                 (63,271)        (75,910)             (60,182)                     (440)
------------------ ---------------- ----------------------- --------------- -------------------- ----------------------
             --               --                  16,569           6,849                   --                        --
          2,052             (369)                 17,402        (531,201)            (179,977)                  (10,415)
------------------ ---------------- ----------------------- --------------- -------------------- ----------------------
          2,052             (369)                 33,971        (524,352)            (179,977)                  (10,415)
------------------ ---------------- ----------------------- --------------- -------------------- ----------------------
        148,946            7,877               1,349,277       2,746,631            3,658,419                    28,754
------------------ ---------------- ----------------------- --------------- -------------------- ----------------------
        150,998            7,508               1,383,248       2,222,279            3,478,442                    18,339
------------------ ---------------- ----------------------- --------------- -------------------- ----------------------
      $ 147,721          $ 7,658             $ 1,319,977     $ 2,146,369          $ 3,418,260               $    17,899
================== ================ ======================= =============== ==================== ======================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                             MSF BLACKROCK MSF BLACKROCK        MSF DAVIS    MSF MET/ARTISAN
                                               BOND INCOME  MONEY MARKET    VENTURE VALUE      MID CAP VALUE
                                               SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT        SUB-ACCOUNT
                                         ----------------- ---------------- ---------------- ------------------
INVESTMENT INCOME:
     Dividends                                   $ 293,020           $ 6        $ 506,974           $ 75,146
                                         ----------------- ---------------- ---------------- ------------------
EXPENSES:
     Mortality and expense risk
        and other charges                          110,090     1,063,214          806,767            183,711
     Administrative charges                         19,842       194,522          143,452             32,421
                                         ----------------- ---------------- ---------------- ------------------
        Total expenses                             129,932     1,257,736          950,219            216,132
                                         ----------------- ---------------- ---------------- ------------------
           Net investment income (loss)            163,088    (1,257,730)        (443,245)          (140,986)
                                         ----------------- ---------------- ---------------- ------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                        --            --               --                 --
     Realized gains (losses) on sale of
        investments                                 20,210            --           (6,679)          (639,804)
                                         ----------------- ---------------- ---------------- ------------------
           Net realized gains (losses)              20,210            --           (6,679)          (639,804)
                                         ----------------- ---------------- ---------------- ------------------
     Change in unrealized gains (losses)
        on investments                             288,592            85        6,374,708          2,423,175
                                         ----------------- ---------------- ---------------- ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                308,802            85        6,368,029          1,783,371
                                         ----------------- ---------------- ---------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                $ 471,890  $ (1,257,645)     $ 5,924,784        $ 1,642,385
                                         ================= ================ ================ ==================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                   MSF WESTERN ASSET MSF WESTERN ASSET
MSF JENNISON         MSF MFS    MANAGEMENT STRATEGIC        MANAGEMENT MSF T. ROWE PRICE    MSF T. ROWE PRICE
      GROWTH    TOTAL RETURN      BOND OPPORTUNITIES   U.S. GOVERNMENT  SMALL CAP GROWTH     LARGE CAP GROWTH
 SUB-ACCOUNT     SUB-ACCOUNT             SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT          SUB-ACCOUNT
--------------- --------------- -------------------- ----------------- -------------------- --------------------
    $ 95,760       $ 246,771                 $ 1,742         $ 474,847              $ --                $ 627
--------------- --------------- -------------------- ----------------- -------------------- --------------------
     349,266         115,562                     358           327,059             9,019                9,598
      62,324          21,915                      55            60,011             1,514                1,948
--------------- --------------- -------------------- ----------------- -------------------- --------------------
     411,590         137,477                     413           387,070            10,533               11,546
--------------- --------------- -------------------- ----------------- -------------------- --------------------
    (315,830)        109,294                   1,329            87,777           (10,533)             (10,919)
--------------- --------------- -------------------- ----------------- -------------------- --------------------
          --              --                      --            54,254                --                   --
      83,381        (146,207)                     41           175,421            32,569               (4,731)
--------------- --------------- -------------------- ----------------- -------------------- --------------------
      83,381        (146,207)                     41           229,675            32,569               (4,731)
--------------- --------------- -------------------- ----------------- -------------------- --------------------
   2,716,144         735,461                   1,648           345,496           153,457              130,609
--------------- --------------- -------------------- ----------------- -------------------- --------------------
   2,799,525         589,254                   1,689           575,171           186,026              125,878
--------------- --------------- -------------------- ----------------- -------------------- --------------------
 $ 2,483,695       $ 698,548                 $ 3,018         $ 662,948         $ 175,493            $ 114,959
=============== =============== ==================== ================= ==================== ====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                           MSF LOOMIS SAYLES     MSF NEUBERGER    MSF OPPENHEIMER    MSF FI VALUE
                                            SMALL CAP GROWTH    BERMAN GENESIS      GLOBAL EQUITY         LEADERS
                                                 SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT     SUB-ACCOUNT
                                           -------------------- ----------------- ------------------ ---------------
INVESTMENT INCOME:
     Dividends                                          $ --              $ 54            $ 8,550         $ 5,948
                                           -------------------- ----------------- ------------------ ---------------
EXPENSES:
     Mortality and expense risk
        and other charges                              3,321               185              7,206           6,183
     Administrative charges                              801                38              1,708           1,026
                                           -------------------- ----------------- ------------------ ---------------
        Total expenses                                 4,122               223              8,914           7,209
                                           -------------------- ----------------- ------------------ ---------------
           Net investment income (loss) .             (4,122)             (169)              (364)         (1,261)
                                           -------------------- ----------------- ------------------ ---------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --                --                 --              --
     Realized gains (losses) on sale of
        investments                                   (1,711)           (2,387)             2,950          (5,118)
                                           -------------------- ----------------- ------------------ ---------------
           Net realized gains (losses)                (1,711)           (2,387)             2,950          (5,118)
                                           -------------------- ----------------- ------------------ ---------------
     Change in unrealized gains (losses)
        on investments                                97,479             5,266            103,185          60,098
                                           -------------------- ----------------- ------------------ ---------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                   95,768             2,879            106,135          54,980
                                           -------------------- ----------------- ------------------ ---------------
     Net increase (decrease) in net assets
        resulting from operations                   $ 91,646           $ 2,710          $ 105,771        $ 53,719
                                           ==================== ================= ================== ===============

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                          MSF METLIFE         MSF METLIFE                               MSF METLIFE
          MSF METLIFE    CONSERVATIVE     CONSERVATIVE TO         MSF METLIFE           MODERATE TO
AGGRESSIVE ALLOCATION      ALLOCATION MODERATE ALLOCATION MODERATE ALLOCATION AGGRESSIVE ALLOCATION    MSF MFS VALUE
          SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT      SUB-ACCOUNT
------------------------ ------------ ------------------- ------------------- ------------------------ ----------------
             $ 16,335        $ 89,576            $ 73,974           $ 410,939             $ 175,168         $  51,056
------------------------ ------------ ------------------- ------------------- ------------------------ ----------------
               23,619          32,269              32,356             244,529               119,669            49,915
                4,095           5,756               5,382              40,594                20,075             9,338
------------------------ ------------ ------------------- ------------------- ------------------------ ----------------
               27,714          38,025              37,738             285,123               139,744            59,253
------------------------ ------------ ------------------- ------------------- ------------------------ ----------------
              (11,379)         51,551              36,236             125,816                35,424            (8,197)
------------------------ ------------ ------------------- ------------------- ------------------------ ----------------
                   --              --                  --                  --                    --                --
              (21,160)         61,073               7,835              44,379               (14,937)          (39,951)
------------------------ ------------ ------------------- ------------------- ------------------------ ----------------
              (21,160)         61,073               7,835              44,379               (14,937)          (39,951)
------------------------ ------------ ------------------- ------------------- ------------------------ ----------------
              253,883          76,833             154,747           1,632,652               946,551           431,421
------------------------ ------------ ------------------- ------------------- ------------------------ ----------------
              232,723         137,906             162,582           1,677,031               931,614           391,470
------------------------ ------------ ------------------- ------------------- ------------------------ ----------------
            $ 221,344       $ 189,457           $ 198,818         $ 1,802,847             $ 967,038        $  383,273
======================== ============ =================== =================== ======================== ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                MSF
                                                                    MET/DIMENSIONAL         MSF BARCLAYS
                                           MSF LOOMIS SAYLES    INTERNATIONAL SMALL    CAPITAL AGGREGATE MSF VAN ECK GLOBAL
                                              SMALL CAP CORE                COMPANY           BOND INDEX  NATURAL RESOURCES
                                                 SUB-ACCOUNT            SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT
                                           -------------------- ---------------------- ----------------- ---------------------
INVESTMENT INCOME:
     Dividends                                          $ --               $ 17,341            $ 109,749            $ 7,632
                                           -------------------- ---------------------- ----------------- ---------------------
EXPENSES:
     Mortality and expense risk
        and other charges                              3,920                 19,285               53,962             41,663
     Administrative charges                              631                  3,480                9,570              7,336
                                           -------------------- ---------------------- ----------------- ---------------------
        Total expenses                                 4,551                 22,765               63,532             48,999
                                           -------------------- ---------------------- ----------------- ---------------------
           Net investment income (loss)               (4,551)                (5,424)              46,217            (41,367)
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --                 65,962                   --            163,352
     Realized gains (losses) on sale of
        investments                                    3,774                 37,580               15,710             27,516
                                           -------------------- ---------------------- ----------------- ---------------------
           Net realized gains (losses)                 3,774                103,542               15,710            190,868
                                           -------------------- ---------------------- ----------------- ---------------------
     Change in unrealized gains (losses)
        on investments                                69,027                190,969               34,450            979,869
                                           -------------------- ---------------------- ----------------- ---------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                   72,801                294,511               50,160         1,170,737
                                           -------------------- ---------------------- ----------------- ---------------------
     Net increase (decrease) in net assets
        resulting from operations                   $ 68,250              $ 289,087             $ 96,377        $1,129,370
                                           ==================== ====================== ================= =====================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

   MSF BLACKROCK                                                                      MSF NEUBERGER
LEGACY LARGE CAP            MSF METLIFE    MSF MORGAN STANLEY    MSF RUSSELL 2000    BERMAN MID CAP      PIMCO VIT
          GROWTH    MID CAP STOCK INDEX            EAFE INDEX               INDEX             VALUE     HIGH YIELD
     SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT
------------------- ---------------------- --------------------- ------------------- ----------------- --------------
         $ 2,060                $ 9,592              $ 35,232             $ 9,204              $ 26       $ 14,798
------------------- ---------------------- --------------------- ------------------- ----------------- --------------
          13,360                 22,599                23,954              22,334               815          2,413
           2,195                  4,230                 4,442               4,183               126            506
------------------- ---------------------- --------------------- ------------------- ----------------- --------------
          15,555                 26,829                28,396              26,517               941          2,919
------------------- ---------------------- --------------------- ------------------- ----------------- --------------
         (13,495)               (17,237)                6,836             (17,313)             (915)        11,879
              --                  1,635                    --                  --                --             --
          55,348                 26,581                (2,712)             33,458             2,397         12,817
------------------- ---------------------- --------------------- ------------------- ----------------- --------------
          55,348                 28,216                (2,712)             33,458             2,397         12,817
------------------- ---------------------- --------------------- ------------------- ----------------- --------------
         126,940                426,574               227,448             478,378            18,345            (71)
------------------- ---------------------- --------------------- ------------------- ----------------- --------------
         182,288                454,790               224,736             511,836            20,742         12,746
------------------- ---------------------- --------------------- ------------------- ----------------- --------------
       $ 168,793              $ 437,553             $ 231,572           $ 494,523          $ 19,827       $ 24,625
=================== ====================== ===================== =================== ================= ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                PIMCO VIT                       PIONEER VCT      PIONEER VCT
                                             LOW DURATION PIONEER VCT BOND EMERGING MARKETS    EQUITY INCOME
                                              SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                                         ---------------- ---------------- ------------------- -------------
INVESTMENT INCOME:
     Dividends                                    $ 3,956          $ 2,393            $ 140            $ 403
                                         ---------------- ---------------- ------------------- -------------
EXPENSES:
     Mortality and expense risk
        and other charges                           2,868              864              680              333
     Administrative charges                           583              126              107               48
                                         ---------------- ---------------- ------------------- -------------
        Total expenses                              3,451              990              787              381
                                         ---------------- ---------------- ------------------- -------------
           Net investment income (loss)               505            1,403             (647)              22
                                         ---------------- ---------------- ------------------- -------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                      828               --               --               --
     Realized gains (losses) on sale of
        investments                                 2,273              398              678              533
                                         ---------------- ---------------- ------------------- -------------
           Net realized gains (losses)              3,101              398              678              533
                                         ---------------- ---------------- ------------------- -------------
     Change in unrealized gains (losses)
        on investments                              4,936            1,576            5,838            2,586
                                         ---------------- ---------------- ------------------- -------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                 8,037            1,974            6,516            3,119
                                         ---------------- ---------------- ------------------- -------------
     Net increase (decrease) in net assets
        resulting from operations                 $ 8,542          $ 3,377          $ 5,869          $ 3,141
                                         ================ ================ =================== =============

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                       PIONEER VCT
  PIONEER VCT             IBBOTSON        PIONEER VCT    AMERICAN FUNDS AMERICAN FUNDS    AMERICAN FUNDS
MID CAP VALUE    GROWTH ALLOCATION REAL ESTATE SHARES              BOND  GLOBAL GROWTH     GROWTH-INCOME
  SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT
---------------- ----------------- --------------------- -------------- ----------------- -----------------
     $ 10,376                 $ 73              $ 160         $ 172,638      $ 324,708         $ 351,802
---------------- ----------------- --------------------- -------------- ----------------- -----------------
       14,989                   59                 90            52,932        294,530           332,625
        2,989                    8                 15            11,842         54,118            58,848
---------------- ----------------- --------------------- -------------- ----------------- -----------------
       17,978                   67                105            64,774        348,648           391,473
---------------- ----------------- --------------------- -------------- ----------------- -----------------
       (7,602)                   6                 55           107,864        (23,940)          (39,671)
---------------- ----------------- --------------------- -------------- ----------------- -----------------
           --                   --                 --                --             --                --
       (9,342)                  32               (890)            7,801       (215,207)         (385,986)
---------------- ----------------- --------------------- -------------- ----------------- -----------------
       (9,342)                  32               (890)            7,801       (215,207)         (385,986)
---------------- ----------------- --------------------- -------------- ----------------- -----------------
      211,027                  445              2,369            72,349      2,396,634         2,662,041
---------------- ----------------- --------------------- -------------- ----------------- -----------------
      201,685                  477              1,479            80,150      2,181,427         2,276,055
---------------- ----------------- --------------------- -------------- ----------------- -----------------
    $ 194,083                $ 483            $ 1,534         $ 188,014    $ 2,157,487       $ 2,236,384
================ ================= ===================== ============== ================= =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                               AMERICAN FUNDS                                       LMPVET
                                             AMERICAN FUNDS      GLOBAL SMALL                         CLEARBRIDGE VARIABLE
                                                     GROWTH    CAPITALIZATION UIF U.S. REAL ESTATE        SMALL CAP GROWTH
                                                SUB-ACCOUNT       SUB-ACCOUNT          SUB-ACCOUNT             SUB-ACCOUNT
                                         --------------------- -------------- ----------------------- -----------------------
INVESTMENT INCOME:
     Dividends                                    $ 298,163          $ 43,596             $ 71,783                    $ --
                                         --------------------- -------------- ----------------------- -----------------------
EXPENSES:
     Mortality and expense risk
        and other charges                           529,723            22,854              41,679                  27,572
     Administrative charges                          99,832             5,967               8,349                   5,137
                                         --------------------- -------------- ----------------------- -----------------------
        Total expenses                              629,555            28,821              50,028                  32,709
                                         --------------------- -------------- ----------------------- -----------------------
           Net investment income (loss)            (331,392)           14,775               21,755                (32,709)
                                         --------------------- -------------- ----------------------- -----------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                         --                --                   --                    --
     Realized gains (losses) on sale of
        investments                                (352,186)           25,213             (137,057)               11,303
                                         --------------------- -------------- ----------------------- -----------------------
           Net realized gains (losses)             (352,186)           25,213             (137,057)               11,303
                                         --------------------- -------------- ----------------------- -----------------------
     Change in unrealized gains (losses)
        on investments                            7,286,042           473,540              939,526               493,577
                                         --------------------- -------------- ----------------------- -----------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                               6,933,856           498,753              802,469               504,880
                                         --------------------- -------------- ----------------------- -----------------------
     Net increase (decrease) in net assets
        resulting from operations               $ 6,602,464         $ 513,528            $ 824,224              $472,171
                                         ===================== ============== ======================= =======================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.


                                    LMPVET                                                                                  LMPVET
              LMPVET  CLEARBRIDGE VARIABLE                LMPVET                LMPVET                LMPVET  CLEARBRIDGE VARIABLE
CLEARBRIDGE VARIABLE   FUNDAMENTAL ALL CAP  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE                EQUITY
     LARGE CAP VALUE                 VALUE          APPRECIATION     AGGRESSIVE GROWTH      LARGE CAP GROWTH        INCOME BUILDER
         SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
            $ 28,635             $ 106,550             $ 163,957              $ 14,346                 $413             $ 277,835
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
              13,750                73,567               106,002               135,141                5,234                95,398
               2,369                14,532                21,991                24,779                  906                17,819
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
              16,119                88,099               127,993               159,920                6,140               113,217
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
              12,516                18,451                35,964              (145,574)              (5,727)              164,618
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
                  --                    --                    --                    --                   --                    --
             (10,913)              (56,681)               (9,618)              (95,536)              (2,744)             (226,646)
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
             (10,913)              (56,681)               (9,618)              (95,536)              (2,744)             (226,646)
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
              74,536               930,232             1,030,399             2,394,193               39,747               801,308
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
              63,623               873,551             1,020,781             2,298,657               37,003               574,662
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
            $ 76,139             $ 892,002           $ 1,056,745           $ 2,153,083              $31,276             $ 739,280
===================== ===================== ===================== ===================== ===================== =====================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                             LMPVET
                                                         LMPVET          INVESTMENT                  LMPVET                LMPVET
                                           CLEARBRIDGE VARIABLE    COUNSEL VARIABLE    CLEARBRIDGE VARIABLE    VARIABLE LIFESTYLE
                                              DIVIDEND STRATEGY    SOCIAL AWARENESS                 CAPITAL        ALLOCATION 50%
                                                    SUB-ACCOUNT         SUB-ACCOUNT             SUB-ACCOUNT           SUB-ACCOUNT
                                           ----------------------- ------------------- ----------------------- ------------------
INVESTMENT INCOME:
     Dividends                                         $ 11,216               $ 132                 $ 6,522              $ 38,315
                                           ----------------------- ------------------- ----------------------- ------------------
EXPENSES:
     Mortality and expense risk
        and other charges                                 5,334                 123                  12,125                14,911
     Administrative charges                                 928                  22                   2,016                 2,839
                                           ----------------------- ---------- -------- ----------------------- ------------------
        Total expenses                                    6,262                 145                  14,141                17,750
                                           ----------------------- ---------- -------- ----------------------- ------------------
           Net investment income (loss)                   4,954                 (13)                 (7,619)               20,565
                                           ----------------------- ---------- -------- ----------------------- ------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                             --                  --                      --                    --
     Realized gains (losses) on sale of
        investments                                      (5,535)                 89                 (77,446)                1,003
                                           ----------------------- ---------- -------- ----------------------- ------------------
           Net realized gains (losses)                   (5,535)                 89                 (77,446)                1,003
                                           ----------------------- ---------- -------- ----------------------- ------------------
     Change in unrealized gains (losses)
        on investments                                   38,528                 904                 162,356               122,836
                                           ----------------------- ---------- -------- ----------------------- ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                      32,993                 993                  84,910               123,839
                                           ----------------------- ---------- -------- ----------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                      $ 37,947               $ 980                $ 77,291             $ 144,404
                                           ======================= =================== ======================= ==================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                LMPVIT           LMPVIT
                                         WESTERN ASSET    WESTERN ASSET
            LMPVET                LMPVET      VARIABLE         VARIABLE       OPPENHEIMER
VARIABLE LIFESTYLE    VARIABLE LIFESTYLE   GLOBAL HIGH       ADJUSTABLE    VA MAIN STREET
    ALLOCATION 70%        ALLOCATION 85%    YIELD BOND      RATE INCOME         SMALL CAP
       SUB-ACCOUNT           SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
--------------------- ------------------ ---------------- ---------------- -----------------
           $ 4,405              $ 13,597     $ 474,420          $ 2,512           $ 7,223
--------------------- ------------------ ---------------- ---------------- -----------------
             2,800                 9,828        66,021            3,684            22,513
               503                 1,959        12,640              628             5,256
--------------------- ------------------ ---------------- ---------------- -----------------
             3,303                11,787        78,661            4,312            27,769
--------------------- ------------------ ---------------- ---------------- -----------------
             1,102                 1,810       395,759           (1,800)          (20,546)
--------------------- ------------------ ---------------- ---------------- -----------------
                --                    --            --               --                --
            (2,331)                2,334       (38,444)         (42,310)           13,706
--------------------- ------------------ ---------------- ---------------- -----------------
            (2,331)                2,334       (38,444)         (42,310)           13,706
--------------------- ------------------ ---------------- ---------------- -----------------
            26,564               110,298       270,408           65,182           468,938
--------------------- ------------------ ---------------- ---------------- -----------------
            24,233               112,632       231,964           22,872           482,644
--------------------- ------------------ ---------------- ---------------- -----------------
          $ 25,335             $ 114,442     $ 627,723         $ 21,072         $ 462,098
===================== ================== ================ ================ =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                             MIST                            MIST                           MIST
                                    LORD ABBETT GROWTH AND INCOME      LORD ABBETT BOND DEBENTURE      LORD ABBETT MID CAP VALUE
                                                      SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   --------------------------------- ------------------------------- ------------------------------
                                             2010            2009          2010              2009          2010             2009
                                   ----------------- --------------- ------------- ----------------- ------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $  (241,678)    $   151,871    $ 1,365,420       $ 1,243,510    $ (126,816)        $ 17,840
  Net realized gains (losses)            (829,885)     (1,290,466)        82,717          (386,360)     (138,995)        (324,010)
  Change in unrealized gains
     (losses) on investments            6,670,679       6,371,251      1,548,996         5,950,194     3,039,306        2,290,245
                                   ----------------- --------------- ------------- ----------------- ------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                  5,599,116       5,232,656      2,997,133         6,807,344     2,773,495        1,984,075
                                   ----------------- --------------- ------------- ----------------- ------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               3,189,782       2,421,957      1,180,059         1,562,178     2,790,863        2,533,192
  Net transfers (including fixed
     account)                             464,177         313,792       (155,548)        1,170,813       (13,745)         566,307
  Contract charges                       (205,604)       (191,904)      (150,888)         (128,702)      (73,385)         (39,212)
  Transfers for contract benefits
     and terminations                  (2,146,001)     (1,434,395)    (1,851,911)       (1,106,924)     (673,970)        (248,481)
                                   ----------------- --------------- ------------- ----------------- ------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       1,302,354       1,109,450       (978,288)        1,497,365      2,029,763        2,811,806
                                   ----------------- --------------- ------------- ----------------- ------------- ----------------
     Net increase (decrease)
       in net assets                    6,901,470       6,342,106      2,018,845         8,304,709      4,803,258        4,795,881
NET ASSETS:
  Beginning of year                    36,094,176      29,752,070     27,780,072        19,475,363     10,348,382        5,552,501
                                   ----------------- --------------- ------------- ----------------- ------------- ----------------
  End of year                         $42,995,646     $36,094,176    $29,798,917       $27,780,072    $15,151,640      $10,348,382
                                   ================= =============== ============= ================= ============= ================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

                            MIST                  MIST LEGG MASON                             MIST
OPPENHEIMER CAPITAL APPRECIATION    CLEARBRIDGE AGGRESSIVE GROWTH    MORGAN STANLEY MID CAP GROWTH       MIST PIMCO TOTAL RETURN
                     SUB-ACCOUNT                      SUB-ACCOUNT                      SUB-ACCOUNT                   SUB-ACCOUNT
--------------------------------  -------------------------------  -------------------------------  -----------------------------
        2010             2009            2010             2009           2010              2009             2010           2009
---------------- ---------------  --------------- ---------------  ---------------- --------------  -------------- --------------
  $ (178,335)      $ (225,821)    $   (170,750)      $ (136,597)     $ (54,753)        $ (40,928)    $ 2,431,264    $  3,973,115
    (723,495)        (950,158)        (110,199)        (410,016)        46,074           (73,866)      1,217,564       3,114,406
   2,097,403        6,095,182        2,438,850        2,851,250        984,901         1,236,729       4,326,093       4,791,737
---------------- ---------------  --------------- ---------------  ---------------- --------------  -------------- --------------
   1,195,573        4,919,203        2,157,901        2,304,637        976,222         1,121,935       7,974,921      11,879,258
---------------- ---------------  --------------- ---------------  ---------------- --------------  -------------- --------------
     180,684          171,467          780,641          533,127        754,092           436,466      37,719,299      23,778,684
    (334,172)        (342,734)        (222,280)        (394,033)      (338,061)           72,499      18,017,451      23,240,978
     (78,951)         (84,903)         (54,859)         (50,447)       (15,340)          (10,801)       (792,329)       (396,795)
    (856,335)        (520,852)        (415,201)        (301,653)      (266,719)         (134,531)     (7,443,288)     (3,690,006)
---------------- ---------------  --------------- ---------------  ---------------- --------------  -------------- --------------
  (1,088,774)        (777,022)          88,301         (213,006)       133,972           363,633      47,501,133      42,932,861
---------------- ---------------  --------------- ---------------  ---------------- --------------  -------------- --------------
     106,799        4,142,181        2,246,202        2,091,631      1,110,194         1,485,568      55,476,054      54,812,119
  16,330,725       12,188,544        9,705,295        7,613,664      3,277,371         1,791,803     112,145,924      57,333,805
---------------- ---------------  --------------- ---------------  ---------------- --------------  -------------- --------------
$ 16,437,524     $ 16,330,725     $ 11,951,497      $ 9,705,295    $ 4,387,565       $ 3,277,371    $167,621,978   $ 112,145,924
================ ===============  =============== ===============  ================ ==============  ============== ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                            MIST                            MIST
                                             MIST RCM TECHNOLOGY    T. ROWE PRICE MID CAP GROWTH      MFS RESEARCH INTERNATIONAL
                                                     SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                   -------------------------------- ------------------------------- -------------------------------
                                             2010           2009          2010              2009          2010              2009
                                   ---------------- --------------- ------------- ----------------- ------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $    (141,324)  $    (80,709)   $   (414,673)    $    (276,882)  $    15,190         $ 411,770
  Net realized gains (losses)              20,895       (195,207)        197,886          (398,414)   (1,001,610)       (1,548,914)
  Change in unrealized gains
     (losses) on investments            2,248,451      2,482,211       6,384,930         6,775,480     4,233,321         8,725,408
                                   ---------------- --------------- ------------- ----------------- ------------- -----------------
     Net increase (decrease)
       in net assets resulting
       from operations                  2,128,022      2,206,295       6,168,143         6,100,184     3,246,901         7,588,264
                                   ---------------- --------------- ------------- ----------------- ------------- -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               1,415,652        756,610       4,301,275         2,980,376     2,147,742         2,309,922
  Net transfers (including fixed
     account)                             496,085        523,896        (367,628)          196,806      (951,459)         (639,669)
  Contract charges                        (45,834)       (31,035)       (142,267)         (101,903)     (195,071)         (178,641)
  Transfers for contract benefits
     and terminations                    (478,070)      (135,566)       (955,122)         (521,793)   (1,552,337)       (1,109,918)
                                   ---------------- --------------- ------------- ----------------- ------------- -----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       1,387,833      1,113,905       2,836,258         2,553,486      (551,125)          381,694
                                   ---------------- --------------- ------------- ----------------- ------------- -----------------
     Net increase (decrease)
       in net assets                    3,515,855      3,320,200       9,004,401         8,653,670     2,695,776         7,969,958
NET ASSETS:
  Beginning of year                     6,887,517      3,567,317      21,852,138        13,198,468    33,540,235        25,570,277
                                   ---------------- --------------- ------------- ----------------- ------------- -----------------
  End of year                      $   10,403,372    $ 6,887,517     $30,856,539      $ 21,852,138   $36,236,011      $ 33,540,235
                                   ================ =============== ============= ================= ============= =================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

                                                         MIST                              MIST                              MIST
         MIST LAZARD MID CAP         INVESCO SMALL CAP GROWTH      HARRIS OAKMARK INTERNATIONAL      THIRD AVENUE SMALL CAP VALUE
                 SUB-ACCOUNT                      SUB-ACCOUNT                       SUB-ACCOUNT                       SUB-ACCOUNT
------------------------------- -------------------------------- --------------------------------- ---------------------------------
       2010            2009            2010             2009            2010              2009            2010              2009
--------------- --------------- --------------- ---------------- --------------- ----------------- --------------- -----------------
   $ (98,432)      $ (49,880)     $ (262,538)      $ (193,839)       $ 96,913       $ 1,844,528      $ (133,291)       $ (113,141)
    (274,814)       (414,571)         (3,272)        (423,147)       (641,109)       (1,922,590)       (217,598)         (429,245)
   2,716,854       3,342,048       3,923,555        3,969,194       6,350,914        12,938,433       5,216,525         5,696,293
--------------- --------------- --------------- ---------------- --------------- ----------------- --------------- -----------------
   2,343,608       2,877,597       3,657,745        3,352,208       5,806,718        12,860,371       4,865,636         5,153,907
--------------- --------------- --------------- ---------------- --------------- ----------------- --------------- -----------------
   1,335,328       1,176,781       1,927,264        1,680,575       5,554,568         2,822,275       1,897,092         1,908,856
    (562,657)        122,840        (608,705)         275,958         508,240        (1,397,276)        (45,633)          334,789
     (72,285)        (55,694)        (87,563)         (67,193)       (232,882)         (193,911)       (159,137)         (139,234)
    (829,148)       (370,325)       (758,333)        (499,105)     (1,851,224)       (1,053,201)     (1,120,131)         (817,998)
--------------- --------------- --------------- ---------------- --------------- ----------------- --------------- -----------------
    (128,762)        873,602         472,663        1,390,235       3,978,702           177,887         572,191         1,286,413
--------------- --------------- --------------- ---------------- --------------- ----------------- --------------- -----------------
   2,214,846       3,751,199       4,130,408        4,742,443       9,785,420        13,038,258       5,437,827         6,440,320
  11,320,035       7,568,836      14,686,241        9,943,798      37,601,098        24,562,840      26,330,272        19,889,952
--------------- --------------- --------------- ---------------- --------------- ----------------- --------------- -----------------
$ 13,534,881    $ 11,320,035    $ 18,816,649     $ 14,686,241    $ 47,386,518      $ 37,601,098    $ 31,768,099      $ 26,330,272
=============== =============== =============== ================ =============== ================= =============== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                             MIST
                                   PIMCO INFLATION PROTECTED BOND    MIST CLARION GLOBAL REAL ESTATE    MIST TURNER MID CAP GROWTH
                                                      SUB-ACCOUNT                        SUB-ACCOUNT                   SUB-ACCOUNT
                                   --------------------------------- ------------------------------- -----------------------------
                                             2010            2009          2010              2009         2010             2009
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $   462,712      $  800,473    $   933,739       $   170,113    $ (121,908)     $   (90,897)
  Net realized gains (losses)           2,122,940         (63,319)      (404,261)         (620,215)        3,045         (236,928)
  Change in unrealized gains
     (losses) on investments            1,456,527       6,158,473      1,499,780         4,202,910     1,902,753        2,446,221
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                  4,042,179       6,895,627      2,029,258         3,752,808     1,783,890        2,118,396
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              14,367,776      12,762,671      1,276,097           989,160       676,645          676,575
  Net transfers (including fixed
     account)                           3,948,707      12,416,877        191,401           294,126      (249,138)         (43,474)
  Contract charges                       (427,683)       (255,415)       (85,499)          (69,197)      (43,840)         (35,474)
  Transfers for contract benefits
     and terminations                  (4,062,496)     (2,301,496)      (778,461)         (460,060)     (276,961)        (235,712)
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      13,826,304      22,622,637        603,538           754,029       106,706          361,915
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
     Net increase (decrease)
       in net assets                   17,868,483      29,518,264      2,632,796         4,506,837     1,890,596        2,480,311
NET ASSETS:
  Beginning of year                    64,059,527      34,541,263     13,901,360         9,394,523     7,034,112        4,553,801
                                   ----------------- --------------- ------------- ----------------- ------------ ----------------
  End of year                      $   81,928,010    $ 64,059,527    $16,534,156    $   13,901,360    $8,924,708      $ 7,034,112
                                   ================= =============== ============= ================= ============ ================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

         MIST GOLDMAN SACHS
              MID CAP VALUE MIST METLIFE DEFENSIVE STRATEGY    MIST METLIFE MODERATE STRATEGY    MIST METLIFE BALANCED STRATEGY
                SUB-ACCOUNT                     SUB-ACCOUNT                       SUB-ACCOUNT                       SUB-ACCOUNT
--------------------------- ---------------------------------- --------------------------------- -------------------------------
        2010          2009           2010              2009             2010             2009             2010             2009
------------- ------------- ---------------- ----------------- ---------------- ---------------- ---------------- --------------
   $ (95,436)    $ (50,828)   $ 2,104,525       $ 1,177,552      $ 1,664,637      $ 2,235,207      $ 1,516,393     $ (4,370,559)
    (369,605)     (852,450)       782,291           942,367         (201,692)         180,453         (778,708)      (6,157,627)
   3,382,831     4,127,511      9,775,933        17,746,419       20,618,631       28,537,552       45,356,797       74,988,316
------------- ------------- ---------------- ----------------- ---------------- ---------------- ---------------- --------------
   2,917,790     3,224,233     12,662,749        19,866,338       22,081,576       30,953,212       46,094,482       64,460,130
------------- ------------- ---------------- ----------------- ---------------- ---------------- ---------------- --------------
     947,767        23,201     20,424,952        13,872,433       42,544,348       30,700,242       80,472,902       44,419,730
    (448,345)     (485,293)     9,135,855        24,492,230       26,116,281        3,737,979       33,691,213       11,332,007
     (80,331)      (79,011)      (784,963)         (470,204)      (1,189,391)        (763,966)      (2,257,190)      (1,618,437)
    (691,205)     (505,506)    (5,816,695)       (3,909,888)      (8,136,264)      (6,264,184)     (18,628,949)     (11,490,958)
------------- ------------- ---------------- ----------------- ---------------- ---------------- ---------------- --------------
    (272,114)   (1,046,609)    22,959,149        33,984,571       59,334,974       27,410,071       93,277,976       42,642,342
------------- ------------- ---------------- ----------------- ---------------- ---------------- ---------------- --------------
   2,645,676     2,177,624     35,621,898        53,850,909       81,416,550       58,363,283      139,372,458      107,102,472
  13,629,048    11,451,424    124,069,529        70,218,620      174,021,399      115,658,116      330,982,677      223,880,205
------------- ------------- ---------------- ----------------- ---------------- ---------------- ---------------- --------------
$ 16,274,724  $ 13,629,048  $ 159,691,427     $ 124,069,529    $ 255,437,949    $ 174,021,399    $ 470,355,135    $ 330,982,677
============= ============= ================ ================= ================ ================ ================ ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                   MIST METLIFE GROWTH STRATEGY     MIST METLIFE AGGRESSIVE STRATEGY          MIST SSGA GROWTH ETF
                                                     SUB-ACCOUNT                         SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------ ---------------------------------- -----------------------------
                                          2010              2009          2010              2009          2010            2009
                                   ------------- ---------------- -------------- ------------------- ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)     $    139,470   $  (4,999,894)   $  (308,057)    $    (814,152)     $    (2,209)  $     (58,013)
  Net realized gains (losses)        (5,317,978)     (6,734,456)      (857,995)       (2,739,284)         460,115          60,290
  Change in unrealized gains
     (losses) on investments         51,929,614      91,215,493     10,668,561        17,277,304        1,664,857       2,338,991
                                   ------------- ---------------- -------------- ------------------- ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations               46,751,106      79,481,143      9,502,509        13,723,868        2,122,763       2,341,268
                                   ------------- ---------------- -------------- ------------------- ------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners            11,970,766      29,801,454      7,486,276         3,241,909        6,067,832       7,498,626
  Net transfers (including fixed
     account)                        (6,454,361)       (119,738)     1,474,190         1,159,546         (262,327)      4,263,668
  Contract charges                   (2,354,799)     (2,064,145)      (417,948)         (381,257)        (146,845)        (10,341)
  Transfers for contract benefits
     and terminations               (16,274,312)    (11,974,825)    (1,739,701)       (1,857,440)        (140,983)        (34,829)
                                   ------------- ---------------- -------------- ------------------- ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (13,112,706)     15,642,746      6,802,817         2,162,758        5,517,677      11,717,124
                                   ------------- ---------------- -------------- ------------------- ------------- ---------------
     Net increase (decrease)
       in net assets                 33,638,400      95,123,889     16,305,326        15,886,626        7,640,440      14,058,392
NET ASSETS:
  Beginning of year                 358,063,533     262,939,644     60,222,405        44,335,779       15,521,593       1,463,201
                                   ------------- ---------------- -------------- ------------------- ------------- ---------------
  End of year                      $391,701,933  $  358,063,533    $76,527,731    $   60,222,405      $23,162,033    $ 15,521,593
                                   ============= ================ ============== =================== ============= ===============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

                          MIST                                                                                              MIST
    SSGA GROWTH AND INCOME ETF        MIST VAN KAMPEN COMSTOCK    MIST LEGG MASON VALUE EQUITY       MFS EMERGING MARKETS EQUITY
                   SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                       SUB-ACCOUNT
--------------------------------- ------------------------------- ------------------------------- ---------------------------------
      2010              2009            2010            2009           2010             2009            2010              2009
--------------- ----------------- --------------- --------------- -------------- ---------------- --------------- -----------------
  $ (175,374)        $ (54,328)      $ (21,129)       $ 53,991       $ 32,601         $ (7,907)     $ (182,018)         $ (2,514)
      29,722            50,457        (213,403)       (538,688)      (335,645)        (311,640)        (11,629)         (877,241)
   5,025,814         2,192,199       2,338,848       3,701,638        824,682        2,336,483       6,322,596         9,337,068
--------------- ----------------- --------------- --------------- -------------- ---------------- --------------- -----------------
   4,880,162         2,188,328       2,104,316       3,216,941        521,638        2,016,936       6,128,949         8,457,313
--------------- ----------------- --------------- --------------- -------------- ---------------- --------------- -----------------
  23,114,630        12,271,149       1,511,651       1,484,250      1,623,518        1,125,053       5,967,903         3,528,953
  11,672,847         5,111,539        (464,929)      2,270,676         92,660          170,112       2,940,442           555,232
    (191,596)          (17,130)        (87,381)        (68,454)       (43,997)         (34,704)       (162,943)         (104,178)
    (808,220)          (64,171)       (902,794)       (473,541)      (557,823)        (201,652)     (1,726,869)         (475,450)
--------------- ----------------- --------------- --------------- -------------- ---------------- --------------- -----------------
  33,787,661        17,301,387          56,547       3,212,931      1,114,358        1,058,809       7,018,533         3,504,557
--------------- ----------------- --------------- --------------- -------------- ---------------- --------------- -----------------
  38,667,823        19,489,715       2,160,863       6,429,872      1,635,996        3,075,745      13,147,482        11,961,870
  20,705,361         1,215,646      16,123,540       9,693,668      7,796,030        4,720,285      23,907,903        11,946,033
--------------- ----------------- --------------- --------------- -------------- ---------------- --------------- -----------------
$ 59,373,184      $ 20,705,361    $ 18,284,403    $ 16,123,540    $ 9,432,026      $ 7,796,030    $ 37,055,385      $ 23,907,903
=============== ================= =============== =============== ============== ================ =============== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        MIST LOOMIS SAYLES GLOBAL
                                                          MARKETS      MIST BLACKROCK HIGH YIELD            MIST JANUS FORTY
                                                      SUB-ACCOUNT                    SUB-ACCOUNT                 SUB-ACCOUNT
                                   --------------------------------- ------------------------------ ---------------------------
                                             2010            2009          2010             2009         2010           2009
                                   ----------------- --------------- ------------- ---------------- ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $   194,847    $     31,543    $   453,193      $   106,982   $   (8,654)     $ (54,037)
  Net realized gains (losses)            (152,727)       (297,447)       333,866           62,326       42,100        (90,917)
  Change in unrealized gains
     (losses) on investments            2,364,577       3,211,313        565,723        1,525,370      463,266      1,206,006
                                   ----------------- --------------- ------------- ---------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from operations                  2,406,697       2,945,409      1,352,782        1,694,678      496,712      1,061,052
                                   ----------------- --------------- ------------- ---------------- ------------ --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               1,610,628         934,500      3,172,050        2,689,593    1,586,381        318,919
  Net transfers (including fixed
     account)                             348,050         612,034      1,752,644        2,310,321    1,061,781        236,640
  Contract charges                        (75,721)        (60,225)       (64,532)         (19,327)     (22,041)       (14,402)
  Transfers for contract benefits
     and terminations                    (502,405)       (275,156)      (497,618)        (183,233)    (258,015)       (41,104)
                                   ----------------- --------------- ------------- ---------------- ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       1,380,552       1,211,153      4,362,544        4,797,354    2,368,106        500,053
                                   ----------------- --------------- ------------- ---------------- ------------ --------------
     Net increase (decrease)
       in net assets                    3,787,249       4,156,562      5,715,326        6,492,032    2,864,818      1,561,105
NET ASSETS:
  Beginning of year                    11,527,695       7,371,133      7,998,274        1,506,242    3,870,933      2,309,828
                                   ----------------- --------------- ------------- ---------------- ------------ --------------
  End of year                      $   15,314,944    $ 11,527,695    $13,713,600   $    7,998,274   $6,735,751    $ 3,870,933
                                   ================= =============== ============= ================ ============ ==============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

           MIST PIONEER FUND     MIST PIONEER STRATEGIC INCOME     MIST DREMAN SMALL CAP VALUE    MIST BLACKROCK LARGE CAP CORE
                 SUB-ACCOUNT                       SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT
------------------------------- -------------------------------- ------------------------------- --------------------------------
       2010             2009            2010             2009           2010             2009           2010              2009
-------------- ---------------- --------------- ---------------- -------------- ---------------- -------------- -----------------
  $ (29,742)        $ (2,280)      $ 614,985        $ 393,027      $ (34,369)       $ (26,915)      $ (4,775)         $ (2,926)
     45,830          (17,145)         85,306          (58,105)        28,576          (91,014)       (13,781)           (7,152)
    803,633          535,508       1,270,909        2,718,436        646,909          998,311        114,278           127,458
-------------- ---------------- --------------- ---------------- -------------- ---------------- -------------- -----------------
    819,721          516,083       1,971,200        3,053,358        641,116          880,382         95,722           117,380
-------------- ---------------- --------------- ---------------- -------------- ---------------- -------------- -----------------
  2,158,567          984,224       7,579,587        3,356,168        132,739          284,268        243,900            92,696
    738,197          913,602       5,660,110          733,949       (223,048)         (53,864)        93,921           130,110
    (17,848)          (4,706)        (68,845)         (41,467)       (22,902)         (20,125)        (5,660)           (3,849)
   (137,339)         (50,837)     (1,094,982)        (561,167)      (345,196)         (91,015)       (53,952)          (12,002)
-------------- ---------------- --------------- ---------------- -------------- ---------------- -------------- -----------------
  2,741,577        1,842,283      12,075,870        3,487,483       (458,407)         119,264        278,209           206,955
-------------- ---------------- --------------- ---------------- -------------- ---------------- -------------- -----------------
  3,561,298        2,358,366      14,047,070        6,540,841        182,709          999,646        373,931           324,335
  3,241,581          883,215      15,342,606        8,801,765      3,969,634        2,969,988        778,555           454,220
-------------- ---------------- --------------- ---------------- -------------- ---------------- -------------- -----------------
$ 6,802,879      $ 3,241,581    $ 29,389,676     $ 15,342,606    $ 4,152,343      $ 3,969,634    $ 1,152,486         $ 778,555
============== ================ =============== ================ ============== ================ ============== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                             MIST AMERICAN FUNDS
                                   MIST RAINIER LARGE CAP EQUITY             BALANCED ALLOCATION      MIST AMERICAN FUNDS BOND
                                                     SUB-ACCOUNT                     SUB-ACCOUNT                   SUB-ACCOUNT
                                   -------------------------------- ------------------------------- -----------------------------
                                            2010            2009          2010              2009          2010            2009
                                   ---------------- --------------- ------------- ----------------- ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $   (45,130)    $   (27,090)   $   (655,392)    $    (888,428) $     (4,704)     $ (123,928)
  Net realized gains (losses)            (35,823)       (129,103)        255,900           600,615       387,589          40,997
  Change in unrealized gains
     (losses) on investments             553,748         798,559      13,560,100        15,614,928       262,632         805,332
                                   ---------------- --------------- ------------- ----------------- ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations                   472,795         642,366      13,160,608        15,327,115       645,517         722,401
                                   ---------------- --------------- ------------- ----------------- ------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                719,449         484,370      43,535,047        34,599,054     7,596,412       5,419,890
  Net transfers (including fixed
     account)                         (1,558,528)         15,121      15,363,375        10,196,097    (1,887,536)      4,569,866
  Contract charges                       (18,811)        (18,168)       (697,653)         (223,025)     (105,083)        (27,484)
  Transfers for contract benefits
     and terminations                    (38,381)        (18,865)     (3,221,572)       (1,062,479)     (507,607)       (201,440)
                                   ---------------- --------------- ------------- ----------------- ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       (896,271)        462,458      54,979,197        43,509,647     5,096,186       9,760,832
                                   ---------------- --------------- ------------- ----------------- ------------- ---------------
     Net increase (decrease)
       in net assets                    (423,476)      1,104,824      68,139,805        58,836,762     5,741,703      10,483,233
NET ASSETS:
  Beginning of year                    3,476,821       2,371,997      83,155,064        24,318,302    13,102,454       2,619,221
                                   ---------------- --------------- ------------- ----------------- ------------- ---------------
  End of year                        $ 3,053,345     $ 3,476,821    $151,294,869    $   83,155,064  $ 18,844,157    $ 13,102,454
                                   ================ =============== ============= ================= ============= ===============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

                                  MIST AMERICAN FUNDS GROWTH             MIST AMERICAN FUNDS      MIST AMERICAN FUNDS MODERATE
  MIST AMERICAN FUNDS GROWTH                      ALLOCATION                   INTERNATIONAL                        ALLOCATION
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                       SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- ---------------------------------
        2010            2009            2010            2009            2010            2009            2010              2009
--------------- --------------- --------------- --------------- --------------- --------------- --------------- -----------------
  $ (359,832)     $ (183,960)     $ (553,699)     $ (813,860)     $ (118,614)     $ (105,979)     $ (172,000)       $ (510,180)
     184,619          24,435       1,231,613         472,316         118,387          46,635         190,440            96,901
   4,855,583       4,043,558       7,824,265      16,527,787       1,129,211       2,433,344       6,235,756         7,159,069
--------------- --------------- --------------- --------------- --------------- --------------- --------------- -----------------
   4,680,370       3,884,033       8,502,179      16,186,243       1,128,984       2,374,000       6,254,196         6,745,790
--------------- --------------- --------------- --------------- --------------- --------------- --------------- -----------------
   9,730,638       6,977,022       8,867,252      23,608,500       4,743,875       4,176,573      28,578,842        21,552,846
   6,776,526       2,336,052         996,643       4,931,316       1,923,380         514,980      10,757,568        12,076,817
    (137,593)        (44,043)       (506,887)       (226,430)        (73,623)        (27,875)       (460,910)         (109,695)
    (583,616)       (245,786)     (2,132,143)     (1,101,241)       (283,220)        (79,317)     (1,517,761)         (420,306)
--------------- --------------- --------------- --------------- --------------- --------------- --------------- -----------------
  15,785,955       9,023,245       7,224,865      27,212,145       6,310,412       4,584,361      37,357,739        33,099,662
--------------- --------------- --------------- --------------- --------------- --------------- --------------- -----------------
  20,466,325      12,907,278      15,727,044      43,398,388       7,439,396       6,958,361      43,611,935        39,845,452
  17,832,066       4,924,788      67,700,167      24,301,779      10,150,631       3,192,270      52,072,400        12,226,948
--------------- --------------- --------------- --------------- --------------- --------------- --------------- -----------------
$ 38,298,391    $ 17,832,066    $ 83,427,211    $ 67,700,167    $ 17,590,027    $ 10,150,631    $ 95,684,335      $ 52,072,400
=============== =============== =============== =============== =============== =============== =============== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                        MIST    MIST MET/FRANKLIN TEMPLETON
                                    MIST MET/TEMPLETON GROWTH     MET/FRANKLIN MUTUAL SHARES              FOUNDING STRATEGY
                                                  SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ---------------- ------------ ------------------------------ ------------------------------
                                            2010         2009          2010             2009          2010             2009
                                   ---------------- ------------ ------------- ---------------- ------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $    (12,599)    $    (597)   $  (124,706)    $    (43,435)  $  (461,397)      $ (269,849)
  Net realized gains (losses)                937         2,253        150,871           18,561       340,644          251,834
  Change in unrealized gains
     (losses) on investments              91,147        28,968        877,187          910,547     2,876,073        5,200,339
                                   ---------------- ------------ ------------- ---------------- ------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                    79,485        30,624        903,352          885,673     2,755,320        5,182,324
                                   ---------------- ------------ ------------- ---------------- ------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                174,062        79,131      3,348,053        2,861,097     7,138,033        9,087,871
  Net transfers (including fixed
     account)                          1,219,031            90      1,515,103        1,308,583     2,120,679        3,343,257
  Contract charges                        (5,140)          (80)       (51,875)         (10,331)     (191,068)         (72,765)
  Transfers for contract benefits
     and terminations                    (22,316)         (313)      (255,866)         (54,052)     (758,740)        (419,074)
                                   ---------------- ------------ ------------- ---------------- ------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      1,365,637        78,828      4,555,415        4,105,297     8,308,904       11,939,289
                                   ---------------- ------------ ------------- ---------------- ------------- ----------------
     Net increase (decrease)
       in net assets                   1,445,122       109,452      5,458,767        4,990,970    11,064,224       17,121,613
NET ASSETS:
  Beginning of year                      124,704        15,252      5,792,038          801,068    24,813,206        7,691,593
                                   ---------------- ------------ ------------- ---------------- ------------- ----------------
  End of year                        $ 1,569,826    $  124,704   $ 11,250,805    $   5,792,038   $35,877,430     $ 24,813,206
                                   ================ ============ ============= ================ ============= ================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

                                               MIST
                             MIST    MET/EATON VANCE
 MET/TEMPLETON INTERNATIONAL BOND      FLOATING RATE    RUSSELL MULTI-STYLE EQUITY    RUSSELL AGGRESSIVE EQUITY
                      SUB-ACCOUNT        SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
----------------------------------- ------------------ ----------------------------- ----------------------------
       2010              2009 (a)           2010 (b)       2010              2009       2010              2009
-------------- -------------------- ------------------ ----------- ----------------- ---------- -----------------
  $ (10,566)            $ (1,158)          $ (4,234)     $ (151)            $ (28)     $ (42)            $ (40)
     (9,812)                 602              1,724       1,695              (156)      (164)              (87)
    124,689                9,138             24,002       4,514            10,708      1,445             1,504
-------------- -------------------- ------------------ ----------- ----------------- ---------- -----------------
    104,311                8,582             21,492       6,058            10,524      1,239             1,377
-------------- -------------------- ------------------ ----------- ----------------- ---------- -----------------
  1,286,176              178,543            536,779          --                --         --                --
  1,778,372              146,351            406,927        (106)              724       (159)              187
     (6,680)                 (94)              (398)        (11)              (27)        (1)               (3)
    (20,953)                (411)            (4,980)    (17,217)               12     (2,199)               (5)
-------------- -------------------- ------------------ ----------- ----------------- ---------- -----------------
  3,036,915              324,389            938,328     (17,334)              709     (2,359)              179
-------------- -------------------- ------------------ ----------- ----------------- ---------- -----------------
  3,141,226              332,971            959,820     (11,276)           11,233     (1,120)            1,556
    332,971                   --                 --      46,249            35,016      6,045             4,489
-------------- -------------------- ------------------ ----------- ----------------- ---------- -----------------
$ 3,474,197            $ 332,971          $ 959,820    $ 34,973          $ 46,249    $ 4,925           $ 6,045
============== ==================== ================== =========== ================= ========== =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                           RUSSELL NON-U.S        RUSSELL CORE BOND    RUSSELL REAL ESTATE SECURITIES
                                               SUB-ACCOUNT              SUB-ACCOUNT                       SUB-ACCOUNT
                                   -------------------------- ------------------------ ------------------------------
                                          2010        2009       2010          2009      2010                 2009
                                   -------------- ----------- ---------- ------------- --------- --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $    (49)   $    317    $ 1,374     $   1,979   $    70                $ 248
  Net realized gains (losses)             (370)       (219)     1,916           603       154                 (120)
  Change in unrealized gains
     (losses) on investments             2,596       4,977      1,380         5,280     1,671                2,027
                                   -------------- ----------- ---------- ------------- --------- --------------------
     Net increase (decrease)
       in net assets resulting
       from operations                   2,177       5,075      4,670         7,862     1,895                2,155
                                   -------------- ----------- ---------- ------------- --------- --------------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                   --          --         --            --        --                   --
  Net transfers (including fixed
     account)                               94        (688)       626          (493)     (455)                 270
  Contract charges                          (5)        (15)       (11)          (40)       (2)                  (5)
  Transfers for contract benefits
     and terminations                   (8,027)         (7)   (17,971)           (8)   (2,782)                  (9)
                                   -------------- ----------- ---------- ------------- --------- --------------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       (7,938)       (710)   (17,356)         (541)   (3,239)                 256
                                   -------------- ----------- ---------- ------------- --------- --------------------
     Net increase (decrease)
       in net assets                    (5,761)      4,365    (12,686)        7,321    (1,344)               2,411
NET ASSETS:
  Beginning of year                     24,909      20,544     63,990        56,669     9,768                7,357
                                   -------------- ----------- ---------- ------------- --------- --------------------
  End of year                         $ 19,148    $ 24,909    $51,304    $   63,990    $8,424              $ 9,768
                                   ============== =========== ========== ============= ========= ====================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

INVESCO V.I. INTERNATIONAL GROWTH  INVESCO V.I. GLOBAL REAL ESTATE INVESCO V.I. U.S. MID CAP VALUE  INVESCO V.I. GROWTH AND INCOME
                      SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
---------------------------------- ------------------------------- ------------------------------- -------------------------------
       2010                  2009       2010                 2009       2010                 2009         2010               2009
--------------------- ----------- ---------------- --------------- ------------ ------------------ -------------- ---------------
   $ 26,605               $ 7,169   $ 13,680             $ (1,745)  $ (2,788)              $ (495)   $ (70,635)          $ 65,456
     (1,672)              (17,369)     3,334               (1,320)       661               (1,799)         924            (57,109)
    448,863               489,601     34,080               51,627    107,230               80,926      743,693            725,353
--------------------- ----------- ---------------- --------------- ------------ ------------------ -------------- ---------------
    473,796               479,401     51,094               48,562    105,103               78,632      673,982            733,700
--------------------- ----------- ---------------- --------------- ------------ ------------------ -------------- ---------------
  1,638,102               702,067    128,724               51,187    257,917              136,369    2,110,764          1,062,440
    558,890               260,819     82,814               15,014     50,038                8,044      680,131            462,575
    (11,166)               (4,834)    (1,011)                (215)    (1,790)                (488)     (16,097)            (7,430)
    (97,281)              (28,166)    (1,766)              (1,454)    (3,510)              (2,671)    (192,413)          (126,146)
--------------------- ----------- ---------------- --------------- ------------ ------------------ -------------- ---------------
  2,088,545               929,886    208,761               64,532    302,655              141,254    2,582,385          1,391,439
--------------------- ----------- ---------------- --------------- ------------ ------------------ -------------- ---------------
  2,562,341             1,409,287    259,855              113,094    407,758              219,886    3,256,367          2,125,139
  2,317,472               908,185    206,250               93,156    337,681              117,795    4,204,463          2,079,324
--------------------- ----------- ---------------- --------------- ------------ ------------------ -------------- ---------------
$ 4,879,813           $ 2,317,472  $ 466,105            $ 206,250  $ 745,439            $ 337,681  $ 7,460,830        $ 4,204,463
===================== =========== ================ =============== ============ ================== ============== ===============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                                 PUTNAM VT
                                              INVESCO VAN KAMPEN                                 MULTI-CAP
                                          V.I. EQUITY AND INCOME    PUTNAM VT EQUITY INCOME         GROWTH
                                                     SUB-ACCOUNT                SUB-ACCOUNT    SUB-ACCOUNT
                                   -------------------------------- -------------- ----------- --------------
                                             2010           2009           2010        2009        2010 (c)
                                   ----------------- -------------- -------------- ----------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ 32,703    $    63,524    $       126    $     15       $   (587)
  Net realized gains (losses)                 681       (233,970)        (1,900)    (28,222)           624
  Change in unrealized gains
     (losses) on investments              852,123      1,129,791          4,371      30,666         19,008
                                   ----------------- -------------- -------------- ----------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                    885,507        959,345          2,597       2,459         19,045
                                   ----------------- -------------- -------------- ----------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               2,879,511      1,309,187             --          --             --
  Net transfers (including fixed
     account)                             570,374         42,606             --     (48,198)       141,769
  Contract charges                        (17,326)        (7,861)            (3)         (3)            (2)
  Transfers for contract benefits
     and terminations                    (298,843)      (204,174)       (20,540)        (17)           (41)
                                   ----------------- -------------- -------------- ----------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       3,133,716      1,139,758        (20,543)    (48,218)       141,726
                                   ----------------- -------------- -------------- ----------- --------------
     Net increase (decrease)
       in net assets                    4,019,223      2,099,103        (17,946)    (45,759)       160,771
NET ASSETS:
  Beginning of year                     6,338,641      4,239,538         35,119      80,878             --
                                   ----------------- -------------- -------------- ----------- --------------
  End of year                        $ 10,357,864    $ 6,338,641    $    17,173    $ 35,119      $ 160,771
                                   ================= ============== ============== =========== ==============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

      FTVIPT TEMPLETON FOREIGN       FTVIPT TEMPLETON GROWTH    FTVIPT TEMPLETON GLOBAL BOND
                    SECURITIES                    SECURITIES                      SECURITIES     FTVIPT MUTUAL SHARES SECURITIES
                   SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT                         SUB-ACCOUNT
--------------------------------- ----------------------------- ------------------------------- ----------------------------------
        2010              2009           2010           2009           2010             2009          2010                2009
--------------- ----------------- -------------- -------------- -------------- ---------------- -------------- -------------------
    $ 23,091         $ 178,658       $ (2,224)      $ 15,579        $ 1,167        $ 159,865        $ 3,284             $ 9,790
    (465,510)          (82,264)       (22,778)       (48,091)        29,643            1,846        (27,759)            (62,330)
   1,409,904         4,115,314        106,447        326,876        324,225           44,111        286,641             507,993
--------------- ----------------- -------------- -------------- -------------- ---------------- -------------- -------------------
     967,485         4,211,708         81,445        294,364        355,035          205,822        262,166             455,453
--------------- ----------------- -------------- -------------- -------------- ---------------- -------------- -------------------
     461,721         1,356,023         57,370        226,762      2,305,400        1,078,125        517,393             234,598
      34,904          (110,802)        48,523         81,258        232,897           86,330         84,768             254,849
     (94,962)          (85,299)        (2,121)        (1,126)        (9,976)          (3,219)        (6,658)             (4,345)
  (1,346,897)         (490,838)       (47,786)       (30,090)      (193,096)         (19,595)      (154,108)            (95,251)
--------------- ----------------- -------------- -------------- -------------- ---------------- -------------- -------------------
    (945,234)          669,084         55,986        276,804      2,335,225        1,141,641        441,395             389,851
--------------- ----------------- -------------- -------------- -------------- ---------------- -------------- -------------------
      22,251         4,880,792        137,431        571,168      2,690,260        1,347,463        703,561             845,304
  16,165,177        11,284,385      1,368,696        797,528      1,960,715          613,252      2,461,513           1,616,209
--------------- ----------------- -------------- -------------- -------------- ---------------- -------------- -------------------
$ 16,187,428      $ 16,165,177    $ 1,506,127    $ 1,368,696    $ 4,650,975      $ 1,960,715    $ 3,165,074         $ 2,461,513
=============== ================= ============== ============== ============== ================ ============== ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                           FTVIPT FRANKLIN INCOME               FTVIPT FRANKLIN
                                                       SECURITIES    SMALL CAP VALUE SECURITIES    FIDELITY VIP EQUITY-INCOME
                                                      SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   --------------------------------- ----------------------------- -----------------------------
                                             2010            2009       2010               2009        2010         2009
                                   ----------------- --------------- ---------- ------------------ --------- -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 1,019,191    $  1,035,294    $ (3,277)             $ 813     $ 150               $ 457
  Net realized gains (losses)            (246,509)       (553,492)      2,052              8,861      (369)               (494)
  Change in unrealized gains
     (losses) on investments            1,331,798       4,244,252     148,946             60,690     7,877              10,853
                                   ----------------- --------------- ---------- ------------------ --------- -------------------
     Net increase (decrease)
       in net assets resulting
       from operations                  2,104,480       4,726,054     147,721             70,364     7,658              10,816
                                   ----------------- --------------- ---------- ------------------ --------- -------------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               1,639,580         932,082     252,391            110,046        --                  --
  Net transfers (including fixed
     account)                              48,890         505,636      94,307             43,833       244              14,229
  Contract charges                        (97,845)        (87,813)     (1,455)              (541)     (403)               (272)
  Transfers for contract benefits
     and terminations                  (1,589,084)       (533,219)     (2,050)            (1,545)       (9)                (13)
                                   ----------------- --------------- ---------- ------------------ --------- -------------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions           1,541         816,686     343,193            151,793      (168)             13,944
                                   ----------------- --------------- ---------- ------------------ --------- -------------------
     Net increase (decrease)
       in net assets                    2,106,021       5,542,740     490,914            222,157     7,490              24,760
NET ASSETS:
  Beginning of year                    19,547,644      14,004,904     354,941            132,784    57,560              32,800
                                   ----------------- --------------- ---------- ------------------ --------- -------------------
  End of year                        $ 21,653,665    $ 19,547,644    $845,855          $ 354,941   $65,050            $ 57,560
                                   ================= =============== ========== ================== ========= ===================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

        FIDELITY VIP MID CAP         FIDELITY VIP CONTRAFUND         MSF METLIFE STOCK INDEX    MSF ARTIO INTERNATIONAL STOCK
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- --------------------------------
       2010             2009            2010            2009            2010            2009      2010                2009
-------------- ---------------- --------------- --------------- --------------- --------------- ------------ -------------------
  $ (63,271)       $ (20,394)      $ (75,910)      $ (34,398)      $ (60,182)       $ 81,066       $  (440)           $ (3,071)
     33,971          (45,060)       (524,352)       (708,601)       (179,977)       (518,026)      (10,415)            (41,064)
  1,349,277          824,560       2,746,631       4,192,395       3,658,419       5,352,019        28,754              95,916
-------------- ---------------- --------------- --------------- --------------- --------------- ------------ -------------------
  1,319,977          759,106       2,146,369       3,449,396       3,418,260       4,915,059        17,899              51,781
-------------- ---------------- --------------- --------------- --------------- --------------- ------------ -------------------
  2,040,746          975,776       1,402,473         716,886       2,066,484       2,406,725           120                 318
    576,043          326,283         (27,731)        160,741       1,925,111       2,000,920        17,675               6,985
    (12,725)          (4,197)        (81,974)        (76,136)       (145,816)       (112,913)       (1,072)             (1,006)
   (176,179)        (117,776)     (1,022,642)       (308,267)     (1,172,201)       (588,899)      (18,885)            (24,291)
-------------- ---------------- --------------- --------------- --------------- --------------- ------------ -------------------
  2,427,885        1,180,086         270,126         493,224       2,673,578       3,705,833        (2,162)            (17,994)
-------------- ---------------- --------------- --------------- --------------- --------------- ------------ -------------------
  3,747,862        1,939,192       2,416,495       3,942,620       6,091,838       8,620,892        15,737              33,787
  3,482,249        1,543,057      14,051,178      10,108,558      24,638,965      16,018,073       320,400             286,613
-------------- ---------------- --------------- --------------- --------------- --------------- ------------ -------------------
$ 7,230,111      $ 3,482,249    $ 16,467,673    $ 14,051,178    $ 30,730,803    $ 24,638,965    $  336,137           $ 320,400
============== ================ =============== =============== =============== =============== ============ ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                      MSF BLACKROCK BOND INCOME      MSF BLACKROCK MONEY MARKET       MSF DAVIS VENTURE VALUE
                                                    SUB-ACCOUNT                     SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------- ------------------------------- -----------------------------
                                            2010           2009          2010              2009         2010            2009
                                   ---------------- -------------- ------------- ----------------- ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 163,088      $   275,769    $(1,257,730)    $    (969,985)  $  (443,245)       $ (124,999)
  Net realized gains (losses)             20,210        (26,472)            --                --        (6,679)         (901,701)
  Change in unrealized gains
     (losses) on investments             288,592        174,736             85                --     6,374,708        13,721,566
                                   ---------------- -------------- ------------- ----------------- ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations                   471,890        424,033     (1,257,645)         (969,985)    5,924,784        12,694,866
                                   ---------------- -------------- ------------- ----------------- ------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                911,130      1,001,108     23,709,257        19,973,046     5,314,613         5,114,086
  Net transfers (including fixed
     account)                            737,417        826,363     (1,029,996)          780,151     1,181,181            48,957
  Contract charges                       (42,001)       (29,137)      (544,085)         (362,907)     (331,052)         (275,336)
  Transfers for contract benefits
     and terminations                   (757,215)      (235,258)    (9,633,917)       (8,095,167)   (2,802,020)       (1,763,683)
                                   ---------------- -------------- ------------- ----------------- ------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions        849,331      1,563,076     12,501,259        12,295,123     3,362,722         3,124,024
                                   ---------------- -------------- ------------- ----------------- ------------- ---------------
     Net increase(decrease)
       in net assets                   1,321,221      1,987,109     11,243,614        11,325,138     9,287,506        15,818,890
NET ASSETS:
  Beginning of year                    7,064,751      5,077,642     69,056,639        57,731,501    55,229,784        39,410,894
                                   ---------------- -------------- ------------- ----------------- ------------- ---------------
  End of year                        $ 8,385,972    $ 7,064,751    $80,300,253      $ 69,056,639   $64,517,290    $   55,229,784
                                   ================ ============== ============= ================= ============= ===============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

                                                                                                 MSF WESTERN ASSET MANAGEMENT
MSF MET/ARTISAN MID CAP VALUE             MSF JENNISON GROWTH            MSF MFS TOTAL RETURN    STRATEGIC BOND OPPORTUNITIES
                  SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
-------------------------------- ------------------------------- ------------------ ------------ --------------- ---------------
        2010             2009            2010            2009           2010             2009         2010                2009
--------------- ---------------- --------------- --------------- -------------- --- ------------ ----------- -------------------
  $ (140,986)       $ (89,238)     $ (315,830)     $ (309,333)     $ 109,294        $ 171,187     $  1,329             $ 1,359
    (639,804)      (1,116,900)         83,381        (424,384)      (146,207)        (305,797)          41                 546
   2,423,175        4,850,924       2,716,144       6,899,325        735,461        1,306,552        1,648               4,901
--------------- ---------------- --------------- --------------- -------------- --- ------------ ----------- -------------------
   1,642,385        3,644,786       2,483,695       6,165,608        698,548        1,171,942        3,018               6,806
--------------- ---------------- --------------- --------------- -------------- --- ------------ ----------- -------------------
     821,446          558,548       1,996,666       2,443,658        576,343          719,472           --                  --
    (498,455)        (242,759)        537,628       1,109,752        397,546          253,595         (698)             (1,999)
     (71,885)         (66,946)       (139,565)       (108,821)       (44,890)         (36,069)        (100)               (102)
    (718,049)        (501,073)     (1,091,892)       (718,560)      (899,657)        (446,749)         (16)                (24)
--------------- ---------------- --------------- --------------- -------------- --- ------------ ----------- -------------------
    (466,943)        (252,230)      1,302,837       2,726,029         29,342          490,249         (814)             (2,125)
--------------- ---------------- --------------- --------------- -------------- --- ------------ ----------- -------------------
   1,175,442        3,392,556       3,786,532       8,891,637        727,890        1,662,191         2,204               4,681
  12,881,687        9,489,131      23,943,894      15,052,257      8,399,961        6,737,770        27,762              23,081
--------------- ---------------- --------------- --------------- -------------- --- ------------ ----------- -------------------
$ 14,057,129     $ 12,881,687    $ 27,730,426    $ 23,943,894    $ 9,127,851      $ 8,399,961    $   29,966            $ 27,762
=============== ================ =============== =============== ============== ================ =========== ===================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                MSF WESTERN ASSET           MSF T. ROWE PRICE                               MSF
                                       MANAGEMENT U.S. GOVERNMENT            SMALL CAP GROWTH    T. ROWE PRICE LARGE CAP GROWTH
                                                      SUB-ACCOUNT                 SUB-ACCOUNT                       SUB-ACCOUNT
                                   ------------------------------- -------------------------- -----------------------------------
                                             2010            2009      2010           2009       2010                       2009
                                   ----------------- ------------- ----------- -------------- ---------- ------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $   87,777    $    304,735  $(10,533)   $    (7,972)   $(10,919)                  $ (7,374)
  Net realized gains (losses)             229,675         (40,789)   32,569          6,864      (4,731)                   (28,431)
  Change in unrealized gains
     (losses) on investments              345,496         109,094   153,457        169,627     130,609                    267,778
                                   ----------------- ------------- ----------- -------------- ---------- ------------------------
     Net increase (decrease)
       in net assets resulting
       from operations                    662,948         373,040   175,493        168,519     114,959                    231,973
                                   ----------------- ------------- ----------- -------------- ---------- ------------------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               6,878,177       4,327,429        --         88,643      10,650                      4,353
  Net transfers (including fixed
     account)                           3,141,677       2,277,611   (49,991)        14,702     (12,688)                    44,409
  Contract charges                       (113,985)        (73,620)   (4,211)        (2,808)     (3,830)                    (3,687)
  Transfers for contract benefit
     and terminations                  (1,157,789)       (904,753)  (62,036)       (17,348)    (47,582)                   (39,898)
                                   ----------------- ------------- ----------- -------------- ---------- ------------------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       8,748,080       5,626,667  (116,238)        83,189     (53,450)                     5,177
                                   ----------------- ------------- ----------- -------------- ---------- ------------------------
     Net increase (decrease)
       in net assets                    9,411,028       5,999,707    59,255        251,708      61,509                    237,150
NET ASSETS:
  Beginning of year                    17,684,868      11,685,161   604,114        352,406     810,697                    573,547
                                   ----------------- ------------- ----------- -------------- ---------- ------------------------
  End of year                      $   27,095,896    $ 17,684,868  $663,369      $ 604,114    $872,206                  $ 810,697
                                   ================= ============= =========== ============== ========== ========================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

             MSF
LOOMIS SAYLES SMALL CAP GROWTH    MSF NEUBERGER BERMAN GENESIS    MSF OPPENHEIMER GLOBAL EQUITY        MSF FI VALUE LEADERS
                   SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------------- ------------------------------- -------------------------------- ---------------------------
     2010                 2009        2010                2009         2010                2009         2010           2009
------------ -------------------- ----------- ------------------- ------------ ------------------- ------------ --------------
 $ (4,122)            $ (2,909)     $ (169)              $ (78)      $ (364)            $ 3,168     $ (1,261)       $ 3,688
   (1,711)              (6,242)     (2,387)               (728)       2,950             (12,643)      (5,118)       (46,798)
   97,479               77,770       5,266               2,351      103,185             171,968       60,098        120,289
------------ -------------------- ----------- ------------------- ------------ ------------------- ------------ --------------
   91,646               68,619       2,710               1,545      105,771             162,493       53,719         77,179
------------ -------------------- ----------- ------------------- ------------ ------------------- ------------ --------------
   31,863               41,073         600                  --      132,113              83,005       42,759         32,534
   (2,521)              24,604         143               1,905       14,030              61,324       24,421          3,550
   (1,623)              (1,094)        (87)                (73)      (1,778)               (486)      (2,289)        (1,568)
   (8,479)              (7,725)     (3,856)               (535)     (54,531)             (9,413)     (57,128)       (11,252)
------------ -------------------- ----------- ------------------- ------------ ------------------- ------------ --------------
   19,240               56,858      (3,200)              1,297       89,834             134,430        7,763         23,264
------------ -------------------- ----------- ------------------- ------------ ------------------- ------------ --------------
  110,886              125,477        (490)              2,842      195,605             296,923       61,482        100,443
  287,297              161,820      16,236              13,394      610,412             313,489      433,706        333,263
------------ -------------------- ----------- ------------------- ------------ ------------------- ------------ --------------
$ 398,183            $ 287,297    $ 15,746            $ 16,236    $ 806,017           $ 610,412    $ 495,188      $ 433,706
============ ==================== =========== =================== ============ =================== ============ ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                          MSF METLIFE CONSERVATIVE    MSF METLIFE CONSERVATIVE TO
                                   MSF METLIFE AGGRESSIVE ALLOCATION          ALLOCATION                      MODERATE ALLOCATION
                                                         SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------------ ----------------------------- ------------------------------
                                            2010                2009         2010             2009         2010              2009
                                   ---------------- ------------------- ------------ ---------------- ------------ -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $    (11,379)   $          5,580    $   51,551         $ 24,403    $  36,236          $ 30,215
  Net realized gains (losses)            (21,160)            (31,830)       61,073            1,514        7,835           (16,753)
  Change in unrealized gains
     (losses) on investments             253,883             362,302        76,833          255,431      154,747           402,074
                                   ---------------- ------------------- ------------ ---------------- ------------ -----------------
     Net increase (decrease)
       in net assets resulting
       from operations                   221,344             336,052       189,457          281,348      198,818           415,536
                                   ---------------- ------------------- ------------ ---------------- ------------ -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                     --              40,000        31,189               --        8,100                --
  Net transfers (including fixed
     account)                            120,610              54,158       293,398          536,204       50,714           132,843
  Contract charges                       (11,562)            (10,225)      (14,976)         (11,906)     (12,516)          (12,458)
  Transfers for contract benefits
     and terminations                    (14,562)            (46,178)     (233,498)         (52,676)    (191,070)          (68,049)
                                   ---------------- ------------------- ------------ ---------------- ------------ -----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions         94,486              37,755        76,113          471,622     (144,772)           52,336
                                   ---------------- ------------------- ------------ ---------------- ------------ -----------------
     Net increase (decrease)
       in net assets                     315,830             373,807       265,570          752,970       54,046           467,872
NET ASSETS:
  Beginning of year                    1,513,099           1,139,292     2,012,937        1,259,967    2,189,499         1,721,627
                                   ---------------- ------------------- ------------ ---------------- ------------ -----------------
  End of year                        $ 1,828,929    $      1,513,099    $2,278,507      $ 2,012,937   $2,243,545       $ 2,189,499
                                   ================ =================== ============ ================ ============ =================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

                                      MSF METLIFE MODERATE TO                                        MSF LOOMIS SAYLES
MSF METLIFE MODERATE ALLOCATION         AGGRESSIVE ALLOCATION                   MSF MFS VALUE           SMALL CAP CORE
                    SUB-ACCOUNT                   SUB-ACCOUNT           SUB-ACCOUNT                        SUB-ACCOUNT
---------------------------------- ----------------------------- ------------------ ------------ ------------------------
        2010               2009           2010           2009           2010             2009         2010     2009 (d)
--------------- ------------------ -------------- -------------- -------------- ---------------- ------------ -----------
   $ 125,816          $ 132,349       $ 35,424       $ 81,445       $ (8,197)       $ (37,280)    $ (4,551)     $ (417)
      44,379           (105,874)       (14,937)       (76,032)       (39,951)         (41,590)       3,774          38
   1,632,652          2,730,286        946,551      2,347,636        431,421          559,821       69,027       6,794
--------------- ------------------ -------------- -------------- -------------- ---------------- ------------ -----------
   1,802,847          2,756,761        967,038      2,353,049        383,273          480,951       68,250       6,415
--------------- ------------------ -------------- -------------- -------------- ---------------- ------------ -----------
     137,951            493,410          1,575      2,267,509        558,756          515,786      201,179      87,444
   1,259,908          3,343,026        901,741     (1,998,113)       584,324          570,508       56,370        (612)
    (104,557)           (75,204)       (56,903)       (50,185)       (20,614)         (11,041)      (1,490)         --
    (912,044)          (466,440)      (676,242)      (188,410)      (390,107)         (78,418)     (11,348)        (58)
--------------- ------------------ -------------- -------------- -------------- ---------------- ------------ -----------
     381,258          3,294,792        170,171         30,801        732,359          996,835      244,711      86,774
--------------- ------------------ -------------- -------------- -------------- ---------------- ------------ -----------
   2,184,105          6,051,553      1,137,209      2,383,850      1,115,632        1,477,786      312,961      93,189
  15,319,594          9,268,041      7,998,980      5,615,130      3,179,115        1,701,329       93,189          --
--------------- ------------------ -------------- -------------- -------------- ---------------- ------------ -----------
$ 17,503,699       $ 15,319,594    $ 9,136,189    $ 7,998,980    $ 4,294,747      $ 3,179,115    $ 406,150    $ 93,189
=============== ================== ============== ============== ============== ================ ============ ===========

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                           MSF MET/DIMENSIONAL    MSF BARCLAYS CAPITAL AGGREGATE    MSF VAN ECK GLOBAL NATURAL
                                   INTERNATIONAL SMALL COMPANY                        BOND INDEX                    RESOURCES
                                                   SUB-ACCOUNT                       SUB-ACCOUNT                   SUB-ACCOUNT
                                   ---------------- ------------- --------------------------------- -----------------------------
                                            2010          2009         2010              2009 (a)        2010          2009 (a)
                                   ---------------- ------------- ------------ -------------------- ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $    (5,424)    $  (7,958)   $   46,217            $ (10,304)   $ (41,367)        $ (5,346)
  Net realized gains (losses)            103,542        47,720        15,710                  427      190,868            9,908
  Change in unrealized gains
     (losses) on investments             190,969       161,995        34,450               14,097      979,869           95,347
                                   ---------------- ------------- ------------ -------------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                   289,087       201,757        96,377                4,220    1,129,370           99,909
                                   ---------------- ------------- ------------ -------------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                484,315       514,271     2,196,461            1,306,489    2,067,799          917,031
  Net transfers (including fixed
     account)                            447,455       220,062     1,104,538            1,044,946    2,303,042          195,288
  Contract charges                        (7,117)       (1,502)      (26,003)                (901)     (17,187)             (71)
  Transfers for contract benefits
     and terminations                    (17,541)       (9,670)      (79,646)              (4,347)     (18,857)          (3,148)
                                   ---------------- ------------- ------------ -------------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions        907,112       723,161     3,195,350            2,346,187    4,334,797        1,109,100
                                   ---------------- ------------- ------------ -------------------- ------------ ----------------
     Net increase (decrease)
       in net assets                   1,196,199       924,918     3,291,727            2,350,407    5,464,167        1,209,009
NET ASSETS:
  Beginning of year                      980,285        55,367     2,350,407                   --    1,209,009               --
                                   ---------------- ------------- ------------ -------------------- ------------ ----------------
  End of year                      $   2,176,484    $  980,285    $5,642,134          $ 2,350,407   $6,673,176      $ 1,209,009
                                   ================ ============= ============ ==================== ============ ================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

MSF BLACKROCK LEGACY LARGE CAP           MSF METLIFE MID CAP
                        GROWTH                   STOCK INDEX      MSF MORGAN STANLEY EAFE INDEX      MSF RUSSELL 2000 INDEX
                   SUB-ACCOUNT                   SUB-ACCOUNT                        SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------------- ----------------------------- -------------------------------- ---------------------------
       2010            2009 (a)          2010        2009 (a)          2010           2009 (a)          2010      2009 (a)
-------------- ------------------ -------------- -------------- -------------- ----------------- -------------- ------------
  $ (13,495)          $ (7,551)     $ (17,237)      $ (2,998)       $ 6,836          $ (2,622)     $ (17,313)    $ (3,033)
     55,348              4,782         28,216          1,053         (2,712)              491         33,458        2,665
    126,940            168,057        426,574         69,743        227,448            29,306        478,378       64,905
-------------- ------------------ -------------- -------------- -------------- ----------------- -------------- ------------
    168,793            165,288        437,553         67,798        231,572            27,175        494,523       64,537
-------------- ------------------ -------------- -------------- -------------- ----------------- -------------- ------------
    121,371             35,145      1,286,497        591,068      1,670,285           564,856      1,193,536      399,049
     33,119            545,014        480,718        114,659        421,051           110,634        830,188      204,462
     (3,880)            (3,039)        (8,073)           (37)        (7,247)             (110)        (6,307)        (163)
    (22,013)            (3,946)       (75,083)          (244)      (101,649)             (873)       (65,170)      (4,627)
-------------- ------------------ -------------- -------------- -------------- ----------------- -------------- ------------
    128,597            573,174      1,684,059        705,446      1,982,440           674,507      1,952,247      598,721
-------------- ------------------ -------------- -------------- -------------- ----------------- -------------- ------------
    297,390            738,462      2,121,612        773,244      2,214,012           701,682      2,446,770      663,258
    738,462                 --        773,244             --        701,682                --        663,258           --
-------------- ------------------ -------------- -------------- -------------- ----------------- -------------- ------------
$ 1,035,852          $ 738,462    $ 2,894,856      $ 773,244    $ 2,915,694         $ 701,682    $ 3,110,028    $ 663,258
============== ================== ============== ============== ============== ================= ============== ============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                     MSF NEUBERGER BERMAN
                                            MID CAP VALUE      PIMCO VIT HIGH YIELD    PIMCO VIT LOW DURATION
                                              SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
                                   ------------------------- ------------------------- -------------------------
                                          2010    2009 (d)      2010           2009       2010           2009
                                   -------------- ---------- ---------- -------------- ---------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $    (915)   $   (29)   $ 11,879       $ 14,638    $   505        $ 3,932
  Net realized gains (losses)            2,397         27      12,817         12,598      3,101          9,298
  Change in unrealized gains
     (losses) on investments            18,345        534         (71)        58,346      4,936          7,963
                                   -------------- ---------- ---------- -------------- ---------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                  19,827        532      24,625         85,582      8,542         21,193
                                   -------------- ---------- ---------- -------------- ---------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               84,393      3,582       1,782             --        600            500
  Net transfers (including fixed
     account)                            7,450         --     (40,424)        (1,543)     7,116         25,634
  Contract charges                        (198)        --      (1,350)        (1,881)    (1,575)        (1,142)
  Transfers for contract benefits
     and terminations                   (1,184)      (209)     (7,001)       (12,063)   (36,201)           (16)
                                   -------------- ---------- ---------- -------------- ---------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions       90,461      3,373     (46,993)       (15,487)   (30,060)        24,976
                                   -------------- ---------- ---------- -------------- ---------- --------------
     Net increase (decrease)
       in net assets                   110,288      3,905     (22,368)        70,095    (21,518)        46,169
NET ASSETS:
  Beginning of year                      3,905         --     161,118         91,023    203,515        157,346
                                   -------------- ---------- ---------- -------------- ---------- --------------
  End of year                        $ 114,193    $ 3,905    $138,750      $ 161,118   $181,997      $ 203,515
                                   ============== ========== ========== ============== ========== ==============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

    PIONEER VCT BOND    PIONEER VCT EMERGING MARKETS    PIONEER VCT EQUITY INCOME     PIONEER VCT MID CAP VALUE
         SUB-ACCOUNT                     SUB-ACCOUNT                  SUB-ACCOUNT           SUB-ACCOUNT
----------------------- ------------------------------- ---------------------------- ------------------ ----------
    2010     2009 (d)       2010             2009 (d)       2010          2009 (d)          2010           2009
----------- ----------- ----------- ------------------- ----------- ---------------- -------------- --------------
 $ 1,403       $ 694      $ (647)             $ (178)       $ 22            $ 111       $ (7,602)      $ (1,905)
     398          79         678                 192         533               65         (9,342)       (58,920)
   1,576       1,903       5,838              10,031       2,586            1,838        211,027        244,897
----------- ----------- ----------- ------------------- ----------- ---------------- -------------- --------------
   3,377       2,676       5,869              10,045       3,141            2,014        194,083        184,072
----------- ----------- ----------- ------------------- ----------- ---------------- -------------- --------------
      --      48,726          --              35,033          --           18,832        176,622        105,271
   1,550          --          53                  --        (904)              --        100,535         48,627
    (107)         --        (131)                 --          (5)              --         (2,346)        (1,338)
  (4,665)     (1,553)     (1,718)               (618)     (2,188)            (715)       (81,234)       (57,809)
----------- ----------- ----------- ------------------- ----------- ---------------- -------------- --------------
  (3,222)     47,173      (1,796)             34,415      (3,097)          18,117        193,577         94,751
----------- ----------- ----------- ------------------- ----------- ---------------- -------------- --------------
     155      49,849       4,073              44,460          44           20,131        387,660        278,823
  49,849          --      44,460                  --      20,131               --      1,054,754        775,931
----------- ----------- ----------- ------------------- ----------- ---------------- -------------- --------------
$ 50,004    $ 49,849    $ 48,533            $ 44,460    $ 20,175         $ 20,131    $ 1,442,414    $ 1,054,754
=========== =========== =========== =================== =========== ================ ============== ==============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                   PIONEER VCT IBBOTSON GROWTH
                                                    ALLOCATION    PIONEER VCT REAL ESTATE SHARES         AMERICAN FUNDS BOND
                                                   SUB-ACCOUNT                       SUB-ACCOUNT                 SUB-ACCOUNT
                                   ------------------------------ --------------------------------- ---------------------------
                                         2010          2009 (d)    2010                  2009 (d)        2010           2009
                                   ------------- ---------------- -------- ------------------------ ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ 6     $         36    $   55                     $ 93    $ 107,864       $ 59,795
  Net realized gains (losses)              32                6      (890)                    (411)       7,801        (14,180)
  Change in unrealized gains
     (losses) on investments              445            1,095     2,369                    2,320       72,349        193,227
                                   ------------- ---------------- -------- ------------------------ ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from operations                    483            1,137     1,534                    2,002      188,014        238,842
                                   ------------- ---------------- -------- ------------------------ ------------ --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                  --            2,650        --                    3,775    2,151,391      1,345,095
  Net transfers (including fixed
     account)                              --               --        --                       --      778,201        294,453
  Contract charges                        (16)              --       (24)                      --      (18,167)        (8,621)
  Transfers for contract benefits
     and terminations                      (4)              (6)      (11)                      (9)    (157,148)      (140,084)
                                   ------------- ---------------- -------- ------------------------ ------------ --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions         (20)           2,644       (35)                   3,766    2,754,277      1,490,843
                                   ------------- ---------------- -------- ------------------------ ------------ --------------
     Net increase (decrease)
       in net assets                      463            3,781     1,499                    5,768    2,942,291      1,729,685
NET ASSETS:
  Beginning of year                     3,781               --     5,768                       --    3,287,228      1,557,543
                                   ------------- ---------------- -------- ------------------------ ------------ --------------
  End of year                         $ 4,244     $      3,781    $7,267                  $ 5,768   $6,229,519    $ 3,287,228
                                   ============= ================ ======== ======================== ============ ==============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

                                                                                                 AMERICAN FUNDS GLOBAL SMALL
AMERICAN FUNDS GLOBAL GROWTH    AMERICAN FUNDS GROWTH-INCOME           AMERICAN FUNDS GROWTH                  CAPITALIZATION
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT           SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- ------------------ ------------
        2010            2009            2010            2009            2010            2009           2010             2009
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ----------------
   $ (23,940)      $ (32,609)      $ (39,671)        $ 4,753      $ (331,392)     $ (267,801)      $ 14,775         $ (9,736)
    (215,207)       (491,420)       (385,986)       (366,228)       (352,186)       (374,778)        25,213          (15,616)
   2,396,634       6,687,915       2,662,041       5,397,326       7,286,042      10,183,043        473,540          552,608
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ----------------
   2,157,487       6,163,886       2,236,384       5,035,851       6,602,464       9,540,464        513,528          527,256
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ----------------
   1,745,816       1,822,119       1,943,490       1,884,135       5,047,741       4,767,692        850,456          502,082
    (350,912)       (429,793)          1,544         994,043        (193,415)      1,750,156        180,994          196,188
    (109,578)        (95,150)       (114,388)       (100,059)       (187,957)       (140,579)        (9,316)          (3,235)
  (1,291,106)       (596,065)     (1,593,242)       (569,695)     (2,349,234)     (1,034,771)       (25,792)         (29,960)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ----------------
      (5,780)        701,111         237,404       2,208,424       2,317,135       5,342,498        996,342          665,075
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ----------------
   2,151,707       6,864,997       2,473,788       7,244,275       8,919,599      14,882,962      1,509,870        1,192,331
  21,667,917      14,802,920      23,238,151      15,993,876      37,226,790      22,343,828      1,755,311          562,980
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ----------------
$ 23,819,624    $ 21,667,917    $ 25,711,939    $ 23,238,151    $ 46,146,389    $ 37,226,790    $ 3,265,181      $ 1,755,311
=============== =============== =============== =============== =============== =============== ============== ================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                   LMPVET CLEARBRIDGE VARIABLE    LMPVET CLEARBRIDGE VARIABLE
                                           UIF U.S. REAL ESTATE               SMALL CAP GROWTH                LARGE CAP VALUE
                                                    SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------- ------------------------------ ------------------------------
                                              2010           2009         2010             2009         2010              2009
                                   ---------------- -------------- ------------ ----------------- ------------ -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)     $      21,755      $  36,799    $   (32,709)     $    (19,684)  $   12,516        $    1,126
  Net realized gains (losses)           (137,057)      (237,008)        11,303           (35,082)     (10,913)          (73,358)
  Change in unrealized gains
     (losses) on investments             939,526        866,318        493,577           475,684       74,536           275,357
                                   ---------------- -------------- ------------ ----------------- ------------ -----------------
     Net increase (decrease)
       in net assets resulting
       from operations                   824,224        666,109        472,171           420,918       76,139           203,125
                                   ---------------- -------------- ------------ ----------------- ------------ -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                384,629        312,841        344,216           297,040        2,913               747
  Net transfers (including fixed
     account)                           (243,644)       378,919        279,507             5,542       27,653          (104,056)
  Contract charges                        (5,493)        (2,601)        (8,941)           (6,079)        (488)             (498)
  Transfers for contract benefits
     and terminations                   (175,335)      (147,160)      (184,834)          (43,638)     (26,561)           (7,997)
                                   ---------------- -------------- ------------ ----------------- ------------ -----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions        (39,843)       541,999        429,948           252,865        3,517          (111,804)
                                   ---------------- -------------- ------------ ----------------- ------------ -----------------
     Net increase (decrease)
       in net assets                     784,381      1,208,108        902,119           673,783       79,656            91,321
NET ASSETS:
  Beginning of year                    2,952,490      1,744,382      1,636,184           962,401      938,872           847,551
                                   ---------------- -------------- ------------ ----------------- ------------ -----------------
  End of year                      $   3,736,871    $ 2,952,490    $ 2,538,303     $   1,636,184   $1,018,528         $ 938,872
                                   ================ ============== ============ ================= ============ =================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

 LMPVET CLEARBRIDGE VARIABLE      LMPVET CLEARBRIDGE VARIABLE      LMPVET CLEARBRIDGE VARIABLE    LMPVET CLEARBRIDGE VARIABLE
   FUNDAMENTAL ALL CAP VALUE                     APPRECIATION                AGGRESSIVE GROWTH               LARGE CAP GROWTH
                 SUB-ACCOUNT                      SUB-ACCOUNT                      SUB-ACCOUNT                    SUB-ACCOUNT
------------------------------- -------------------------------- -------------------------------- ------------------------------
       2010             2009            2010             2009            2010             2009         2010              2009
-------------- ---------------- --------------- ---------------- --------------- ---------------- ------------ -----------------
   $ 18,451         $ (3,192)       $ 35,964         $ 48,203      $ (145,574)      $ (129,256)    $ (5,727)         $ (5,378)
    (56,681)        (311,051)         (9,618)        (257,016)        (95,536)        (299,448)      (2,744)           (5,445)
    930,232        1,364,647       1,030,399        1,256,049       2,394,193        2,721,331       39,747           144,032
-------------- ---------------- --------------- ---------------- --------------- ---------------- ------------ -----------------
    892,002        1,050,404       1,056,745        1,047,236       2,153,083        2,292,627       31,276           133,209
-------------- ---------------- --------------- ---------------- --------------- ---------------- ------------ -----------------
    655,492          869,227       2,642,199        1,677,658         649,383          906,448          240             1,032
    255,993          (18,379)        877,878          351,443         (79,141)          12,612        6,119            44,947
    (15,689)         (11,625)        (27,558)         (14,754)        (35,486)         (30,882)        (696)             (692)
   (334,400)        (253,157)       (445,306)        (320,746)       (922,059)        (384,204)    (148,275)           (8,517)
-------------- ---------------- --------------- ---------------- --------------- ---------------- ------------ -----------------
    561,396          586,066       3,047,213        1,693,601        (387,303)         503,974     (142,612)           36,770
-------------- ---------------- --------------- ---------------- --------------- ---------------- ------------ -----------------
  1,453,398        1,636,470       4,103,958        2,740,837       1,765,780        2,796,601     (111,336)          169,979
  5,394,668        3,758,198       7,122,282        4,381,445       9,677,217        6,880,616      473,184           303,205
-------------- ---------------- --------------- ---------------- --------------- ---------------- ------------ -----------------
$ 6,848,066      $ 5,394,668    $ 11,226,240      $ 7,122,282    $ 11,442,997      $ 9,677,217    $ 361,848         $ 473,184
============== ================ =============== ================ =============== ================ ============ =================

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                    LMPVET CLEARBRIDGE VARIABLE    LMPVET CLEARBRIDGE VARIABLE    LMPVET INVESTMENT COUNSEL
                                          EQUITY INCOME BUILDER              DIVIDEND STRATEGY    VARIABLE SOCIAL AWARENESS
                                                    SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------- ------------------------------ ----------------------------
                                            2010           2009         2010                2009      2010               2009
                                   ---------------- -------------- ---------- ------------------- --------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)     $     164,618    $    90,096    $   4,954        $        629  $    (13)          $      8
  Net realized gains (losses)           (226,646)      (159,447)      (5,535)            (34,293)       89                (51)
  Change in unrealized gains
     (losses) on investments             801,308      1,177,453       38,528             102,133       904              1,702
                                   ---------------- -------------- ---------- ------------------- --------- ------------------
     Net increase (decrease)
       in net assets resulting
       from operations                   739,280      1,108,102       37,947              68,469       980              1,659
                                   ---------------- -------------- ---------- ------------------- --------- ------------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                666,689        662,254          925               1,500        --                 --
  Net transfers (including fixed
     account)                           (149,848)       309,740        3,601             (35,929)      603                720
  Contract charges                       (34,893)       (27,972)      (1,244)             (1,276)      (39)               (38)
  Transfers for contract benefits
     and terminations                   (198,216)      (140,405)     (23,198)            (38,246)     (894)              (347)
                                   ---------------- -------------- ---------- ------------------- --------- ------------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions        283,732        803,617      (19,916)            (73,951)     (330)               335
                                   ---------------- -------------- ---------- ------------------- --------- ------------------
     Net increase (decrease)
       in net assets                   1,023,012      1,911,719       18,031              (5,482)      650              1,994
NET ASSETS:
  Beginning of year                    6,870,557      4,958,838       390,952             396,434     9,639             7,645
                                   ---------------- -------------- ---------- ------------------- --------- ------------------
  End of year                      $   7,893,569    $ 6,870,557    $  408,983       $     390,952 $  10,289 $           9,639
                                   ================ ============== ========== =================== ========= ==================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

LMPVET CLEARBRIDGE VARIABLE        LMPVET VARIABLE LIFESTYLE    LMPVET VARIABLE LIFESTYLE    LMPVET VARIABLE LIFESTYLE
                    CAPITAL                   ALLOCATION 50%               ALLOCATION 70%               ALLOCATION 85%
                SUB-ACCOUNT                      SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
------------------------------ ----------------------------- ---------------------------- ----------------------------
      2010              2009          2010           2009         2010            2009         2010            2009
------------ ----------------- -------------- -------------- ------------ --------------- ------------ ---------------
 $ (7,619)         $ (8,520)      $ 20,565       $ 30,859      $ 1,102         $ 3,049      $ 1,810         $ 5,554
  (77,446)          (65,816)         1,003        (26,293)      (2,331)        (48,322)       2,334         (18,151)
  162,356           322,876        122,836        238,359       26,564          92,060      110,298         163,510
------------ ----------------- -------------- -------------- ------------ --------------- ------------ ---------------
   77,291           248,540        144,404        242,925       25,335          46,787      114,442         150,913
------------ ----------------- -------------- -------------- ------------ --------------- ------------ ---------------
    2,810               270        192,392          9,635          240             240      148,418         222,001
  (28,889)          (27,390)        86,031        178,654        4,129         (88,517)      14,077          27,030
   (4,946)           (5,135)          (285)          (329)         (82)            (79)      (1,133)           (532)
  (90,893)          (32,282)       (65,116)       (37,165)      (5,794)           (129)     (11,334)        (19,725)
------------ ----------------- -------------- -------------- ------------ --------------- ------------ ---------------
 (121,918)          (64,537)       213,022        150,795       (1,507)        (88,485)     150,028         228,774
------------ ----------------- -------------- -------------- ------------ --------------- ------------ ---------------
  (44,627)          184,003        357,426        393,720       23,828         (41,698)     264,470         379,687
  869,419           685,416        987,781        594,061      202,085         243,783      656,860         277,173
------------ ----------------- -------------- -------------- ------------ --------------- ------------ ---------------
$ 824,792         $ 869,419    $ 1,345,207      $ 987,781    $ 225,913       $ 202,085    $ 921,330       $ 656,860
============ ================= ============== ============== ============ =============== ============ ===============

The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                 LMPVIT WESTERN ASSET VARIABLE    LMPVIT WESTERN ASSET VARIABLE    OPPENHEIMER VA MAIN STREET
                                        GLOBAL HIGH YIELD BOND           ADJUSTABLE RATE INCOME                     SMALL CAP
                                                   SUB-ACCOUNT                      SUB-ACCOUNT                   SUB-ACCOUNT
                                 -------------------------------- -------------------------------- -----------------------------
                                          2010            2009         2010                 2009          2010             2009
                                 ---------------- --------------- ----------- -------------------- ------------ ----------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment
     income (loss)               $     395,759    $    361,089    $  (1,800)           $     259   $   (20,546)        $ (8,090)
  Net realized gains (losses)          (38,444)       (223,331)     (42,310)             (18,408)       13,706           (9,548)
  Change in unrealized gains
     (losses) on investments           270,408       1,394,257       65,182               79,954       468,938          358,846
                                 ---------------- --------------- ----------- -------------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                 627,723       1,532,015       21,072               61,805       462,098          341,208
                                 ---------------- --------------- ----------- -------------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              640,171         503,226          654                   --       784,505          503,600
  Net transfers (including fixed
     account)                          (20,709)       (103,816)    (169,366)             (19,318)      197,069          148,420
  Contract charges                     (18,527)        (13,151)        (724)                (680)       (7,079)          (2,962)
  Transfers for contract
     benefits and terminations        (286,631)       (209,306)     (50,906)             (17,038)      (49,350)         (13,134)
                                 ---------------- --------------- ----------- -------------------- ------------ ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions           314,304         176,953     (220,342)             (37,036)      925,145          635,924
                                 ---------------- --------------- ----------- -------------------- ------------ ----------------
     Net increase (decrease)
       in net assets                   942,027       1,708,968     (199,270)              24,769     1,387,243          977,132
NET ASSETS:
  Beginning of year                  4,674,261       2,965,293      429,294              404,525     1,512,909          535,777
                                 ---------------- --------------- ----------- -------------------- ------------ ----------------
  End of year                    $   5,616,288    $  4,674,261    $ 230,024          $   429,294   $ 2,900,152      $ 1,512,909
                                 ================ =============== =========== ==================== ============ ================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.


The accompanying notes are an integral part of these financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

First MetLife Investors Variable Annuity Account One (the "Separate Account"), a separate account of First MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on December 31, 1992 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York State Insurance Department.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Met Investors Series Trust ("MIST")*
Russell Investment Funds ("Russell")
AIM Variable Insurance Funds (Invesco Variable
Insurance Funds) ("Invesco V.I.")+
Putnam Variable Trust ("Putnam VT")
Franklin Templeton Variable Insurance Products Trust
("FTVIPT")
Fidelity Variable Insurance Products ("Fidelity VIP")
Metropolitan Series Fund, Inc. ("MSF")*

PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer VCT")
American Funds Insurance Series ("American Funds")
The Universal Institutional Funds, Inc. ("UIF")
Legg Mason Partners Variable Equity Trust ("LMPVET ")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Oppenheimer Variable Account Funds ("Oppenheimer
VA")
DWS Variable Series II ("DWS")

* See Note 5 for discussion of additional information on related party transactions.

+ Formerly named AIM Variable Insurance Funds ("AIM V.I.")


NAME CHANGES:

The following portfolios were affected by a trust name change during the year ended December 31, 2010:

FORMER NAME                        NEW NAME
---------------------------------- --------------------------------------
AIM V.I. International Growth Fund Invesco V.I. International Growth Fund
AIM V.I. Global Real Estate Fund   Invesco V.I. Global Real Estate Fund

REORGANIZATIONS:

During the year ended December 31, 2010, all the portfolios of the Van Kampen Life Investment Trust and certain portfolios of The Universal Institutional Funds, Inc. were reorganized into portfolios of AIM Variable Insurance Funds (Invesco Variable Insurance Funds). As a result of the reorganizations, the following name changes occurred:

FORMER TRUST                                NEW TRUST
------------------------------------------- --------------------------------------------------
Van Kampen Life Investment Trust Growth and Invesco Van Kampen V.I. Growth and Income Fund
  Income Portfolio
UIF U.S. Mid Cap Value Portfolio            Invesco Van Kampen V.I. U.S. Mid Cap Value Fund
UIF Equity and Income Portfolio             Invesco Van Kampen V.I. Equity and Income Fund

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. LIST OF SUB-ACCOUNTS

A. Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of December 31, 2010:

MIST Lord Abbett Growth and Income Sub-Account*
MIST Lord Abbett Bond Debenture Sub-Account*
MIST Lord Abbett Mid Cap Value Sub-Account*
MIST Oppenheimer Capital Appreciation Sub-Account*
MIST Legg Mason ClearBridge Aggressive Growth Sub-Account*
MIST Morgan Stanley Mid Cap Growth Sub-Account*
MIST PIMCO Total Return Sub-Account*
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account*
MIST MFS Research International Sub-Account*
MIST Lazard Mid Cap Sub-Account*
MIST Invesco Small Cap Growth Sub-Account*
MIST Harris Oakmark International Sub-Account*
MIST Third Avenue Small Cap Value Sub-Account*
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Clarion Global Real Estate Sub-Account*
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgA Growth and Income ETF Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST MFS Emerging Markets Equity Sub-Account*
MIST Loomis Sayles Global Markets Sub-Account
MIST BlackRock High Yield Sub-Account*
MIST Janus Forty Sub-Account*
MIST Pioneer Fund Sub-Account*
MIST Pioneer Strategic Income Sub-Account*
MIST Dreman Small Cap Value Sub-Account*
MIST BlackRock Large Cap Core Sub-Account*
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Balanced Allocation Sub-Account
MIST American Funds Bond Sub-Account
MIST American Funds Growth Sub-Account
MIST American Funds Growth Allocation Sub-Account
MIST American Funds International Sub-Account
MIST American Funds Moderate Allocation Sub-Account
MIST Met/Templeton Growth Sub-Account
MIST Met/Franklin Mutual Shares Sub-Account
MIST Met/Franklin Templeton Founding Strategy Sub-Account
MIST Met/Templeton International Bond Sub-Account
MIST Met/Eaton Vance Floating Rate Sub-Account**
Russell Multi-Style Equity Sub-Account
Russell Aggressive Equity Sub-Account
Russell Non-U.S. Sub-Account
Russell Core Bond Sub-Account
Russell Real Estate Securities Sub-Account
Invesco V.I. International Growth Sub-Account*
Invesco V.I. Global Real Estate Sub-Account
Invesco V.I. U.S. Mid Cap Value Sub-Account
Invesco V.I. Growth and Income Sub-Account
Invesco Van Kampen V.I. Equity and Income Sub-Account
Putnam VT Equity Income Sub-Account
Putnam VT Multi-Cap Growth Sub-Account**
FTVIPT Templeton Foreign Securities Sub-Account*
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Global Bond Securities Sub-Account
FTVIPT Mutual Shares Securities Sub-Account
FTVIPT Franklin Income Securities Sub-Account
FTVIPT Franklin Small Cap Value Securities Sub-Account
Fidelity VIP Equity-Income Sub-Account
Fidelity VIP Mid Cap Sub-Account
Fidelity VIP Contrafund Sub-Account
MSF MetLife Stock Index Sub-Account*
MSF Artio International Stock Sub-Account
MSF BlackRock Bond Income Sub-Account*
MSF BlackRock Money Market Sub-Account*
MSF Davis Venture Value Sub-Account*
MSF Met/Artisan Mid Cap Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MFS Total Return Sub-Account*
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account
MSF Western Asset Management U.S. Government Sub-Account*
MSF T. Rowe Price Small Cap Growth Sub-Account*
MSF T. Rowe Price Large Cap Growth Sub-Account*
MSF Loomis Sayles Small Cap Growth Sub-Account
MSF Neuberger Berman Genesis Sub-Account
MSF Oppenheimer Global Equity Sub-Account
MSF FI Value Leaders Sub-Account

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. LIST OF SUB-ACCOUNTS -- (CONTINUED)

MSF MetLife Aggressive Allocation Sub-Account
MSF MetLife Conservative Allocation Sub-Account
MSF MetLife Conservative to Moderate Allocation Sub-Account
MSF MetLife Moderate Allocation Sub-Account
MSF MetLife Moderate to Aggressive Allocation Sub-Account
MSF MFS Value Sub-Account*
MSF Loomis Sayles Small Cap Core Sub-Account
MSF Met/Dimensional International Small Company Sub-Account
MSF Barclays Capital Aggregate Bond Index Sub-Account
MSF Van Eck Global Natural Resources Sub-Account
MSF BlackRock Legacy Large Cap Growth Sub-Account*
MSF MetLife Mid Cap Stock Index Sub-Account
MSF Morgan Stanley EAFE Index Sub-Account
MSF Russell 2000 Index Sub-Account
MSF Neuberger Berman Mid Cap Value Sub-Account
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
Pioneer VCT Bond Sub-Account
Pioneer VCT Emerging Markets Sub-Account
Pioneer VCT Equity Income Sub-Account
Pioneer VCT Mid Cap Value Sub-Account
Pioneer VCT Ibbotson Growth Allocation Sub-Account
Pioneer VCT Real Estate Shares Sub-Account
American Funds Bond Sub-Account
American Funds Global Growth Sub-Account
American Funds Growth-Income Sub-Account
American Funds Growth Sub-Account
American Funds Global Small Capitalization Sub-Account
UIF U.S. Real Estate Sub-Account
LMPVET ClearBridge Variable Small Cap Growth Sub-Account
LMPVET ClearBridge Variable Large Cap Value Sub-Account
LMPVET ClearBridge Variable Fundamental All Cap Value Sub-Account LMPVET ClearBridge Variable Appreciation Sub-Account
LMPVET ClearBridge Variable Aggressive Growth Sub-Account*
LMPVET ClearBridge Variable Large Cap Growth Sub-Account
LMPVET ClearBridge Variable Equity Income Builder Sub-Account* LMPVET ClearBridge Variable Dividend Strategy Sub-Account
LMPVET Investment Counsel Variable Social Awareness Sub-Account LMPVET ClearBridge Variable Capital Sub-Account
LMPVET Variable Lifestyle Allocation 50% Sub-Account
LMPVET Variable Lifestyle Allocation 70% Sub-Account
LMPVET Variable Lifestyle Allocation 85% Sub-Account
LMPVIT Western Asset Variable Global High Yield Bond Sub-Account LMPVIT Western Asset Variable Adjustable Rate Income Sub-Account Oppenheimer VA Main Street Small Cap Sub-Account

* This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the trusts that may assess 12b-1 fees.

** This Sub-Account began operations during the year ended December 31, 2010.


B. The following Sub-Accounts had no net assets as of December 31, 2010:


Pioneer VCT Cullen Value Sub-Account
Pioneer VCT Fund Sub-Account
Pioneer VCT Ibbotson Moderate Allocation Sub-Account

3. PORTFOLIO CHANGES

The following Sub-Accounts ceased operations during the year ended December 31, 2010:

Pioneer VCT High Yield Sub-Account
Putnam VT Growth and Income Sub-Account

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

Putnam VT Vista Sub-Account
LMPVET Batterymarch Variable Global Equity Sub-Account LMPVIT Western Asset Variable Money Market Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2010:

NAME CHANGES:

FORMER NAME                                       NEW NAME
(MIST) Legg Mason Partners Aggressive Growth      (MIST) Legg Mason ClearBridge Aggressive Growth
  Portfolio                                         Portfolio
(MIST) Van Kampen Mid Cap Growth Portfolio        (MIST) Morgan Stanley Mid Cap Growth Portfolio
(MIST) Met/AIM Small Cap Growth Portfolio         (MIST) Invesco Small Cap Growth Portfolio
(MSF) BlackRock Strategic Value Portfolio         (MSF) Neuberger Berman Genesis Portfolio
(LMPVET) ClearBridge Variable Investors Portfolio (LMPVET) ClearBridge Variable Large Cap Value
                                                    Portfolio
(LMPVET) ClearBridge Variable Fundamental Value   (LMPVET) ClearBridge Variable Fundamental All Cap
  Portfolio                                         Value Portfolio


SUBSTITUTIONS:

FORMER PORTFOLIO                             NEW PORTFOLIO
Putnam VT Growth and Income Fund             (MIST) Lord Abbett Growth and Income Portfolio
(Pioneer VCT) High Yield Portfolio           (MIST) BlackRock High Yield Portfolio
(LMPVET) Batterymarch Variable Global Equity (MIST) Met/Templeton Growth Portfolio
  Portfolio
Putnam VT Vista Fund                         Putnam VT Multi-Cap Growth Fund
(LMPVIT) Western Asset Variable Money Market (MSF) BlackRock Money Market Portfolio
  Portfolio

4. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

SECURITY VALUATION -- (CONTINUED)
The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0% . The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of the Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2010, the Separate Account adopted new guidance that requires new disclosures about significant transfers in and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about the level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Separate Account's financial statements.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
Effective December 31, 2009, the Separate Account adopted new guidance on: (i) measuring the fair value of investments in certain entities that calculate a NAV per share; (ii) how investments within its scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements about the nature and risks of investments measured at fair value on a recurring or non-recurring basis. As a result, the Separate Account classified all of its investments, which utilize a NAV to measure fair value, as Level 2 in the fair value hierarchy.

Effective April 1, 2009, the Separate Account adopted prospectively new guidance, which establishes general standards for accounting and disclosures of events that occur subsequent to the statements of assets and liabilities date but before financial statements are issued, as revised in February 2010. The Separate Account has provided the required disclosures, if any, in its financial statements.

5. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

OPTIONAL DEATH BENEFIT RIDER -- For an additional charge, the total death benefit payable may be increased based on the increases in account value in the Contracts.

GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2010:

Mortality and Expense Risk              0.50% - 1.60%
Administrative                          0.15% - 0.25%
Optional Death Benefit Rider            0.15% - 0.30%
Guaranteed Minimum Accumulation Benefit 1.50%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

LIFETIME WITHDRAWAL GUARANTEE -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

GUARANTEED WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

GUARANTEED MINIMUM INCOME BENEFIT/LIFETIME INCOME SOLUTION -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONTINUED)

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2010:

Guaranteed Minimum Accumulation Benefit                    0.75%
Lifetime Withdrawal Guarantee                              0.50% - 1.80%
Guaranteed Withdrawal Benefit                              0.25% - 1.00%
Guaranteed Minimum Income Benefit/Lifetime Income Solution 0.50% - 1.50%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee ranging from $30 - $40 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year or, if less, 2% of the amount transferred from the contract value. In addition, the Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. For certain contracts, a transaction charge of the lesser of $10 or 2% of the surrender is imposed on surrenders as well as $10 for annuitizations. These charges are paid to the Company, assessed through the redemption of units, and recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

Certain portfolios of the MIST and MSF Trusts are managed by MetLife Advisers, LLC, which acts in the capacity of investment advisor and is an indirect affiliate of the Company. On May 1, 2009, Met Investors Advisory, LLC, an indirect affiliate of the Company and previous manager of the MIST Trust, merged into MetLife Advisers, LLC.

6. STATEMENTS OF INVESTMENTS

                                                                               FOR THE YEAR ENDED
                                                 AS OF DECEMBER 31, 2010       DECEMBER 31, 2010
                                                 -----------------------  ----------------------------
                                                                             COST OF      PROCEEDS
                                                    SHARES     COST ($)   PURCHASES ($) FROM SALES ($)
                                                 ----------- -----------  ------------- --------------
MIST Lord Abbett Growth and Income Sub-Account     1,965,855  47,773,392     4,336,995      3,276,535
MIST Lord Abbett Bond Debenture Sub-Account        2,315,344  27,448,096     4,557,015      4,170,117
MIST Lord Abbett Mid Cap Value Sub-Account          956,405   14,188,586     3,167,466      1,264,763
MIST Oppenheimer Capital Appreciation Sub-Account  2,698,813  20,824,803       574,708      1,842,035
MIST Legg Mason ClearBridge Aggressive Growth
  Sub-Account                                      1,616,764  11,368,783     1,054,472      1,137,094
MIST Morgan Stanley Mid Cap Growth Sub-Account      378,840    3,471,240       847,836        768,931
MIST PIMCO Total Return Sub-Account               13,627,681 159,165,141    60,598,404      9,946,766
MIST RCM Technology Sub-Account                    2,190,187   8,743,437     2,536,623      1,290,269
MIST T. Rowe Price Mid Cap Growth Sub-Account      3,200,885  24,722,184     4,898,323      2,476,915
MIST MFS Research International Sub-Account        3,552,438  40,546,702     3,521,590      4,057,771
MIST Lazard Mid Cap Sub-Account                    1,194,550  13,357,362     1,924,698      2,152,143
MIST Invesco Small Cap Growth Sub-Account          1,353,902  16,059,594     2,271,070      2,061,189
MIST Harris Oakmark International Sub-Account      3,480,927  48,406,774     8,279,464      4,203,990
MIST Third Avenue Small Cap Value Sub-Account      2,119,285  30,434,038     2,606,372      2,167,640
MIST PIMCO Inflation Protected Bond Sub-Account    7,199,300  77,382,356    20,752,075      4,577,952
MIST Clarion Global Real Estate Sub-Account        1,620,977  19,180,611     2,886,516      1,349,359
MIST Turner Mid Cap Growth Sub-Account              659,625    7,629,645     1,173,840      1,189,231
MIST Goldman Sachs Mid Cap Value Sub-Account       1,271,464  16,433,342     1,572,486      1,940,132
MIST MetLife Defensive Strategy Sub-Account       14,758,913 145,737,876    38,906,338     13,842,771
MIST MetLife Moderate Strategy Sub-Account        23,962,285 240,963,715    70,121,214      9,121,676
MIST MetLife Balanced Strategy Sub-Account        45,313,598 461,582,684   103,847,256      9,052,942
MIST MetLife Growth Strategy Sub-Account          37,269,452 407,714,835    18,237,795     31,211,135
MIST MetLife Aggressive Strategy Sub-Account       7,938,562  85,437,507     9,721,378      3,226,707
MIST SSgA Growth ETF Sub-Account                   2,092,327  19,720,521    13,502,524      7,987,207
MIST SSgA Growth and Income ETF Sub-Account        5,194,505  52,527,914    34,052,962        439,338
MIST Van Kampen Comstock Sub-Account               1,920,632  17,944,808     2,327,079      2,291,907
MIST Legg Mason Value Equity Sub-Account           1,446,635  11,292,526     2,264,211      1,117,523
MIST MFS Emerging Markets Equity Sub-Account       3,208,103  31,748,538     9,273,624      2,437,285

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                             FOR THE YEAR ENDED
                                                           AS OF DECEMBER 31, 2010            DECEMBER 31, 2010
                                                           ----------------------- ----------------------------
                                                                                         COST OF       PROCEEDS
                                                               SHARES     COST ($) PURCHASES ($) FROM SALES ($)
                                                           ---------- ------------ ------------- --------------
MIST Loomis Sayles Global Markets Sub-Account               1,302,292   14,180,502     3,605,943      2,030,715
MIST BlackRock High Yield Sub-Account                       1,586,037   12,017,645     7,867,169      3,051,570
MIST Janus Forty Sub-Account                                   97,876    6,156,898     3,587,410      1,228,024
MIST Pioneer Fund Sub-Account                                 481,494    5,696,306     3,308,770        597,306
MIST Pioneer Strategic Income Sub-Account                   2,638,143   26,645,564    13,760,380      1,069,758
MIST Dreman Small Cap Value Sub-Account                       279,668    3,592,337       393,592        886,456
MIST BlackRock Large Cap Core Sub-Account                     133,316    1,111,063       458,961        185,644
MIST Rainier Large Cap Equity Sub-Account                     377,425    2,884,749     1,151,207      2,092,709
MIST American Funds Balanced Allocation Sub-Account        15,469,823  127,096,700    56,308,580      1,934,788
MIST American Funds Bond Sub-Account                        1,882,533   18,009,374    12,385,297      7,293,903
MIST American Funds Growth Sub-Account                      4,185,617   31,116,036    16,742,709      1,316,686
MIST American Funds Growth Allocation Sub-Account           9,009,419   64,848,489    14,283,788      7,612,721
MIST American Funds International Sub-Account               2,042,977   15,118,143     7,299,118      1,075,107
MIST American Funds Moderate Allocation Sub-Account         9,578,012   83,830,269    39,176,366      1,990,739
MIST Met/Templeton Growth Sub-Account                         168,441    1,450,507     1,418,842         65,808
MIST Met/Franklin Mutual Shares Sub-Account                 1,269,844    9,654,207     5,023,777        490,878
MIST Met/Franklin Templeton Founding Strategy Sub-Account   3,638,685   29,087,357    10,196,466      2,349,009
MIST Met/Templeton International Bond Sub-Account             280,179    3,340,390     3,976,399        949,553
MIST Met/Eaton Vance Floating Rate Sub-Account (a)             93,009      935,852     1,048,342        114,214
Russell Multi-Style Equity Sub-Account                          2,576       30,191           970         18,464
Russell Aggressive Equity Sub-Account                             414        4,843           143          2,546
Russell Non-U.S. Sub-Account                                    1,876       18,957           670          8,668
Russell Core Bond Sub-Account                                   4,882       49,903         4,581         19,137
Russell Real Estate Securities Sub-Account                        605        7,638           205          3,386
Invesco V.I. International Growth Sub-Account                 172,091    4,242,521     2,317,940        203,035
Invesco V.I. Global Real Estate Sub-Account                    35,020      405,353       248,290         25,884
Invesco V.I. U.S. Mid Cap Value Sub-Account                    58,605      648,903       337,840         38,061
Invesco V.I. Growth and Income Sub-Account                    406,142    6,773,025     2,635,832        124,170
Invesco Van Kampen V.I. Equity and Income Sub-Account         737,215    9,802,935     3,479,526        313,220
Putnam VT Equity Income Sub-Account                             1,279       17,654           305         20,771
Putnam VT Multi-Cap Growth Sub-Account (b)                      7,778      141,766       154,751         13,609
FTVIPT Templeton Foreign Securities Sub-Account             1,132,665   17,840,522     1,317,495      2,239,835
FTVIPT Templeton Growth Securities Sub-Account                136,798    1,635,250       159,676        106,082
FTVIPT Templeton Global Bond Securities Sub-Account           238,634    4,272,143     2,656,323        312,358
FTVIPT Mutual Shares Securities Sub-Account                   198,438    3,334,144       665,365        220,855
FTVIPT Franklin Income Securities Sub-Account               1,461,112   22,799,786     3,136,747      2,116,147
FTVIPT Franklin Small Cap Value Securities Sub-Account         52,053      691,761       366,704         26,871
Fidelity VIP Equity-Income Sub-Account                          3,470       73,338         1,359          1,394
Fidelity VIP Mid Cap Sub-Account                              225,027    5,865,194     2,566,792        185,725
Fidelity VIP Contrafund Sub-Account                           691,629   18,796,605     1,962,924      1,762,023
MSF MetLife Stock Index Sub-Account                         1,061,052   30,126,005     4,539,038      1,925,836
MSF Artio International Stock Sub-Account                      34,161      409,280        28,145         30,793
MSF BlackRock Bond Income Sub-Account                          78,089    8,183,347     2,484,856      1,472,646
MSF BlackRock Money Market Sub-Account                        803,003   80,300,653    64,584,555     53,340,729
MSF Davis Venture Value Sub-Account                         2,074,862   59,259,498     6,485,191      3,565,919
MSF Met/Artisan Mid Cap Value Sub-Account                      85,200   17,603,337       993,959      1,602,030
MSF Jennison Growth Sub-Account                             2,308,946   24,777,293     4,111,330      3,124,434
MSF MFS Total Return Sub-Account                               70,764    9,600,729     1,294,870      1,156,387
MSF Western Asset Management Strategic Bond Opportunities
  Sub-Account                                                   2,336       28,470         1,742          1,262
MSF Western Asset Management U.S. Government Sub-Account    2,236,597   26,773,616    18,231,234      9,341,303
MSF T. Rowe Price Small Cap Growth Sub-Account                 41,748      457,355        50,432        177,296
MSF T. Rowe Price Large Cap Growth Sub-Account                 58,211      800,253        16,973         81,444
MSF Loomis Sayles Small Cap Growth Sub-Account                 42,048      353,391        52,572         37,544
MSF Neuberger Berman Genesis Sub-Account                        1,394       21,388           781          4,170
MSF Oppenheimer Global Equity Sub-Account                      52,477      710,452       187,034         97,678

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS -- (CONCLUDED)

                                                                                                FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2010            DECEMBER 31, 2010
                                                              ----------------------- ----------------------------
                                                                                            COST OF       PROCEEDS
                                                                 SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                              --------- ------------- ------------- --------------
MSF FI Value Leaders Sub-Account                                  3,500       470,290       170,032        163,633
MSF MetLife Aggressive Allocation Sub-Account                   171,248     1,932,339       194,191        111,126
MSF MetLife Conservative Allocation Sub-Account                 199,171     2,078,019       978,445        850,823
MSF MetLife Conservative to Moderate Allocation Sub-Account     198,896     2,071,381       133,518        242,053
MSF MetLife Moderate Allocation Sub-Account                   1,576,910    16,099,972     2,819,969      2,312,935
MSF MetLife Moderate to Aggressive Allocation Sub-Account       837,415     8,323,567     1,376,523      1,170,942
MSF MFS Value Sub-Account                                       349,438     4,141,680     1,382,341        658,295
MSF Loomis Sayles Small Cap Core Sub-Account                      1,861       330,324       285,396         45,270
MSF Met/Dimensional International Small Company
  Sub-Account                                                   130,957     1,820,614     1,428,767        461,231
MSF Barclays Capital Aggregate Bond Index Sub-Account           514,794     5,593,595     4,292,819      1,051,396
MSF Van Eck Global Natural Resources Sub-Account                370,527     5,597,979     4,856,744        400,116
MSF BlackRock Legacy Large Cap Growth Sub-Account                37,746       740,910       343,390        228,429
MSF MetLife Mid Cap Stock Index Sub-Account                     211,304     2,398,555     2,009,623        341,285
MSF Morgan Stanley EAFE Index Sub-Account                       249,206     2,658,962     2,357,131        368,009
MSF Russell 2000 Index Sub-Account                              237,953     2,566,761     2,354,179        419,374
MSF Neuberger Berman Mid Cap Value Sub-Account                    5,759        95,322       115,211         25,665
PIMCO VIT High Yield Sub-Account                                 17,904       119,166        60,791         95,932
PIMCO VIT Low Duration Sub-Account                               17,434       176,428        86,222        114,982
Pioneer VCT Bond Sub-Account                                      4,223        46,529         3,836          5,682
Pioneer VCT Emerging Markets Sub-Account                          1,564        32,680           205          2,685
Pioneer VCT Equity Income Sub-Account                             1,025        15,758           406          3,522
Pioneer VCT Mid Cap Value Sub-Account                            85,706     1,438,576       277,259         91,393
Pioneer VCT Ibbotson Growth Allocation Sub-Account                  396         2,709            75            106
Pioneer VCT Real Estate Shares Sub-Account                          445         2,590           160            140
American Funds Bond Sub-Account                                 589,917     6,138,283     3,084,120        222,059
American Funds Global Growth Sub-Account                      1,108,922    23,703,148     2,164,052      2,193,941
American Funds Growth-Income Sub-Account                        750,714    27,736,190     2,429,936      2,232,376
American Funds Growth Sub-Account                               849,216    46,229,831     4,503,067      2,517,552
American Funds Global Small Capitalization Sub-Account          152,937     2,495,409     1,150,679        139,679
UIF U.S. Real Estate Sub-Account                                289,457     4,156,680       507,152        525,343
LMPVET ClearBridge Variable Small Cap Growth Sub-Account        164,186     2,113,867       672,954        275,878
LMPVET ClearBridge Variable Large Cap Value Sub-Account          77,162     1,072,461       104,835         88,905
LMPVET ClearBridge Variable Fundamental All Cap Value
  Sub-Account                                                   347,972     6,965,270       987,475        407,756
LMPVET ClearBridge Variable Appreciation Sub-Account            479,140    10,988,219     3,261,044        178,011
LMPVET ClearBridge Variable Aggressive Growth
  Sub-Account                                                   700,743    10,438,577       833,342      1,366,367
LMPVET ClearBridge Variable Large Cap Growth Sub-Account .       22,393       345,280        16,257        164,641
LMPVET ClearBridge Variabe Equity Income Builder
  Sub-Account                                                   786,503     9,342,324     1,262,119        813,921
LMPVET ClearBridge Variable Dividend Strategy Sub-Account .      43,603       430,208        31,359         46,382
LMPVET Investment Counsel Variable Social Awareness
  Sub-Account                                                       422        11,154           703          1,067
LMPVET ClearBridge Variable Capital Sub-Account                  72,863     1,081,071        27,302        156,960
LMPVET Variable Lifestyle Allocation 50% Sub-Account            115,967     1,287,546       323,903         90,336
LMPVET Variable Lifestyle Allocation 70% Sub-Account             21,035       229,652        15,128         15,539
LMPVET Variable Lifestyle Allocation 85% Sub-Account             76,081       761,001       177,123         25,331
LMPVIT Western Asset Variable Global High Yield Bond
  Sub-Account                                                   711,826     5,918,734     1,398,281        688,398
LMPVIT Western Asset Variable Adjustable Rate Income
  Sub-Account                                                    26,230       243,756        93,159        315,366
Oppenheimer VA Main Street Small Cap Sub-Account                165,723     2,207,589       983,165         78,711

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period September 27, 2010 to December 31, 2010.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                      MIST LORD ABBETT          MIST LORD ABBETT       MIST LORD ABBETT
                                     GROWTH AND INCOME            BOND DEBENTURE          MID CAP VALUE
                                           SUB-ACCOUNT               SUB-ACCOUNT            SUB-ACCOUNT
                                  ----------------------- ------------------------- ----------------------
                                      2010        2009         2010         2009        2010       2009
                                  ----------- ----------- ------------ ------------ ----------- ----------
Units beginning of year            866,452     832,331    1,343,714    1,268,542     510,722    342,667
Units issued and transferred
  from other funding options       156,731     144,548      219,641      299,946     224,312    251,370
Units redeemed and transferred to
  other funding options           (127,372)   (110,427)    (266,515)    (224,774)   (130,700)   (83,315)
                                  ----------- ----------- ------------ ------------ ----------- ----------
Units end of year                  895,811     866,452    1,296,840    1,343,714     604,334    510,722
                                  =========== =========== ============ ============ =========== ==========

                                                                                           MIST T. ROWE PRICE
                                  MIST PIMCO TOTAL RETURN       MIST RCM TECHNOLOGY            MID CAP GROWTH
                                              SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
                                  -------------------------- ------------------------- -------------------------
                                        2010         2009         2010         2009         2010         2009
                                  ------------- ------------ ------------ ------------ ------------ ------------
Units beginning of year            7,455,353    4,431,085    1,278,443    1,035,681    2,676,582    2,312,092
Units issued and transferred
  from other funding options       4,912,177    3,991,749      616,255      421,075      867,221      797,694
Units redeemed and transferred to
  other funding options           (1,912,979)    (967,481)    (356,442)    (178,313)    (536,004)    (433,204)
                                  ------------- ------------ ------------ ------------ ------------ ------------
Units end of year                 10,454,551    7,455,353    1,538,256    1,278,443    3,007,799    2,676,582
                                  ============= ============ ============ ============ ============ ============

                                    MIST HARRIS OARKMARK         MIST THIRD AVENUE                  MIST PIMCO
                                           INTERNATIONAL           SMALL CAP VALUE    INFLATION PROTECTED BOND
                                             SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT
                                  ------------------------- ------------------------- ---------------------------
                                       2010         2009         2010         2009          2010          2009
                                  ------------ ------------ ------------ ------------ ------------- -------------
Units beginning of year           2,208,108    2,198,029    1,786,888    1,678,516     5,030,576     3,147,910
Units issued and transferred
  from other funding options        640,480      449,809      297,334      359,209     2,095,412     2,568,736
Units redeemed and transferred to
  other funding options            (416,641)    (439,730)    (256,543)    (250,837)   (1,061,769)     (686,070)
                                  ------------ ------------ ------------ ------------ ------------- -------------
Units end of year                 2,431,947    2,208,108    1,827,679    1,786,888     6,064,219     5,030,576
                                  ============ ============ ============ ============ ============= =============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.

                                 MIST LEGG MASON
      MIST OPPENHEIMER               CLEARBRIDGE    MIST MORGAN STANLEY
  CAPITAL APPRECIATION         AGGRESSIVE GROWTH         MID CAP GROWTH
           SUB-ACCOUNT               SUB-ACCOUNT            SUB-ACCOUNT
------------------------- ------------------------- ----------------------
     2010         2009         2010         2009       2010        2009
------------ ------------ ------------ ------------ ---------- -----------
2,125,760    2,244,732    1,592,359    1,634,211    312,816     266,325
  135,480      150,398      246,688      181,806     97,436     103,525
 (275,277)    (269,370)    (229,283)    (223,658)   (90,459)    (57,034)
------------ ------------ ------------ ------------ ---------- -----------
1,985,963    2,125,760    1,609,764    1,592,359    319,793     312,816
============ ============ ============ ============ ========== ===========

              MIST MFS                                      MIST INVESCO
RESEARCH INTERNATIONAL     MIST LAZARD MID CAP          SMALL CAP GROWTH
           SUB-ACCOUNT             SUB-ACCOUNT               SUB-ACCOUNT
------------------------- ----------------------- -------------------------
     2010         2009        2010        2009         2010         2009
------------ ------------ ----------- ----------- ------------ ------------
2,589,893    2,552,914     900,708     809,619    1,169,497    1,042,611
  480,116      483,078     213,334     232,659      272,982      326,134
 (519,276)    (446,099)   (224,108)   (141,570)    (235,055)    (199,248)
------------ ------------ ----------- ----------- ------------ ------------
2,550,733    2,589,893     889,934     900,708    1,207,424    1,169,497
============ ============ =========== =========== ============ ============

   MIST CLARION GLOBAL             MIST TURNER        MIST GOLDMAN SACHS
           REAL ESTATE          MID CAP GROWTH             MID CAP VALUE
           SUB-ACCOUNT             SUB-ACCOUNT               SUB-ACCOUNT
------------------------- ----------------------- -------------------------
     2010         2009        2010        2009         2010         2009
------------ ------------ ----------- ----------- ------------ ------------
1,131,782    1,013,561     617,332     578,624    1,092,327    1,193,942
  234,211      327,570     144,146     146,716      148,152       59,378
 (186,734)    (209,349)   (135,349)   (108,008)    (173,823)    (160,993)
------------ ------------ ----------- ----------- ------------ ------------
1,179,259    1,131,782     626,129     617,332    1,066,656    1,092,327
============ ============ =========== =========== ============ ============

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                              MIST METLIFE                MIST METLIFE                MIST METLIFE
                                        DEFENSIVE STRATEGY           MODERATE STRATEGY           BALANCED STRATEGY
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                        2010          2009          2010          2009          2010          2009
                                  ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year           11,376,437     7,796,898    16,067,670    13,256,018    31,446,847    26,886,863
Units issued and transferred
  from other funding options       4,341,946     5,572,718     7,517,715     5,896,196    12,230,965     8,679,347
Units redeemed and transferred to
  other funding options           (2,315,357)   (1,993,179)   (2,267,857)   (3,084,544)   (3,751,081)   (4,119,363)
                                  ------------- ------------- ------------- ------------- ------------- -------------
Units end of year                 13,403,026    11,376,437    21,317,528    16,067,670    39,926,731    31,446,847
                                  ============= ============= ============= ============= ============= =============

                                               MIST SSGA           MIST VAN KAMPEN           MIST LEGG MASON
                                   GROWTH AND INCOME ETF                  COMSTOCK              VALUE EQUITY
                                             SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
                                  ------------------------- ------------------------- -------------------------
                                       2010         2009         2010         2009         2010         2009
                                  ------------ ------------ ------------ ------------ ------------ ------------
Units beginning of year           1,974,559      142,282    1,794,388    1,345,513    1,247,116    1,025,573
Units issued and transferred
  from other funding options      3,423,575    1,971,054      375,542      709,044      426,552      399,549
Units redeemed and transferred to
  other funding options            (277,136)    (138,777)    (372,349)    (260,169)    (245,677)    (178,006)
                                  ------------ ------------ ------------ ------------ ------------ ------------
Units end of year                 5,120,998    1,974,559    1,797,581    1,794,388    1,427,991    1,247,116
                                  ============ ============ ============ ============ ============ ============

                                                                                      MIST PIONEER
                                   MIST JANUS FORTY     MIST PIONEER FUND         STRATEGIC INCOME
                                        SUB-ACCOUNT           SUB-ACCOUNT              SUB-ACCOUNT
                                  -------------------- --------------------- ------------------------
                                     2010      2009       2010       2009         2010        2009
                                  ---------- --------- ---------- ---------- ------------ -----------
Units beginning of year            33,785    28,273    197,630     66,469      674,653     508,820
Units issued and transferred
  from other funding options       29,467    13,437    209,861    149,199      814,724     275,230
Units redeemed and transferred to
  other funding options           (11,547)   (7,925)   (48,343)   (18,038)    (121,807)   (109,397)
                                  ---------- --------- ---------- ---------- ------------ -----------
Units end of year                  51,705    33,785    359,148    197,630    1,367,570     674,653
                                  ========== ========= ========== ========== ============ ===========

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.

            MIST METLIFE              MIST METLIFE
         GROWTH STRATEGY       AGGRESSIVE STRATEGY      MIST SSGA GROWTH ETF
             SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- ------------------------- -------------------------
      2010          2009         2010         2009         2010         2009
------------- ------------- ------------ ------------ ------------ ------------
34,986,731    32,877,486    6,042,724    5,804,501    1,558,817      186,691
 2,653,790     6,168,547    1,140,559      812,305    1,393,602    1,506,607
(3,940,303)   (4,059,302)    (482,037)    (574,082)    (882,874)    (134,481)
------------- ------------- ------------ ------------ ------------ ------------
33,700,218    34,986,731    6,701,246    6,042,724    2,069,545    1,558,817
============= ============= ============ ============ ============ ============

               MIST MFS        MIST LOOMIS SAYLES         MIST BLACKROCK
EMERGING MARKETS EQUITY            GLOBAL MARKETS             HIGH YIELD
            SUB-ACCOUNT               SUB-ACCOUNT            SUB-ACCOUNT
-------------------------- ------------------------- ----------------------
     2010          2009         2010         2009        2010       2009
------------ ------------- ------------ ------------ ----------- ----------
2,332,923     1,936,402    1,074,515      951,326     453,735    122,673
1,196,490       901,989      358,439      251,170     472,266    429,086
 (556,322)     (505,468)    (243,644)    (127,981)   (242,971)   (98,024)
------------ ------------- ------------ ------------ ----------- ----------
2,973,091     2,332,923    1,189,310    1,074,515     683,030    453,735
============ ============= ============ ============ =========== ==========

       MIST DREMAN       MIST BLACKROCK           MIST RAINIER
   SMALL CAP VALUE       LARGE CAP CORE       LARGE CAP EQUITY
       SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT
--------------------- -------------------- ----------------------
   2010       2009       2010      2009        2010       2009
---------- ---------- ---------- --------- ----------- ----------
319,511    303,425     93,011    63,708     502,429    415,413
 37,377     57,116     55,708    33,353     184,414    172,581
(72,522)   (41,030)   (24,208)   (4,050)   (298,213)   (85,565)
---------- ---------- ---------- --------- ----------- ----------
284,366    319,511    124,511    93,011     388,630    502,429
========== ========== ========== ========= =========== ==========

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                       MIST AMERICAN FUNDS                                   MIST AMERICAN FUNDS
                                       BALANCED ALLOCATION    MIST AMERICAN FUNDS BOND                    GROWTH
                                               SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
                                  --------------------------- --------------------------- -------------------------
                                        2010          2009         2010           2009         2010         2009
                                  ------------- ------------- ------------ -------------- ------------ ------------
Units beginning of year            9,334,292     3,473,919    1,329,950        293,127    2,269,453      856,326
Units issued and transferred
  from other funding options       7,285,694     7,509,414    1,448,230      1,211,788    2,405,718    1,884,222
Units redeemed and transferred to
  other funding options           (1,239,955)   (1,649,041)    (945,806)      (174,965)    (485,937)    (471,095)
                                  ------------- ------------- ------------ -------------- ------------ ------------
Units end of year                 15,380,031     9,334,292    1,832,374      1,329,950    4,189,234    2,269,453
                                  ============= ============= ============ ============== ============ ============

                                                                  MIST MET/FRANKLIN              MIST MET/FRANKLIN
                                  MIST MET/TEMPLETON GROWTH           MUTUAL SHARES    TEMPLETON FOUNDING STRATEGY
                                                SUB-ACCOUNT             SUB-ACCOUNT                    SUB-ACCOUNT
                                  ---------------------------- ----------------------- ------------------------------
                                     2010              2009         2010       2009         2010              2009
                                  ---------- ----------------- ------------ ---------- ------------ -----------------
Units beginning of year            14,362             2,313      713,224    121,515    2,790,089         1,095,124
Units issued and transferred
  from other funding options      117,051            13,721      697,514    657,841    1,406,861         2,245,637
Units redeemed and transferred to
  other funding options            (6,193)           (1,672)    (144,728)   (66,132)    (476,590)         (550,672)
                                  ---------- ----------------- ------------ ---------- ------------ -----------------
Units end of year                 125,220            14,362    1,266,010    713,224    3,720,360         2,790,089
                                  ========== ================= ============ ========== ============ =================

                                  RUSSELL AGGRESSIVE EQUITY    RUSSELL NON-U.S.    RUSSELL CORE BOND
                                                SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                  ---------------------------- ------------------- --------------------
                                  2010                 2009     2010       2009      2010       2009
                                  ------- -------------------- -------- ---------- --------- ----------
Units beginning of year            576                  555    2,565      2,639     4,087      4,134
Units issued and transferred
  from other funding options        10                   22       47         11        63         68
Units redeemed and transferred to
  other funding options           (205)                  (1)    (816)       (85)   (1,130)      (115)
                                  ------- -------------------- -------- ---------- --------- ----------
Units end of year                  381                  576    1,796      2,565     3,020      4,087
                                  ======= ==================== ======== ========== ========= ==========

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.

     MIST AMERICAN FUNDS       MIST AMERICAN FUNDS       MIST AMERICAN FUNDS
       GROWTH ALLOCAITON             INTERNATIONAL       MODERATE ALLOCATION
             SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- ------------------------- -------------------------
      2010          2009         2010         2009         2010         2009
------------- ------------- ------------ ------------ ------------ ------------
 8,086,173     3,827,807    1,197,511      528,117    5,591,093    1,593,813
 2,182,501     5,653,746    1,061,941      923,380    4,567,287    4,618,291
(1,345,522)   (1,395,380)    (286,756)    (253,986)    (662,627)    (621,011)
------------- ------------- ------------ ------------ ------------ ------------
 8,923,152     8,086,173    1,972,696    1,197,511    9,495,753    5,591,093
============= ============= ============ ============ ============ ============

                          MIST MET/
MIST MET/TEMPLETON      EATON VANCE
INTERNATIONAL BOND    FLOATING RATE    RUSSELL MULTI-STYLE EQUITY
       SUB-ACCOUNT      SUB-ACCOUNT                   SUB-ACCOUNT
--------------------- ---------------- -----------------------------
   2010    2009 (a)         2010 (b)     2010                2009
---------- ---------- ---------------- --------- -------------------
 30,597         --               --     5,994               5,880
344,595     33,048          109,063        75                 130
(89,372)    (2,451)         (15,020)   (2,122)                (16)
---------- ---------- ---------------- --------- -------------------
285,820     30,597           94,043     3,947               5,994
========== ========== ================ ========= ===================

                                          INVESCO V.I.          INVESCO V.I.
RUSSELL REAL ESTATE SECURITIES    INTERNATIONAL GROWTH    GLOBAL REAL ESTATE
                   SUB-ACCOUNT             SUB-ACCOUNT           SUB-ACCOUNT
------------------------------ ----------------------- ---------------------
2010                   2009       2010         2009      2010        2009
------- ---------------------- ---------- ------------ --------- -----------
 435                    416    101,307       54,308    30,308      17,685
   1                     30    110,316       59,245    33,898      15,399
(126)                   (11)   (20,550)     (12,246)   (4,958)     (2,776)
------- ---------------------- ---------- ------------ --------- -----------
 310                    435    191,073      101,307    59,248      30,308
======= ====================== ========== ============ ========= ===========

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                                                                         INVESCO
                                        INVESCO V.I.          INVESCO V.I.       VAN KAMPEN V.I.
                                  U.S. MID CAP VALUE     GROWTH AND INCOME     EQUITY AND INCOME
                                         SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                  --------------------- --------------------- ---------------------
                                    2010        2009       2010       2009       2010       2009
                                  --------- ----------- ---------- ---------- ---------- ----------
Units beginning of year           38,678      18,522    271,949    178,352    452,666    366,355
Units issued and transferred
  from other funding options      36,537      23,222    166,376    127,646    257,741    160,440
Units redeemed and transferred to
  other funding options           (4,384)     (3,066)   (24,947)   (34,049)   (43,426)   (74,129)
                                  --------- ----------- ---------- ---------- ---------- ----------
Units end of year                 70,831      38,678    413,378    271,949    666,981    452,666
                                  ========= =========== ========== ========== ========== ==========

                                   FTVIPT TEMPLETON          FTVIPT TEMPLETON                      FTVIPT
                                  GROWTH SECURITIES    GLOBAL BOND SECURITIES    MUTUAL SHARES SECURITIES
                                        SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT
                                  -------------------- ------------------------- ---------------------------
                                     2010      2009       2010           2009       2010             2009
                                  ---------- --------- ---------- -------------- ---------- ----------------
Units beginning of year            96,250    72,221    125,265         46,079    133,467          109,075
Units issued and transferred
  from other funding options       12,664    32,169    164,236         92,855     38,257           39,116
Units redeemed and transferred to
  other funding options            (8,730)   (8,140)   (26,223)       (13,669)   (15,514)         (14,724)
                                  ---------- --------- ---------- -------------- ---------- ----------------
Units end of year                 100,184    96,250    263,278        125,265    156,210          133,467
                                  ========== ========= ========== ============== ========== ================

                                  FIDELITY VIP MID CAP    FIDELITY VIP CONTRAFUND    MSF METLIFE STOCK INDEX
                                           SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                  ----------------------- -------------------------- --------------------------
                                     2010         2009       2010            2009         2010          2009
                                  ---------- ------------ ---------- --------------- ------------ -------------
Units beginning of year           103,331       63,464    407,284         391,868    2,209,022     1,910,760
Units issued and transferred
  from other funding options       79,680       53,212     71,466          65,241      516,635       655,337
Units redeemed and transferred to
  other funding options           (14,760)     (13,345)   (66,997)        (49,825)    (253,650)     (357,075)
                                  ---------- ------------ ---------- --------------- ------------ -------------
Units end of year                 168,251      103,331    411,753         407,284    2,472,007     2,209,022
                                  ========== ============ ========== =============== ============ =============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.

                             PUTNAM VT
                             MULTI-CAP        FTVIPT TEMPLETON
PUTNAM VT EQUITY INCOME         GROWTH      FOREIGN SECURITIES
            SUB-ACCOUNT    SUB-ACCOUNT             SUB-ACCOUNT
-------------------------- -------------- -----------------------
  2010             2009        2010 (c)       2010        2009
--------- ---------------- -------------- ----------- -----------
 2,414            7,046             --     822,049     795,639
    --                1         28,641      83,740     134,664
(1,354)          (4,633)        (4,248)   (144,901)   (108,254)
--------- ---------------- -------------- ----------- -----------
 1,060            2,414         24,393     760,888     822,049
========= ================ ============== =========== ===========

   FTVIPT FRANKLIN               FTVIPT FRANKLIN
 INCOME SECURITIES    SMALL CAP VALUE SECURITIES    FIDELITY VIP EQUITY-INCOME
       SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
--------------------- ----------------------------- -----------------------------
   2010       2009      2010                2009     2010                 2009
---------- ---------- --------- ------------------- -------- --------------------
479,493    459,807    47,999              22,866    4,629                3,252
 64,037     77,843    48,176              28,467       11                1,409
(67,429)   (58,157)   (5,780)             (3,334)     (52)                 (32)
---------- ---------- --------- ------------------- -------- --------------------
476,101    479,493    90,395              47,999    4,588                4,629
========== ========== ========= =================== ======== ====================

                                                                   MSF BLACKROCK MONEY
MSF ARTIO INTERNATIONAL STOCK    MSF BLACKROCK BOND INCOME                      MARKET
                  SUB-ACCOUNT                  SUB-ACCOUNT                 SUB-ACCOUNT
------------------------------- ---------------------------- ---------------------------
  2010                  2009       2010              2009          2010          2009
--------- --------------------- ---------- ----------------- ------------- -------------
23,948                25,650    149,987           117,368     6,557,813     5,413,169
 2,188                 3,741     51,287            50,834     8,156,566     6,733,508
(2,293)               (5,443)   (36,579)          (18,215)   (7,439,016)   (5,588,864)
--------- --------------------- ---------- ----------------- ------------- -------------
23,843                23,948    164,695           149,987     7,275,363     6,557,813
========= ===================== ========== ================= ============= =============

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                                                    MSF MET/ARTISAN
                                  MSF DAVIS VENTURE VALUE             MID CAP VALUE       MSF JENNISON GROWTH
                                              SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
                                  -------------------------- ------------------------- -------------------------
                                       2010          2009         2010         2009         2010         2009
                                  ------------ ------------- ------------ ------------ ------------ ------------
Units beginning of year           4,731,303     4,388,150    1,071,935    1,096,469    2,173,362    1,875,682
Units issued and transferred
  from other funding options        903,436       973,558      133,472      154,522      553,043      616,909
Units redeemed and transferred to
  other funding options            (631,251)     (630,405)    (169,237)    (179,056)    (428,953)    (319,229)
                                  ------------ ------------- ------------ ------------ ------------ ------------
Units end of year                 5,003,488     4,731,303    1,036,170    1,071,935    2,297,452    2,173,362
                                  ============ ============= ============ ============ ============ ============

                                  MSF T. ROWE PRICE SMALL CAP    MSF T. ROWE PRICE    MSF LOOMIS SAYLES
                                                       GROWTH     LARGE CAP GROWTH     SMALL CAP GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                  ------------------------------ -------------------- --------------------
                                     2010                2009      2010       2009      2010       2009
                                  ---------- ------------------- --------- ---------- --------- ----------
Units beginning of year            46,194              36,708    66,384     66,188    34,404     25,103
Units issued and transferred
  from other funding options        4,387              14,347     1,862      7,580     6,114     11,081
Units redeemed and transferred to
  other funding options           (12,259)             (4,861)   (6,225)    (7,384)   (3,797)    (1,780)
                                  ---------- ------------------- --------- ---------- --------- ----------
Units end of year                  38,322              46,194    62,021     66,384    36,721     34,404
                                  ========== =================== ========= ========== ========= ==========

                                            MSF METLIFE                MSF METLIFE    MSF METLIFE CONSERVATIVE TO
                                  AGGRESSIVE ALLOCATION    CONSERVATIVE ALLOCATION            MODERATE ALLOCATION
                                            SUB-ACCOUNT                SUB-ACCOUNT                    SUB-ACCOUNT
                                  ------------------------ -------------------------- ------------------------------
                                     2010          2009       2010            2009       2010                2009
                                  ---------- ------------- ---------- --------------- ---------- -------------------
Units beginning of year           157,406       153,264    180,547         133,983    202,843             193,745
Units issued and transferred
  from other funding options       18,557        11,348     78,278          94,346      5,339              42,951
Units redeemed and transferred to
  other funding options            (8,646)       (7,206)   (70,286)        (47,782)   (18,535)            (33,853)
                                  ---------- ------------- ---------- --------------- ---------- -------------------
Units end of year                 167,317       157,406    188,539         180,547    189,647             202,843
                                  ========== ============= ========== =============== ========== ===================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.

                                MSF WESTERN ASSET         MSF WESTERN ASSET
                        MANAGEMENT STRATEGIC BOND                MANAGEMENT
MSF MFS TOTAL RETURN                OPPORTUNITIES           U.S. GOVERNMENT
         SUB-ACCOUNT                  SUB-ACCOUNT               SUB-ACCOUNT
----------------------- ---------------------------- -------------------------
   2010         2009     2010                2009         2010         2009
---------- ------------ -------- ------------------- ------------ ------------
212,740      201,206    1,213               1,313    1,092,065      742,282
 29,219       46,332       --                  --    1,246,458      760,797
(30,836)     (34,798)     (32)               (100)    (737,314)    (411,014)
---------- ------------ -------- ------------------- ------------ ------------
211,123      212,740    1,181               1,213    1,601,209    1,092,065
========== ============ ======== =================== ============ ============

MSF NEUBERGER BERMAN    MSF OPPENHIEMER GLOBAL
             GENESIS                    EQUITY    MSF FI VALUE LEADERS
         SUB-ACCOUNT               SUB-ACCOUNT             SUB-ACCOUNT
----------------------- ------------------------- -----------------------
   2010         2009      2010            2009       2010         2009
---------- ------------ --------- --------------- ---------- ------------
  1,190        1,092    37,234          26,913     28,142       25,904
     68          144    11,357          15,022     10,577       15,166
   (296)         (46)   (6,246)         (4,701)   (10,099)     (12,928)
---------- ------------ --------- --------------- ---------- ------------
    962        1,190    42,345          37,234     28,620       28,142
========== ============ ========= =============== ========== ============

           MSF METLIFE    MSF METLIFE MODERATE TO
   MODERATE ALLOCATION      AGGRESSIVE ALLOCATION         MSF MFS VALUE
           SUB-ACCOUNT                SUB-ACCOUNT           SUB-ACCOUNT
------------------------- -------------------------- ---------------------
     2010         2009        2010           2009       2010       2009
------------ ------------ ----------- -------------- ---------- ----------
1,468,099    1,102,766     811,140        722,722    240,463    153,826
  234,244      608,238     118,217        431,393    105,069    104,250
 (194,573)    (242,905)   (107,050)      (342,975)   (51,220)   (17,613)
------------ ------------ ----------- -------------- ---------- ----------
1,507,770    1,468,099     822,307        811,140    294,312    240,463
============ ============ =========== ============== ========== ==========

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                  MSF LOOMIS SAYLES            MSF MET/DIMENSIONAL    MSF BARCLAYS CAPITAL
                                     SMALL CAP CORE    INTERNATIONAL SMALL COMPANY    AGGREGATE BOND INDEX
                                        SUB-ACCOUNT                    SUB-ACCOUNT             SUB-ACCOUNT
                                  -------------------- ------------------------------ -----------------------
                                    2010    2009 (d)      2010                2009       2010      2009 (a)
                                  --------- ---------- ---------- ------------------- ---------- ------------
Units beginning of year            3,472         --     68,838               5,465    163,044           --
Units issued and transferred
  from other funding options      10,136      3,496     95,652              90,620    297,374      166,152
Units redeemed and transferred to
  other funding options           (1,445)       (24)   (37,612)            (27,247)   (86,495)      (3,108)
                                  --------- ---------- ---------- ------------------- ---------- ------------
Units end of year                 12,163      3,472    126,878              68,838    373,923      163,044
                                  ========= ========== ========== =================== ========== ============

                                  MSF MORGAN STANLEY                              MSF NEUBERGER BERMAN
                                          EAFE INDEX    MSF RUSSELL 2000 INDEX           MID CAP VALUE
                                         SUB-ACCOUNT               SUB-ACCOUNT             SUB-ACCOUNT
                                  --------------------- ------------------------- -----------------------
                                     2010    2009 (a)      2010        2009 (a)     2010       2009 (d)
                                  ---------- ---------- ---------- -------------- --------- -------------
Units beginning of year            60,518         --     48,032             --       206            --
Units issued and transferred
  from other funding options      216,345     61,302    171,166         51,401     5,746           413
Units redeemed and transferred to
  other funding options           (40,970)      (784)   (38,100)        (3,369)   (1,157)         (207)
                                  ---------- ---------- ---------- -------------- --------- -------------
Units end of year                 235,893     60,518    181,098         48,032     4,795           206
                                  ========== ========== ========== ============== ========= =============

                                       PIONEER VCT
                                  EMERGING MARKETS    PIONEER VCT EQUITY INCOME    PIONEER VCT MID CAP VALUE
                                       SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
                                  ------------------- ---------------------------- ----------------------------
                                   2010    2009 (d)    2010             2009 (d)     2010               2009
                                  -------- ---------- -------- ------------------- --------- ------------------
Units beginning of year           2,657         --    1,223                  --    39,695             36,146
Units issued and transferred
  from other funding options          3      3,314       --               2,241    10,680              8,484
Units redeemed and transferred to
  other funding options            (107)      (657)    (175)             (1,018)   (3,872)            (4,935)
                                  -------- ---------- -------- ------------------- --------- ------------------
Units end of year                 2,553      2,657    1,048               1,223    46,503             39,695
                                  ======== ========== ======== =================== ========= ==================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.

MSF VAN ECK GLOBAL    MSF BLACKROCK LEGACY            MSF METLIFE
 NATURAL RESOURCES        LARGE CAP GROWTH    MID CAP STOCK INDEX
       SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
--------------------- ----------------------- ----------------------
   2010    2009 (a)      2010      2009 (a)      2010     2009 (a)
---------- ---------- ---------- ------------ ---------- -----------
 82,041         --     83,891           --     57,039          --
328,626     93,898     32,781       86,610    146,634      57,923
(53,769)   (11,857)   (16,857)      (2,719)   (31,439)       (884)
---------- ---------- ---------- ------------ ---------- -----------
356,898     82,041     99,815       83,891    172,234      57,039
========== ========== ========== ============ ========== ===========

PIMCO VIT HIGH YIELD    PIMCO VIT LOW DURATION    PIONEER VCT BOND
         SUB-ACCOUNT               SUB-ACCOUNT         SUB-ACCOUNT
----------------------- ------------------------- -------------------
  2010          2009      2010            2009     2010    2009 (d)
--------- ------------- --------- --------------- -------- ----------
10,757         8,385    14,162          12,236    4,399         --
 3,084        13,807     5,623           2,717      130      7,017
(5,638)      (11,435)   (7,598)           (791)    (399)    (2,618)
--------- ------------- --------- --------------- -------- ----------
 8,203        10,757    12,187          14,162    4,130      4,399
========= ============= ========= =============== ======== ==========

               PIONEER VCT           PIONEER VCT
IBBOTSON GROWTH ALLOCATION    REAL ESTATE SHARES    AMERICAN FUNDS BOND
               SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
----------------------------- --------------------- ----------------------
2010               2009 (d)   2010       2009 (d)      2010        2009
------- --------------------- ------- ------------- ---------- -----------
 283                    --     407            --    208,233     109,249
  --                   283      --           407    195,112     133,027
  (1)                   --      (1)           --    (28,288)    (34,043)
------- --------------------- ------- ------------- ---------- -----------
 282                   283     406           407    375,057     208,233
======= ===================== ======= ============= ========== ===========

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                  AMERICAN FUNDS GLOBAL        AMERICAN FUNDS
                                                 GROWTH         GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                            SUB-ACCOUNT           SUB-ACCOUNT              SUB-ACCOUNT
                                  ------------------------ --------------------- ------------------------
                                      2010         2009       2010       2009       2010          2009
                                  ----------- ------------ ---------- ---------- ---------- -------------
Units beginning of year            893,358      859,773    262,438    233,938    293,272       245,411
Units issued and transferred
  from other funding options       125,655      159,608     35,067     49,578     53,090        76,891
Units redeemed and transferred to
  other funding options           (131,107)    (126,023)   (34,627)   (21,078)   (39,383)      (29,030)
                                  ----------- ------------ ---------- ---------- ---------- -------------
Units end of year                  887,906      893,358    262,878    262,438    306,979       293,272
                                  =========== ============ ========== ========== ========== =============

                                                                LMPVET CLEARBRIDGE
                                        LMPVET CLEARBRIDGE    VARIABLE FUNDAMENTAL       LMPVET CLEARBRIDGE
                                  VARIABLE LARGE CAP VALUE           ALL CAP VALUE    VARIABLE APPRECIATION
                                               SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
                                  --------------------------- ----------------------- ------------------------
                                    2010              2009       2010         2009       2010          2009
                                  --------- ----------------- ---------- ------------ ---------- -------------
Units beginning of year           71,480            79,048    194,803      174,312    253,445       193,892
Units issued and transferred
  from other funding options       6,557            10,604     39,949       51,925    126,756       101,238
Units redeemed and transferred to
  other funding options           (6,029)          (18,172)   (20,826)     (31,434)   (24,675)      (41,685)
                                  --------- ----------------- ---------- ------------ ---------- -------------
Units end of year                 72,008            71,480    213,926      194,803    355,526       253,445
                                  ========= ================= ========== ============ ========== =============

                                          LMPVET CLEARBRIDGE    LMPVET INVESTMENT COUNSEL    LMPVET CLEARBRIDGE
                                  VARIABLE DIVIDEND STRATEGY    VARIABLE SOCIAL AWARENESS      VARIABLE CAPITAL
                                                 SUB-ACCOUNT                  SUB-ACCOUNT           SUB-ACCOUNT
                                  ----------------------------- ---------------------------- ---------------------
                                    2010                2009    2010                 2009       2010       2009
                                  --------- ------------------- ------- -------------------- ---------- ----------
Units beginning of year           46,857              57,114     359                  344     66,874     72,670
Units issued and transferred
  from other funding options       2,919               5,023      23                   31      3,748      1,563
Units redeemed and transferred to
  other funding options           (5,231)            (15,280)    (35)                 (16)   (13,287)    (7,359)
                                  --------- ------------------- ------- -------------------- ---------- ----------
Units end of year                 44,545              46,857     347                  359     57,335     66,874
                                  ========= =================== ======= ==================== ========== ==========

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.

             AMERICAN FUNDS                                   LMPVET CLEARBRIDGE
GLOBAL SMALL CAPITALIZATION    UIF U.S. REAL ESTATE    VARIABLE SMALL CAP GROWTH
                SUB-ACCOUNT             SUB-ACCOUNT                  SUB-ACCOUNT
------------------------------ ----------------------- ----------------------------
   2010                2009       2010         2009       2010              2009
---------- ------------------- ---------- ------------ ---------- -----------------
 66,754              34,506    137,424      107,050    133,833           113,589
 44,609              46,416     20,923       48,579     58,136            38,617
 (8,905)            (14,168)   (27,450)     (18,205)   (26,253)          (18,373)
---------- ------------------- ---------- ------------ ---------- -----------------
102,458              66,754    130,897      137,424    165,716           133,833
========== =================== ========== ============ ========== =================

                                                           LMPVET CLEARBRIDGE
        LMPVET CLEARBRIDGE           LMPVET CLEARBRIDGE       VARIABLE EQUITY
VARIABLE AGGRESSIVE GROWTH    VARIABLE LARGE CAP GROWTH        INCOME BUILDER
               SUB-ACCOUNT                  SUB-ACCOUNT           SUB-ACCOUNT
----------------------------- ---------------------------- ---------------------
    2010              2009       2010              2009       2010       2009
----------- ----------------- ---------- ----------------- ---------- ----------
 915,734           866,787     38,293            34,369    616,080    540,604
 119,015           170,911      1,523             5,542    100,007    112,661
(160,431)         (121,964)   (12,721)           (1,618)   (79,515)   (37,185)
----------- ----------------- ---------- ----------------- ---------- ----------
 874,318           915,734     27,095            38,293    636,572    616,080
=========== ================= ========== ================= ========== ==========

LMPVET VARIABLE LIFESTYLE    LMPVET VARIABLE LIFESTYLE    LMPVET VARIABLE LIFESTYLE
           ALLOCATION 50%               ALLOCATION 70%               ALLOCATION 85%
              SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
---------------------------- ---------------------------- ----------------------------
  2010               2009      2010               2009      2010               2009
--------- ------------------ --------- ------------------ --------- ------------------
66,323             51,774    15,956             25,139    52,840             29,209
18,589             22,922       814                664    13,597             36,139
(5,158)            (8,373)   (1,005)            (9,847)   (1,424)           (12,508)
--------- ------------------ --------- ------------------ --------- ------------------
79,754             66,323    15,765             15,956    65,013             52,840
========= ================== ========= ================== ========= ==================

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                  LMPVIT WESTERN ASSET    LMPVIT WESTERN ASSET
                                       VARIABLE GLOBAL     VARIABLE ADJUSTABLE           OPPENHEIMER VA
                                       HIGH YIELD BOND             RATE INCOME    MAIN STREET SMALL CAP
                                           SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
                                  ----------------------- ----------------------- ------------------------
                                     2010         2009       2010         2009       2010          2009
                                  ---------- ------------ ---------- ------------ ---------- -------------
Units beginning of year           276,974      269,405     47,173       51,320    107,367        51,363
Units issued and transferred
  from other funding options       66,425       63,441     10,139        4,274     75,040        69,910
Units redeemed and transferred to
  other funding options           (50,833)     (55,872)   (33,804)      (8,421)   (12,933)      (13,906)
                                  ---------- ------------ ---------- ------------ ---------- -------------
Units end of year                 292,566      276,974     23,508       47,173    169,474       107,367
                                  ========== ============ ========== ============ ========== =============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period September 27, 2010 to December 31, 2010.

(d) Commenced on November 10, 2008 and began transactions in 2009.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS

The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for the respective stated periods in the five years ended December 31, 2010:

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     ------------------------------------ --------------------------------------------------
                                                UNIT VALUE                INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                    LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ------------- ----------- ------------- ---------------- -------------------
MIST Lord Abbett Growth and     2010    895,811 46.48 - 54.55  42,995,646          1.01      0.75 - 1.95    14.76 - 16.14
  Income Sub-Account            2009    866,452 40.50 - 46.96  36,094,176          2.16      0.75 - 1.95    16.11 - 17.51
                                2008    832,331 34.88 - 39.97  29,752,070          1.51      0.75 - 1.95 (37.57) - (36.81)
                                2007    848,840 55.87 - 63.24  48,452,860          0.85      0.75 - 1.95      1.71 - 2.94
                                2006    738,630 47.17 - 61.44  41,381,558          1.44      0.75 - 2.30    15.11 - 16.91
MIST Lord Abbett Bond Debenture 2010  1,296,840 22.23 - 25.52  29,798,917          6.42      0.75 - 1.95    10.79 - 12.12
  Sub-Account                   2009  1,343,714 20.06 - 22.76  27,780,072          7.02      0.75 - 1.95    34.13 - 35.75
                                2008  1,268,542 14.96 - 16.77  19,475,363          4.29      0.75 - 1.95 (20.18) - (19.21)
                                2007  1,381,928 18.74 - 20.75  26,501,097          5.06      0.75 - 1.95      4.48 - 5.75
                                2006  1,228,977 17.79 - 19.63  22,493,452          6.46      0.75 - 1.95      7.05 - 8.33
MIST Lord Abbett Mid Cap Value  2010    604,334 23.81 - 27.96  15,151,640          0.57      0.75 - 1.95    23.11 - 24.59
  Sub-Account                   2009    510,722 19.34 - 22.44  10,348,382          1.87      0.75 - 1.95    24.09 - 25.59
                                2008    342,667 15.59 - 17.87   5,552,501          0.53      0.75 - 1.95 (39.96) - (39.23)
                                2007    257,255 26.10 - 29.40   6,954,577          0.64      0.75 - 1.90   (1.30) - (0.16)
                                2006    172,728 25.47 - 29.45   4,731,948          0.38      0.75 - 2.30     9.63 - 11.34
MIST Oppenheimer Capital        2010  1,985,963  7.97 - 10.44  16,437,524          0.44      0.75 - 1.95      7.29 - 8.57
  Appreciation Sub-Account      2009  2,125,760   7.43 - 9.65  16,330,725            --      0.75 - 1.95    40.93 - 42.64
                                2008  2,244,732   5.27 - 6.80  12,188,544          3.52      0.75 - 1.95 (46.99) - (46.34)
                                2007  2,418,972  9.95 - 12.72  24,671,347            --      0.75 - 1.95    12.07 - 13.43
                                2006  2,427,342  8.88 - 11.27  22,004,158          0.08      0.75 - 1.95      5.54 - 6.81
MIST Legg Mason ClearBridge     2010  1,609,764  7.16 - 10.56  11,951,497            --      1.30 - 1.95    21.40 - 22.32
  Aggressive Growth Sub-Account 2009  1,592,359   5.90 - 8.63   9,705,295            --      1.30 - 1.95    30.41 - 31.60
                                2008  1,634,211   4.53 - 6.56   7,613,664            --      1.30 - 1.95 (40.23) - (39.80)
                                2007  1,602,616  7.57 - 10.90  12,451,979            --      1.30 - 1.95      0.28 - 1.17
                                2006  1,487,231  7.55 - 10.77  11,494,590            --      1.30 - 1.95   (3.63) - (3.00)
MIST Morgan Stanley Mid Cap     2010    319,793 13.15 - 14.81   4,387,565          0.02      0.75 - 1.95    29.54 - 31.10
  Growth Sub-Account            2009    312,816 10.15 - 11.29   3,277,371            --      0.75 - 1.95    54.23 - 56.09
                                2008    266,325   6.61 - 7.23   1,791,803          1.32      0.75 - 1.90 (47.76) - (47.15)
                                2007    167,765 12.65 - 13.69   2,154,190            --      0.75 - 1.90    21.15 - 22.55
                                2006     39,178 10.20 - 11.17     421,282            --      0.75 - 2.30      5.91 - 7.56
MIST PIMCO Total Return         2010 10,454,551 15.53 - 17.47 167,621,978          3.34      0.75 - 1.95      6.08 - 7.36
  Sub-Account                   2009  7,455,353 14.64 - 16.27 112,145,924          6.46      0.75 - 1.95    15.75 - 17.15
                                2008  4,431,085 12.65 - 13.89  57,333,805          3.44      0.75 - 1.95   (1.53) - (0.34)
                                2007  3,364,195 12.85 - 13.94  44,128,005          3.02      0.75 - 1.95      5.48 - 6.76
                                2006  2,293,346 11.92 - 13.06  28,489,220          2.31      0.75 - 2.30      2.15 - 3.74

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                 AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                       -------------------------------------- --------------------------------------------------
                                                     UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                         LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       --------- ----------------- ---------- ------------- ---------------- -------------------
MIST RCM Technology               2010 1,538,256       6.56 - 6.97 10,403,372            --      1.30 - 1.95    25.23 - 26.04
  Sub-Account                     2009 1,278,443       5.24 - 5.53  6,887,517            --      1.30 - 1.95    55.91 - 56.92
                                  2008 1,035,681       3.36 - 3.53  3,567,317         12.95      1.30 - 1.95 (45.53) - (45.17)
                                  2007   888,157       6.17 - 6.43  5,605,992            --      1.30 - 1.95    28.97 - 29.82
                                  2006   739,279       4.78 - 4.95  3,605,818            --      1.30 - 1.95      3.32 - 3.99
MIST T. Rowe Price Mid Cap Growth 2010 3,007,799      9.94 - 10.76 30,856,539            --      1.30 - 1.95    25.23 - 26.28
  Sub-Account                     2009 2,676,582       7.94 - 8.52 21,852,138            --      1.30 - 1.95    42.66 - 43.83
                                  2008 2,312,092       5.56 - 5.92 13,198,468            --      1.30 - 1.95 (40.92) - (40.47)
                                  2007 2,014,479       9.41 - 9.95 19,400,219            --      1.30 - 1.95    15.35 - 16.21
                                  2006 1,797,997       8.16 - 8.75 14,972,403            --      0.75 - 1.95      4.12 - 5.37
MIST MFS Research International   2010 2,550,733     13.76 - 20.69 36,236,011          1.70      0.75 - 1.95     9.25 - 10.57
  Sub-Account                     2009 2,589,893     12.59 - 18.78 33,540,235          3.13      0.75 - 1.95    29.04 - 30.58
                                  2008 2,552,914      9.76 - 14.43 25,570,277          1.86      1.20 - 1.95 (43.48) - (43.04)
                                  2007 2,054,929     17.26 - 25.34 36,338,022          1.18      1.30 - 1.95    11.09 - 56.03
                                  2006 1,526,158     15.21 - 22.61 24,283,531          1.55      0.75 - 2.30    23.69 - 25.62
MIST Lazard Mid Cap               2010   889,934     14.82 - 16.55 13,534,881          0.88      0.75 - 1.95    20.48 - 21.94
  Sub-Account                     2009   900,708     12.30 - 13.58 11,320,035          1.15      0.75 - 1.95    34.13 - 35.74
                                  2008   809,619      9.17 - 10.00  7,568,836          0.92      0.75 - 1.95 (39.50) - (38.76)
                                  2007   684,831     15.15 - 16.33 10,567,455          0.30      0.75 - 1.95  (15.02) - (3.97)
                                  2006   458,517     15.89 - 16.41  7,414,914          0.30      1.30 - 1.95    12.47 - 13.20
MIST Invesco Small Cap Growth     2010 1,207,424     15.12 - 16.20 18,816,649            --      1.20 - 1.95    23.75 - 24.67
  Sub-Account                     2009 1,169,497     12.22 - 12.99 14,686,241            --      1.20 - 1.95    31.23 - 32.23
                                  2008 1,042,611       9.31 - 9.74  9,943,798            --      1.30 - 1.95 (39.92) - (39.52)
                                  2007   956,779     15.49 - 16.11 15,138,596            --      1.30 - 1.95      8.91 - 9.63
                                  2006   890,085     14.08 - 14.76 12,889,298            --      1.30 - 2.30    11.33 - 12.71
MIST Harris Oakmark International 2010 2,431,947     17.87 - 20.10 47,386,518          1.91      1.30 - 1.95    14.17 - 14.91
  Sub-Account                     2009 2,208,108     15.61 - 17.50 37,601,098          7.86      1.30 - 1.95    43.86 - 53.06
                                  2008 2,198,029     10.92 - 11.43 24,562,840          1.65      1.30 - 1.95 (42.03) - (41.65)
                                  2007 2,251,675     18.84 - 19.59 43,281,131          0.78      1.30 - 1.95   (3.04) - (2.40)
                                  2006 1,878,405     19.43 - 20.07 37,135,251          2.36      1.30 - 1.95    26.37 - 27.19
MIST Third Avenue Small Cap Value 2010 1,827,679     16.92 - 22.73 31,768,099          1.17      1.30 - 1.95    17.58 - 18.48
  Sub-Account                     2009 1,786,888     14.39 - 19.19 26,330,272          1.15      1.30 - 1.95    24.02 - 25.06
                                  2008 1,678,516     11.61 - 15.34 19,889,952          0.74      1.30 - 1.95 (31.18) - (30.67)
                                  2007 1,719,602     16.86 - 22.13 29,469,933          0.96      1.30 - 1.95   (4.90) - 20.44
                                  2006 1,548,781     17.73 - 26.25 27,923,907          0.43      1.30 - 2.30    15.55 - 11.67
MIST PIMCO Inflation Protected    2010 6,064,219     13.21 - 14.48 81,928,010          2.28      0.75 - 1.95      5.68 - 6.96
  Bond Sub-Account                2009 5,030,576     12.50 - 13.54 64,059,527          3.30      0.75 - 1.95     9.71 - 16.53
                                  2008 3,147,910     10.79 - 11.20 34,541,263          3.41      1.30 - 1.95   (8.86) - (8.26)
                                  2007 2,418,379     11.82 - 12.19 28,956,045          2.09      1.30 - 1.95      8.65 - 9.36
                                  2006 2,171,062     10.74 - 11.14 23,865,653          3.67      1.30 - 2.30   (1.89) - (0.91)
MIST Clarion Global Real Estate   2010 1,179,259     13.75 - 25.39 16,534,156          8.12      0.75 - 1.95    13.86 - 15.23
  Sub-Account                     2009 1,131,782     12.07 - 22.14 13,901,360          3.22      0.75 - 1.95    32.13 - 33.73
                                  2008 1,013,561      9.14 - 16.62  9,394,523          1.65      1.30 - 1.95 (42.80) - (42.37)
                                  2007   861,112     15.98 - 28.84 13,923,483          0.88      1.30 - 1.95 (16.66) - (15.99)
                                  2006   625,172     18.99 - 34.33 12,114,336          0.92      1.30 - 2.30    34.46 - 35.81

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      ------------------------------------ --------------------------------------------------
                                                 UNIT VALUE                INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                     LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      ---------- ------------- ----------- ------------- ---------------- -------------------
MIST Turner Mid Cap Growth       2010    626,129 13.98 - 14.60   8,924,708            --      1.30 - 1.95    24.72 - 25.51
  Sub-Account                    2009    617,332 11.21 - 11.63   7,034,112            --      1.30 - 1.95    44.33 - 45.27
                                 2008    578,624   7.77 - 8.01   4,553,801            --      1.30 - 1.95 (49.30) - (48.97)
                                 2007    538,638 15.32 - 15.69   8,336,664            --      1.30 - 1.95    21.74 - 22.54
                                 2006    438,391 12.58 - 12.96   5,554,696            --      0.85 - 1.95      4.03 - 5.18
MIST Goldman Sachs Mid Cap Value 2010  1,066,656 14.96 - 15.63  16,274,724          0.97      1.30 - 1.95    21.83 - 22.63
  Sub-Account                    2009  1,092,327 12.28 - 12.74  13,629,048          1.24      1.30 - 1.95    29.75 - 30.59
                                 2008  1,193,942   9.47 - 9.76  11,451,424          0.77      1.30 - 1.95 (37.31) - (36.90)
                                 2007  1,310,760 15.10 - 15.47  19,992,162          0.47      1.30 - 1.95      1.09 - 1.76
                                 2006  1,060,750 14.94 - 15.38  15,950,016            --      0.85 - 1.95    13.46 - 14.71
MIST MetLife Defensive Strategy  2010 13,403,026 11.68 - 12.58 159,691,427          3.15      0.75 - 1.95     8.76 - 10.07
  Sub-Account                    2009 11,376,437 10.74 - 11.43 124,069,529          2.89      0.75 - 1.95    20.53 - 22.00
                                 2008  7,796,898   8.91 - 9.33  70,218,620          1.30      0.85 - 1.95 (22.19) - (21.32)
                                 2007  4,639,907 11.45 - 11.86  53,548,580          2.03      0.85 - 1.95      3.86 - 5.02
                                 2006  3,865,426 11.03 - 12.30  42,850,757          0.01      0.75 - 1.95      6.53 - 7.82
MIST MetLife Moderate Strategy   2010 21,317,528 11.75 - 12.65 255,437,949          2.43      0.75 - 1.95    10.23 - 11.55
  Sub-Account                    2009 16,067,670 10.66 - 11.34 174,021,399          3.24      0.75 - 1.95    23.66 - 25.14
                                 2008 13,256,018   8.62 - 9.06 115,658,116          1.71      0.75 - 1.95 (27.85) - (26.97)
                                 2007 11,270,605 11.94 - 12.19 135,865,886          1.95      1.30 - 1.95      4.15 - 4.83
                                 2006  8,561,073 11.47 - 11.77  98,797,273          0.01      0.75 - 1.95      8.11 - 9.41
MIST MetLife Balanced Strategy   2010 39,926,731 11.53 - 12.42 470,355,135          2.01      0.75 - 1.95    11.40 - 12.74
  Sub-Account                    2009 31,446,847 10.35 - 11.02 330,982,677            --      0.75 - 1.95    25.86 - 27.39
                                 2008 26,886,863   8.23 - 8.65 223,880,205          4.81      0.75 - 1.95 (33.26) - (32.45)
                                 2007 25,484,457 12.32 - 12.58 316,936,441          1.63      1.30 - 1.95      2.85 - 3.52
                                 2006 19,173,566 11.98 - 12.30 231,113,806          0.01      0.75 - 1.95     9.82 - 11.14
MIST MetLife Growth Strategy     2010 33,700,218 11.42 - 12.30 391,701,933          1.70      0.75 - 1.95    13.27 - 14.62
  Sub-Account                    2009 34,986,731 10.08 - 10.73 358,063,533            --      0.75 - 1.95    27.58 - 29.13
                                 2008 32,877,486   7.90 - 8.31 262,939,644          3.57      0.75 - 1.95 (39.07) - (38.33)
                                 2007 30,046,540 12.97 - 13.24 393,211,798          1.15      1.30 - 1.95      2.67 - 3.34
                                 2006 22,007,855 12.64 - 12.97 279,686,928          0.01      0.75 - 1.95    11.41 - 12.75
MIST MetLife Aggressive Strategy 2010  6,701,246 11.22 - 12.08  76,527,731          1.18      0.75 - 1.95    14.25 - 15.63
  Sub-Account                    2009  6,042,724  9.82 - 10.15  60,222,405            --      1.30 - 1.95    30.09 - 30.94
                                 2008  5,804,501   7.55 - 7.75  44,335,779          3.68      1.30 - 1.95 (41.96) - (41.58)
                                 2007  5,687,800 13.00 - 13.27  74,631,869          1.20      1.30 - 1.95      0.89 - 1.55
                                 2006  4,032,224 12.89 - 13.23  52,296,693          0.01      0.75 - 1.95    11.46 - 12.80
MIST SSgA Growth ETF             2010  2,069,545 10.94 - 11.65  23,162,033          1.50      0.75 - 1.95    11.95 - 13.30
  Sub-Account                    2009  1,558,817  9.77 - 10.28  15,521,593          0.76      0.75 - 1.95    26.60 - 28.99
                                 2008    186,691   7.76 - 7.88   1,463,201          1.52      1.30 - 1.80   (33.97) - 0.94
                                 2007    165,782 11.86 - 11.92   1,967,634            --      1.30 - 1.50      4.04 - 4.25
                                 2006    120,406 11.40 - 11.43   1,373,423          1.40      1.30 - 1.50    12.16 - 12.38
MIST SSgA Growth and Income ETF 2010   5,120,998 11.35 - 12.09  59,373,184          1.09      0.75 - 1.95    10.08 - 11.40
  Sub-Account                    2009  1,974,559 10.31 - 10.85  20,705,361          0.95      0.75 - 1.95    22.47 - 24.32
                                 2008    142,282   8.46 - 8.60   1,215,646          1.84      1.30 - 1.80   (26.18) - 1.95
                                 2007    141,525 11.57 - 11.63   1,637,978            --      1.30 - 1.50      3.82 - 4.03
                                 2006     96,081 11.15 - 11.17   1,071,072          3.97      1.30 - 1.50    10.07 - 10.29

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                 AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                       -------------------------------------- --------------------------------------------------
                                                     UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                         LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       --------- ----------------- ---------- ------------- ---------------- -------------------
MIST Van Kampen Comstock          2010 1,797,581      9.98 - 10.68 18,284,403          1.49      0.75 - 1.95    12.63 - 14.00
  Sub-Account                     2009 1,794,388       8.86 - 9.37 16,123,540          2.08      0.75 - 1.95    24.14 - 30.85
                                  2008 1,345,513       7.14 - 7.46  9,693,668          1.69      0.75 - 1.95 (37.15) - (36.39)
                                  2007 1,056,695     11.36 - 11.73 12,086,984          1.19      0.75 - 1.95   (4.39) - (3.22)
                                  2006   473,672     11.81 - 12.12  5,655,471            --      0.75 - 2.30    13.42 - 15.19
MIST Legg Mason Value Equity      2010 1,427,991       6.49 - 6.83  9,432,026          2.00      0.95 - 1.95      5.27 - 6.32
  Sub-Account                     2009 1,247,116       6.17 - 6.43  7,796,030          1.49      0.95 - 1.95    35.29 - 36.65
                                  2008 1,025,573       4.56 - 4.70  4,720,285          0.02      0.95 - 1.95 (55.50) - (55.05)
                                  2007   792,641     10.24 - 10.38  8,163,982            --      1.30 - 1.95   (7.73) - (7.13)
                                  2006   538,300     11.05 - 11.25  5,992,306            --      0.75 - 2.30      4.17 - 5.79
MIST MFS Emerging Markets Equity 2010  2,973,091     12.25 - 23.35 37,055,385          1.02      0.75 - 1.95    21.27 - 22.72
  Sub-Account                     2009 2,332,923     10.11 - 19.10 23,907,903          1.65      0.75 - 1.95    65.68 - 67.70
  (Commenced 5/1/2006)            2008 1,936,402      6.10 - 11.45 11,946,033          0.91      1.10 - 1.95 (56.39) - (53.96)
                                  2007   647,619     13.99 - 14.14  9,100,647          0.05      1.30 - 1.95    33.97 - 34.85
                                  2006   159,951     10.42 - 10.49  1,673,250          1.84      1.30 - 2.25      4.19 - 4.86
MIST Loomis Sayles Global Markets 2010 1,189,310     12.71 - 13.10 15,314,944          3.19      1.30 - 1.95    19.66 - 20.43
  Sub-Account                     2009 1,074,515     10.62 - 10.88 11,527,695          2.03      1.30 - 1.95    38.09 - 39.00
  (Commenced 5/1/2006)            2008   951,326       7.69 - 7.83  7,371,133          4.77      1.30 - 1.95 (40.44) - (40.05)
                                  2007   699,151     12.92 - 13.06  9,069,241            --      1.30 - 1.95    25.37 - 26.19
                                  2006   144,971     10.28 - 10.35  1,496,069          2.14      1.30 - 2.25      2.81 - 3.46
MIST BlackRock High Yield         2010   683,030     19.19 - 22.79 13,713,600          5.96      0.75 - 1.95    13.54 - 14.91
  Sub-Account                     2009   453,735     16.90 - 18.43  7,998,274          3.94      1.30 - 1.95    43.82 - 44.75
  (Commenced on 11/7/2005 and     2008   122,673     11.75 - 12.73  1,506,242          5.73      1.30 - 1.95 (25.63) - (24.95)
  began transactions in 2006)     2007    58,278     16.41 - 16.78    966,595          2.58      1.70 - 1.90      0.75 - 0.96
                                  2006     4,049     15.62 - 16.62     66,125            --      1.70 - 2.30      7.32 - 7.97
MIST Janus Forty Sub-Account      2010    51,705   118.70 - 160.04  6,735,751          1.55      1.30 - 1.90      3.52 - 8.00
  (Commenced on 11/7/2005 and     2009    33,785   110.29 - 121.06  3,870,933            --      1.55 - 1.90    40.52 - 41.01
  began transactions in 2006)     2008    28,273     78.49 - 85.85  2,309,828          4.45      1.55 - 1.90 (42.95) - (42.75)
                                  2007    10,267   137.59 - 149.97  1,470,259          0.07      1.55 - 1.90    28.00 - 28.45
                                  2006     1,236    97.82 - 120.96    141,582            --      1.40 - 2.30      0.74 - 1.65
MIST Pioneer Fund Sub-Account     2010   359,148     17.26 - 21.10  6,802,879          0.75      0.75 - 1.90    13.75 - 15.35
  (Commenced on 11/7/2005 and     2009   197,630     15.17 - 18.29  3,241,581          1.31      0.75 - 1.90    21.55 - 27.31
  began transactions in 2006)     2008    66,469     12.53 - 14.44    883,215          1.02      0.95 - 1.90 (34.11) - (33.47)
                                  2007    36,823     19.02 - 20.11    719,501          0.65      1.50 - 1.90      3.02 - 3.43
                                  2006    13,904     17.53 - 21.42    264,384          0.17      0.75 - 2.30    13.30 - 15.06
MIST Pioneer Strategic Income     2010 1,367,570     12.25 - 28.18 29,389,676          4.48      0.75 - 1.95     9.88 - 11.34
  Sub-Account                     2009   674,653     11.15 - 25.31 15,342,606          4.92      0.75 - 1.95    23.24 - 32.09
  (Commenced on 11/7/2005 and     2008   508,820     16.66 - 19.16  8,801,765          6.40      0.75 - 1.85 (12.38) - (11.41)
  began transactions in 2006)     2007   390,847     19.01 - 20.22  7,612,927          0.60      1.25 - 1.85      3.29 - 5.05
                                  2006   194,292     17.28 - 20.43  3,596,064          9.32      0.75 - 2.25      3.95 - 5.51
MIST Dreman Small Cap Value       2010   284,366     14.47 - 15.25  4,152,343          0.86      0.75 - 1.90    17.29 - 18.35
  Sub-Account                     2009   319,511     12.33 - 12.89  3,969,634          0.92      0.75 - 1.90    26.66 - 27.81
  (Commenced 5/1/2006)            2008   303,425      9.74 - 10.08  2,969,988          0.73      0.75 - 1.90 (26.63) - (25.19)
                                  2007   245,528     13.27 - 13.40  3,272,627            --      1.55 - 1.90   (2.85) - (2.50)
                                  2006    60,240     13.57 - 13.78    825,404          0.91      1.40 - 2.30    21.42 - 22.51

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                        ------------------------------------ --------------------------------------------------
                                                   UNIT VALUE                INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                       LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                        ---------- ------------- ----------- ------------- ---------------- -------------------
MIST BlackRock Large Cap Core      2010    124,511  9.05 - 10.21   1,152,486          1.19      0.75 - 1.90    10.47 - 11.53
  Sub-Account                      2009     93,011   8.20 - 8.94     778,555          1.23      0.95 - 1.90    16.95 - 23.33
  (Commenced on 11/7/2005 and      2008     63,708   7.01 - 7.20     454,220          0.50      1.65 - 1.90 (38.49) - (38.33)
  began transactions in 2006)      2007     36,871 11.39 - 11.67     425,769          0.89      1.65 - 1.90   (2.86) - (2.72)
                                   2006     12,560 10.53 - 11.40     139,840            --      1.40 - 2.30    11.66 - 12.66
MIST Rainier Large Cap Equity      2010    388,630   7.79 - 7.95   3,053,345          0.42      1.30 - 1.95    13.15 - 13.90
  Sub-Account                      2009    502,429   6.88 - 6.98   3,476,821          0.75      1.30 - 1.95    20.87 - 21.65
  (Commenced 11/12/2007)           2008    415,413   5.69 - 5.74   2,371,997            --      1.30 - 1.95 (42.93) - (42.56)
                                   2007     42,176   9.98 - 9.99     420,829          0.08      1.30 - 1.80   (0.23) - (0.14)
MIST American Funds Balanced       2010 15,380,031  9.75 - 10.00 151,294,869          1.03      1.00 - 1.95    10.00 - 11.05
  Allocation Sub-Account           2009  9,334,292   8.86 - 9.00  83,155,064            --      1.00 - 1.95    20.40 - 27.85
  (Commenced 4/28/2008)            2008  3,473,919   6.99 - 7.02  24,318,302          6.70      1.30 - 1.95 (30.14) - (29.83)
MIST American Funds Bond           2010  1,832,374 10.20 - 10.38  18,844,157          1.65      1.30 - 1.95      4.05 - 4.73
  Sub-Account                      2009  1,329,950   9.81 - 9.92  13,102,454            --      1.30 - 1.95     9.96 - 10.67
  (Commenced 4/28/2008)            2008    293,127   8.92 - 8.96   2,619,221         10.39      1.30 - 1.95 (10.81) - (10.41)
MIST American Funds Growth         2010  4,189,234   9.07 - 9.23  38,298,391          0.21      1.30 - 1.95    16.05 - 16.79
  Sub-Account                      2009  2,269,453   7.82 - 7.90  17,832,066            --      1.30 - 1.95    36.20 - 37.09
  (Commenced 4/28/2008)            2008    856,326   5.74 - 5.76   4,924,788          7.85      1.30 - 1.95 (42.62) - (42.36)
MIST American Funds Growth         2010  8,923,152   9.27 - 9.47  83,427,211          0.87      1.15 - 1.95    11.30 - 12.18
  Allocation Sub-Account           2009  8,086,173   8.33 - 8.44  67,700,167            --      1.15 - 1.95    31.44 - 32.51
  (Commenced 4/28/2008)            2008  3,827,807   6.34 - 6.37  24,301,779          8.65      1.15 - 1.95 (36.64) - (36.29)
MIST American Funds International  2010  1,972,696   8.84 - 9.00  17,590,027          0.76      1.30 - 1.95      4.83 - 5.51
  Sub-Account                      2009  1,197,511   8.43 - 8.53  10,150,631            --      1.30 - 1.95    39.80 - 40.72
  (Commenced 4/28/2008)            2008    528,117   6.03 - 6.06   3,192,270         12.15      1.30 - 1.95 (39.68) - (39.41)
MIST American Funds Moderate       2010  9,495,753  9.99 - 10.25  95,684,335          1.38      1.00 - 1.95      7.79 - 8.82
  Allocation Sub-Account           2009  5,591,093   9.27 - 9.42  52,072,400            --      1.00 - 1.95    21.01 - 21.99
  (Commenced 4/28/2008)            2008  1,593,813   7.66 - 7.69  12,226,948          8.11      1.30 - 1.95 (23.43) - (23.09)
MIST Met/Templeton Growth          2010    125,220  9.10 - 14.25   1,569,826          0.19      0.75 - 1.85      4.76 - 6.85
  Sub-Account                      2009     14,362   8.66 - 8.69     124,704          0.02      0.75 - 0.95    31.37 - 31.63
  (Commenced 4/28/2008)            2008      2,313   6.59 - 6.60      15,252          1.01      0.75 - 0.95 (34.10) - (34.01)
MIST Met/Franklin Mutual Shares    2010  1,266,010   8.77 - 9.06  11,250,805            --      0.75 - 1.95     8.88 - 10.18
  Sub-Account                      2009    713,224   8.05 - 8.22   5,792,038            --      0.75 - 1.95    22.48 - 23.95
  (Commenced 4/28/2008)            2008    121,515   6.58 - 6.63     801,068          4.98      0.75 - 1.95 (34.25) - (33.70)
MIST Met/Franklin Templeton        2010  3,720,360   9.53 - 9.85  35,877,430            --      0.75 - 1.95      7.91 - 9.22
  Founding Strategy Sub-Account    2009  2,790,089   8.83 - 9.02  24,813,206            --      0.75 - 1.95    26.07 - 27.60
   (Commenced 4/28/2008)           2008  1,095,124   7.01 - 7.07   7,691,593          4.20      0.75 - 1.95 (29.93) - (29.35)
MIST Met/Templeton International   2010    285,820 12.10 - 12.33   3,474,197          0.86      0.75 - 1.90     4.23 - 12.08
  Bond Sub-Account                 2009     30,597 10.86 - 10.90     332,971            --      1.30 - 1.90      8.61 - 9.04
  (Commenced 5/4/2009)
MIST Met/Eaton Vance Floating Rate 2010     94,043 10.19 - 10.23     959,820            --      1.30 - 1.95      1.91 - 2.31
  Sub-Account
  (Commenced 5/3/2010)

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                               AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                       ------------------------------------ --------------------------------------------------
                                                   UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                       LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ------- ----------------- ---------- ------------- ---------------- -------------------
Russell Multi-Style Equity        2010   3,947              8.86     34,973          0.97             1.40            14.84
  Sub-Account                     2009   5,994              7.72     46,249          1.32             1.40            29.57
                                  2008   5,880              5.95     35,016          1.68             1.40           (41.40)
                                  2007  18,447             10.16    187,446          1.00             1.40             8.82
                                  2006  22,268              9.34    207,930          0.95             1.40            11.18
Russell Aggressive Equity         2010     381             12.91      4,925          0.48             1.40            23.15
  Sub-Account                     2009     576             10.49      6,045          0.53             1.40            29.57
                                  2008     555              8.09      4,489          0.70             1.40           (43.72)
                                  2007   2,547             14.38     36,634          0.35             1.40             1.97
                                  2006   3,030             14.10     42,724          0.19             1.40            13.20
Russell Non-U.S.                  2010   1,796             10.67     19,148          1.14             1.40             9.88
  Sub-Account                     2009   2,565              9.71     24,909          2.84             1.40            24.73
                                  2008   2,639              7.78     20,544            --             1.40           (43.22)
                                  2007   2,222             13.71     30,466          2.10             1.40             8.58
                                  2006   3,995             12.63     50,437          2.46             1.40            21.93
Russell Core Bond                 2010   3,020             16.99     51,304          3.89             1.40             8.50
  Sub-Account                     2009   4,087             15.66     63,990          4.74             1.40            14.20
                                  2008   4,134             13.71     56,669          4.34             1.40            (4.91)
                                  2007  19,474             14.42    280,763          5.10             1.40             5.74
                                  2006  21,347             13.63    291,052          4.51             1.40             2.28
Russell Real Estate Securities    2010     310             27.22      8,424          2.20             1.40            21.21
  Sub-Account                     2009     435             22.46      9,768          4.67             1.40            27.15
                                  2008     416             17.66      7,357          2.02             1.40           (37.57)
                                  2007   2,367             28.29     66,975          2.23             1.40           (17.03)
                                  2006   2,667             34.10     90,957          1.96             1.40            33.96
Invesco V.I. International Growth 2010 191,073     11.27 - 27.87  4,879,813          2.11      0.95 - 1.50    10.93 - 11.55
  Sub-Account                     2009 101,307     10.13 - 24.99  2,317,472          1.79      0.95 - 1.50    32.90 - 33.63
                                  2008  54,308      7.59 - 18.26    908,185          0.80      1.10 - 1.50 (41.42) - (41.18)
                                  2007  19,177     12.91 - 30.15    403,640          0.55      1.30 - 1.50    12.70 - 13.08
                                  2006   6,542     11.27 - 26.70    156,979          1.15      1.30 - 1.50    25.98 - 26.23
Invesco V.I. Global Real Estate   2010  59,248       7.81 - 7.94    466,105          6.00      1.10 - 1.50    15.49 - 15.96
  Sub-Account                     2009  30,308       6.76 - 6.84    206,250            --      1.10 - 1.50    29.16 - 29.68
  (Commenced on 11/12/2007 and    2008  17,685       5.23 - 5.28     93,156         31.65      1.10 - 1.50 (45.55) - (45.33)
  began transactions in 2008)
Invesco V.I. U.S. Mid Cap Value   2010  70,831     10.46 - 10.63    745,439          0.76      1.10 - 1.50    20.36 - 20.85
  Sub-Account                     2009  38,678       8.69 - 8.80    337,681          1.13      1.10 - 1.50    37.09 - 37.63
  (Commenced on 2/20/2007 and     2008  18,522       6.34 - 6.39    117,795          0.81      1.10 - 1.50 (42.30) - (42.06)
  began transactions in 2008)
Invesco V.I. Growth and Income    2010 413,378     11.47 - 22.53  7,460,830          0.09      0.95 - 1.65    10.36 - 11.13
  Sub-Account                     2009 271,949     11.54 - 22.55  4,204,463          3.64      0.95 - 1.65    22.08 - 22.94
                                  2008 178,352      9.45 - 18.34  2,079,324          1.49      0.95 - 1.65 (33.32) - (32.85)
                                  2007 109,554     14.18 - 14.33  1,559,237          0.84      1.50 - 1.65      0.84 - 0.99
                                  2006  35,031     13.84 - 14.19    494,446            --      1.50 - 1.90    13.80 - 14.25

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OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                 AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                         ------------------------------------ --------------------------------------------------
                                                     UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                         LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         ------- ----------------- ---------- ------------- ---------------- -------------------
Invesco Van Kampen V.I.             2010 666,981     15.27 - 16.11 10,357,864          1.87      0.95 - 1.65    10.20 - 10.97
  Equity and Income Sub-Account     2009 452,666     13.86 - 14.52  6,338,641          2.82      0.95 - 1.65    20.49 - 21.33
  (Commenced on 11/7/2005 and       2008 366,355     11.50 - 11.97  4,239,538          2.49      0.95 - 1.65 (23.95) - (23.41)
  began transactions in 2006)       2007 314,456     15.12 - 15.23  4,764,594          2.28      1.50 - 1.65      1.66 - 1.81
                                    2006 103,030     14.74 - 14.96  1,534,867          0.41      1.50 - 1.90    10.46 - 10.91
Putnam VT Equity Income             2010   1,060     16.13 - 16.38     17,173          1.49      0.75 - 0.95    11.54 - 11.77
  Sub-Account                       2009   2,414     14.47 - 14.66     35,119          0.91      0.75 - 0.95    26.24 - 26.49
                                    2008   7,046     11.18 - 11.59     80,878          1.71      0.75 - 1.40 (32.10) - (31.66)
                                    2007   4,854     16.47 - 16.96     81,660          1.48      0.75 - 1.40      1.75 - 2.41
                                    2006   4,947     16.11 - 16.56     81,532          1.04      0.75 - 1.50    17.08 - 17.96
Putnam VT Multi-Cap Growth          2010  24,393              6.59    160,771            --             1.40            13.35
  Sub-Account
  (Commenced 9/27/2010)
FTVIPT Templeton Foreign Securities 2010 760,888     13.40 - 33.35 16,187,428          1.90      1.30 - 1.90      6.37 - 7.17
  Sub-Account                       2009 822,049     12.56 - 31.17 16,165,177          3.08      1.30 - 1.90    34.47 - 35.43
                                    2008 795,639      9.30 - 23.04 11,284,385          2.36      1.30 - 1.90 (41.51) - (41.07)
                                    2007 711,214     15.78 - 39.15 16,248,090          1.82      1.30 - 1.90    13.27 - 14.17
                                    2006 362,978     13.82 - 37.24  6,779,342          1.10      0.75 - 2.30    18.69 - 20.54
FTVIPT Templeton Growth Securities  2010 100,184     14.62 - 15.95  1,506,127          1.34      0.75 - 1.65      5.64 - 6.59
  Sub-Account                       2009  96,250     13.82 - 15.04  1,368,696          3.05      0.75 - 1.65    28.96 - 30.12
  (Commenced on 11/7/2005 and       2008  72,221     10.70 - 11.26    797,528          1.80      0.75 - 1.65 (43.27) - (42.76)
  began transactions in 2006)       2007  49,595     18.84 - 19.85    973,353          1.32      0.75 - 1.65      0.66 - 1.58
                                    2006  11,905     18.41 - 20.01    233,283          0.42      0.75 - 1.90    19.52 - 20.90
FTVIPT Templeton Global Bond        2010 263,278     17.30 - 18.48  4,650,975          1.35      0.95 - 1.50    12.74 - 13.36
  Securities Sub-Account            2009 125,265     15.35 - 16.31  1,960,715         14.16      0.95 - 1.50    16.91 - 17.56
  (Commenced on 2/20/2007 and       2008  46,079     13.13 - 13.66    613,252          2.93      1.10 - 1.50      4.62 - 5.04
  began transactions in 2008)
FTVIPT Mutual Shares Securities     2010 156,210     19.75 - 21.35  3,165,074          1.60      1.10 - 1.65      9.37 - 9.98
  Sub-Account                       2009 133,467     18.06 - 19.41  2,461,513          2.00      1.10 - 1.65    23.99 - 24.67
  (Commenced on 11/7/2005 and       2008 109,075     14.57 - 15.57  1,616,209          3.26      1.10 - 1.65 (38.14) - (37.80)
  began transactions in 2006)       2007  92,870     23.55 - 23.94  2,197,713          1.37      1.50 - 1.65      1.78 - 1.93
                                    2006  25,799     22.56 - 23.73    598,870          0.72      1.40 - 1.90    16.16 - 16.74
FTVIPT Franklin Income Securities   2010 476,101     43.19 - 52.61 21,653,665          6.69      0.95 - 1.85    10.61 - 11.61
  Sub-Account                       2009 479,493     39.05 - 47.14 19,547,644          8.12      0.95 - 1.85    33.11 - 34.31
  (Commenced on 11/7/2005 and       2008 459,807     29.33 - 35.10 14,004,904          5.40      0.95 - 1.85 (30.95) - (30.32)
  began transactions in 2006)       2007 380,964     42.48 - 45.39 16,748,914          3.36      1.50 - 1.85      1.84 - 2.20
                                    2006 112,418     38.83 - 45.21  4,831,851          1.91      1.40 - 2.25    15.62 - 16.60
FTVIPT Franklin Small Cap Value     2010  90,395       9.29 - 9.48    845,855          0.69      0.95 - 1.50    26.32 - 27.00
  Securities Sub-Account            2009  47,999       7.36 - 7.46    354,941          1.62      0.95 - 1.50    27.24 - 27.94
  (Commenced on 2/20/2007 and       2008  22,866       5.78 - 5.83    132,784          1.02      0.95 - 1.50 (34.02) - (33.65)
  began transactions in 2008)
Fidelity VIP Equity-Income          2010   4,588     12.88 - 51.45     65,050          1.66      1.40 - 1.50    13.21 - 13.32
  Sub-Account                       2009   4,629     11.37 - 45.45     57,560          2.53      1.40 - 1.50    27.95 - 28.08
                                    2008   3,252      8.88 - 35.52     32,800          2.36      1.40 - 1.50 (43.67) - (43.61)
                                    2007   3,241     15.74 - 63.05     57,301          1.36      1.40 - 1.50   (0.24) - (0.14)
                                    2006   3,262     15.76 - 65.81     57,938          3.01      1.30 - 1.50    18.15 - 18.38

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                             AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                   -------------------------------------- --------------------------------------------------
                                                 UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                     LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                       UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   --------- ----------------- ---------- ------------- ---------------- -------------------
Fidelity VIP Mid Cap          2010   168,251     41.59 - 45.24  7,230,111          0.15      0.95 - 1.65    26.47 - 27.36
  Sub-Account                 2009   103,331     32.89 - 35.52  3,482,249          0.55      0.95 - 1.65    37.46 - 38.43
  (Commenced on 11/7/2005 and 2008    63,464     23.92 - 25.28  1,543,057          0.27      1.10 - 1.65 (40.60) - (40.27)
  began transactions in 2006) 2007    31,629     40.27 - 40.82  1,277,778          0.51      1.50 - 1.65    13.44 - 13.61
                              2006    10,070     34.80 - 35.93    359,419            --      1.50 - 1.90    10.29 - 10.73
Fidelity VIP Contrafund       2010   411,753     38.61 - 44.59 16,467,673          1.12      0.95 - 1.85    14.96 - 16.00
  Sub-Account                 2009   407,284     33.58 - 38.44 14,051,178          1.37      0.95 - 1.85    33.17 - 34.38
  (Commenced on 11/7/2005 and 2008   391,868     25.21 - 28.60 10,108,558          0.96      0.95 - 1.85 (43.67) - (43.16)
  began transactions in 2006) 2007   330,921     44.76 - 46.54 15,082,787          1.02      1.55 - 1.85    15.34 - 15.69
                              2006   170,987     36.99 - 40.96  6,746,573          1.28      1.40 - 2.25     9.11 - 10.04
MSF MetLife Stock Index       2010 2,472,007     11.34 - 24.43 30,730,803          1.55      1.30 - 2.90    11.41 - 13.01
  Sub-Account                 2009 2,209,022     10.10 - 21.92 24,638,965          2.16      1.30 - 2.90    23.49 - 26.75
                              2008 1,910,760       8.18 - 8.56 16,018,073          1.66      1.30 - 1.95 (38.48) - (38.07)
                              2007 1,498,764     13.29 - 13.82 20,352,656          0.77      1.30 - 1.95      2.94 - 3.61
                              2006 1,255,895     12.91 - 13.34 16,505,258          1.59      1.30 - 1.95    12.97 - 13.70
MSF Artio International Stock 2010    23,843     13.30 - 14.75    336,137          1.36      1.40 - 1.65      5.11 - 5.38
  Sub-Account                 2009    23,948     12.63 - 14.00    320,400          0.38      1.40 - 1.65    19.89 - 20.19
                              2008    25,650     10.52 - 11.65    286,613          2.96      1.40 - 1.65 (45.16) - (45.02)
                              2007    30,502     19.15 - 21.18    624,430          0.86      1.40 - 1.65      8.26 - 8.53
                              2006    26,246     16.59 - 19.91    498,405          1.25      0.75 - 1.90    14.05 - 15.36
MSF BlackRock Bond Income     2010   164,695     47.36 - 63.17  8,385,972          3.68      0.75 - 1.90      6.15 - 7.26
  Sub-Account                 2009   149,987     44.62 - 58.89  7,064,751          6.35      0.75 - 1.90      7.24 - 8.37
                              2008   117,368     41.61 - 54.34  5,077,642          4.74      0.75 - 1.90   (5.39) - (4.39)
                              2007    93,145     43.98 - 56.83  4,221,029          2.07      0.75 - 1.90      4.12 - 5.23
                              2006    17,516     38.47 - 54.01    777,311          1.91      0.75 - 2.30      1.90 - 3.36
MSF BlackRock Money Market    2010 7,275,363     10.03 - 24.92 80,300,253            --      0.75 - 1.95   (1.93) - (0.64)
  Sub-Account                 2009 6,557,813     10.23 - 25.21 69,056,639          0.23      0.75 - 1.95   (1.68) - (0.49)
                              2008 5,413,169     10.40 - 11.42 57,731,501          2.46      0.75 - 1.95      0.61 - 1.83
                              2007 2,524,096     10.34 - 10.78 26,671,133          4.74      1.30 - 1.95      2.78 - 3.61
                              2006 2,096,094     10.06 - 10.78 21,477,637          4.48      0.75 - 1.95      2.54 - 3.77
MSF Davis Venture Value       2010 5,003,488     12.20 - 37.21 64,517,290          0.88      0.75 - 1.95     9.66 - 10.98
  Sub-Account                 2009 4,731,303     11.12 - 33.53 55,229,784          1.38      0.75 - 1.95    29.28 - 30.84
                              2008 4,388,150      8.60 - 25.63 39,410,894          1.15      0.75 - 1.95 (40.63) - (39.91)
                              2007 4,056,492     14.49 - 42.65 60,113,279          0.57      0.75 - 1.95      2.40 - 3.65
                              2006 3,498,617     14.15 - 41.15 50,502,310          0.67      0.75 - 1.95    12.20 - 13.55
MSF Met/Artisan Mid Cap Value 2010 1,036,170     13.15 - 13.98 14,057,129          0.58      1.30 - 1.95    12.54 - 13.28
  Sub-Account                 2009 1,071,935     11.69 - 12.34 12,881,687          0.84      1.30 - 1.95    38.48 - 39.37
                              2008 1,096,469       8.44 - 8.85  9,489,131          0.04      1.30 - 1.95 (47.18) - (46.83)
                              2007 1,073,234     15.98 - 16.65 17,528,467          0.33      1.30 - 1.95   (8.88) - (8.28)
                              2006 1,040,267     17.53 - 18.16 18,595,465          0.09      1.30 - 1.95    10.01 - 10.73
MSF Jennison Growth           2010 2,297,452     11.74 - 12.41 27,730,426          0.38      1.30 - 1.95      9.17 - 9.87
  Sub-Account                 2009 2,173,362     10.76 - 11.29 23,943,894            --      1.30 - 1.95    36.87 - 37.77
                              2008 1,875,682       7.86 - 8.20 15,052,257          2.12      1.30 - 1.95 (37.78) - (37.37)
                              2007 1,605,864     12.63 - 13.09 20,659,520          0.18      1.30 - 1.95      9.23 - 9.94
                              2006 1,396,542      5.09 - 13.84 16,385,508            --      0.75 - 1.95      0.55 - 1.76

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                 AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                       -------------------------------------- --------------------------------------------------
                                                 UNIT VALUE                   INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                         LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       --------- ----------------- ---------- ------------- ---------------- -------------------
MSF MFS Total Return              2010   211,123     12.34 - 51.83  9,127,851          2.81      0.75 - 1.90      7.80 - 8.98
  Sub-Account                     2009   212,740     11.44 - 47.56  8,399,961          3.99      0.75 - 1.90    16.13 - 17.42
                                  2008   201,206     10.11 - 40.51  6,737,770          3.43      0.75 - 1.90 (23.78) - (22.93)
                                  2007   193,867     13.21 - 52.56  8,493,936          1.76      0.75 - 1.90      2.20 - 3.34
                                  2006    86,321     12.87 - 50.86  3,659,208          3.11      0.75 - 2.30     9.43 - 11.10
MSF Western Asset Management      2010     1,181     25.09 - 25.49     29,966          5.94      1.40 - 1.50    10.78 - 10.89
  Strategic Bond Opportunities    2009     1,213     22.64 - 22.99     27,762          6.74      1.40 - 1.50    29.93 - 30.06
  Sub-Account                     2008     1,313     17.43 - 17.68     23,081          4.23      1.40 - 1.50 (16.49) - (16.40)
                                  2007     1,361     20.87 - 21.15     28,639          4.07      1.40 - 1.50      2.15 - 2.25
                                  2006     3,696     20.43 - 22.38     76,321          4.69      0.75 - 1.50      3.27 - 4.04
MSF Western Asset Management      2010 1,601,209     15.90 - 18.69 27,095,896          1.98      0.95 - 1.95      3.46 - 4.50
  U.S. Government Sub-Account     2009 1,092,065     15.37 - 17.48 17,684,868          3.75      1.10 - 1.95      2.07 - 2.94
                                  2008   742,282     15.06 - 16.98 11,685,161          3.29      1.10 - 1.95   (2.46) - (1.62)
                                  2007   335,818     15.43 - 16.93  5,410,492          2.37      1.25 - 1.95      2.01 - 2.68
                                  2006   192,698     14.50 - 16.38  3,025,855          1.09      1.30 - 2.30      1.56 - 2.58
MSF T. Rowe Price Small Cap       2010    38,322     16.92 - 18.13    663,369            --      1.40 - 1.90    32.14 - 32.79
  Growth Sub-Account              2009    46,194     12.81 - 13.66    604,114          0.06      1.40 - 1.90    36.02 - 36.71
                                  2008    36,708       9.41 - 9.99    352,406            --      1.40 - 1.90 (37.52) - (37.21)
                                  2007     5,583     15.73 - 15.91     88,747            --      1.40 - 1.50      7.89 - 8.00
                                  2006     5,516     14.58 - 15.70     81,191            --      0.75 - 1.50      2.09 - 2.86
MSF T. Rowe Price Large Cap       2010    62,021     13.70 - 14.52    872,206          0.08      1.30 - 1.65    14.84 - 15.42
  Growth Sub-Account              2009    66,384     11.93 - 12.58    810,697          0.33      1.30 - 1.65    40.70 - 41.44
                                  2008    66,188       8.48 - 8.89    573,547          0.30      1.30 - 1.65 (42.95) - (42.68)
                                  2007    73,525     15.07 - 15.51  1,115,693          0.18      1.30 - 1.50      7.56 - 7.94
                                  2006    69,795     14.01 - 14.89    984,473          0.10      0.75 - 1.50    11.21 - 12.04
MSF Loomis Sayles Small Cap       2010    36,721     10.61 - 11.41    398,183            --      0.75 - 1.50    29.39 - 30.36
  Growth Sub-Account              2009    34,404       8.20 - 8.75    287,297            --      0.75 - 1.50    27.75 - 28.71
                                  2008    25,103       6.42 - 6.80    161,820            --      0.75 - 1.50 (42.19) - (41.75)
                                  2007    23,791     11.10 - 11.25    264,777            --      1.30 - 1.50      2.75 - 2.96
                                  2006    26,486     10.62 - 10.93    286,973            --      1.30 - 1.80      7.77 - 8.31
MSF Neuberger Berman Genesis      2010       962     16.17 - 16.51     15,746          0.33      1.30 - 1.50    19.54 - 19.78
  Sub-Account                     2009     1,190     13.52 - 13.78     16,236          0.79      1.30 - 1.50    11.15 - 11.37
                                  2008     1,092     12.17 - 12.38     13,394          0.23      1.30 - 1.50 (39.47) - (39.35)
                                  2007     1,138     20.10 - 20.41     23,041          0.06      1.30 - 1.50   (5.13) - (4.94)
                                  2006     1,028     20.78 - 22.25     21,908          0.10      0.75 - 1.80    14.37 - 15.57
MSF Oppenheimer Global Equity     2010    42,345     17.68 - 20.44    806,017          1.24      0.75 - 1.80    13.86 - 15.06
  Sub-Account                     2009    37,234     15.53 - 17.77    610,412          2.10      0.75 - 1.80    37.30 - 38.75
                                  2008    26,913     11.51 - 12.80    313,489          1.74      0.75 - 1.65 (41.53) - (41.00)
                                  2007    16,966     19.69 - 20.01    335,264          0.60      1.50 - 1.65      4.51 - 4.67
                                  2006     3,382     18.38 - 20.58     65,152          0.67      0.75 - 1.90    14.17 - 15.48
MSF FI Value Leaders              2010    28,620     16.94 - 17.94    495,188          1.44      1.50 - 1.90    12.29 - 12.75
  Sub-Account                     2009    28,142     15.08 - 15.91    433,706          2.72      1.50 - 1.90    19.43 - 19.90
  (Commenced on 11/7/2005 and     2008    25,904     12.63 - 13.27    333,263          1.65      1.50 - 1.90 (40.16) - (39.92)
  began transactions in 2006)     2007    14,443     21.11 - 22.08    312,933          0.75      1.50 - 1.90      2.12 - 2.53
                                  2006     9,168     19.83 - 21.76    193,937            --      1.40 - 2.30      7.04 - 8.00

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                   AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                         -------------------------------------- --------------------------------------------------
                                                       UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                           LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         --------- ----------------- ---------- ------------- ---------------- -------------------
MSF MetLife Aggressive Allocation   2010   167,317     10.83 - 11.02  1,828,929          1.00      1.55 - 1.85    13.57 - 13.92
  Sub-Account                       2009   157,406       9.54 - 9.67  1,513,099          2.13      1.55 - 1.85    29.08 - 29.46
  (Commenced on 11/7/2005 and       2008   153,264       7.39 - 7.47  1,139,292          0.52      1.55 - 1.85 (41.54) - (41.37)
  began transactions in 2006)       2007   100,537     12.64 - 12.74  1,275,413          0.05      1.55 - 1.85      1.37 - 1.67
                                    2006    39,044     12.39 - 12.57    487,913            --      1.40 - 2.25    11.82 - 12.78
MSF MetLife Conservative Allocation 2010   188,539     11.94 - 12.15  2,278,507          3.89      1.55 - 1.85      8.04 - 8.36
  Sub-Account                       2009   180,547     11.05 - 11.16  2,012,937          3.19      1.65 - 1.85    18.32 - 18.56
  (Commenced on 11/7/2005 and       2008   133,983       9.34 - 9.41  1,259,967          0.96      1.65 - 1.85 (15.96) - (15.79)
  began transactions in 2006)       2007    58,563             11.17    654,380            --             1.65             3.83
                                    2006    55,733     10.65 - 10.81    599,716            --      1.40 - 2.25      3.88 - 4.76
MSF MetLife Conservative to         2010   189,647     11.76 - 11.90  2,243,545          3.43      1.65 - 1.85      9.48 - 9.71
  Moderate Allocation Sub-Account   2009   202,843     10.75 - 10.85  2,189,499          3.24      1.65 - 1.85    21.41 - 21.65
  (Commenced on 11/7/2005 and       2008   193,745       8.85 - 8.92  1,721,627          0.89      1.65 - 1.85 (23.04) - (22.88)
  began transactions in 2006)       2007    86,095     11.50 - 11.56    993,288            --      1.65 - 1.85      2.88 - 3.09
                                    2006    13,244     11.10 - 11.26    148,388            --      1.40 - 2.25      6.08 - 6.98
MSF MetLife Moderate Allocation     2010 1,507,770     11.54 - 11.74 17,503,699          2.53      1.55 - 1.85    11.10 - 11.44
  Sub-Account                       2009 1,468,099     10.39 - 10.54 15,319,594          2.84      1.55 - 1.85    24.22 - 24.58
  (Commenced on 11/7/2005 and       2008 1,102,766       8.36 - 8.46  9,268,041          0.72      1.55 - 1.85 (29.95) - (29.73)
  began transactions in 2006)       2007   769,596     11.94 - 12.04  9,229,588          0.01      1.55 - 1.85      2.42 - 2.73
                                    2006   251,739     11.58 - 11.75  2,943,348            --      1.40 - 2.25      8.31 - 9.23
MSF MetLife Moderate to Aggressive  2010   822,307     11.05 - 11.24  9,136,189          2.18      1.55 - 1.85    12.60 - 12.94
  Allocation Sub-Account            2009   811,140       9.81 - 9.95  7,998,980          2.74      1.55 - 1.85    26.73 - 27.11
  (Commenced on 11/7/2005 and       2008   722,722       7.74 - 7.83  5,615,130          0.51      1.55 - 1.85 (36.31) - (36.12)
  began transactions in 2006)       2007   421,099     12.15 - 12.25  5,132,758          0.03      1.55 - 1.85      1.94 - 2.24
                                    2006   218,070     11.84 - 12.01  2,604,858            --      1.40 - 2.25     9.59 - 10.53
MSF MFS Value Sub-Account           2010   294,312     13.57 - 15.76  4,294,747          1.36      0.75 - 1.95     9.03 - 10.35
  (Commenced on 11/7/2005 and       2009   240,463     12.44 - 14.28  3,179,115            --      0.75 - 1.95    18.26 - 19.68
  began transactions in 2006)       2008   153,826     10.86 - 11.93  1,701,329          1.75      0.75 - 1.90 (33.80) - (30.01)
                                    2007   114,399     16.40 - 17.03  1,909,054            --      1.50 - 1.90      5.60 - 6.03
                                    2006    25,279     15.02 - 16.20    399,200          2.72      1.40 - 2.30    18.58 - 19.65
MSF Loomis Sayles Small Cap Core    2010    12,163     32.88 - 33.99    406,150            --      1.70 - 1.90    24.82 - 25.07
  Sub-Account                       2009     3,472     26.34 - 27.18     93,189            --      1.70 - 1.90    27.49 - 27.74
  (Commenced on 11/10/2008 and
  began transactions in 2009)
MSF Met/Dimensional International   2010   126,878     17.04 - 17.49  2,176,484          1.24      0.75 - 1.95    20.22 - 21.68
  Small Company Sub-Account         2009    68,838     14.12 - 14.28    980,285            --      1.30 - 2.30    39.48 - 40.87
  (Commenced 11/10/2008)            2008     5,465     10.13 - 10.14     55,367            --      1.30 - 1.75      0.65 - 0.71
MSF Barclays Capital Aggregate      2010   373,923     14.54 - 15.74  5,642,134          2.86      1.30 - 1.95      3.61 - 4.29
  Bond Index Sub-Account            2009   163,044     14.04 - 15.09  2,350,407            --      1.30 - 1.95      2.41 - 2.86
  (Commenced 5/4/2009)
MSF Van Eck Global Natural          2010   356,898     18.59 - 19.08  6,673,176          0.26      0.75 - 1.95    17.57 - 27.36
  Resources Sub-Account             2009    82,041     14.69 - 14.80  1,209,009            --      1.30 - 1.95    35.22 - 35.82
  (Commenced 5/4/2009)

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OF FIRST METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                   AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                          ------------------------------------ --------------------------------------------------
                                                     UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                         LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                          ------- ----------------- ---------- ------------- ---------------- -------------------
MSF BlackRock Legacy Large Cap      2010   99,815      1.34 - 36.53  1,035,852          0.23      0.75 - 1.90    17.49 - 18.93
  Growth Sub-Account                2009   83,891      1.14 - 28.69    738,462            --      1.20 - 1.90    29.11 - 29.70
  (Commenced 5/4/2009)
MSF MetLife Mid Cap Stock Index     2010  172,234     16.19 - 17.33  2,894,856          0.56      1.30 - 1.95    23.49 - 24.29
  Sub-Account                       2009   57,039     13.17 - 13.94    773,244            --      1.30 - 1.90    28.62 - 29.16
  (Commenced 5/4/2009)
MSF Morgan Stanley EAFE Index       2010  235,893     11.82 - 12.79  2,915,694          1.97      1.30 - 1.95      5.69 - 6.38
  Sub-Account                       2009   60,518     11.18 - 12.03    701,682            --      1.30 - 1.95    34.67 - 35.25
  (Commenced 5/4/2009)
MSF Russell 2000 Index              2010  181,098     16.43 - 17.79  3,110,028          0.55      1.30 - 1.95    24.11 - 24.91
  Sub-Account                       2009   48,032     13.32 - 14.24    663,258            --      1.30 - 1.90    26.11 - 26.62
  (Commenced 5/4/2009)
MSF Neuberger Berman Mid Cap        2010    4,795     23.39 - 24.11    114,193          0.05      1.70 - 1.95    23.62 - 23.93
  Value Sub-Account                 2009      206     18.92 - 19.90      3,905            --      1.50 - 1.95    44.89 - 45.54
  (Commenced on 11/10/2008 and
  began transactions in 2009)
PIMCO VIT High Yield                2010    8,203     16.86 - 17.30    138,750          7.26      1.30 - 1.50    12.76 - 12.99
  Sub-Account                       2009   10,757     14.94 - 15.31    161,118          8.75      1.30 - 1.50    38.18 - 38.45
                                    2008    8,385     10.80 - 11.06     91,023          7.83      1.30 - 1.50 (24.65) - (24.50)
                                    2007    8,976     14.32 - 14.64    129,266          6.93      1.30 - 1.50      1.96 - 2.16
                                    2006    9,739     14.03 - 14.33    137,505          6.91      1.30 - 1.50      7.49 - 7.70
PIMCO VIT Low Duration              2010   12,187     14.82 - 14.96    181,997          1.62      1.40 - 1.50      3.72 - 3.82
  Sub-Account                       2009   14,162     14.28 - 14.41    203,515          3.54      1.40 - 1.50    11.63 - 11.75
                                    2008   12,236     12.79 - 12.89    157,346          4.07      1.40 - 1.50   (1.90) - (1.81)
                                    2007    9,002     13.04 - 13.13    117,864          4.76      1.40 - 1.50      5.77 - 5.87
                                    2006    9,448     12.33 - 12.53    116,910          4.20      1.30 - 1.50      2.43 - 2.64
Pioneer VCT Bond Sub-Account        2010    4,130             12.11     50,004          4.70             1.95             6.84
  (Commenced on 11/10/2008 and      2009    4,399     11.33 - 11.44     49,849          2.45      1.50 - 1.95    15.02 - 15.54
  began transactions in 2009)
Pioneer VCT Emerging Markets        2010    2,553     18.70 - 19.31     48,533          0.32      1.65 - 1.95    13.38 - 13.72
  Sub-Account                       2009    2,657     16.49 - 17.23     44,460          0.76      1.50 - 1.95    70.65 - 71.43
  (Commenced on 11/10/2008 and
  began transactions in 2009)
Pioneer VCT Equity Income           2010    1,048             19.24     20,175          2.05             1.95            16.93
  Sub-Account                       2009    1,223     16.45 - 17.24     20,131          2.04      1.50 - 1.95    11.69 - 12.20
  (Commenced on 11/10/2008 and
  began transactions in 2009)
Pioneer VCT Mid Cap Value           2010   46,503     30.21 - 33.76  1,442,414          0.86      0.95 - 1.65    15.97 - 16.78
  Sub-Account                       2009   39,695     26.05 - 28.91  1,054,754          1.30      0.95 - 1.65    23.21 - 24.08
  (Commenced on 11/7/2005 and       2008   36,146     21.14 - 22.82    775,931          0.88      1.10 - 1.65 (34.85) - (34.49)
  began transactions in 2006)       2007   26,303     32.45 - 33.08    859,209          0.55      1.50 - 1.65      3.61 - 3.77
                                    2006    6,585     30.41 - 31.88    208,127            --      1.50 - 1.90    10.16 - 10.60

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPAY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTNUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                              AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                       ----------------------------------- --------------------------------------------------
                                                  UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                      LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                         UITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ------ ----------------- ---------- ------------- ---------------- -------------------
Pioneer VCT Ibbotson Growth       2010    282             15.08      4,244          1.89             1.80            12.71
  Allocation Sub-Account          2009    283             13.38      3,781          2.38             1.80            30.31
  (Commenced on 11/10/2008 and
  began transactions in 2009)
Pioneer VCT Real Estate Shares    2010    406             17.93      7,267          2.45             1.65            26.44
  Sub-Account                     2009    407             14.18      5,768          2.95             1.65            29.40
  (Commenced on 11/10/2008 and
  began transactions in 2009)
American Funds Bond Sub-Account   2010 375057     15.96 - 17.57  6,229,519          3.64      0.95 - 1.65      4.70 - 5.44
  (Commenced 4/28/2008)           2009 208233     15.25 - 16.66  3,287,228          3.94      0.95 - 1.65    10.76 - 11.54
                                  2008 109249     13.76 - 14.68  1,557,543         10.52      1.10 - 1.65 (10.84) - (10.34)
American Funds Global Growth      2010 887906     25.73 - 30.11 23,819,624          1.50      0.75 - 1.90     9.64 - 10.91
  Sub-Account                     2009 893358     23.47 - 27.15 21,667,917          1.47      0.75 - 1.90    39.62 - 41.24
  (Commenced on 11/7/2005 and     2008 859773     16.81 - 19.22 14,802,920          2.05      0.75 - 1.90 (39.55) - (38.85)
  began transactions in 2006)     2007 623978     27.80 - 30.77 17,713,054          3.27      0.95 - 1.90    12.68 - 13.76
                                  2006 209756     23.74 - 27.58  5,285,664          0.56      0.75 - 2.30    17.70 - 19.53
American Funds Growth-Income      2010 262878    91.44 - 118.07 25,711,939          1.49      0.95 - 1.90     9.33 - 10.37
  Sub-Account                     2009 262438    83.63 - 106.98 23,238,151          1.71      0.95 - 1.90    28.77 - 30.00
  (Commenced on 11/7/2005 and     2008 233938     64.95 - 82.29 15,993,876          1.92      0.95 - 1.90 (39.02) - (38.44)
  began transactions in 2006)     2007 177704   106.51 - 117.20 19,825,012          1.99      1.50 - 1.90      3.06 - 3.47
                                  2006  67192    94.31 - 115.89  7,256,377          2.61      1.40 - 2.30    12.59 - 13.61
American Funds Growth             2010 306979   137.22 - 186.99 46,146,389          0.75      0.75 - 1.90    16.45 - 17.79
  Sub-Account                     2009 293272   117.84 - 158.75 37,226,790          0.70      0.75 - 1.90    36.79 - 38.37
  (Commenced on 11/7/2005 and     2008 245411    86.15 - 114.72 22,343,828          0.95      0.75 - 1.90 (45.03) - (44.39)
  began transactions in 2006)     2007 166443   156.72 - 172.44 27,274,788          1.01      1.50 - 1.90    10.22 - 10.67
                                  2006  65239   129.74 - 159.43  9,695,716          1.35      1.40 - 2.30      7.72 - 8.69
American Funds Global Small       2010 102458     30.13 - 33.77  3,265,181          1.82      0.75 - 1.65    20.41 - 21.50
  Capitalization Sub-Account      2009  66754     25.02 - 27.79  1,755,311          0.35      0.75 - 1.65    58.66 - 60.09
  (Commenced on 2/20/2007 and     2008  34506     15.77 - 17.36    562,980            --      0.75 - 1.65 (54.29) - (53.87)
  began transactions in 2008)
UIF U.S. Real Estate Sub-Account  2010 130897     24.08 - 49.52  3,736,871          2.15      0.95 - 1.65    27.84 - 28.73
  (Commenced on 11/7/2005 and     2009 137424     18.83 - 38.47  2,952,490          3.31      0.95 - 1.65    26.25 - 27.14
  began transactions in 2006)     2008 107050     14.92 - 29.65  1,744,382          3.49      1.10 - 1.65 (38.92) - (38.58)
                                  2007  85204     24.42 - 24.67  2,085,160          2.12      1.50 - 1.65 (18.44) - (18.31)
                                  2006  23991     29.52 - 30.20    719,688          0.14      1.50 - 1.90    35.46 - 36.00
LMPVET ClearBridge Variable       2010 165716     14.10 - 17.97  2,538,303            --      1.10 - 1.90    22.83 - 23.81
  Small Cap Growth Sub-Account    2009 133833     11.48 - 14.52  1,636,184            --      1.10 - 1.90    40.07 - 41.22
  (Commenced on 11/7/2005 and     2008 113589      8.19 - 10.28    962,401            --      1.10 - 1.90 (41.83) - (41.36)
  began transactions in 2006)     2007 104212     14.09 - 14.41  1,480,386            --      1.50 - 1.90      7.93 - 8.36
                                  2006  82352     12.81 - 13.36  1,083,366            --      1.40 - 2.30    10.21 - 11.20
LMPVET ClearBridge Variable       2010  72008     13.78 - 14.51  1,018,528          3.01      1.50 - 1.90      7.41 - 7.83
  Large Cap Value Sub-Account     2009  71480     12.83 - 13.45    938,872          1.84      1.50 - 1.90    22.16 - 22.65
  (Commenced on 11/7/2005 and     2008  79048     10.50 - 10.97    847,551          2.23      1.50 - 1.90 (36.84) - (36.59)
  began transactions in 2006)     2007  21114     16.63 - 17.30    357,828          1.65      1.50 - 1.90    (5.25) - 2.19
                                  2006   8665     15.74 - 17.05    142,619          2.94      1.40 - 2.30    15.58 - 16.62

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPAY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTNUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                            AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                     ------ ----------------- ---------- --------------------------------------------------
                                                 UNIT VALUE              INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                    LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                       UNIS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ------ ----------------- ---------- ------------- ---------------- -------------------
LMPVET ClearBridge Variable     2010 213,96     29.95 - 35.07  6,848,066          1.83      0.95 - 1.90    14.41 - 15.50
  Fundamental All Cap Value     2009 194,83     26.17 - 30.36  5,394,668          1.49      0.95 - 1.90    26.92 - 28.14
  Sub-Account                   2008 174,32     20.62 - 23.70  3,758,198          1.83      0.95 - 1.90 (37.78) - (37.18)
  (Commenced on 11/7/2005 and   2007 151,38     33.14 - 35.06  5,189,168          1.65      1.50 - 1.90   (0.65) - (0.25)
  began transactions in 2006)   2006  63,52     31.66 - 35.61  2,183,111          3.56      1.40 - 2.30    14.15 - 15.18
LMPVET ClearBridge Variable     2010 355,56     29.01 - 34.42 11,226,240          1.86      0.95 - 1.90    10.51 - 11.56
  Appreciation Sub-Account      2009 253,45     11.03 - 30.85  7,122,282          2.48      0.95 - 1.90    19.82 - 20.96
  (Commenced on 11/7/2005 and   2008 193,82     11.28 - 25.50  4,381,445          1.49      0.95 - 1.90 (30.77) - (29.98)
  began transactions in 2006)   2007 154,22     31.59 - 33.71  4,934,030          1.44      1.50 - 1.90      6.37 - 6.80
                                2006  50,21     27.95 - 32.05  1,549,906          2.55      1.40 - 2.30    12.19 - 13.21
LMPVET ClearBridge Variable     2010 874,38      8.92 - 14.62 11,442,997          0.14      1.10 - 1.95    22.31 - 23.64
  Aggressive Growth Sub-Account 2009 915,74      7.29 - 11.83  9,677,217            --      1.10 - 1.95    31.60 - 33.10
  (Commenced on 11/7/2005 and   2008 866,77       7.78 - 8.89  6,880,616            --      1.10 - 1.90 (41.53) - (41.06)
  began transactions in 2006)   2007 777,04     13.31 - 13.62 10,475,283            --      1.50 - 1.90   (0.42) - (0.01)
                                2006 402,43     13.12 - 13.68  5,435,477            --      1.40 - 2.30      6.32 - 7.28
LMPVET ClearBridge Variable     2010  27,05     12.99 - 13.67    361,848          0.11      1.50 - 1.90      7.77 - 8.19
  Large Cap Growth Sub-Account  2009  38,23     12.05 - 12.63    473,184          0.29      1.50 - 1.90    39.69 - 40.27
  (Commenced on 11/7/2005 and   2008  34,39       8.63 - 9.01    303,205          0.28      1.50 - 1.90 (38.48) - (38.23)
  began transactions in 2006)   2007  34,81     14.02 - 14.58    498,459          0.07      1.50 - 1.90      3.31 - 3.73
                                2006  11,23     13.11 - 14.18    154,919          0.34      1.40 - 2.30      2.22 - 3.15
LMPVET ClearBridge Variable     2010 636,52     10.43 - 13.39  7,893,569          3.89      0.95 - 1.85    10.07 - 11.06
  Equity Income Builder         2009 616,00      9.45 - 12.06  6,870,557          3.25      0.95 - 1.85    20.38 - 21.47
  Sub-Account                   2008 540,64       7.82 - 9.92  4,958,838          1.03      0.95 - 1.85 (36.16) - (35.58)
  (Commenced on 11/7/2005 and   2007 491,60     14.69 - 14.97  6,949,079          1.71      1.50 - 1.85      3.41 - 3.78
  began transactions in 2006)   2006 147,87     14.18 - 14.70  2,137,211          2.95      1.40 - 2.25     9.67 - 10.61
LMPVET ClearBridge Variable     2010  44,55       8.96 - 9.38    408,983          3.01      1.50 - 1.90     9.80 - 10.23
  Dividend Strategy Sub-Account 2009  46,87       8.16 - 8.51    390,952          1.87      1.50 - 1.90    19.78 - 20.26
  (Commenced on 11/7/2005 and   2008  57,14       6.81 - 7.07    396,434          3.06      1.50 - 1.90 (29.93) - (29.65)
  began transactions in 2006)   2007  54,51      9.72 - 10.05    539,240          3.17      1.50 - 1.90      4.44 - 4.86
                                2006  14,80       9.04 - 9.59    140,785          4.29      1.50 - 2.30    15.26 - 16.18
LMPVET Investment Counsel       2010     37     29.14 - 29.97     10,289          1.37      1.50 - 1.65    10.32 - 10.48
  Variable Social Awareness     2009     39     26.41 - 27.12      9,639          1.58      1.50 - 1.65    20.83 - 21.01
  Sub-Account                   2008     34     21.50 - 22.41      7,645          1.97      1.50 - 1.75 (26.50) - (26.32)
  (Commenced on 11/7/2005 and   2007     31     29.71 - 30.42     10,573          1.55      1.50 - 1.65      9.07 - 9.24
  began transactions in 2006)   2006     20     26.26 - 27.85      7,217          0.57      1.50 - 1.90      5.67 - 6.09
LMPVET ClearBridge Variable     2010  57,35     14.21 - 14.69    824,792          0.81      1.50 - 1.90    10.54 - 10.99
  Capital Sub-Account           2009  66,84     12.86 - 13.23    869,419          0.64      1.50 - 1.90    37.62 - 38.16
  (Commenced on 11/7/2005 and   2008  72,60       9.34 - 9.58    685,416          0.05      1.50 - 1.90 (43.23) - (43.00)
  began transactions in 2006)   2007  90,88     16.46 - 16.89  1,508,688          0.58      1.50 - 1.90    (0.08) - 0.32
                                2006  30,27     16.19 - 16.82    502,782          1.11      1.40 - 2.30    11.04 - 12.04
LMPVET Variable Lifestyle       2010  79,74     16.62 - 17.94  1,345,207          3.37      1.10 - 1.65     6.39 - 12.65
  Allocation 50% Sub-Account    2009  66,33     14.77 - 15.06    987,781          5.18      1.50 - 1.65    30.15 - 30.35
  (Commenced on 11/7/2005 and   2008  51,74     11.35 - 11.55    594,061          3.39      1.50 - 1.65 (28.53) - (28.42)
  began transactions in 2006)   2007  56,64     15.88 - 16.14    908,688          5.01      1.50 - 1.65      1.51 - 1.67
                                2006  13,02     15.26 - 15.88    205,596          5.52      1.50 - 1.90      6.19 - 6.61

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACOUNT ONE
OF FIRST METLIFE INVESTORS INSURANCE COMPAY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCUDED)

8. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                          AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                   ------------------------ ---------- --------------------------------------------------
                                                 UNIT VALUE            INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                  LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                     UNITS      HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   ------------------------ ---------- ------------- ---------------- -------------------
LMPVET Variable Lifestyle     2010  15,765    14.30 - 14.60    225,913          2.18      1.50 - 1.65    13.12 - 13.30
  Allocation 70% Sub-Account  2009  15,956    12.64 - 12.89    202,085          3.14      1.50 - 1.65    30.73 - 30.93
  (Commenced on 11/7/2005 and 2008  25,139      9.67 - 9.84    243,783          2.77      1.50 - 1.65 (33.87) - (33.77)
  began transactions in 2006) 2007  19,241    14.62 - 14.86    282,073          6.89      1.50 - 1.65      2.13 - 2.28
                              2006     351    13.97 - 14.53      5,108          2.21      1.50 - 1.90      6.81 - 7.24
LMPVET Variable Lifestyle     2010  65,013    13.88 - 14.47    921,330          1.73      1.35 - 1.65    13.81 - 14.15
  Allocation 85% Sub-Account  2009  52,840    12.20 - 12.68    656,860          2.58      1.35 - 1.65    30.31 - 30.69
  (Commenced on 11/7/2005 and 2008  29,209      9.36 - 9.70    277,173          2.59      1.35 - 1.65 (38.44) - (38.26)
  began transactions in 2006) 2007  10,133    15.21 - 15.46    154,963          6.84      1.50 - 1.65      1.66 - 1.82
                              2006      93    14.59 - 15.18      1,419          0.99      1.50 - 1.90      7.41 - 7.84
LMPVIT Western Asset Variable 2010 292,566    18.35 - 20.70  5,616,288          9.37      0.95 - 1.90    12.76 - 13.83
  Global High Yield Bond      2009 276,974    16.27 - 18.18  4,674,261         11.36      0.95 - 1.90    52.62 - 54.08
  Sub-Account                 2008 269,405    10.66 - 11.80  2,965,293         11.37      0.95 - 1.90 (32.13) - (31.48)
  (Commenced on 11/7/2005 and 2007 230,195    15.71 - 16.73  3,701,261         10.61      1.25 - 1.90   (5.14) - (1.56)
  began transactions in 2006) 2006  77,538    15.48 - 16.73  1,265,029         11.37      1.40 - 2.30      8.13 - 9.11
LMPVIT Western Asset Variable 2010  23,508      9.68 - 9.93    230,024          0.99      1.50 - 1.85      7.20 - 7.56
  Adjustable Rate Income      2009  47,173      9.03 - 9.23    429,294          1.79      1.50 - 1.85    15.25 - 15.66
  Sub-Account                 2008  51,320      7.83 - 7.98    404,525          5.31      1.50 - 1.85 (22.63) - (22.35)
  (Commenced on 11/7/2005 and 2007  49,988    10.12 - 10.28    508,595          9.03      1.50 - 1.85   (0.51) - (0.16)
  began transactions in 2006) 2006  11,506    10.04 - 10.33    117,357          9.45      1.40 - 2.25      1.79 - 2.66
Oppenheimer VA Main Street    2010 169,474    16.82 - 17.72  2,900,152          0.34      0.95 - 1.50    21.23 - 21.90
  Small Cap Sub-Account       2009 107,367    13.88 - 14.54  1,512,909          0.48      0.95 - 1.50    34.84 - 35.58
  (Commenced on 2/20/2007 and 2008  51,363    10.29 - 10.60    535,777          0.10      1.10 - 1.50 (38.93) - (38.68)
  began transactions in 2008)

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Sub-Account invests. The investment income ratio is calculated as a weighted average ratio since the Sub-Account may invest in two or more share classes, if any, within the underlying portfolio, series, or fund of the Trusts which may have unique investment income ratios.

(2) These amounts represent the annualized contract expenses of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

FIRST METLIFE INVESTORS INSURANCE COMPANY
(a wholly-owned subsidiary of MetLife, Inc.)

Financial Statements

As of December 31, 2010 and 2009 and for the Years Ended December 31, 2010, 2009 and 2008
and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of First MetLife Investors Insurance
Company:

We have audited the accompanying balance sheets of First MetLife Investors Insurance Company (a wholly-owned subsidiary of MetLife, Inc.) (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First MetLife Investors Insurance Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 12, 2011

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 BALANCE SHEETS
                           DECEMBER 31, 2010 AND 2009

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                2010         2009
                                                             ----------   ----------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at
     estimated fair value (amortized cost: $525,709 and
     $469,325, respectively)...............................  $  544,227   $  468,391
  Mortgage loans (net of valuation allowances of $688 and
     $196, respectively)...................................      77,938       29,590
  Short-term investments, at estimated fair value..........      24,995        9,590
                                                             ----------   ----------
     Total investments.....................................     647,160      507,571
Cash and cash equivalents..................................       7,758       61,720
Accrued investment income..................................       5,824        4,930
Premiums, reinsurance and other receivables................   1,347,288    1,264,250
Deferred policy acquisition costs and value of business
  acquired.................................................     183,678      149,627
Current income tax recoverable.............................         523        6,244
Other assets...............................................      76,872       63,472
Separate account assets....................................   3,229,029    2,416,073
                                                             ----------   ----------
     Total assets..........................................  $5,498,132   $4,473,887
                                                             ==========   ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits.....................................  $  169,868   $  116,950
Policyholder account balances..............................   1,467,418    1,426,200
Other policy-related balances..............................      20,815        6,880
Deferred income tax liability..............................      83,980       62,476
Other liabilities..........................................      73,880       48,983
Separate account liabilities...............................   3,229,029    2,416,073
                                                             ----------   ----------
     Total liabilities.....................................   5,044,990    4,077,562
                                                             ----------   ----------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 9)

STOCKHOLDER'S EQUITY
Common stock, par value $10 per share; 200,000 shares
  authorized, issued and outstanding.......................       2,000        2,000
Additional paid-in capital.................................     339,819      339,819
Retained earnings..........................................     100,261       55,407
Accumulated other comprehensive income (loss)..............      11,062         (901)
                                                             ----------   ----------
     Total stockholder's equity............................     453,142      396,325
                                                             ----------   ----------
     Total liabilities and stockholder's equity............  $5,498,132   $4,473,887
                                                             ==========   ==========




               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

                                 (IN THOUSANDS)


                                                         2010       2009       2008
                                                       --------   --------   --------
REVENUES
Premiums.............................................  $ 56,985   $ 59,458   $ 28,530
Universal life and investment-type product policy
  fees...............................................    55,860     39,797     37,141
Net investment income................................    29,596     20,088      9,680
Other revenues.......................................    68,627     57,461     24,128
Net investment gains (losses):
  Other-than-temporary impairments on fixed maturity
     securities......................................        --       (451)      (838)
  Other net investment gains (losses)................    (1,249)    (1,708)        60
                                                       --------   --------   --------
     Total net investment gains (losses).............    (1,249)    (2,159)      (778)
Net derivative gains (losses)........................    26,905    (78,406)   116,055
                                                       --------   --------   --------
     Total revenues..................................   236,724     96,239    214,756
                                                       --------   --------   --------
EXPENSES
Policyholder benefits and claims.....................    46,659     49,649     39,351
Interest credited to policyholder account balances...    61,932     65,833     25,082
Other expenses.......................................    64,850     29,198     72,681
                                                       --------   --------   --------
     Total expenses..................................   173,441    144,680    137,114
                                                       --------   --------   --------
Income (loss) before provision for income tax........    63,283    (48,441)    77,642
Provision for income tax expense (benefit)...........    18,429    (20,839)    25,699
                                                       --------   --------   --------
Net income (loss)....................................  $ 44,854   $(27,602)  $ 51,943
                                                       ========   ========   ========




               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

                                 (IN THOUSANDS)

                                                                           ACCUMULATED
                                                  ADDITIONAL                  OTHER           TOTAL
                                         COMMON     PAID-IN    RETAINED   COMPREHENSIVE   STOCKHOLDER'S
                                          STOCK     CAPITAL    EARNINGS   INCOME (LOSS)       EQUITY
                                         ------   ----------   --------   -------------   -------------
Balance at December 31, 2007..........   $2,000    $169,819    $ 31,066      $  (864)        $202,021
Capital contribution from MetLife,
  Inc. (Note 10)......................              100,000                                   100,000
Comprehensive income (loss):
  Net income..........................                           51,943                        51,943
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax.........                                        (1,359)          (1,359)
                                                                                             --------
     Other comprehensive loss.........                                                         (1,359)
                                                                                             --------
  Comprehensive income (loss).........                                                         50,584
                                         ------    --------    --------      -------         --------
Balance at December 31, 2008..........    2,000     269,819      83,009       (2,223)         352,605
Capital contribution from MetLife,
  Inc. (Note 10)......................               70,000                                    70,000
Comprehensive income (loss):
  Net loss............................                          (27,602)                      (27,602)
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax.........                                         1,322            1,322
                                                                                             --------
     Other comprehensive income.......                                                          1,322
                                                                                             --------
  Comprehensive income (loss).........                                                        (26,280)
                                         ------    --------    --------      -------         --------
Balance at December 31, 2009..........    2,000     339,819      55,407         (901)         396,325
Comprehensive income (loss):
  Net income..........................                           44,854                        44,854
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax.........                                        11,963           11,963
                                                                                             --------
     Other comprehensive income.......                                                         11,963
                                                                                             --------
  Comprehensive income (loss).........                                                         56,817
                                         ------    --------    --------      -------         --------
Balance at December 31, 2010..........   $2,000    $339,819    $100,261      $11,062         $453,142
                                         ======    ========    ========      =======         ========




               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

                                 (IN THOUSANDS)


                                                         2010        2009        2008
                                                      ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...................................  $  44,854   $ (27,602)  $  51,943
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
     Depreciation and amortization expenses.........      1,474         664         471
     Amortization of premiums and accretion of
       discounts associated with investments, net...        363         309          48
     (Gains) losses on investments and derivatives,
       net..........................................    (32,875)     80,565    (115,277)
     Interest credited to policyholder account
       balances.....................................     61,932      65,833      25,082
     Universal life and investment-type product
       policy fees..................................    (55,860)    (39,797)    (37,141)
     Change in accrued investment income............       (894)     (2,651)       (863)
     Change in premiums, reinsurance and other
       receivables..................................    (55,032)   (393,176)   (282,799)
     Change in deferred policy acquisition costs,
       net..........................................    (35,550)    (54,542)     13,646
     Change in income tax recoverable (payable).....     20,783         954      34,482
     Change in other assets.........................     44,920      22,399      23,695
     Change in insurance-related liabilities and
       policy-related balances......................     65,748      45,765      43,207
     Change in other liabilities....................     24,897     (83,011)    125,726
                                                      ---------   ---------   ---------
Net cash provided by (used in) operating
  activities........................................     84,760    (384,290)   (117,780)
                                                      ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
     Fixed maturity securities......................    124,160     178,189      35,676
     Mortgage loans.................................        364       1,051         154
Purchases of:
     Fixed maturity securities......................   (182,768)   (401,956)   (168,181)
     Mortgage loans.................................    (49,187)    (11,037)     (4,968)
Net change in short-term investments................    (14,944)     20,372     (20,765)
Other, net..........................................         --      (6,353)     (3,210)
                                                      ---------   ---------   ---------
Net cash used in investing activities...............   (122,375)   (219,734)   (161,294)
                                                      ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
     Deposits.......................................    188,463     647,550     471,235
     Withdrawals....................................   (204,810)   (209,204)   (174,938)
Capital contribution from MetLife, Inc. ............         --      70,000     100,000
                                                      ---------   ---------   ---------
Net cash (used in) provided by financing
  activities........................................    (16,347)    508,346     396,297
                                                      ---------   ---------   ---------
Change in cash and cash equivalents.................    (53,962)    (95,678)    117,223
Cash and cash equivalents, beginning of year........     61,720     157,398      40,175
                                                      ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, END OF YEAR..............  $   7,758   $  61,720   $ 157,398
                                                      =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash refunded during the year for:
     Income tax.....................................  $  (2,514)  $ (21,792)  $  (8,783)
                                                      =========   =========   =========




               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        NOTES TO THE FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     First MetLife Investors Insurance Company (the "Company"), a New York domiciled life insurance company, is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). The Company markets and administers traditional life, universal life, variable annuity and fixed annuity products to individuals. The Company is licensed to transact business in the state of New York.

  BASIS OF PRESENTATION

     Certain amounts in the prior years' financial statements have been reclassified to conform with the 2010 presentation. Such reclassifications include ($78,406) thousand and $116,055 thousand reclassified from net investment gains (losses) to net derivative gains (losses) in the statements of operations for the years ended December 31, 2009 and 2008, respectively.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements.

     A description of critical estimates is incorporated within the discussion of the related accounting policies which follows. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's balance sheets. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. It requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value of an asset, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


liability's classification within the fair value hierarchy is based on the lowest level of input to its valuation. The input levels are as follows:

       Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

       Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

       Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     Prior to January 1, 2009, the measurement and disclosures of fair value based on exit price excluded certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value on a nonrecurring basis.

  Investments

     The accounting policies for each of the Company's investments are as follows:

          Fixed Maturity Securities. The Company's fixed maturity securities are classified as available-for-sale and are reported at their estimated fair value.

          Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. This interest income is recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

          The Company periodically evaluates fixed maturity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     the decline in estimated fair value. The Company's review of its fixed maturity securities for impairments includes an analysis of the total gross unrealized losses by three categories of severity and/or age of the gross unrealized loss, as summarized in Note 2 "-- Aging of Gross Unrealized Loss and OTTI Loss for Fixed Maturity Securities Available-for-Sale." An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) unfavorable changes in forecasted cash flows on mortgage-backed and ABS; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of other-than-temporary impairment ("OTTI") losses as described in "Adoption of New Accounting
     Pronouncements -- Financial Instruments." The guidance requires that an OTTI be recognized in earnings for a fixed maturity security in an unrealized loss position when it is anticipated that the amortized cost will not be recovered. In such situations, the OTTI recognized in earnings is the entire difference between the fixed maturity security's amortized cost and its estimated fair value only when either: (i) the Company has the intent to sell the fixed maturity security; or (ii) it is more likely than not that the Company will be required to sell the fixed maturity security before recovery of the decline in estimated fair value below amortized cost. If neither of these two conditions exist, the difference between the amortized cost of the fixed maturity security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than credit factors ("noncredit loss") is recorded in other comprehensive income (loss). The Company does not make any adjustments for subsequent recoveries in value.

          Prior to the adoption of the OTTI guidance, the Company recognized in earnings an OTTI for a fixed maturity security in an unrealized loss position unless it could assert that it had both the intent and ability to hold the fixed maturity security for a period of time sufficient to allow for a recovery of estimated fair value to the security's amortized cost. Also, prior to the adoption of this guidance, the entire difference between the fixed maturity security's amortized cost basis and its estimated fair value was recognized in earnings if it was determined to have an OTTI.

          With respect to perpetual hybrid securities that have attributes of both debt and equity, which are classified as fixed maturity securities, the Company considers in its OTTI analysis whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. The Company also considers whether any perpetual hybrid securities,

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

          The Company's methodology and significant inputs used to determine the amount of the credit loss on fixed maturity securities under the OTTI guidance are as follows:

               (i) The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity security prior to impairment.

               (ii) When determining the collectability and the period over which value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

               (iii) Additional considerations are made when assessing the unique features that apply to certain structured securities such as residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

               (iv) When determining the amount of the credit loss for United States ("U.S.") and foreign corporate securities, foreign government securities and state and political subdivision securities, management considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process which incorporates available information and management's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

          The amortized cost of fixed maturity securities is adjusted for OTTI in the period in which the determination is made. These impairments are included within net investment gains (losses). The Company does not change the revised cost basis for subsequent recoveries in value.

          In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

          The Company has invested in certain structured transactions that are variable interest entities ("VIEs"). These structured transactions include trust preferred securities. The Company consolidates those VIEs for

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     which it is deemed to be the primary beneficiary. The Company reconsiders whether it is the primary beneficiary for investments designated as VIEs on an annual basis.

          Mortgage Loans. For the purposes of determining valuation allowances, the Company disaggregates its mortgage loan investments into two portfolio segments: (1) commercial and (2) agricultural.

               Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income. Interest ceases to accrue when collection of interest is not considered probable and/or when interest or principal payments are past due as follows: commercial -- 60 days; and agricultural -- 90 days. When a loan is placed on non-accrual status, uncollected past due interest is charged-off against net investment income. Generally, the accrual of interest income resumes after all delinquent amounts are paid and management believes all future principal and interest payments will be collected. Cash receipts on non-accruing loans are recorded in accordance with the loan agreement as a reduction of principal and/or interest income. Charge-offs occur upon the realization of a credit loss, typically through foreclosure or after a decision is made to sell a loan. Gain or loss upon charge-off is recorded, net of previously established valuation allowances, in net investment gains (losses). Cash recoveries on principal amounts previously charged-off are generally recorded as an increase to the valuation allowance, unless the valuation allowance adequately provides for expected credit losses; then the recovery is recorded in net investment gains (losses). Gains and losses from sales of loans and increases or decreases to valuation allowances are recorded in net investment gains (losses).

               Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for all loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. The Company typically uses ten years, or more, of historical experience, in these evaluations. These evaluations are revised as conditions change and new information becomes available.

               All commercial and agricultural loans are monitored on an ongoing basis for potential credit losses. For commercial loans, these ongoing reviews may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, potentially delinquent, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural loans is generally similar, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


          commercial and agricultural loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above for all loan portfolio segments. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

               For commercial loans, the Company's primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The values utilized in calculating these ratios are developed in connection with the ongoing review of the commercial loan portfolio and are routinely updated.

               For agricultural loans, the Company's primary credit quality indicator is the loan-to-value ratio. Loan-to-value ratios compare the amount of the loan to the estimated fair value of the underlying collateral. A loan-to-value ratio greater than 100% indicates that the loan amount is greater than the collateral value. A loan-to-value ratio of less than 100% indicates an excess of collateral value over the loan amount. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The values utilized in calculating these ratios are developed in connection with the ongoing review of the agricultural loan portfolio and are routinely updated.

     Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in an affiliated money market pool.

     Investments Risks and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk, and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

     When available, the estimated fair value of the Company's fixed maturity securities is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs to these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

     The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

     The recognition of income on certain investments (e.g. loan-backed securities, including mortgage-backed, ABS and certain structured investment transactions) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

     The accounting guidance for the determination of when an entity is a VIE and when to consolidate a VIE is complex and requires significant management judgment. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary.

     For most VIEs, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could be significant to the VIE is considered the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on an annual basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements. The Company did not consolidate any of its VIEs at December 31, 2010 and 2009.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     The Company is a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheets at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or in net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheets at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or in net investment income if that contract contains an embedded derivative that requires bifurcation.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Computer Software

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $5,618 thousand and $2,949 thousand at December 31, 2010 and 2009, respectively. Accumulated amortization of capitalized software was $785 thousand and $36 thousand at December 31, 2010 and 2009, respectively. Related amortization expense was $667 thousand and $36 thousand for the years ended December 31, 2010 and 2009, respectively. There was no related amortization expense for the year ended December 31, 2008.

  Deferred Policy Acquisition Costs ("DAC") and Value of Business Acquired ("VOBA")

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issuance expenses. VOBA is an intangible asset that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition, as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

     The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Value of Distribution Agreements

     Value of distribution agreements ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements. The VODA associated with past acquisitions is amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews VODA to determine the recoverability of these balances.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired which represents the future economic benefits arising from such net assets acquired that could not be individually identified. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

     For purposes of goodwill impairment testing, if the carrying value of the reporting unit exceeds its estimated fair value, there might be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

     In performing the Company's goodwill impairment test, the estimated fair value of the reporting unit is determined using a market multiple approach. When further corroboration is required, the Company uses a discounted cash flow approach.

     The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting unit include projected earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the level of interest rates, credit spreads, equity market levels and the discount rate that the Company believes is appropriate to the risk associated with the reporting unit. The Company applies significant judgment when determining the estimated fair value of the Company's reporting unit. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     During the 2010 impairment test of goodwill, the Company concluded that the fair value of the reporting unit was in excess of the carrying value and, therefore, goodwill was not impaired. On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting unit to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions may have an impact on the estimated fair value and could result in future impairments of goodwill. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2009 and 2008. Goodwill was $177 thousand at both December 31, 2010 and 2009.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and traditional annuities. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions used in establishing such liabilities range from 4% to 5%.

     Future policy benefit liabilities for traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 4% to 6%.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts as follows:

     - Guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder. Certain GMIBs have settlement features that result in a portion of that

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


       guarantee being accounted for as an embedded derivative and are recorded in policyholder account balances as described below.

     The Company establishes policyholder account balances for guaranteed minimum benefits relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefits ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMWB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     - Guaranteed minimum accumulation benefits ("GMAB") and settlement features in certain GMIB described above provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMAB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     For GMWB, GMAB and certain GMIB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     GMWB, GMAB and certain GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net derivative gains (losses).

     At inception of the GMWB, GMAB and certain GMIB contracts, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

     The estimated fair values of these embedded derivatives are then determined based on the present value of projected future benefits minus the present value of projected future fees. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The valuation of these embedded derivatives also includes an adjustment for the Company's nonperformance risk and risk margins for non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment.

     These guaranteed minimum benefits may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


foreign currency exchange rates, changes in nonperformance risk and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB guarantees described in the preceding paragraphs to an affiliated reinsurance company. These reinsurance contracts contain embedded derivatives which are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses). The value of these embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company.

     In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes to the same affiliated reinsurance company certain directly written GMIB guarantees that are accounted for as insurance (i.e. not as embedded derivatives) and the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses). The value of these embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies and guarantees, and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefits. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and
(ii) credited interest, ranging from 1% to 7%, less expenses, mortality charges, and withdrawals.

  Other Policy-Related Balances

     Other policy-related balances include policy and contract claims, unearned revenue liabilities and premiums received in advance.

     The liability for policy and contract claims generally relates to incurred but not reported death claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

     The Company accounts for the prepayment of premiums on its individual life contracts as premium received in advance and applies the cash received to premiums when due.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

     The portion of fees allocated to embedded derivatives described previously is recognized within net derivative gains (losses) as part of the estimated fair value of embedded derivatives.

  Other Revenues

     Other revenues primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance treaties. Such fees are recognized in the period in which services are performed.

  Income Taxes

     The Company joins with MetLife and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. The Company participates in a tax sharing agreement with MetLife. The agreement provides that current income tax expense (benefit) is computed on a separate return basis and members of the tax group shall make payments (receive reimbursement) to (from) MetLife to the extent that their incomes (losses and other credits) contribute to (reduce) the consolidated income tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii) future reversals of existing taxable temporary differences;

          (iii) taxable income in prior carryback years; and

          (iv) tax planning strategies.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (see Note 8) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

     The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products.

     For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

     Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

     Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Although it is possible that an adverse outcome in certain matters could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcome of such pending investigations and legal proceedings are not likely to have such an effect. However, it is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could, from time to time, have a material adverse effect upon the Company's net income or cash flows in particular annual periods.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts are comprised of actively traded mutual funds. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Financial Instruments

     Effective December 31, 2010, the Company adopted new guidance regarding disclosures about the credit quality of financing receivables and valuation allowances for credit losses, including credit quality indicators. Such disclosures must be disaggregated by portfolio segment or class based on how a company develops its valuation

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


allowances for credit losses and how it manages its credit exposure. The Company has provided all material required disclosures in its financial statements. Certain additional disclosures will be required for reporting periods ending March 31, 2011 and certain disclosures relating to troubled debt restructurings have been deferred indefinitely.

     Effective July 1, 2010, the Company adopted new guidance regarding accounting for embedded credit derivatives within structured securities. This guidance clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, embedded credit derivatives resulting only from subordination of one financial instrument to another continue to qualify for the scope exception. Embedded credit derivative features other than subordination must be analyzed to determine whether they require bifurcation and separate accounting. The adoption of this guidance did not have an impact on the Company's financial statements.

     Effective January 1, 2010, the Company adopted new guidance related to financial instrument transfers and consolidation of VIEs. The financial instrument transfer guidance eliminates the concept of a qualified special purpose entity ("QSPE"), eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interests. The new consolidation guidance changes the definition of the primary beneficiary, as well as the method of determining whether an entity is a primary beneficiary of a VIE from a quantitative model to a qualitative model. Under the new qualitative model, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could be significant to the VIE is considered to be the primary beneficiary of the VIE. The guidance requires a quarterly reassessment, as well as enhanced disclosures, including the effects of a company's involvement with VIEs on its financial statements.

     As more fully described in "Summary of Significant Accounting Policies and Critical Accounting Estimates," effective April 1, 2009, the Company adopted OTTI guidance. This guidance amends the previously used methodology for determining whether an OTTI exists for fixed maturity securities, changes the presentation of OTTI for fixed maturity securities and requires additional disclosures for OTTI on fixed maturity securities.

     The Company had no net cumulative effect adjustment related to the adoption of OTTI guidance.

     The adoption of the OTTI guidance had no impact on the Company's pre-tax earnings for the year ended December 31, 2009.

     Effective January 1, 2009, the Company adopted guidance on disclosures about derivative instruments and hedging. This guidance requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit risk-related contingent features in derivative agreements. The Company has provided all of the material disclosures in its financial statements.

     The following pronouncements relating to financial instruments had no material impact on the Company's financial statements:

     - Effective January 1, 2009, the Company adopted prospectively an update on accounting for transfers of financial assets and repurchase financing transactions. This update provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions.

     - Effective December 31, 2008, the Company adopted guidance on the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets. This new guidance more closely aligns the determination of whether an OTTI has occurred for a beneficial interest in a securitized financial asset with the original guidance for fixed maturity securities classified as available-for-sale or held-to-maturity.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     - Effective January 1, 2008, the Company adopted guidance relating to application of the shortcut method of accounting for derivative instruments and hedging activities. This guidance permits interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by current accounting guidance on fair value measurements, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace.

     - Effective January 1, 2008, the Company adopted guidance that permits a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset. This guidance also includes certain terminology modifications. Upon adoption of this guidance, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements.

  Business Combinations and Noncontrolling Interests

     Effective January 1, 2009, the Company adopted revised guidance on business combinations and accounting for noncontrolling interests in the financial statements. Under this guidance:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Changes in deferred income tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - Net income (loss) includes amounts attributable to noncontrolling interests.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The adoption of this guidance on a prospective basis did not have an impact on the Company's financial statements. As the Company did not have a minority interest, the adoption of this guidance, which required retrospective application of presentation requirements of noncontrolling interests, did not have an impact on the Company's financial statements.

     Effective January 1, 2009, the Company adopted prospectively guidance on determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This change is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected future cash flows used to measure the fair value of the asset. The Company determines useful lives and provides all of the material disclosures prospectively on intangible assets acquired on or after January 1, 2009 in accordance with this guidance.

  Fair Value

     Effective January 1, 2010, the Company adopted new guidance that requires new disclosures about significant transfers into and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Company's financial statements.

     Effective January 1, 2008, the Company adopted fair value measurements guidance which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied this guidance prospectively to assets and liabilities measured at fair value. The adoption of this guidance changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs, as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of this guidance also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain guarantees on variable annuity contracts. The change in valuation of embedded derivatives associated with guarantees on annuity contracts resulted from the incorporation of risk margins associated with non-capital market inputs and the inclusion of the Company's nonperformance risk in their valuation. At January 1, 2008, the impact of adopting the guidance on assets and liabilities measured at estimated fair value was $4,200 thousand ($2,730 thousand, net of income tax) and was recognized as a change in estimate in the accompanying statement of operations where it was presented in the respective statement of operations caption to which the item measured at estimated fair value is presented. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). The addition of risk margins and the Company's nonperformance risk adjustment in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's net income in future periods. The Company provided all of the material disclosures in Note 4.

     The following pronouncements relating to fair value had no material impact on the Company's financial statements:

     - Effective September 30, 2008, the Company adopted guidance relating to the fair value measurements of financial assets when the market for those assets is not active. It provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value.

     - Effective January 1, 2009, the Company implemented fair value measurements guidance for certain nonfinancial assets and liabilities that are recorded at fair value on a non-recurring basis. This guidance applies to such items as: (i) nonfinancial assets and nonfinancial liabilities initially measured at estimated

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


       fair value in a business combination; (ii) reporting units measured at estimated fair value in the first step of a goodwill impairment test; and
       (iii) indefinite-lived intangible assets measured at estimated fair value for impairment assessment.

     - Effective January 1, 2009, the Company adopted prospectively guidance on issuer's accounting for liabilities measured at fair value with a third-party credit enhancement. This guidance states that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, it requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value.

     - Effective April 1, 2009, the Company adopted guidance on: (i) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities; and (ii) identifying transactions that are not orderly. The Company has provided all of the material disclosures in its financial statements.

     - Effective December 31, 2009, the Company adopted guidance on: (i) measuring the fair value of investments in certain entities that calculate net asset value ("NAV") per share; (ii) how investments within its scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements for annual periods, about the nature and risks of investments measured at fair value on a recurring or non-recurring basis.

     - Effective December 31, 2009, the Company adopted guidance on measuring liabilities at fair value. This guidance provides clarification for measuring fair value in circumstances in which a quoted price in an active market for the identical liability is not available. In such circumstances a company is required to measure fair value using either a valuation technique that uses: (i) the quoted price of the identical liability when traded as an asset; or (ii) quoted prices for similar liabilities or similar liabilities when traded as assets; or (iii) another valuation technique that is consistent with the principles of fair value measurement such as an income approach (e.g. present value technique) or a market approach (e.g. "entry" value technique).

  Other Pronouncements

     Effective April 1, 2009, the Company adopted prospectively guidance which establishes general standards for accounting and disclosures of events that occur subsequent to the balance sheet date but before financial statements are issued or available to be issued. The Company has provided all of the material disclosures in its financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In April 2011, the Financial Accounting Standards Board ("FASB") issued new guidance regarding accounting for troubled debt restructuring (Accounting Standards Update ("ASU") 2011-02, Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring), effective for the first annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. This guidance clarifies whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for the purpose of determining when a restructuring constitutes a troubled debt restructuring. The Company is currently evaluating the impact of this guidance on its financial statements.

     In December 2010, the FASB issued new guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure (ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations). Under the new guidance, if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The guidance also expands the supplemental pro forma disclosures to include additional narratives. The guidance is effective for fiscal years beginning on or after December 15, 2010. The Company will apply the guidance prospectively on its accounting for future acquisitions and does not expect the adoption of this guidance to have a material impact on the Company's financial statements.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     In December 2010, the FASB issued new guidance regarding goodwill impairment testing (ASU 2010-28, Intangibles -- Goodwill and Other (Topic 350):
When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts). This guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity would be required to perform Step 2 of the test if qualitative factors indicate that it is more likely than not that goodwill impairment exists. The guidance is effective for the first quarter of 2011. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

     In October 2010, the FASB issued new guidance regarding accounting for deferred acquisition costs (ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts) effective for the first quarter of 2012. This guidance clarifies the costs that should be deferred by insurance entities when issuing and renewing insurance contracts. The guidance also specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized. All other acquisition-related costs should be expensed as incurred. The Company is currently evaluating the impact of this guidance on its financial statements.

     In April 2010, the FASB issued new guidance regarding accounting for investment funds determined to be VIEs (ASU 2010-15, How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments). Under this guidance, an insurance entity would not be required to consolidate a voting-interest investment fund when it holds the majority of the voting interests of the fund through its separate accounts. In addition, an insurance entity would not consider the interests held through separate accounts for the benefit of policyholders in the insurer's evaluation of its economics in a VIE, unless the separate account contractholder is a related party. The guidance is effective for the first quarter of 2011. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

2.  INVESTMENTS

  FIXED MATURITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity securities and the percentage that each sector represents by the respective total holdings for the periods shown. The unrealized loss amounts presented below include the noncredit loss component of OTTI loss:

                                                          DECEMBER 31, 2010
                                     -----------------------------------------------------------
                                                       GROSS UNREALIZED
                                                 ---------------------------   ESTIMATED
                                     AMORTIZED             TEMPORARY    OTTI      FAIR      % OF
                                        COST       GAIN       LOSS      LOSS     VALUE     TOTAL
                                     ---------   -------   ---------   -----   ---------   -----
                                                            (IN THOUSANDS)
FIXED MATURITY SECURITIES:
U.S. corporate securities..........   $205,550   $17,717    $   920    $  --    $222,347    40.8%
Foreign corporate securities.......    112,715    10,879         88       --     123,506    22.7
RMBS...............................    106,967     1,962      3,602       --     105,327    19.3
U.S. Treasury and agency
  securities.......................     48,937       266      9,643       --      39,560     7.3
State and political subdivision
  securities.......................     24,303       584        504       --      24,383     4.5
CMBS...............................     12,714       835          1       --      13,548     2.5
ABS................................      8,110       456         34       --       8,532     1.6
Foreign government securities......      6,413       611         --       --       7,024     1.3
                                      --------   -------    -------    -----    --------   -----
  Total fixed maturity securities
     (1)...........................   $525,709   $33,310    $14,792      $--    $544,227   100.0%
                                      ========   =======    =======    =====    ========   =====


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                          DECEMBER 31, 2009
                                     -----------------------------------------------------------
                                                       GROSS UNREALIZED
                                                 ---------------------------   ESTIMATED
                                     AMORTIZED             TEMPORARY    OTTI      FAIR      % OF
                                        COST       GAIN       LOSS      LOSS     VALUE     TOTAL
                                     ---------   -------   ---------   -----   ---------   -----
                                                            (IN THOUSANDS)
FIXED MATURITY SECURITIES:
U.S. corporate securities..........   $188,931   $10,328    $   608    $  --    $198,651    42.4%
Foreign corporate securities.......     92,916     5,920        524       --      98,312    21.0
RMBS...............................     79,688     1,137      5,272       --      75,553    16.1
U.S. Treasury and agency
  securities.......................     58,640        49     12,834       --      45,855     9.8
State and political subdivision
  securities.......................      7,947       171         28       --       8,090     1.7
CMBS...............................     21,342       118        176       --      21,284     4.6
ABS................................     13,446       439          1       --      13,884     3.0
Foreign government securities......      6,415       347         --       --       6,762     1.4
                                      --------   -------    -------    -----    --------   -----
  Total fixed maturity securities
     (1)...........................   $469,325   $18,509    $19,443      $--    $468,391   100.0%
                                      ========   =======    =======    =====    ========   =====



--------

   (1) Upon acquisition, the Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has an interest rate step-up feature which, when combined with other qualitative factors, indicates that the security has more debt-like characteristics. The Company classifies perpetual securities with an interest rate step-up feature which, when combined with other qualitative factors, indicates that the security has more equity-like characteristics, as equity securities within non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." Perpetual hybrid securities held by the Company and included within fixed maturity securities (within foreign corporate securities) at December 31, 2010 and 2009 had an estimated fair value of $1,890 thousand and $3,029 thousand, respectively.

     The below investment grade and non-income producing amounts presented below are based on rating agency designations and equivalent designations of the National Association of Insurance Commissioners ("NAIC"), with the exception of certain structured securities described below. Non-agency RMBS, CMBS and ABS are presented based on final ratings from the revised NAIC rating methodologies which became effective December 31, 2009 for non-agency RMBS, and December 31, 2010 for CMBS and ABS (which may not correspond to rating agency designations). All NAIC designation (e.g. NAIC 1 -- 6) amounts and percentages presented herein are based on the revised NAIC methodologies. All rating agency designation (e.g. Aaa/AAA) amounts and percentages presented herein are based on rating agency designations without adjustment for the revised NAIC methodologies described above. Rating agency designations are based on availability of applicable ratings from rating agencies on the NAIC acceptable rating organization list, including Moody's Investors Service ("Moody's"), S&P and Fitch Ratings ("Fitch").

     Below Investment Grade or Non-Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $41,248 thousand and $18,009 thousand at December 31, 2010 and 2009, respectively. These securities had net unrealized gains (losses) of $2,620 thousand and $608 thousand at December 31, 2010 and 2009, respectively.

     Non-Income Producing Fixed Maturity Securities. The Company did not have non-income producing fixed maturity securities held by the Company at both December 31, 2010 and 2009.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Summary. The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company was not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity at December 31, 2010 and 2009, other than securities of the U.S. government and certain U.S. government agencies at December 31, 2009. The Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $45,855 thousand at December 31, 2009.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. The Company maintains a diversified portfolio of corporate fixed maturity securities across industries and issuers. This portfolio does not have an exposure to any single issuer in excess of 2% of total investments. The tables below present for all corporate fixed maturity securities holdings, corporate securities by sector, U.S. corporate securities by major industry types, the largest exposure to a single issuer and the combined holdings in the ten issuers to which it had the largest exposure at:

                                                                 DECEMBER 31,
                                                    -------------------------------------
                                                           2010                2009
                                                    -----------------   -----------------
                                                    ESTIMATED           ESTIMATED
                                                       FAIR      % OF      FAIR      % OF
                                                      VALUE     TOTAL     VALUE     TOTAL
                                                    ---------   -----   ---------   -----
                                                                (IN THOUSANDS)
Corporate fixed maturity securities -- by sector:
  Foreign corporate fixed maturity securities
     (1)..........................................   $123,506    35.7%   $ 98,312    33.1%
U.S. corporate fixed maturity securities -- by
  industry:
  Industrial......................................     69,942    20.2      64,926    21.9
  Consumer........................................     65,293    18.9      60,126    20.2
  Utility.........................................     49,901    14.4      39,703    13.4
  Finance.........................................     18,978     5.5      16,941     5.7
  Communications..................................     18,233     5.3      16,955     5.7
                                                     --------   -----    --------   -----
     Total........................................   $345,853   100.0%   $296,963   100.0%
                                                     ========   =====    ========   =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors and other foreign fixed maturity securities.

                                                                  DECEMBER 31,
                                               -------------------------------------------------
                                                         2010                      2009
                                               -----------------------   -----------------------
                                               ESTIMATED                 ESTIMATED
                                                  FAIR      % OF TOTAL      FAIR      % OF TOTAL
                                                 VALUE     INVESTMENTS     VALUE     INVESTMENTS
                                               ---------   -----------   ---------   -----------
                                                                (IN THOUSANDS)
Concentrations within corporate fixed
  maturity securities:
  Largest exposure to a single issuer........   $ 9,645         1.5%      $ 9,000         1.8%
  Holdings in ten issuers with the largest
     exposures...............................   $78,599        12.1%      $73,499        14.5%

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Concentrations of Credit Risk (Fixed Maturity Securities) -- RMBS. The table below presents the Company's RMBS holdings and portion rated Aaa/AAA and portion rated NAIC 1 at:

                                                                 DECEMBER 31,
                                                    -------------------------------------
                                                           2010                2009
                                                    -----------------   -----------------
                                                    ESTIMATED           ESTIMATED
                                                       FAIR      % OF      FAIR      % OF
                                                      VALUE     TOTAL     VALUE     TOTAL
                                                    ---------   -----   ---------   -----
                                                                (IN THOUSANDS)
By security type:
  Pass-through securities.........................   $ 88,468    84.0%   $59,989     79.4%
  Collateralized mortgage obligations.............     16,859    16.0     15,564     20.6
                                                     --------   -----    -------    -----
     Total RMBS...................................   $105,327   100.0%   $75,553    100.0%
                                                     ========   =====    =======    =====
By risk profile:
  Agency..........................................   $ 90,742    86.2%   $62,914     83.3%
  Prime...........................................     14,585    13.8     12,639     16.7
                                                     --------   -----    -------    -----
     Total RMBS...................................   $105,327   100.0%   $75,553    100.0%
                                                     ========   =====    =======    =====
Portion rated Aaa/AAA.............................   $ 90,742    86.2%   $62,914     83.3%
                                                     ========   =====    =======    =====
Portion rated NAIC 1..............................   $ 99,062    94.1%   $75,553    100.0%
                                                     ========   =====    =======    =====



     Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities. Collateralized mortgage obligations are a type of mortgage-backed security structured by dividing the cash flows of mortgages into separate pools or tranches of risk that create multiple classes of bonds with varying maturities and priority of payments.

     Prime residential mortgage lending includes the origination of residential mortgage loans to the most creditworthy borrowers with high quality credit profiles.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- CMBS. The Company's holdings in CMBS were $13,548 thousand and $21,284 thousand at estimated fair value at December 31, 2010 and 2009, respectively. The Company had no exposure to CMBS index securities and held no commercial real estate collateralized debt obligations securities at both December 31, 2010 and 2009.

     The following tables present the Company's holdings of CMBS by vintage year and certain other selected data at:

                                                                  DECEMBER 31,
                                                     -------------------------------------
                                                            2010                2009
                                                     -----------------   -----------------
                                                     ESTIMATED           ESTIMATED
                                                        FAIR      % OF      FAIR      % OF
                                                       VALUE     TOTAL     VALUE     TOTAL
                                                     ---------   -----   ---------   -----
                                                                 (IN THOUSANDS)
VINTAGE YEAR:
2003 & Prior.......................................   $ 2,766     20.4%   $10,486     49.3%
2004...............................................    10,621     78.4      9,729     45.7
2005...............................................       161      1.2      1,069      5.0
2006 to 2010.......................................        --       --         --       --
                                                      -------    -----    -------    -----
  Total............................................   $13,548    100.0%   $21,284    100.0%
                                                      =======    =====    =======    =====


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                  DECEMBER 31,
                                                        -------------------------------
                                                             2010             2009
                                                        --------------   --------------
                                                                  % OF             % OF
                                                        AMOUNT   TOTAL   AMOUNT   TOTAL
                                                        ------   -----   ------   -----
                                                                 (IN THOUSANDS)
Net unrealized gain (loss)............................   $834             $(58)
Rated Aaa/AAA.........................................            100%             100%
Rated NAIC 1..........................................            100%             100%


     The portion rated Aaa/AAA at December 31, 2010 reflects rating agency designations assigned by nationally recognized rating agencies including Moody's, S&P, Fitch and Realpoint, LLC. The portion rated Aaa/AAA at December 31, 2009 reflects rating agency designations assigned by nationally recognized rating agencies including Moody's, S&P and Fitch.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- ABS. The Company's holdings in ABS were $8,532 thousand and $13,884 thousand at estimated fair value at December 31, 2010 and 2009, respectively. At December 31, 2010, the largest exposures in the Company's ABS portfolio were collateralized credit card receivables and other receivables of 54% and 46%, respectively, of the total holdings. At December 31, 2009, all of the Company's holdings in ABS, by collateral type, were collateralized credit card receivables. All the Company's ABS holdings at both December 31, 2010 and 2009 were rated Aaa/AAA and NAIC 1.

     Maturities of Fixed Maturity Securities. The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), were as follows at:

                                                                DECEMBER 31,
                                               ---------------------------------------------
                                                        2010                    2009
                                               ---------------------   ---------------------
                                                           ESTIMATED               ESTIMATED
                                               AMORTIZED      FAIR     AMORTIZED      FAIR
                                                  COST       VALUE        COST       VALUE
                                               ---------   ---------   ---------   ---------
                                                               (IN THOUSANDS)
Due in one year or less......................   $  1,019    $  1,050    $  1,003    $  1,033
Due after one year through five years........     93,780     100,948      79,487      84,085
Due after five years through ten years.......    221,262     241,811     202,424     212,630
Due after ten years..........................     81,857      73,011      71,935      59,922
                                                --------    --------    --------    --------
  Subtotal...................................    397,918     416,820     354,849     357,670
RMBS, CMBS and ABS...........................    127,791     127,407     114,476     110,721
                                                --------    --------    --------    --------
  Total fixed maturity securities............   $525,709    $544,227    $469,325    $468,391
                                                ========    ========    ========    ========



     Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately in the table, as they are not due at a single maturity.

  EVALUATING AVAILABLE-FOR-SALE SECURITIES FOR OTHER-THAN-TEMPORARY IMPAIRMENT

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and perpetual hybrid securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired. As described more fully in Note 1, effective April 1, 2009, the Company adopted OTTI guidance that amends the methodology for determining for fixed maturity securities whether an OTTI exists, and for certain fixed maturity securities, changes how the amount of the OTTI loss that is charged to earnings is determined.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                           -------------------------
                                                             2010     2009     2008
                                                           -------   -----   -------
                                                                 (IN THOUSANDS)
Fixed maturity securities................................  $18,518   $(934)  $(3,420)
Short-term investments...................................        1    (452)       --
Amounts allocated from DAC and VOBA......................   (1,500)     --        --
Deferred income tax benefit (expense)....................   (5,957)    485     1,197
                                                           -------   -----   -------
  Net unrealized investment gains (losses)...............  $11,062   $(901)  $(2,223)
                                                           =======   =====   =======



     The changes in net unrealized investment gains (losses) were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                            2010      2009      2008
                                                          -------   -------   -------
                                                                 (IN THOUSANDS)
Balance, beginning of period............................  $  (901)  $(2,223)  $  (864)
Unrealized investment gains (losses) during the year....   19,905     2,034    (1,979)
Unrealized investment gains (losses) relating to DAC and
  VOBA..................................................   (1,500)       --      (112)
Deferred income tax benefit (expense)...................   (6,442)     (712)      732
                                                          -------   -------   -------
Balance, end of period..................................  $11,062   $  (901)  $(2,223)
                                                          =======   =======   =======
Change in net unrealized investment gains (losses)......  $11,963   $ 1,322   $(1,359)
                                                          =======   =======   =======



  CONTINUOUS GROSS UNREALIZED LOSS AND OTTI LOSS FOR FIXED MATURITY SECURITIES AVAILABLE-FOR-SALE BY SECTOR

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity securities in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts presented below include the noncredit component of OTTI loss. Fixed maturity securities on which a noncredit OTTI loss has been recognized in accumulated other comprehensive income (loss) are categorized by length of time as being "less than 12 months" or "equal to or greater than 12 months" in a continuous unrealized loss position based on the point in time that the estimated fair

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


value initially declined to below the amortized cost basis and not the period of time since the unrealized loss was deemed a noncredit OTTI loss.

                                                                DECEMBER 31, 2010
                                    ------------------------------------------------------------------------
                                                               EQUAL TO OR GREATER
                                                                      THAN
                                      LESS THAN 12 MONTHS           12 MONTHS                  TOTAL
                                    ----------------------   ----------------------   ----------------------
                                    ESTIMATED      GROSS     ESTIMATED      GROSS     ESTIMATED      GROSS
                                       FAIR     UNREALIZED      FAIR     UNREALIZED      FAIR     UNREALIZED
                                      VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                    ---------   ----------   ---------   ----------   ---------   ----------
                                                   (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
U.S. corporate securities.........   $25,922      $  884      $ 1,074      $    36     $ 26,996     $   920
Foreign corporate securities......     4,048          88           --           --        4,048          88
RMBS..............................    33,446         477       14,586        3,125       48,032       3,602
U.S. Treasury and agency
  securities......................     7,853       1,310       25,758        8,333       33,611       9,643
State and political subdivision
  securities......................    12,847         504           --           --       12,847         504
CMBS..............................       790           1           --           --          790           1
ABS...............................     3,966          34           --           --        3,966          34
                                     -------      ------      -------      -------     --------     -------
  Total fixed maturity
     securities...................   $88,872      $3,298      $41,418      $11,494     $130,290     $14,792
                                     =======      ======      =======      =======     ========     =======
Total number of securities in an
  unrealized loss position........        31                        4
                                     =======                  =======




                                                               DECEMBER 31, 2009
                                   ------------------------------------------------------------------------
                                                              EQUAL TO OR GREATER
                                                                     THAN
                                     LESS THAN 12 MONTHS           12 MONTHS                  TOTAL
                                   ----------------------   ----------------------   ----------------------
                                   ESTIMATED      GROSS     ESTIMATED      GROSS     ESTIMATED      GROSS
                                      FAIR     UNREALIZED      FAIR     UNREALIZED      FAIR     UNREALIZED
                                     VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                   ---------   ----------   ---------   ----------   ---------   ----------
                                                  (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
U.S. corporate securities........   $ 40,819     $  452      $ 3,192      $   156     $ 44,011     $   608
Foreign corporate securities.....      6,873        124        3,029          400        9,902         524
RMBS.............................     25,763        234       12,639        5,038       38,402       5,272
U.S. Treasury and agency
  securities.....................     20,641      2,999       24,481        9,835       45,122      12,834
State and political subdivision
  securities.....................      1,972         28           --           --        1,972          28
CMBS.............................     11,737        176           --           --       11,737         176
ABS..............................         --         --        1,991            1        1,991           1
                                    --------     ------      -------      -------     --------     -------
  Total fixed maturity
     securities..................   $107,805     $4,013      $45,332      $15,430     $153,137     $19,443
                                    ========     ======      =======      =======     ========     =======
Total number of securities in an
  unrealized loss position.......         27                      11
                                    ========                 =======


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS AND OTTI LOSS FOR FIXED MATURITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the amortized cost, gross unrealized loss, including the portion of OTTI loss on fixed maturity securities recognized in accumulated other comprehensive income (loss), gross unrealized loss as a percentage of amortized cost and number of securities for fixed maturity securities where the estimated fair value had declined and remained below amortized cost by less than 20%, or 20% or more at:

                                                           DECEMBER 31, 2010
                                     -------------------------------------------------------------
                                                            GROSS UNREALIZED         NUMBER OF
                                        AMORTIZED COST            LOSS              SECURITIES
                                     -------------------   ------------------   ------------------
                                     LESS THAN    20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                        20%        MORE       20%       MORE       20%       MORE
                                     ---------   -------   ---------   ------   ---------   ------
                                              (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...............   $ 92,170   $34,092     $3,298    $8,334       31         1
Six months or greater but less than
  nine months......................         --        --         --        --       --        --
Nine months or greater but less
  than twelve months...............         --        --         --        --       --        --
Twelve months or greater...........     18,820        --      3,160        --        3        --
                                      --------   -------     ------    ------
  Total............................   $110,990   $34,092     $6,458    $8,334
                                      ========   =======     ======    ======
Percentage of amortized cost.......                               6%       24%
                                                             ======    ======




                                                           DECEMBER 31, 2009
                                    --------------------------------------------------------------
                                                            GROSS UNREALIZED         NUMBER OF
                                       AMORTIZED COST             LOSS              SECURITIES
                                    -------------------   -------------------   ------------------
                                    LESS THAN    20% OR   LESS THAN    20% OR   LESS THAN   20% OR
                                       20%        MORE       20%        MORE       20%       MORE
                                    ---------   -------   ---------   -------   ---------   ------
                                              (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months..............   $ 99,513   $12,304     $1,501    $ 2,511       27         1
Six months or greater but less
  than nine months................         --    44,621         --     13,096       --         2
Nine months or greater but less
  than twelve months..............         --        --         --         --       --        --
Twelve months or greater..........      8,770     7,372        557      1,778        8         1
                                     --------   -------     ------    -------
  Total...........................   $108,283   $64,297     $2,058    $17,385
                                     ========   =======     ======    =======
Percentage of amortized cost......                               2%        27%
                                                            ======    =======



  CONCENTRATION OF GROSS UNREALIZED LOSS FOR FIXED MATURITY SECURITIES AVAILABLE-FOR-SALE

     The Company's gross unrealized losses related to its fixed maturity securities recognized in accumulated other comprehensive income (loss) of $14,792 thousand and $19,443 thousand at December 31, 2010 and 2009,

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


respectively, were concentrated, calculated as a percentage of gross unrealized loss, by sector and industry as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2010   2009
                                                                     ----   ----
SECTOR:
  U.S. Treasury and agency securities..............................    65%    66%
  RMBS.............................................................    24     27
  U.S. corporate securities........................................     6      3
  State and political subdivision securities.......................     4     --
  Foreign corporate securities.....................................     1      3
  CMBS.............................................................    --      1
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===
INDUSTRY:
  U.S. Treasury and agency securities..............................    65%    66%
  Mortgage-backed..................................................    24     28
  Utility..........................................................     4      1
  State and political subdivision securities.......................     4     --
  Consumer.........................................................     1      1
  Finance..........................................................    --      3
  Other............................................................     2      1
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===



  EVALUATING TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE SECURITIES

     The following table presents the Company's fixed maturity securities with a gross unrealized loss of greater than $1 million, the number of securities, total gross unrealized loss and percentage of total gross unrealized loss at:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2010      2009
                                                                -------   -------
                                                                  (IN THOUSANDS,
                                                                 EXCEPT NUMBER OF
                                                                   SECURITIES)
Number of securities..........................................        4         3
Total gross unrealized loss...................................  $12,768   $17,848
Percentage of total gross unrealized loss.....................       86%       92%


     Fixed maturity securities with a gross unrealized loss greater than $1 million decreased $5,080 thousand during the year ended December 31, 2010. The cause of the decline in, or improvement in, gross unrealized losses for the year ended December 31, 2010, was primarily attributable to a decrease in interest rates and narrowing of credit spreads. These securities were included in the Company's OTTI review process. Based upon the Company's current evaluation of these securities and other available-for-sale securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired.

     An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

     Future OTTIs will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit rating, changes in collateral valuation, changes in interest rates and changes in credit spreads. If economic fundamentals and any of the above factors deteriorate, additional OTTIs may be incurred in upcoming periods.

  NET INVESTMENT GAINS (LOSSES)

     See "-- Evaluating Available-for-Sale Securities for Other-Than-Temporary Impairment" for a discussion of changes in guidance adopted April 1, 2009 that impacted how fixed maturity security OTTI losses that are charged to earnings are measured.

     The components of net investment gains (losses) were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                           -------------------------
                                                             2010      2009     2008
                                                           -------   -------   -----
                                                                 (IN THOUSANDS)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized.............................  $    --   $  (451)  $(838)
  Less: Noncredit portion of OTTI losses transferred to
     and recognized in other comprehensive income
     (loss)..............................................       --        --      --
                                                           -------   -------   -----
     Net OTTI losses on fixed maturity securities
       recognized in earnings............................       --      (451)   (838)
     Fixed maturity securities -- net gains (losses) on
       sales and disposals...............................     (757)   (1,508)     61
                                                           -------   -------   -----
       Total gains (losses) on fixed maturity
          securities.....................................     (757)   (1,959)   (777)
                                                           -------   -------   -----
Other net investment gains (losses):
  Mortgage loans.........................................     (492)     (187)     (9)
  Other gains (losses)...................................       --       (13)      8
                                                           -------   -------   -----
       Total net investment gains (losses)...............  $(1,249)  $(2,159)  $(778)
                                                           =======   =======   =====



     Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity securities net investment gains (losses) were as shown below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                           2010      2009       2008
                                                         -------   --------   -------
                                                                (IN THOUSANDS)
Proceeds...............................................  $84,322   $162,029   $28,054
                                                         =======   ========   =======
Gross investment gains.................................  $ 2,086   $  1,636   $   881
                                                         -------   --------   -------
Gross investment losses................................   (2,843)    (3,144)     (820)
                                                         -------   --------   -------
Total OTTI losses recognized in earnings:
     Credit-related....................................       --       (451)     (838)
                                                         -------   --------   -------
  Net investment gains (losses)........................  $  (757)  $ (1,959)  $  (777)
                                                         =======   ========   =======


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Fixed maturity security OTTI losses recognized in earnings related to the following industry within the U.S. and foreign corporate securities sector:

                                                              YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                              2010      2009      2008
                                                             -----      ----      ----
                                                                   (IN THOUSANDS)
U.S. and foreign corporate securities -- by industry:
  Finance..................................................  $  --      $451      $838


  NET INVESTMENT INCOME

     The components of net investment income were as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                          --------------------------
                                                            2010      2009     2008
                                                          -------   -------   ------
                                                                (IN THOUSANDS)
Investment income:
Fixed maturity securities...............................  $27,207   $18,926   $8,272
Mortgage loans..........................................    3,332     1,320      863
Cash, cash equivalents and short-term investments.......     (174)      234      694
Other...................................................       --        --        1
                                                          -------   -------   ------
  Subtotal..............................................   30,365    20,480    9,830
Less: Investment expenses...............................      769       392      150
                                                          -------   -------   ------
  Net investment income.................................  $29,596   $20,088   $9,680
                                                          =======   =======   ======



     Affiliated investment expenses, included in the table above, were $754 thousand, $382 thousand and $143 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income included in the table above.

  INVESTED ASSETS ON DEPOSIT

     The invested assets on deposit with regulatory agencies with an estimated fair value of $1,242 thousand and $1,143 thousand at December 31, 2010 and 2009, respectively, consisted primarily of fixed maturity securities.

  MORTGAGE LOANS

     Mortgage loans are summarized as follows at:

                                                                 DECEMBER 31,
                                                     -----------------------------------
                                                           2010               2009
                                                     ----------------   ----------------
                                                     CARRYING    % OF   CARRYING    % OF
                                                       VALUE    TOTAL     VALUE    TOTAL
                                                     --------   -----   --------   -----
                                                                (IN THOUSANDS)
Mortgage loans:
  Commercial mortgage loans........................   $66,981    86.0%   $20,949    70.8%
  Agricultural mortgage loans......................    11,645    14.9      8,837    29.9
                                                      -------   -----    -------   -----
     Subtotal......................................    78,626   100.9     29,786   100.7
  Valuation allowances.............................      (688)   (0.9)      (196)   (0.7)
                                                      -------   -----    -------   -----
     Total mortgage loans, net.....................   $77,938   100.0%   $29,590   100.0%
                                                      =======   =====    =======   =====


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Concentration of Credit Risk -- Mortgage loans are collateralized by properties located in the U.S. The carrying value of the Company's commercial and agricultural mortgage loans located in New Jersey, California and New York were 28%, 27% and 6%, respectively, of total mortgage loans at December 31, 2010. The Company manages risk when originating mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

     All of the commercial and agricultural mortgage loans held at both December 31, 2010 and 2009 were evaluated collectively for credit losses and all of the commercial and agricultural mortgage loan valuation allowances maintained at both December 31, 2010 and 2009 were for non-specifically identified credit losses.

     The following tables present the changes in the valuation allowance, by portfolio segment:

                                                             MORTGAGE LOAN VALUATION
                                                                    ALLOWANCES
                                                        ---------------------------------
                                                        COMMERCIAL   AGRICULTURAL   TOTAL
                                                        ----------   ------------   -----
                                                                  (IN THOUSANDS)
Balance at January 1, 2008............................     $ --          $  --       $ --
  Provision (release).................................       --              9          9
  Charge-offs, net of recoveries......................       --             --         --
                                                           ----          -----       ----
Balance at December 31, 2008..........................       --              9          9
  Provision (release).................................      171             16        187
  Charge-offs, net of recoveries......................       --             --         --
                                                           ----          -----       ----
Balance at December 31, 2009..........................      171             25        196
  Provision (release).................................      486              6        492
  Charge-offs, net of recoveries......................       --             --         --
                                                           ----          -----       ----
Balance at December 31, 2010..........................     $657            $31       $688
                                                           ====          =====       ====



     Commercial Mortgage Loans -- by Credit Quality Indicators with Estimated Fair Value: Presented below for the commercial mortgage loans is the recorded investment, prior to valuation allowances, by the indicated loan-to-value ratio categories and debt service coverage ratio categories and estimated fair value of such mortgage loans by the indicated loan-to-value ratio categories at:

                                                           DECEMBER 31, 2010
                        --------------------------------------------------------------------------------------
                                           RECORDED INVESTMENT
                        --------------------------------------------------------
                           DEBT SERVICE COVERAGE RATIOS
                        ---------------------------------                             ESTIMATED
                        > 1.20X   1.00X - 1.20X   < 1.00X    TOTAL    % OF TOTAL     FAIR VALUE     % OF TOTAL
                        -------   -------------   -------   -------   ----------   --------------   ----------
                                       (IN THOUSANDS)                              (IN THOUSANDS)
Loan-to-value ratios:
Less than 65%.........  $53,850       $  --        $1,992   $55,842       83.4%        $59,930          83.9%
65% to 75%............    7,934          --            --     7,934       11.8           8,366          11.7
76% to 80%............       --          --            --        --         --              --            --
Greater than 80%......    3,205          --            --     3,205        4.8           3,175           4.4
                        -------       -----        ------   -------      -----         -------         -----
  Total...............  $64,989         $--        $1,992   $66,981      100.0%        $71,471         100.0%
                        =======       =====        ======   =======      =====         =======         =====



     Agricultural Mortgage Loans -- by Credit Quality Indicator: All of the agricultural mortgage loans held at December 31, 2010 had a loan-to-value ratio of less than 65%.

     Past Due and Interest Accrual Status of Mortgage Loans. The Company has a high quality, well performing mortgage loan portfolio with all mortgage loans classified as performing at December 31, 2010. The Company had

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


no impaired mortgage loans, no loans 90 days or more past due and no loans in non-accrual status at both December 31, 2010 and 2009.

  CASH EQUIVALENTS

     The carrying value of cash equivalents, which includes investments with an original or remaining maturity of three months or less, at the time of purchase was $7,399 thousand and $61,488 thousand at December 31, 2010 and 2009, respectively. The Company is exposed to concentrations of credit risk related to securities of the U.S. government and certain U.S. government agencies which fully comprise the balances of cash equivalents at both December 31, 2010 and 2009.

  VARIABLE INTEREST ENTITIES

     The Company holds investments in certain entities that are VIEs. The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but is not the primary beneficiary and which have not been consolidated at:

                                                                  DECEMBER 31,
                                                -----------------------------------------------
                                                         2010                     2009
                                                ----------------------   ----------------------
                                                             MAXIMUM                  MAXIMUM
                                                CARRYING     EXPOSURE    CARRYING     EXPOSURE
                                                 AMOUNT    TO LOSS (1)    AMOUNT    TO LOSS (1)
                                                --------   -----------   --------   -----------
                                                                 (IN THOUSANDS)
Fixed maturity securities available-for-sale:
  RMBS (2)....................................  $105,327     $105,327     $   --       $   --
  CMBS (2)....................................    13,548       13,548         --           --
  ABS (2).....................................     8,532        8,532         --           --
  Foreign corporate securities................     6,176        6,176         --           --
  U.S. corporate securities...................     5,101        5,101      5,339        5,339
                                                --------     --------     ------       ------
     Total....................................  $138,684     $138,684     $5,339       $5,339
                                                ========     ========     ======       ======



--------

   (1) The maximum exposure to loss relating to the fixed maturity securities available-for-sale is equal to the carrying amounts or carrying amounts of retained interests. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

   (2) As discussed in Note 1, the Company adopted new guidance effective January 1, 2010 which eliminated the concept of a QSPE. As a result, the Company concluded it held variable interests in RMBS, CMBS and ABS. For these interests, the Company's involvement is limited to that of a passive investor.

     As described in Note 9, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2010, 2009 and 2008.

  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2010, the Company did not have any holdings in the MetLife Intermediate Income Pool, which is an affiliated partnership. At December 31, 2009, the Company held $9,590 thousand in the MetLife Intermediate Income Pool and this amount was included in short-term investments. Net investment income
(loss) from this investment was ($218) thousand, $116 thousand and $291 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

     The Company did not transfer any invested assets to or from affiliates during the years ended December 31, 2010, 2009 and 2008.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3.  DERIVATIVE FINANCIAL INSTRUMENTS

  ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS

     See Note 1 for a description of the Company's accounting policies for derivative financial instruments.

     See Note 4 for information about the fair value hierarchy for derivatives.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; and affiliated ceded reinsurance contracts of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs.

     The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                                   DECEMBER 31,
                                                               -------------------
                                                                 2010       2009
                                                               --------   --------
                                                                  (IN THOUSANDS)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefits..........................  $ 72,681   $ 45,751
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefits.........................  $(20,660)  $(13,466)


     The following table presents changes in estimated fair value related to embedded derivatives:

                                                           YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2010      2009       2008
                                                        -------   --------   --------
                                                                (IN THOUSANDS)
Net derivative gains (losses) (1), (2)................  $26,905   $(78,406)  $116,055


--------

   (1) The valuation of direct guaranteed minimum benefits includes an adjustment for nonperformance risk. Included in net derivative gains (losses), in connection with this adjustment, were gains (losses) of ($1,130) thousand, ($20,155) thousand and $22,080 thousand, for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes an adjustment for nonperformance risk. Included in net derivative gains (losses), in connection with this adjustment, were gains (losses) of $10,020 thousand, $76,078 thousand and ($93,265) thousand, for the years ended December 31, 2010, 2009 and 2008, respectively. The net derivative gains (losses) for the year ended December 31, 2010 included a gain of $24,090 thousand relating to a refinement for estimating nonperformance risk in fair value measurements implemented at June 30, 2010. See Note 4.

   (2) See Note 7 for discussion of affiliated net derivative gains (losses) included in the table above.

4.  FAIR VALUE

     Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The assets and liabilities measured at estimated fair value on a recurring basis were determined as described below. These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

                                                              DECEMBER 31, 2010
                                     ------------------------------------------------------------------
                                        FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                     -----------------------------------------------------
                                      QUOTED PRICES IN
                                     ACTIVE MARKETS FOR                        SIGNIFICANT      TOTAL
                                      IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE    ESTIMATED
                                       AND LIABILITIES    OBSERVABLE INPUTS      INPUTS         FAIR
                                          (LEVEL 1)           (LEVEL 2)         (LEVEL 3)       VALUE
                                     ------------------   -----------------   ------------   ----------
                                                               (IN THOUSANDS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities........        $    --            $  211,911        $ 10,436     $  222,347
  Foreign corporate securities.....             --               121,348           2,158        123,506
  RMBS.............................             --               105,327              --        105,327
  U.S. Treasury and agency
     securities....................         27,554                12,006              --         39,560
  State and political subdivision
     securities....................             --                24,383              --         24,383
  CMBS.............................             --                13,548              --         13,548
  ABS..............................             --                 4,566           3,966          8,532
  Foreign government securities....             --                 7,024              --          7,024
                                           -------            ----------        --------     ----------
     Total fixed maturity
       securities..................         27,554               500,113          16,560        544,227
                                           -------            ----------        --------     ----------
Short-term investments.............         24,995                    --              --         24,995
Net embedded derivatives within
  asset host contracts (1).........             --                    --          72,681         72,681
Separate account assets (2)........             --             3,229,029              --      3,229,029
                                           -------            ----------        --------     ----------
     Total assets..................        $52,549            $3,729,142        $ 89,241     $3,870,932
                                           =======            ==========        ========     ==========
LIABILITIES
Net embedded derivatives within
  liability host contracts (1).....        $    --            $       --        $(20,660)    $  (20,660)
                                           =======            ==========        ========     ==========


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                              DECEMBER 31, 2009
                                     ------------------------------------------------------------------
                                        FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                     -----------------------------------------------------
                                      QUOTED PRICES IN
                                     ACTIVE MARKETS FOR                        SIGNIFICANT      TOTAL
                                      IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE    ESTIMATED
                                       AND LIABILITIES    OBSERVABLE INPUTS      INPUTS         FAIR
                                          (LEVEL 1)           (LEVEL 2)         (LEVEL 3)       VALUE
                                     ------------------   -----------------   ------------   ----------
                                                               (IN THOUSANDS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities........        $    --            $  190,515        $  8,136     $  198,651
  Foreign corporate securities.....             --                97,023           1,289         98,312
  RMBS.............................             --                75,553              --         75,553
  U.S. Treasury and agency
     securities....................         40,882                 4,973              --         45,855
  State and political subdivision
     securities....................             --                 8,090              --          8,090
  CMBS.............................             --                21,284              --         21,284
  ABS..............................             --                13,884              --         13,884
  Foreign government securities....             --                 6,762              --          6,762
                                           -------            ----------        --------     ----------
     Total fixed maturity
       securities..................         40,882               418,084           9,425        468,391
                                           -------            ----------        --------     ----------
Short-term investments.............             --                 9,590              --          9,590
Net embedded derivatives within
  asset host contracts (1).........             --                    --          45,751         45,751
Separate account assets (2)........             --             2,416,073              --      2,416,073
                                           -------            ----------        --------     ----------
     Total assets..................        $40,882            $2,843,747        $ 55,176     $2,939,805
                                           =======            ==========        ========     ==========
LIABILITIES
Net embedded derivatives within
  liability host contracts (1).....        $    --            $       --        $(13,466)    $  (13,466)
                                           =======            ==========        ========     ==========



--------

   (1) Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within policyholder account balances in the balance sheets.

   (2) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  Fixed Maturity Securities and Short-term Investments

     When available, the estimated fair value of the Company's fixed maturity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include:

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity and management's assumptions regarding estimated duration, liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are assumed to be consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

  Embedded Derivatives Within Asset and Liability Host Contracts

     Embedded derivatives principally include certain direct variable annuity guarantees and certain affiliated ceded reinsurance contracts related to such variable annuity guarantees. Embedded derivatives are recorded in the financial statements at estimated fair value with changes in estimated fair value reported in net income.

     The Company issues certain variable annuity products with guaranteed minimum benefit guarantees. GMWBs, GMABs and certain GMIBs are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within policyholder account balances in the balance sheets.

     The fair value of these guarantees is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates, currency exchange rates and observable and estimated implied volatilities.

     The valuation of these guarantee liabilities includes adjustments for nonperformance risk and for a risk margin related to non-capital market inputs. Both of these adjustments are captured as components of the spread which, when combined with the risk free rate, is used to discount the cash flows of the liability for purposes of determining its fair value.

     The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

     Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

     The Company ceded the risk associated with certain of the GMIB, GMAB and GMWB guarantees described above to an affiliated reinsurance company that are also accounted for as embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company. Because the direct guarantee is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct guarantee.

     As part of its regular review of critical accounting estimates, the Company periodically assesses inputs for estimating nonperformance risk (commonly referred to as "own credit") in fair value measurements. During the second quarter of 2010, the Company completed a study that aggregated and evaluated data, including historical recovery rates of insurance companies, as well as policyholder behavior observed over the past two years as the recent financial crisis evolved. As a result, at the end of the second quarter of 2010, the Company refined the way in which it incorporates expected recovery rates into the nonperformance risk adjustment for purposes of estimating the fair value of investment-type contracts and embedded derivatives within insurance contracts. The Company recognized a gain of $7,516 thousand, net of DAC and income tax, relating to implementing the refinement at June 30, 2010.

  Separate Account Assets

     Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts consist of mutual funds. See "-- Valuation Techniques and Inputs by Level Within the Three-Level Fair Value Hierarchy by Major Classes of Assets and Liabilities" below for a discussion of the methods and assumptions used to estimate the fair value of these financial instruments.

VALUATION TECHNIQUES AND INPUTS BY LEVEL WITHIN THE THREE-LEVEL FAIR VALUE HIERARCHY BY MAJOR CLASSES OF ASSETS AND LIABILITIES

     A description of the significant valuation techniques and inputs to the determination of estimated fair value for the more significant asset and liability classes measured at fair value on a recurring basis is as follows:

     The Company determines the estimated fair value of its investments using primarily the market approach and the income approach. The use of quoted prices for identical assets and matrix pricing or other similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach. The Company attempts to maximize the use of observable inputs and minimize the use of unobservable inputs in selecting whether the market or income approach is used.

     While certain investments have been classified as Level 1 from the use of unadjusted quoted prices for identical investments supported by high volumes of trading activity and narrow bid/ask spreads, most investments have been classified as Level 2 because the significant inputs used to measure the fair value on a recurring basis of the same or similar investment are market observable or can be corroborated using market observable information for the full term of the investment. Level 3 investments include those where estimated fair values are based on

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


significant unobservable inputs that are supported by little or no market activity and may reflect our own assumptions about what factors market participants would use in pricing these investments.

LEVEL 1 MEASUREMENTS:

  Fixed Maturity Securities and Short-term Investments

     This category includes certain U.S. Treasury and agency fixed maturity securities and certain short-term money market securities. Valuation of these securities is based on unadjusted quoted prices in active markets that are readily and regularly available.

LEVEL 2 MEASUREMENTS:

  Fixed Maturity Securities and Short-term Investments

     This level includes fixed maturity securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

          U.S. corporate and foreign corporate securities. These securities are principally valued using the market and income approaches. Valuation is based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as a benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Investment grade privately placed securities are valued using a discounted cash flow methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer. This level also includes certain below investment grade privately placed fixed maturity securities priced by independent pricing services that use observable inputs.

          Structured securities comprised of RMBS, CMBS and ABS. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

          U.S. Treasury and agency securities. These securities are principally valued using the market approach. Valuation is based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury curve for the identical security and comparable securities that are actively traded.

          Foreign government and state and political subdivision securities. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market observable inputs including benchmark U.S. Treasury or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Separate Account Assets

     These assets are comprised of certain mutual funds without readily determinable fair values given prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

LEVEL 3 MEASUREMENTS:

     In general, investments classified within Level 3 use many of the same valuation techniques and inputs as described above. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or the general lack of transparency in the process to develop the valuation estimates generally causing these investments to be classified in Level 3.

  Fixed Maturity Securities

     This level includes fixed maturity securities priced principally by independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data.

          U.S. corporate and foreign corporate securities. These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or cannot be derived principally from, or corroborated by, observable market data, including illiquidity premiums and spread adjustments to reflect industry trends or specific credit-related issues. Valuations may be based on independent non-binding broker quotations. Generally, below investment grade privately placed or distressed securities included in this level are valued using discounted cash flow methodologies which rely upon significant, unobservable inputs and inputs that cannot be derived principally from, or corroborated by, observable market data.

          Structured securities comprised of ABS. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, or are based on independent non-binding broker quotations. Below investment grade securities and ABS supported by sub-prime mortgage loans included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, and certain of these securities are valued based on independent non-binding broker quotations.

  Guaranteed Minimum Benefit Guarantees

     These embedded derivatives are principally valued using an income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Reinsurance Ceded on Certain Guaranteed Minimum Benefit Guarantees

     These embedded derivatives are principally valued using an income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, counterparty credit spreads and cost of capital for purposes of calculating the risk margin.

TRANSFERS BETWEEN LEVELS 1 AND 2:

     During the year ended December 31, 2010, transfers between Levels 1 and 2 were not significant.

TRANSFERS INTO OR OUT OF LEVEL 3:

     Overall, transfers into and/or out of Level 3 are attributable to a change in the observability of inputs. Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable. Transfers into and/or out of any level are assumed to occur at the beginning of the period. Significant transfers into and/or out of Level 3 assets and liabilities for the year ended December 31, 2010 are summarized below.

     During the year ended December 31, 2010, fixed maturity securities transfers into Level 3 of $570 thousand resulted primarily from current market conditions characterized by a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g. from investment grade to below investment grade). These current market conditions have resulted in decreased transparency of valuations and an increased use of broker quotations and unobservable inputs to determine estimated fair value principally for certain private placements included in U.S. corporate securities.

     During the year ended December 31, 2010, there were no transfers out of Level 3.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs is as follows:

                      FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                   ----------------------------------------------------------------------------
                                      TOTAL
                               REALIZED/UNREALIZED
                                  GAINS (LOSSES)
                                   INCLUDED IN:
                              --------------------- PURCHASES,
                                            OTHER     SALES,
                                         COMPREHEN-  ISSUANCES  TRANSFER   TRANSFER
                                            SIVE        AND       INTO        OUT     BALANCE,
                    BALANCE,   EARNINGS    INCOME     SETTLE-    LEVEL 3  OF LEVEL 3  DECEMBER
                   JANUARY 1,  (1), (2)    (LOSS)    MENTS (3)     (4)        (4)        31,
                   ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                  (IN THOUSANDS)

YEAR ENDED
  DECEMBER 31,
  2010:
ASSETS:
Fixed maturity
  securities:
  U.S. corporate
     securities...   $ 8,136    $   (41)    $168      $1,603      $570       $  --     $10,436
  Foreign
     corporate
     securities...     1,289       (144)     170         843        --          --       2,158
  ABS.............        --         --      (34)      4,000        --          --       3,966
                     -------    -------     ----      ------      ----       -----     -------
     Total fixed
       maturity
       securi-
       ties.......   $ 9,425    $  (185)    $304      $6,446      $570         $--     $16,560
                     =======    =======     ====      ======      ====       =====     =======
Net embedded
  derivatives(5)..   $59,217    $26,905     $ --      $7,219      $ --         $--     $93,341



                     FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS
                                               (LEVEL 3)
                   -----------------------------------------------------------------
                                      TOTAL
                               REALIZED/UNREALIZED
                                  GAINS (LOSSES)
                                   INCLUDED IN:
                              --------------------- PURCHASES,
                                            OTHER     SALES,    TRANSFER
                                         COMPREHEN-  ISSUANCES    INTO
                                            SIVE        AND    AND/OR OUT  BALANCE,
                    BALANCE,   EARNINGS    INCOME     SETTLE-  OF LEVEL 3  DECEMBER
                   JANUARY 1,  (1). (2)    (LOSS)    MENTS (3)     (4)        31,
                   ---------- ---------- ---------- ---------- ---------- ----------
                                             (IN THOUSANDS)

YEAR ENDED
  DECEMBER 31,
  2009:
ASSETS:
Fixed maturity
  securities:
  U.S. corporate
     securities...  $  1,306   $     19     $ 26      $6,785      $  --     $ 8,136
  Foreign
     corporate
     securities...     1,672        (90)     657        (950)        --       1,289
  ABS.............        --         --       --          --         --          --
                    --------   --------     ----      ------      -----     -------
     Total fixed
       maturity
       securi-
       ties.......  $  2,978   $    (71)    $683      $5,835        $--     $ 9,425
                    ========   ========     ====      ======      =====     =======
Net embedded
  derivatives
  (5).............  $131,270   $(77,960)    $ --      $5,907        $--     $59,217



                           FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                   ---------------------------------------------------------------------------------------
                                                            TOTAL
                                                     REALIZED/UNREALIZED
                                                        GAINS (LOSSES)
                                                         INCLUDED IN:
                                                    --------------------- PURCHASES,
                                                                  OTHER     SALES,    TRANSFER
                    BALANCE,                                   COMPREHEN-  ISSUANCES    INTO
                    DECEMBER   IMPACT OF                          SIVE        AND    AND/OR OUT  BALANCE,
                       31,     ADOPTION   BALANCE,   EARNINGS    INCOME     SETTLE-  OF LEVEL 3  DECEMBER
                      2007        (6)    JANUARY 1,   (1),2)     (LOSS)    MENTS (3)     (4)        31,
                   ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                        (IN THOUSANDS)

YEAR ENDED
  DECEMBER 31,
  2008:
ASSETS:
Fixed maturity
  securities......   $ 3,914    $   --     $ 3,914   $   (932)    $(795)    $  (74)     $865     $  2,978
  Net embedded
     derivatives
     (5)..........   $12,000    $6,200     $18,200   $109,855     $  --     $3,215      $ --     $131,270


--------

   (1) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains (losses). Impairments charged to earnings on securities are included within net investment gains (losses) which are reported within the earnings caption of total gains (losses). Lapses associated with embedded derivatives are included within the earnings caption of total gains (losses).

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



   (2) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (3) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (4) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and out in the same period are excluded from the rollforward.

   (5) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (6) The impact of adoption of fair value measurement guidance represents the amount recognized in earnings resulting from a change in estimate for certain Level 3 financial instruments held at January 1, 2008. The net impact of adoption on Level 3 assets and liabilities presented in the table above was a $6,200 thousand increase to net assets. Such amount was also impacted by a reduction to DAC of $2,000 thousand, which resulted in a total net impact of $4,200 thousand on Level 3 assets and liabilities and also reflects the total net impact of the adoption.

     The tables below summarize both realized and unrealized gains and losses due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                            TOTAL GAINS AND LOSSES
                                                ----------------------------------------------
                                                  CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                         (LOSSES) INCLUDED IN EARNINGS
                                                ----------------------------------------------
                                                                 NET          NET
                                                    NET      INVESTMENT   DERIVATIVE
                                                INVESTMENT      GAINS        GAINS
                                                  INCOME      (LOSSES)     (LOSSES)     TOTAL
                                                ----------   ----------   ----------   -------
                                                                (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities...................     $(41)        $  --       $    --    $   (41)
  Foreign corporate securities................       --          (144)           --       (144)
                                                   ----         -----       -------    -------
     Total fixed maturity securities..........     $(41)        $(144)      $    --    $  (185)
                                                   ====         =====       =======    =======
Net embedded derivatives......................     $ --         $  --       $26,905    $26,905

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                             TOTAL GAINS AND LOSSES
                                                -----------------------------------------------
                                                  CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                         (LOSSES) INCLUDED IN EARNINGS
                                                -----------------------------------------------
                                                                 NET          NET
                                                    NET      INVESTMENT   DERIVATIVE
                                                INVESTMENT      GAINS        GAINS
                                                  INCOME      (LOSSES)     (LOSSES)      TOTAL
                                                ----------   ----------   ----------   --------
                                                                 (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities...................     $ 19         $ --       $     --    $     19
  Foreign corporate securities................      (23)         (67)            --         (90)
                                                   ----         ----       --------    --------
     Total fixed maturity securities..........     $ (4)        $(67)      $     --    $    (71)
                                                   ====         ====       ========    ========
Net embedded derivatives......................     $ --         $ --       $(77,960)   $(77,960)



                                                            TOTAL GAINS AND LOSSES
                                               -----------------------------------------------
                                                 CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                        (LOSSES) INCLUDED IN EARNINGS
                                               -----------------------------------------------
                                                                NET          NET
                                                   NET      INVESTMENT   DERIVATIVE
                                               INVESTMENT      GAINS        GAINS
                                                 INCOME      (LOSSES)     (LOSSES)      TOTAL
                                               ----------   ----------   ----------   --------
                                                                (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2008:
ASSETS:
Fixed maturity securities....................     $(94)        $(838)     $     --    $   (932)
Net embedded derivatives.....................     $ --         $  --      $109,855    $109,855


     The tables below summarize the portion of unrealized gains and losses, due to changes in estimated fair value, recorded in earnings for Level 3 assets and liabilities that were still held at the respective time periods:

                                                     CHANGES IN UNREALIZED GAINS (LOSSES)
                                                  RELATING TO ASSETS AND LIABILITIES HELD AT
                                                               DECEMBER 31, 2010
                                                ----------------------------------------------
                                                                 NET          NET
                                                    NET      INVESTMENT   DERIVATIVE
                                                INVESTMENT      GAINS        GAINS
                                                  INCOME      (LOSSES)     (LOSSES)     TOTAL
                                                ----------   ----------   ----------   -------
                                                                (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
  Fixed maturity securities:
  U.S. corporate securities...................     $(41)        $  --       $    --    $   (41)
                                                   ----         -----       -------    -------
     Total fixed maturity securities..........     $(41)        $  --       $    --    $   (41)
                                                   ====         =====       =======    =======
Net embedded derivatives......................     $ --         $  --       $27,633    $27,633

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                      CHANGES IN UNREALIZED GAINS (LOSSES)
                                                   RELATING TO ASSETS AND LIABILITIES HELD AT
                                                               DECEMBER 31, 2009
                                                -----------------------------------------------
                                                                 NET          NET
                                                    NET      INVESTMENT   DERIVATIVE
                                                INVESTMENT      GAINS        GAINS
                                                  INCOME      (LOSSES)     (LOSSES)      TOTAL
                                                ----------   ----------   ----------   --------
                                                                 (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
  Fixed maturity securities:
  U.S. corporate securities...................       $19        $  --      $     --    $     19
                                                   -----        -----      --------    --------
     Total fixed maturity securities..........       $19        $  --      $     --    $     19
                                                   =====        =====      ========    ========
Net embedded derivatives......................     $  --        $  --      $(77,350)   $(77,350)



                                                     CHANGES IN UNREALIZED GAINS (LOSSES)
                                                  RELATING TO ASSETS AND LIABILITIES HELD AT
                                                              DECEMBER 31, 2008
                                               -----------------------------------------------
                                                                NET          NET
                                                   NET      INVESTMENT   DERIVATIVE
                                               INVESTMENT      GAINS        GAINS
                                                 INCOME      (LOSSES)     (LOSSES)      TOTAL
                                               ----------   ----------   ----------   --------
                                                                (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2008:
ASSETS:
  Fixed maturity securities..................     $(94)        $(838)     $     --    $   (932)
  Net embedded derivatives...................     $ --         $  --      $109,941    $109,941


  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Amounts related to the Company's financial instruments that were not measured at fair value on a recurring basis, were as follows:

                                                                         ESTIMATED
                                                NOTIONAL    CARRYING       FAIR
DECEMBER 31, 2010                                AMOUNT       VALUE        VALUE
----------------------------------------------  --------   ----------   ----------
                                                          (IN THOUSANDS)
ASSETS
Mortgage loans, net...........................             $   77,938   $   83,736
Cash and cash equivalents.....................             $    7,758   $    7,758
Accrued investment income.....................             $    5,824   $    5,824
Premiums, reinsurance and other receivables
  (1).........................................             $1,168,603   $1,261,952
LIABILITIES
Policyholder account balances (1).............             $1,436,730   $1,544,805
COMMITMENTS (2)
Mortgage loan commitments.....................   $2,000    $       --   $      (37)
Commitments to fund private corporate bond
  investments.................................   $3,442    $       --   $       --

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                               ESTIMATED
                                                      NOTIONAL    CARRYING       FAIR
DECEMBER 31, 2009                                      AMOUNT       VALUE        VALUE
----------------------------------------------------  --------   ----------   ----------
                                                                (IN THOUSANDS)
ASSETS
Mortgage loans, net.................................             $   29,590   $   30,126
Cash and cash equivalents...........................             $   61,720   $   61,720
Accrued investment income...........................             $    4,930   $    4,930
Premiums, reinsurance and other receivables (1).....             $1,147,925   $1,113,488
LIABILITIES
Policyholder account balances (1)...................             $1,390,209   $1,351,802
COMMITMENTS (2)
Mortgage loan commitments...........................   $   --    $       --   $       --
Commitments to fund private corporate bond
  investments.......................................   $5,000    $       --   $       --


--------

   (1) Carrying values presented herein differ from those presented in the balance sheets because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions excluded from the table above are not considered financial instruments.

   (2) Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     The assets and liabilities measured at estimated fair value on a recurring basis include: fixed maturity securities, short-term investments, net embedded derivatives within asset and liability host contracts and separate account assets. These assets and liabilities are described in the section "-- Recurring Fair Value Measurements" and, therefore, are excluded from the tables above. The estimated fair value for these financial instruments approximates carrying value.

  Mortgage Loans

     The Company originates mortgage loans principally for investment purposes. These loans are principally carried at amortized cost. The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk.

  Cash and Cash Equivalents

     Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

  Accrued Investment Income

     Due to the short term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Premiums, Reinsurance and Other Receivables

     Premiums, reinsurance and other receivables in the preceding tables are comprised of amounts recoverable under reinsurance contracts.

     Premiums receivable and those amounts recoverable under reinsurance treaties determined to transfer sufficient risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding tables. Amounts recoverable under ceded reinsurance contracts, which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting, have been included in the preceding tables. The estimated fair value is determined as the present value of expected future cash flows under the related contracts, which were discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

  Policyholder Account Balances

     Policyholder account balances in the tables above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are included in this caption in the financial statements but excluded from this caption in the tables above as they are separately presented in "-- Recurring Fair Value Measurements." The remaining difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the balance sheets represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include fixed deferred annuities, fixed term payout annuities and total control accounts ("TCA"). The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread to reflect the nonperformance risk in the liability.

  Mortgage Loan Commitments and Commitments to Fund Private Corporate Bond Investments

     The estimated fair values for mortgage loan commitments that will be held for investment and commitments to fund private corporate bonds that will be held for investment reflected in the above tables represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the commitments.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                            DAC      VOBA     TOTAL
                                                         --------   -----   --------
                                                                (IN THOUSANDS)
Balance at January 1, 2008.............................  $108,334   $ 508   $108,842
  Capitalizations......................................    37,307      --     37,307
                                                         --------   -----   --------
     Subtotal..........................................   145,641     508    146,149
                                                         --------   -----   --------
Amortization related to:
  Net investment gains (losses)........................   (24,850)     --    (24,850)
  Other expenses.......................................   (25,951)   (151)   (26,102)
                                                         --------   -----   --------
     Total amortization................................   (50,801)   (151)   (50,952)
                                                         --------   -----   --------
Unrealized investment gains (losses)...................      (112)     --       (112)
                                                         --------   -----   --------
Balance at December 31, 2008...........................    94,728     357     95,085
  Capitalizations......................................    52,762      --     52,762
                                                         --------   -----   --------
     Subtotal..........................................   147,490     357    147,847
                                                         --------   -----   --------
Amortization related to:
  Net investment gains (losses)........................    18,120      --     18,120
  Other expenses.......................................   (16,295)    (45)   (16,340)
                                                         --------   -----   --------
     Total amortization................................     1,825     (45)     1,780
                                                         --------   -----   --------
Balance at December 31, 2009...........................   149,315     312    149,627
  Capitalizations......................................    65,577      --     65,577
                                                         --------   -----   --------
     Subtotal..........................................   214,892     312    215,204
                                                         --------   -----   --------
Amortization related to:
  Net investment gains (losses)........................   (10,812)     --    (10,812)
  Other expenses.......................................   (19,088)   (126)   (19,214)
                                                         --------   -----   --------
     Total amortization................................   (29,900)   (126)   (30,026)
                                                         --------   -----   --------
Unrealized investment gains (losses)...................    (1,500)     --     (1,500)
                                                         --------   -----   --------
Balance at December 31, 2010...........................  $183,492   $ 186   $183,678
                                                         ========   =====   ========



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $73 thousand in 2011, $48 thousand in 2012, $32 thousand in 2013, $8 thousand in 2014 and $6 thousand in 2015.

     Amortization of DAC and VOBA is attributed to both investment gains and losses and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6.  INSURANCE

  VALUE OF DISTRIBUTION AGREEMENTS

     Information regarding VODA, which is reported in other assets, was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                         ---------------------------
                                                           2010      2009      2008
                                                         -------   -------   -------
                                                                (IN THOUSANDS)
Balance at January 1,..................................  $18,122   $18,751   $19,222
Amortization...........................................     (807)     (629)     (471)
                                                         -------   -------   -------
Balance at December 31,................................  $17,315   $18,122   $18,751
                                                         =======   =======   =======



     The estimated future amortization expense allocated to other expenses for the next five years for VODA is $969 thousand in 2011, $1,121 thousand in 2012, $1,251 thousand in 2013, $1,359 thousand in 2014 and $1,394 thousand in 2015.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                         ---------------------------
                                                           2010      2009      2008
                                                         -------   -------   -------
                                                                (IN THOUSANDS)
Balance at January 1,..................................  $41,971   $38,082   $37,665
Capitalization.........................................    8,807     7,354     7,104
Amortization...........................................    3,467    (3,465)   (6,687)
                                                         -------   -------   -------
Balance at December 31,................................  $54,245   $41,971   $38,082
                                                         =======   =======   =======



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $3,229,029 thousand and $2,416,073 thousand at December 31, 2010 and 2009, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $55,171 thousand, $39,142 thousand and $31,116 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

     For each of the years ended December 31, 2010, 2009 and 2008, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). These guarantees include benefits that are payable in the event of death or at annuitization.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts is as follows:

                                                                  DECEMBER 31,
                                        ---------------------------------------------------------------
                                                     2010                             2009
                                        ------------------------------   ------------------------------
                                            IN THE             AT            IN THE             AT
                                        EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                        --------------   -------------   --------------   -------------
                                                                 (IN THOUSANDS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
Separate account value................    $1,434,340              N/A      $1,028,705              N/A
Net amount at risk (2)................    $   21,210 (3)          N/A      $   63,799 (3)          N/A
Average attained age of
  contractholders.....................      62 years              N/A        62 years              N/A
ANNIVERSARY CONTRACT VALUE OR MINIMUM
  RETURN
Separate account value................    $1,839,307       $2,633,542      $1,430,326       $1,957,448
Net amount at risk (2)................    $   92,089 (3)   $  336,201 (4)  $  200,672 (3)   $  392,497 (4)
Average attained age of
  contractholders.....................      62 years         61 years        62 years         61 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding ceded reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current GMDB in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity contracts is as follows:

                                                           ANNUITY CONTRACTS
                                                      --------------------------
                                                      GUARANTEED     GUARANTEED
                                                         DEATH     ANNUITIZATION
                                                       BENEFITS       BENEFITS      TOTAL
                                                      ----------   -------------   -------
                                                                 (IN THOUSANDS)
DIRECT
Balance at January 1, 2008..........................    $ 1,215       $ 2,444      $ 3,659
  Incurred guaranteed benefits......................      4,939        17,348       22,287
  Paid guaranteed benefits..........................     (2,066)           --       (2,066)
                                                        -------       -------      -------
Balance at December 31, 2008........................      4,088        19,792       23,880
  Incurred guaranteed benefits......................      2,933            19        2,952
  Paid guaranteed benefits..........................     (5,531)           --       (5,531)
                                                        -------       -------      -------
Balance at December 31, 2009........................      1,490        19,811       21,301
  Incurred guaranteed benefits......................      2,593         6,472        9,065
  Paid guaranteed benefits..........................     (1,475)           --       (1,475)
                                                        -------       -------      -------
Balance at December 31, 2010........................    $ 2,608       $26,283      $28,891
                                                        =======       =======      =======
CEDED
Balance at January 1, 2008..........................    $ 1,215       $   444      $ 1,659
  Incurred guaranteed benefits......................      4,939         6,091       11,030
  Paid guaranteed benefits..........................     (2,066)           --       (2,066)
                                                        -------       -------      -------
Balance at December 31, 2008........................      4,088         6,535       10,623
  Incurred guaranteed benefits......................      2,933           209        3,142
  Paid guaranteed benefits..........................     (5,531)           --       (5,531)
                                                        -------       -------      -------
Balance at December 31, 2009........................      1,490         6,744        8,234
  Incurred guaranteed benefits......................      2,593         2,212        4,805
  Paid guaranteed benefits..........................     (1,475)           --       (1,475)
                                                        -------       -------      -------
Balance at December 31, 2010........................    $ 2,608       $ 8,956      $11,564
                                                        =======       =======      =======
NET
Balance at January 1, 2008..........................    $    --       $ 2,000      $ 2,000
  Incurred guaranteed benefits......................         --        11,257       11,257
  Paid guaranteed benefits..........................         --            --           --
                                                        -------       -------      -------
Balance at December 31, 2008........................         --        13,257       13,257
  Incurred guaranteed benefits......................         --          (190)        (190)
  Paid guaranteed benefits..........................         --            --           --
                                                        -------       -------      -------
Balance at December 31, 2009........................         --        13,067       13,067
  Incurred guaranteed benefits......................         --         4,260        4,260
  Paid guaranteed benefits..........................         --            --           --
                                                        -------       -------      -------
Balance at December 31, 2010........................    $    --       $17,327      $17,327
                                                        =======       =======      =======


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                   DECEMBER 31,
                                                             -----------------------
                                                                2010         2009
                                                             ----------   ----------
                                                                  (IN THOUSANDS)
Fund Groupings:
  Equity...................................................  $1,614,464   $1,248,876
  Balanced.................................................   1,254,145      863,538
  Bond.....................................................     202,120      149,034
  Money Market.............................................      80,201       91,996
  Specialty................................................      74,098       58,630
                                                             ----------   ----------
     Total.................................................  $3,225,028   $2,412,074
                                                             ==========   ==========



7.  REINSURANCE

     The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

     For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or a quota share basis. The Company currently retains up to $100,000 per life and reinsures 100% of amounts in excess of the Company's retention limit for certain new individual life insurance policies, and reinsures up to 90% of the mortality risk for other individual life insurance polices. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

     The Company reinsures 100% of the living and death benefit guarantees in connection with its variable annuities issued since 2004 to an affiliated reinsurer. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its new production of fixed annuities to an affiliated reinsurer.

     The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of well-capitalized, highly rated reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2010 and 2009, were immaterial.

     At December 31, 2010, the Company had $6,545 thousand of unsecured unaffiliated ceded reinsurance recoverable balances. Of this total, $5,797 thousand, or 89%, were with the Company's five largest unaffiliated ceded reinsurers, all of which were unsecured. At December 31, 2009, the Company had $5,826 thousand of

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


unsecured unaffiliated ceded reinsurance recoverable balances. Of this total, $5,119 thousand, or 88%, were with the Company's five largest unaffiliated ceded reinsurers, all of which were unsecured.

     The amounts in the statements of operations include the impact of reinsurance. Information regarding the effect of reinsurance was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2010       2009       2008
                                                        --------   --------   --------
                                                                (IN THOUSANDS)
PREMIUMS:
  Direct premiums.....................................  $ 87,369   $ 72,635   $ 36,795
  Reinsurance ceded...................................   (30,384)   (13,177)    (8,265)
                                                        --------   --------   --------
     Net premiums.....................................  $ 56,985   $ 59,458   $ 28,530
                                                        ========   ========   ========
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type product
     policy fees......................................  $ 65,498   $ 47,948   $ 44,930
  Reinsurance ceded...................................    (9,638)    (8,151)    (7,789)
                                                        --------   --------   --------
     Net universal life and investment-type product
       policy fees....................................  $ 55,860   $ 39,797   $ 37,141
                                                        ========   ========   ========
OTHER REVENUES:
  Direct other revenues...............................  $  5,442   $  3,340   $    492
  Reinsurance ceded...................................    63,185     54,121     23,636
                                                        --------   --------   --------
     Net other revenues...............................  $ 68,627   $ 57,461   $ 24,128
                                                        ========   ========   ========
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims.............  $ 67,216   $ 62,435   $ 58,641
  Reinsurance ceded...................................   (20,557)   (12,786)   (19,290)
                                                        --------   --------   --------
     Net policyholder benefits and claims.............  $ 46,659   $ 49,649   $ 39,351
                                                        ========   ========   ========
INTEREST CREDITED TO POLICYHOLDER ACCOUNT BALANCES:
  Direct interest credited to policyholder account
     balances.........................................  $ 62,029   $ 65,868   $ 25,089
  Reinsurance ceded...................................       (97)       (35)        (7)
                                                        --------   --------   --------
     Net interest credited to policyholder account
       balances.......................................  $ 61,932   $ 65,833   $ 25,082
                                                        ========   ========   ========
OTHER EXPENSES:
  Direct other expenses...............................  $ 63,821   $ 31,445   $ 73,908
  Reinsurance ceded...................................     1,029     (2,247)    (1,227)
                                                        --------   --------   --------
     Net other expenses...............................  $ 64,850   $ 29,198   $ 72,681
                                                        ========   ========   ========


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the balance sheets include the impact of reinsurance. Information regarding the effect of reinsurance was as follows at:

                                                               DECEMBER 31, 2010
                                                    ---------------------------------------
                                                       TOTAL
                                                      BALANCE                 TOTAL, NET OF
                                                       SHEET        CEDED      REINSURANCE
                                                    ----------   ----------   -------------
                                                                 (IN THOUSANDS)
ASSETS:
Premiums, reinsurance and other receivables.......  $1,347,288   $1,334,777      $ 12,511
Deferred policy acquisition costs and value of
  business acquired...............................     183,678      (58,433)      242,111
                                                    ----------   ----------      --------
  Total assets....................................  $1,530,966   $1,276,344      $254,622
                                                    ==========   ==========      ========
LIABILITIES:
Other policy-related balances.....................  $   20,815   $    7,522      $ 13,293
Other liabilities.................................      73,880       62,212        11,668
                                                    ----------   ----------      --------
  Total liabilities...............................  $   94,695   $   69,734      $ 24,961
                                                    ==========   ==========      ========




                                                               DECEMBER 31, 2009
                                                    ---------------------------------------
                                                       TOTAL
                                                      BALANCE                 TOTAL, NET OF
                                                       SHEET        CEDED      REINSURANCE
                                                    ----------   ----------   -------------
                                                                 (IN THOUSANDS)
ASSETS:
Premiums, reinsurance and other receivables.......  $1,264,250   $1,255,895      $  8,355
Deferred policy acquisition costs and value of
  business acquired...............................     149,627      (57,872)      207,499
                                                    ----------   ----------      --------
  Total assets....................................  $1,413,877   $1,198,023      $215,854
                                                    ==========   ==========      ========
LIABILITIES:
Other policy-related balances.....................  $    6,880   $       --      $  6,880
Other liabilities.................................      48,983       39,214         9,769
                                                    ----------   ----------      --------
  Total liabilities...............................  $   55,863   $   39,214      $ 16,649
                                                    ==========   ==========      ========



     Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded reinsurance were $1,168,603 thousand and $1,145,717 thousand at December 31, 2010 and 2009, respectively. There were no deposit liabilities for assumed reinsurance at both December 31, 2010 and 2009.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain MetLife subsidiaries, including Metropolitan Life Insurance Company ("MLIC"), Exeter Reassurance Company, Ltd. and MetLife Reinsurance Company of Vermont, all of which are related parties.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the effect of affiliated reinsurance included in the statements of operations was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2010       2009       2008
                                                        --------   --------   --------
                                                                (IN THOUSANDS)
PREMIUMS:
Reinsurance ceded (1).................................  $(25,288)  $ (9,618)  $ (5,943)
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
Reinsurance ceded (1).................................  $ (9,569)  $ (8,085)  $ (7,732)
OTHER REVENUES:
Reinsurance ceded.....................................  $ 63,185   $ 54,121   $ 24,202
POLICYHOLDER BENEFITS AND CLAIMS:
Reinsurance ceded (1).................................  $(18,487)  $(10,563)  $(16,167)
INTEREST CREDITED TO POLICYHOLDER ACCOUNT BALANCES:
Reinsurance ceded.....................................  $    (97)  $    (35)  $     (7)
OTHER EXPENSES:
Reinsurance ceded (1).................................  $  1,061   $ (2,214)  $ (1,203)


--------

   (1) In September 2008, the Company's parent, MetLife, completed a tax-free split-off of its majority owned subsidiary, Reinsurance Group of America, Incorporated ("RGA"). After the split-off, reinsurance transactions with RGA were no longer considered affiliated transactions. For purposes of comparison, the 2008 affiliated transactions with RGA have been removed from the presentation in the table above. Affiliated transactions with RGA for the year ended December 31, 2008 include ceded premiums, ceded fees, ceded benefits and ceded other expenses of $416 thousand, $18 thousand, $114 thousand and ($1) thousand, respectively.

     Information regarding the effect of affiliated reinsurance included in the balance sheets was as follows at:

                                                                   DECEMBER 31,
                                                             -----------------------
                                                                2010         2009
                                                             ----------   ----------
                                                                      CEDED
                                                             -----------------------
                                                                  (IN THOUSANDS)
ASSETS:
Premiums, reinsurance and other receivables................  $1,327,569   $1,249,648
Deferred policy acquisition costs and value of business
  acquired.................................................     (58,476)     (57,908)
                                                             ----------   ----------
  Total assets.............................................  $1,269,093   $1,191,740
                                                             ==========   ==========
LIABILITIES:
Other policy-related balances..............................  $    7,522   $       --
Other liabilities..........................................      61,550       38,792
                                                             ----------   ----------
  Total liabilities........................................  $   69,072   $   38,792
                                                             ==========   ==========



     Effective December 31, 2009, the Company ceded one block of level premium term business to an affiliate on a 75% coinsurance with funds withheld basis. The reinsurance agreement includes an experience refund provision, whereby some or all of the profits on the underlying reinsurance agreement are returned to the Company from the affiliated reinsurer during the first several years of the reinsurance agreement. The experience refund reduced the funds withheld by the Company from the affiliated reinsurer by $23,919 thousand at December 31, 2010, and are considered unearned revenue, amortized over the life of the contract using the same assumptions as used for DAC

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

associated with the underlying policies. Amortization and interest of the unearned revenue associated with the experience refund was $16,397 thousand for the year ended December 31, 2010, and is included in premiums in the statement of operations. At December 31, 2010, unearned revenue related to the experience refund was $7,522 thousand, and is included in other policy-related balances in the balance sheet.

     The Company cedes risks to an affiliate related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value were included within net derivative gains (losses). The embedded derivatives were included within premiums, reinsurance and other receivables and were assets of $72,681 thousand and $45,751 thousand at December 31, 2010 and 2009, respectively. For the years ended December 31, 2010, 2009 and 2008, net derivative gains (losses) included $13,923 thousand, ($103,439) thousand and $124,934 thousand, respectively, in changes in fair value of such embedded derivatives.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $1,187,743 thousand and $1,158,241 thousand of unsecured affiliated reinsurance recoverable balances at December 31, 2010 and 2009, respectively.

     Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded affiliated reinsurance were $1,168,603 thousand and $1,145,717 thousand at December 31, 2010 and 2009, respectively. There were no deposit liabilities for assumed affiliated reinsurance at both December 31, 2010 and 2009.

8.  INCOME TAX

     The provision for income tax was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2010      2009       2008
                                                        -------   --------   --------
                                                                (IN THOUSANDS)
Current:
  Federal.............................................  $ 3,366   $ (4,357)  $(22,747)
Deferred:
  Federal.............................................   15,063    (16,482)    48,446
                                                        -------   --------   --------
     Provision for income tax expense (benefit).......  $18,429   $(20,839)  $ 25,699
                                                        =======   ========   ========



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                           2010      2009       2008
                                                         -------   --------   -------
                                                                (IN THOUSANDS)
Tax provision at U.S. statutory rate...................  $22,150   $(16,954)  $27,175
Tax effect of:
  Tax-exempt investment income.........................   (3,197)    (2,324)   (1,207)
  Prior year tax.......................................      746     (1,528)     (250)
  Tax credits..........................................   (1,270)        --        --
  Other, net...........................................       --        (33)      (19)
                                                         -------   --------   -------
     Provision for income tax expense (benefit)........  $18,429   $(20,839)  $25,699
                                                         =======   ========   =======


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                                   DECEMBER 31,
                                                                ------------------
                                                                  2010       2009
                                                                --------   -------
                                                                  (IN THOUSANDS)
Deferred income tax assets:
  Net unrealized investment losses............................  $     --   $   485
  Intangibles.................................................        --         1
  Other.......................................................    19,841     2,347
                                                                --------   -------
                                                                  19,841     2,833
                                                                --------   -------
Deferred income tax liabilities:
  DAC.........................................................    56,784    44,152
  Policyholder liabilities....................................    35,155    15,968
  Investments.................................................     5,925     5,189
  Net unrealized investment gains.............................     5,957        --
                                                                --------   -------
                                                                 103,821    65,309
                                                                --------   -------
     Net deferred income tax liability........................  $ 83,980   $62,476
                                                                ========   =======



     The Company participates in a tax sharing agreement with MetLife. This agreement provides that current federal income tax expense (benefit) is computed on a separate return basis and provides that members of the tax group shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. Pursuant to this tax sharing agreement, the amount due from MetLife was $523 thousand for 2010, and the amounts due to MetLife were $4,357 thousand and $22,747 thousand for 2009 and 2008, respectively.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004.

     The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2010 and 2009, the Company recognized an income tax benefit of $2,450 thousand and $3,852 thousand, respectively, related to the separate account DRD. The 2010 benefit included an expense of $747 thousand related to a true-up of the 2009 tax return. The 2009 benefit included a benefit of $1,528 thousand related to a true up of the 2008 tax return.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

9.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company and certain of its affiliates have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Retained Asset Account Matters. The New York Attorney General announced on July 29, 2010 that his office had launched a major fraud investigation into the life insurance industry for practices related to the use of retained asset accounts as a settlement option for death benefits and that subpoenas requesting comprehensive data related to retained asset accounts had been served on the Company's ultimate parent, MetLife and other insurance carriers. MetLife received the subpoena on July 30, 2010. Metropolitan Life Insurance Company and its affiliates also have received requests for documents and information from U.S. congressional committees and members as well as various state regulatory bodies, including the New York State Insurance Department (the "Department"). It is possible that other state and federal regulators or legislative bodies may pursue similar investigations or make related inquiries. Management cannot predict what effect any such investigations might have on the Company's earnings or the availability of the TCA, but management believes that the Company's financial statements taken as a whole would not be materially affected. Management believes that any allegations that information about the TCA is not adequately disclosed or that the accounts are fraudulent or otherwise violate state or federal laws are without merit.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously or those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome or provide reasonable ranges of potential losses of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although, in light of these considerations, it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular annual periods.

COMMITMENTS

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $2,000 thousand and $0 at December 31, 2010 and 2009, respectively.

  COMMITMENTS TO FUND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $3,442 thousand and $5,000 thousand at December 31, 2010 and 2009, respectively.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     The Company had no liability for indemnities, guarantees and commitments at both December 31, 2010 and 2009.

10.  EQUITY

  CAPITAL CONTRIBUTIONS

     The Company received no cash capital contributions from MetLife for the year ended December 31, 2010. The Company received cash capital contributions of $70,000 thousand and $100,000 thousand from MetLife for the years ended December 31, 2009 and 2008, respectively.

  STATUTORY EQUITY AND INCOME

     The Company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department has adopted Statutory Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in New York. Modifications by state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of the Company.

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting of reinsurance contracts and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

     Statutory net loss of the Company, as filed with the Department, was $27,579 thousand, $8,170 thousand and $56,914 thousand, for the years ended December 31, 2010, 2009 and 2008, respectively. Statutory capital and surplus, as filed with the Department, was $220,161 thousand and $225,876 thousand at December 31, 2010 and 2009, respectively.

  DIVIDEND RESTRICTIONS

     Under New York State Insurance Law, the Company is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). The Company will be permitted to pay a cash dividend to its parent company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent of the New York Insurance Department (the "Superintendent") and the Superintendent does not disapprove the dividend within 30 days of its filing. During the years ended December 31, 2010, 2009 and 2008, the Company did not pay dividends to MetLife. Because the Company's net gain from operations was negative, the Company cannot pay any dividends in 2011 without prior regulatory approval.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2010, 2009 and 2008 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                           YEARS ENDED DECEMBER 31,
                                                          --------------------------
                                                            2010     2009      2008
                                                          -------   ------   -------
                                                                (IN THOUSANDS)
Holding gains (losses) on investments arising during the
  year..................................................  $19,151   $ (291)  $(3,093)
Income tax effect of holding gains (losses).............   (6,703)     102     1,083
Reclassification adjustments:
  Recognized holding (gains) losses included in current
     year income........................................       93    1,958     1,054
  Amortization of premiums and accretion of discounts
     associated with investments........................      661      367        60
Income tax effect.......................................     (264)    (814)     (390)
Allocation of holding (gains) losses on investments
  relating to other policyholder amounts................   (1,500)      --      (112)
Income tax effect of allocation of holding (gains)
  losses to other policyholder amounts..................      525       --        39
                                                          -------   ------   -------
Other comprehensive income (loss).......................  $11,963   $1,322   $(1,359)
                                                          =======   ======   =======


                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

11.  OTHER EXPENSES

     Information on other expenses was as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2010       2009       2008
                                                        --------   --------   --------
                                                                (IN THOUSANDS)
Compensation..........................................  $ 10,563   $  3,221   $  5,020
Commissions...........................................    53,409     45,803     32,903
Volume-related costs..................................     9,669     15,163     15,043
Affiliated interest costs on ceded reinsurance........     4,785         --         --
Capitalization of DAC.................................   (65,577)   (52,762)   (37,307)
Amortization of DAC and VOBA..........................    30,026     (1,780)    50,952
Premium taxes, licenses & fees........................     1,593      1,377        497
Professional services.................................       859         --         --
Rent..................................................       672         --         --
Other.................................................    18,851     18,176      5,573
                                                        --------   --------   --------
  Total other expenses................................  $ 64,850   $ 29,198   $ 72,681
                                                        ========   ========   ========



  CAPITALIZATION OF DAC AND AMORTIZATION OF DAC AND VOBA

     See Note 5 for a rollforward of DAC and VOBA including impacts of capitalization and amortization.

  AFFILIATED EXPENSES

     Commissions, capitalization of DAC and amortization of DAC and VOBA include the impact of affiliated reinsurance transactions.

     See Notes 7 and 12 for discussion of affiliated expenses included in the table above.

12.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain of the agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $74,962 thousand, $62,049 thousand and $48,544 thousand for the years ended December 31,

                    FIRST METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


2010, 2009 and 2008, respectively. The aforementioned expenses and fees incurred with affiliates were comprised of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                         ---------------------------
                                                           2010      2009      2008
                                                         -------   -------   -------
                                                                (IN THOUSANDS)
Compensation...........................................  $10,525   $ 3,133   $ 5,019
Commissions............................................   32,652    26,324    25,083
Volume-related costs...................................   11,547    13,609    13,521
Professional services..................................      859        --        --
Rent...................................................      672        --        --
Other..................................................   18,707    18,983     4,921
                                                         -------   -------   -------
  Total other expenses.................................  $74,962   $62,049   $48,544
                                                         =======   =======   =======



     Revenues received from affiliates related to these agreements were recorded as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                             2010     2009     2008
                                                            ------   ------   ------
                                                                 (IN THOUSANDS)
Universal life and investment-type product policy fees....  $7,083   $5,091   $5,071
Other revenues............................................  $5,278   $3,317   $  566


     The Company had net receivables from affiliates of $5,570 thousand and $2,686 thousand at December 31, 2010 and 2009, respectively, related to the items discussed above. These amounts exclude affiliated reinsurance balances discussed in Note 7. See Notes 2 and 7 for additional related party transactions.

13.  SUBSEQUENT EVENT

     The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2010 financial statements.

                                    PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


a.   Financial Statements
     -----------------------------------------------------------------------------------------

The following financial statements comprising each of the Sub-Accounts of the Separate Account are included in Part B hereof:

1.   Report of Independent Registered Public Accounting Firm.

2.   Statements of Assets and Liabilities as of December 31, 2010.

3.   Statements of Operations for the year ended December 31, 2010.

4.   Statements of Changes in Net Assets for the years ended December 31, 2010 and 2009.

5.   Notes to the Financial Statements.

The following financial statements of the Company are included in Part B hereof:

1.   Report of Independent Registered Public Accounting Firm.

2.   Balance Sheets as of December 31, 2010 and 2009.

3.   Statements of Operations for the years ended December 31, 2010, 2009 and 2008.

4.   Statements of Stockholder's Equity for the years ended December 31, 2010, 2009 and 2008.

5.   Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008.

6.   Notes to the Financial Statements.



b.            Exhibits
              --

1.            Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account
              (1)

2.            Not Applicable.

3.   (i)      Principal Underwriter's and Selling Agreement (effective January 1, 2001)(6)

     (ii)     Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002)(6)

     (iii)    Agreement and Plan of Merger (12-01-04)(MLIDC into GAD) (8)

     (iv)     Form of Retail Sales Agreement (2-10) and Schedule of Differences (13)

4.   (i)      Form of Variable Annuity Contract 6010(02/02) and Form of Contract Cover 6010 (03/07)(12)

     (ii)     Fixed Account Rider (3)

     (iii)    Enhanced Dollar Cost Averaging Rider (3)

     (iv)     Three Month Market Entry Rider (3)

     (v)      Death Benefit Rider - (Annual Step-Up). (3)

     (vi)     Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider (3)

     (vii)    Waiver of Withdrawal Charge for Terminal Illness Rider (3)

     (viii)   Unisex Annuity Rates Rider (3)

     (ix)     Endorsement (Name Change effective February 5, 2001. First MetLife Investors Insurance Company;
              formerly First COVA Life Insurance Company) (2)

     (x)      Individual Retirement Annuity Endorsement. 6023.1 (9/02) (6)

     (xi)     Tax Sheltered Annuity Endorsement 6026.1 (9/02) (6)

     (xii)    Roth Individual Retirement Annuity Endorsement 6024.1 (9/02) (6)

     (xiii)   401 (a)/403 (a) Plan Endorsement 6025.1 (9/02) (6)

     (xiv)    Simple Individual Retirement Annuity Endorsement 6276 (9/02) (6)

     (xv)     Designated Beneficiary Non-Qualified Annuity Endorsement FMLI-NQ-1 (11/05)-I (7)

     (xvi)    Death Benefit Rider - (Principal Protection) 6015 (02/02). (8)


          (xvii)    Form of Contract Schedule 6028 (7/08) (11)

          (xviii)   Form of Contract Schedule MLIU-ELGWB (4/08) (11)

          (xix)     Form of Guaranteed Minimum Income Benefit - Living Benefit Rider FMLI-560-4 (7/08) (11)

          (xx)      Form of Qualified Distribution Program Endorsement FMLI-RMD-NY (7/10)-E (14)

          (xxi)     Form of Tax-Sheltered Annuity Endorsement FMLI-398-3-I (12/08) (15)

          (xxii)    Form of Contract Schedule FMLI 6028-5 (9/10)-SL (16)

          (xxiii)   Form of Contract Schedule FMLI 6028-5 (9/10)-SVA (16)

5.                  Form of Variable Annuity Application 6406 (6/11) APPSNY Sep 2011 (filed herewith)

6.        (i)       Copy of Articles of Incorporation of the Company (2)

          (ii)      Copy of Amended and Restated Bylaws of the Company (4)

7.        (i)       Reinsurance Agreement between First MetLife Investors Insurance Company and Metropolitan Life
                    Insurance Company (5)

          (ii)      Reinsurance Agreement and Administrative Services Agreement between First MetLife Investors
                    Insurance Company and Metropolitan Life Insurance Company. (10)

8.        (i)       Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., MetLife
                    Investors Distribution Company and First MetLife Investors Insurance Company (3)

          (ii)      Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife
                    Investors Distribution Company and First MetLife Investors Insurance Company (effective August 31,
                    2007) (9)

9.                  Opinion of Counsel (filed herewith)

10.       (i)       Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor
                    and Registrant (filed herewith)

          (ii)      Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for MetLife, Inc.
                    (filed herewith)

11.                 Not Applicable.

12.                 Not Applicable.

13.                 Powers of Attorney for Michael K. Farrell, Norse N. Blazzard, Robert L. Davidow, Elizabeth M. Forget,
                    George Foulke, Richard A. Hemmings, Jay S. Kaduson, Lisa S. Kuklinski, Richard C. Pearson, Thomas A. Price,
                    Robert E. Sollmann, Jr., Thomas J. Skelly, Paul A. Sylvester, Jeffrey A. Tupper and James J. Reilly
                    (filed herewith)

 (1)                incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
                    Nos. 033-74174 and 811-08306) as electronically filed on December 30, 1999.

 (2)                incorporated herein by reference to Registrant's Post-Effective Amendment No. 7 to Form N-4 (File
                    Nos. 033-74174 and 811-08306) as electronically filed on May 1, 2001.

 (3)                incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-96777 and 811-08306) as
                    electronically filed on July 19, 2002.

 (4)                incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.
                    333-96777 and 811-08306) as electronically filed on October 15, 2002.

 (5)                incorporated herein by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File
                    Nos. 333-96777 and 811-08306) as electronically filed on April 30, 2003.

 (6)                incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
                    Nos. 333-96773 and 811-08306) as electronically filed on November 2, 2004.

 (7)                incorporated herein by reference to Registrant's Post-Effective Amendment No.7 to Form N-4 (File Nos.
                    333-96773 and 811-08306) as electronically filed on September 9, 2005.

 (8)                incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File
                    Nos. 333-96777 and 811-08306) as electronically filed on April 18, 2007.

 (9)                incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (file
                    Nos. 333-96773 and 811-08306) as electronically filed on October 31, 2007.


(10)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 22 to Form N-4 (File
         Nos. 333-96777 and 811-08306) as electronically filed on April 18, 2008.

(11)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 23 to Form N-4 (File
         Nos. 333-96777 and 811-08306) as electronically filed on May 9, 2008.

(12)     incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-152450 and 811-08306) as
         electronically filed on July 22, 2008.

(13)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 29 to Form N-4 (File
         Nos. 333-96777 and 811-08306) as electronically filed on April 15, 2010.

(14)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 23 to Form N-4 (File
         Nos. 333-96773 and 811-08306) as electronically filed on June 15, 2010.

(15)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File
         Nos. 333-156646 and 811-08306) as electronically filed on March 22, 2011.

(16)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File

         Nos. 333-137370 and 811-08306) as electronically filed on April 15, 2011.



ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   --------------------------------------

Michael K. Farrell                      Chairman of the Board, President,
10 Park Avenue                          Chief Executive Officer
Morristown, NJ 07962

Elizabeth M. Forget                     Director and Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Richard C. Pearson                      Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jay S. Kaduson                          Director and Vice President
10 Park Avenue
Morristown, NJ 07962

Lisa S. Kuklinski                       Director and Vice President
1095 Avenue of the Americas
New York, NY 10036

Jeffrey A. Tupper                       Director and Assistant Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Norse N. Blazzard                       Director
6278 North Federal Highway
Suite 390
Ft. Lauderdale, FL 33308

Robert L. Davidow                       Director
367 Stanwich Road
Greenwich, CT 06830

George Foulke                           Director
300 Davidson Avenue
Somerset, NJ 08873

Richard A. Hemmings                     Director
Fidelity Life Association
1211 West 22nd Street, # 209
Oak Brook, IL 60026


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   ------------------------------------------------------------------

Thomas A. Price                         Director
66 Davidson Lane East
West Islip, NY 11795

Thomas J. Skelly                        Director
1270 W. Whitmore Ct.
Lake Forest, IL 60045

Paul A. Sylvester                       Director
10 Park Avenue
Morristown, NJ 07962

Isaac Torres                            Secretary
1095 Avenue of the Americas
New York, NY 10036

Marlene B. Debel                        Treasurer
1095 Avenue of the Americas
New York, NY 10036

Robert E. Sollman, Jr.                  Director and Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Kevin J. Paulson                        Senior Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Islansd City, NY 11101

James J. Reilly                         Vice President-Finance (principal financial officer and principal
501 Boylston Street                     accounting officer)
Boston, MA 02116

Patricia M. Schwartz                    Vice President, Appointed Actuary
501 Route 22
Bridgewater, NJ 08807

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jonathan L. Rosenthal                   Vice President, Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Scott E. Andrews                        Vice President
4700 Westown Parkway
Suite 200
West Des Moines, IA 50266

Roberto Baron                           Vice President
1095 Avenue of the Americas
New York, NY 10036

Manish P. Bhatt                         Vice President
501 Route 22
Bridgewater, NJ 08807

William D. Cammarata                    Vice President
501 Boylston Street
Boston, MA 02116

Jeffrey P. Halperin                     Vice President
1095 Avenue of the Americas
New York, NY 10036

Gregory E. Illson                       Vice President
501 Boylston Street
Boston, MA 02116


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   -------------------------------------

Rashid Ismail                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

John J. Iwanicki                        Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Karen A. Johnson                        Vice President
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg                    Vice President
1300 Hall Boulevard
Bloomfield, CT 06002

Christopher A. Kremer                   Vice President
501 Boylston Street
Boston, MA 02116

Paul L. LeClair                         Vice President
501 Boylston Street
Boston, MA 02116

Gene Lunman                             Vice President
1300 Hall Boulevard
Bloomfield, CT 06002

William J. Raczko                       Vice President
501 Route 22
Bridgewater, NJ 08807

Mark S. Reilly                          Vice President
1300 Hall Boulevard
Bloomfield, CT 06002

Robert L. Staffier                      Vice President
501 Boylston Street
Boston, MA 02116

Tia M. Trytten                          Vice President
4700 Westown Parkway
Suite 200
West Des Moines, IA 50266

Marian J. Zeldin                        Vice President
501 Route 22
Bridgewater, NJ 08807

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of First MetLife Investors Insurance Company under New York state insurance law. First MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF JUNE 30, 2011

The following is a list of subsidiaries of MetLife,  Inc. updated as of June
30, 2011. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

      1. Federal Flood Certification Corp. (TX)

      2. MetLife Affiliated Insurance Agency LLC (DE)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Chile Inversiones Limitada (Chile)- 91.15% is owned by MetLife, Inc., 8.84% is owned by Inversiones MetLife Holdco Dos Limitada and 0.01% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

G. Metropolitan Life Seguros de Vida S.A. (Uruguay) - 99.9994% is owned by MetLife, Inc. and 0.0006% is owned by Oscar Schmidt.

H.    MetLife Securities, Inc. (DE)

I.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (TX)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

J.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

K.    MetLife Investors Insurance Company (MO)

L.    First MetLife Investors Insurance Company (NY)

M.    Walnut Street Securities, Inc. (MO)

N.    Newbury Insurance Company, Limited (Bermuda)

O.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

P.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife International Holdings, Inc. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc., 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Insurance Limited (United Kingdom)

      10.   MetLife Limited (United Kingdom)

      11. MetLife Insurance S.A./NV (Belgium) - 99.99999% of MetLife Insurance S.A./NV is owned by MetLife International Holdings, Inc. and 0.00001% by Natiloportem Holdings, Inc.

      12.   MetLife Services Limited (United Kingdom)

      13.   MetLife Europe R Limited (Ireland)

      14. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      15. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      16. Compania Previsional MetLife S.A. (Brazil) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.


            a) Met AFJP S.A. (Argentina) - 75.41% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife S.A., 19.59% is owned by MetLife Seguros de Vida S.A., 3.97% is held by Natiloportem Holdings, Inc. and 1.03% is held by MetLife Seguros de Retiro S.A.


      17.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., LTD. (Japan)

            c)    MetLife Limited (Hong Kong)

      18.   MetLife NC Limited (Ireland)

      19.   MetLife Europe Services Limited (Ireland)

      20.   MetLife International Limited, LLC (DE)

      21. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and .001% is owned by Natiloportem Holdings, Inc.

      22.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b)    MetLife Insurance Limited (Australia)

                              1) MetLife Services (Singapore) PTE Limited (Singapore)

                              2)    The Direct Call Centre PTY Limited
                                    (Australia)

                              3)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE) - 99.7% is owned by MetLife Global Holdings Corporation, S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metropolitan Global Management, LLC and 1.29459% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de C.V.
                                    (Mexico) - 99% is owned by MetLife Mexico
                                    S.A. and 1% is owned by MetLife Mexico
                                    Cares, S.A. de C.V.

                        d) MetLife Insurance Company of Korea Limited (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

      23. Inversiones Metlife Holdco Dos Limitada (Chile)- 99% is owned by Metlife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.

      24.   MetLife Asia Pacific Limited (Hong Kong)

Q.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        a) One Madison Investments (Cayco) Limited (Cayman Islands)- 99.99999% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company and 0.00001% by St. James Fleet Investments Two Limited.

      3. CRB Co., Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      4.    MLIC Asset Holdings II LLC (DE)

      5.    Thorngate, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetCanada Investments Ltd. (Canada)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   GenAmerica Financial, LLC (DE)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland - Pacific Palisades, LLC (CA)

      27. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      28.   Krisman, Inc. (MO)

      29.   Special Multi-Asset Receivables Trust (DE)

      30.   White Oak Royalty Company (OK)

      31.   500 Grant Street GP LLC (DE)

      32. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      33.   MetLife Canada/MetVie Canada (Canada)

      34.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 i)   MetLife Associates LLC (DE)

      35.   Euro CL Investments LLC (DE)

      36.   MEX DF Properties, LLC (DE)

      37. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      38.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      39.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      40.   MLIC Asset Holdings, LLC (DE)

      41.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      42.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      43. CML Columbia Park Fund I, LLC (DE)- 10% of membership interest is held by MetLife Insurance Company of Connecticut and 90% membership interest is held by Metropolitan Life Insurance Company.

      44. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      45.   MLIC CB Holdings LLC (DE)

R.    MetLife Capital Trust IV (DE)

S. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      4.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

      5.    MetLife Canadian Property Ventures LLC (NY)

      6.    Euro TI Investments LLC (DE)

      7.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      8. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      9.    Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      10.   TIC European Real Estate LP, LLC (DE)

      11.   MetLife European Holdings, LLC (DE)

            a) MetLife Europe Limited (Ireland)

               i) MetLife Pension Trustees Limited (United Kingdom)

            b) MetLife Assurance Limited (United Kingdom)

      12.   Travelers International Investments Ltd. (Cayman Islands)

      13.   Euro TL Investments LLC (DE)

      14.   Corrigan TLP LLC (DE)

      15.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      16. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      17.   MetLife Investors USA Insurance Company (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      18.   TLA Holdings II LLC (DE)

      19.   TLA Holdings III LLC (DE)

      20. MetLife Greenstone Southeast Ventures, LLC (DE) - 95% of MetLife Greenstone Southeast Ventures, LLC is owned by MetLife Insurance Company of Connecticut and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

T.    MetLife Reinsurance Company of South Carolina (SC)

U.    MetLife Investment Advisors Company, LLC (DE)

V.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

W.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)


           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


X.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

Y.    MetLife Capital Trust X (DE)

Z.    Cova Life Management Company (DE)

AA.   MetLife Reinsurance Company of Charleston (SC)

AB.   MetLife Reinsurance Company of Vermont (VT)

AC.   Delaware American Life Insurance Company (US)

      1.    GBN, LLC (US)

AD.   American Life Insurance Company (ALICO) (US)

      1.    ALICO Nagasaki Operation Yugen Kaisha (Japan)

      2.    Communication One Kabushiki Kaisha (Japan)

      3.    Financial Learning Kabushiki Kaisha (Japan)

      4. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      5.    A.I.G. Limited (Nigeria)

      6.    ALICO Limited (Nigeria)

      7.    American Life Limited (Nigeria)

      8. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 66.47% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      9.    American Life Hayat Sigorta A.S. (Turkey)

      10.   ALICO (Bulgaria) Zhivotozastrahovatelno Druzestvo EAD (Bulgaria)

      11.   Amcico pojist'ovna a.s. (Czech Republic)

      12.   MetLife S.A. (France)

            a) ALICO Direct (France) - 50% of ALICO Direct is owned by MetLife S.A. and the remaining interests by AIG Europe, S.A.

            b)    ALICO Solutions S.A.S. (France)

      13. ALICO Mutual Fund Management Company (Greece) - 90% of ALICO Mutual Fund Management Company is owned by ALICO and the remaining interests are owned by third parties.

      14. Hestis S.A. (France) - 66.06% of Hestis S.A. is owned by ALICO and the remaining interests are owned by third parties.

      15. AHICO First American Hungarian Insurance Company (Elso Amerikai-Magyar Biztosito) Zrt (Hungary)

            a)    First Hungarian-American Insurance Agency Limited (Hungary)

      16.   ALICO Life International Limited (Ireland)

      17.   ALICO Isle of Man Limited (Isle of Man)

      18.   ALICO Italia S.p.A. (Italy)

            a) Agenvita S.r.L. (Italy) - 95% of Agenvita S.r.L. is owned by ALICO Italia S.p.A., the remaining 5% is owned by ALICO.

      19. AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. (Poland)

            a)    Amplico Services Sp z.o.o. (Poland)

            b)    AMPLICO Towartzystwo Funduszky Inwestycyjnych, S.A. (Poland)

            c) AMPLICO Powszechne Towartzystwo Emerytalne S.A. (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. and the remaining 50% is owned by ALICO.

      20.   ALICO Asigurari Romania S.A. (Romania)

            a) ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. (Romania) - 99.9748% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by ALICO Asigurari Romania S.A. and .0252% is owned by AMPLICO Services Sp z.o.o.

            b)    ALICO Training and Consulting S.R.I. (Romania)

      21.   International Investment Holding Company Limited (Russia)

      22.   ALICO European Holdings Limited (Ireland)

            a)    ZAO Master D (Russia)

                  i) ZAO ALICO Insurance Company (Russia) - 51% of ZAO ALICO Insurance Company is owned by ZAO Master D and 49% is owned by ALICO.

      23.   MetLife Akcionarska Drustvoza za Zivotno Osiguranje (Serbia)

      24.   AMSLICO poist'ovna ALICO a.s. (Slovakia)

            a)    ALICO Services Central Europe s.r.o. (Slovakia)

            b)    ALICO Funds Central Europe sprav.spol., a.s. (Slovakia)

      25. ALICO AIG Europe A.I.E. (Spain) - 50% of Alico AIG Europe A.I.E. is owned by ALICO and the remaining interests are owned by a third party.

      26.   ALICO Gestora de Fondos y Planos de Pensiones S.A. (Spain)

      27.   ALICO Management Services Limited (United Kingdom)

      28.   ZEUS Administration Services Limited (United Kingdom)

      29.   ALICO Trustees (UK) Ltd. (United Kingdom) - 50% of ALICO Trustees
            (UK) Ltd. is owned by ALICO and the remaining interests are owned by International Technical and Advisory Services Limited.

      30.   PJSC ALICO Ukraine (Ukraine)

      31.   Borderland Investments Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      32.   International Technical and Advisory Services Limited (USA-Delaware)

      33.   International Services Incorporated (USA-Delaware)

      34.   ALICO Operations Inc. (USA-Delaware)

            a)    ALICO Asset Management Corp. (Japan)

      35. ALICO Compania de Seguros de Retiro, S.A. (Argentina) - 90% of ALICO Compania de Seguros de Retiro, S.A. is owned by ALICO and 10% by International Technical & Advisory Services.

      36. ALICO Compania de Seguros, S.A. (Argentina) - 90% of ALICO Compania de Seguros, S.A. is owned by ALICO and 10% by International Technical & Advisory Services.

      37. ALICO Colombia Seguros de Vida S.A. (Colombia) - 94.989811% of ALICO Colombia Seguros de Vida S.A. is owned by ALICO, 5.0100030% is owned by International Technical and Advisory Services Limited and the remaining interests are owned by third parties.

      38. Inversiones Interamericana S.A. (Chile) 99.99% of Inversiones Interamericana S.A. is owned by ALICO and .01% by International Technical & Advisory Services.

            a) Administradora de Fondos Para la Vivienda Intercajas S.A. (Chile) - 40% of Administradora De Fondos Para la Vivienda Intercajas S.A. is owned by Inversiones Interamericana S.A. and the remaining interests are owned by a third party.

            b)    La Interamericana Compania de Seguros de Vida S.A. (Chile)

            c) ALICO Costa Rica S.A. (Costa Rica) - 99.99% of ALICO Costa Rica S.A. is owned by Inversiones Interamericana S.A. and .01% by La Interamericana Compania de Seguros de Vida S.A.

            d) Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by Inversiones Interamericana S.A. and the remaining interests by a third party.

                  i) Legagroup S.A. (Chile) - 99% is owned by Legal Chile and 1% is owned by a third party.

      39.   ALICO Mexico Compania de Seguros, S.A. de C.V. (Mexico)

      40.   ALICO Services, Inc. (Panama)

      41.   American Life and General Insurance Company (Trinidad & Tobago) Ltd.
            - 80.92373% of American Life and General Insurance Company (Trinidad & Tobago) Ltd. is owned by ALICO and the remaining interests are owned by a third party.

            a)    ALGICO Properties, Ltd. (Trinidad & Tobago)

      42.   ALICO Compania de Seguros de Vida, S.A. (Uruguay)

      43. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by a third party.

      44.   Global Properties, Inc. (USA-Delaware)

      45.   Alpha Properties, Inc. (USA-Delaware)

      46.   Beta Properties, Inc. (USA-Delaware)

      47.   Delta Properties Japan, Inc. (USA-Delaware)

      48.   Epsilon Properties Japan, Inc. (USA)

      49.   Iris Properties, Inc. (USA-Delaware)

      50.   Kappa Properties Japan, Inc. (USA-Delaware)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

ITEM 27. NUMBER OF CONTRACT OWNERS


    As of June 30, 2011, there were 19,053 owners of qualified contracts and 11,842 owners of non-qualified contracts offered by the Registrant (First MetLife Investors Variable Annuity Account One).

ITEM 28. INDEMNIFICATION


    The Depositor's parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors & Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.


    The Bylaws of the Company (Article VII, Section VII.1) provide that:

    The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or interstate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.


    The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.


    The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.


    A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in the first two paragraphs of this Article VII, shall be entitled to indemnification as authorized in such paragraphs. Except as provided in the preceding sentence and unless ordered by a court, any indemnification under such paragraphs shall be made by the Corporation, only if authorized in the specific case:


  (1) By the Board of Directors acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director, officer or employee has met the standard of conduct set forth in the first two paragraphs of this Article VII, as the case may be or


  (2) If such a quorum is not obtainable with due diligence or, even if obtainable, a quorum of disinterested directors so directs,


    (a) By the Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in the first two paragraphs of this Article VII has been met by such director, officer or employee, or

    (b) By the shareholders upon a finding that the director, officer or employee has met the applicable standard of conduct set forth in such paragraphs.

    Expenses, including attorneys' fees, incurred in defending a civil or criminal action or a proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding, if authorized in accordance with the preceding paragraph, subject to repayment to the Corporation in case the person receiving such advancement is ultimately found, under the procedure set forth in this Article VII, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the Corporation exceed the indemnification to which he or she is entitled.


    Nothing herein shall affect the right of any person to be awarded indemnification or, during the pendency of litigation, an allowance of expenses, including attorneys' fees, by a court in accordance with the law.


    If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the Corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.


    The Corporation shall have the power, in furtherance of the provisions of this Article VII, to apply for, purchase and maintain insurance of the type and in such amounts as is or may hereafter be permitted by Section 726 of the Business Corporation Law.


    No payment of indemnification, advancement or allowance under Sections 721 to 726, inclusive, of the Business Corporation Law shall be made unless a notice has been filed with the Superintendent of Insurance of the State of New York, not less than thirty days prior to such payment, specifying the persons to be paid, the amounts to be paid, the manner in which such payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by the director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):


    Met Investors Series Trust
       MetLife Investors USA Separate Account A
       MetLife Investors USA Variable Life Account A
       MetLife Investors Variable Annuity Account One
       MetLife Investors Variable Annuity Account Five
       MetLife Investors Variable Life Account One
       MetLife Investors Variable Life Account Five
       General American Separate Account Eleven
       General American Separate Account Twenty-Eight
       General American Separate Account Twenty-Nine
       General American Separate Account Two
       Security Equity Separate Account Twenty-Six
       Security Equity Separate Account Twenty-Seven
       MetLife of CT Separate Account QPN for Variable Annuities
       MetLife of CT Fund UL for Variable Life Insurance
       MetLife of CT Fund UL III for Variable Life Insurance
       MetLife of CT Separate Account Eleven for Variable Annuities Metropolitan Life Separate Account E
       Metropolitan Series Fund, Inc.
       Metropolitan Tower Life Separate Account One
       Metropolitan Tower Life Separate Account Two

Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Life Variable Annuity Separate Account I

  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   --------------------------------------------------------------------

Michael K. Farrell                      Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                        Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                      Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                       President, National Sales Manager-Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                     Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Paul A. LaPiana                         Executive Vice President, National Sales Manager-Life
5 Park Plaza, Suite 1900
Irvine, CA 92614

Andrew G. Aiello                        Senior Vice President, Channel Head-National Accounts
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jeffrey A. Barker                       Senior Vice President, Channel Head-Independent Accounts
18210 Crane Nest Drive
Tampa, FL 33647

Curtis Wohlers                          Senior Vice President, National Sales Manager, Independent Planners
1300 Hall Boulevard                     and Insurance Advisors
Bloomfield, CT 06002

Jay S. Kaduson                          Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Isaac Torres                            Secretary
1095 Avenue of the Americas
New York, NY 10036

Marlene B. Debel                        Treasurer
1095 Avenue of the Americas
New York, NY 10036

John G. Martinez                        Vice President, Chief Financial Officer
501 Route 22
Bridgewater, NJ 08807

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Rashid Ismail                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paul M. Kos                             Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Cathy A. Sturdivant                     Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ---------------------------------------

Paulina Vakouros                        Vice President
1095 Avenue of the Americas
New York, NY 10036

  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                   (1)                           (2)              (3)            (4)           (5)
                                           Net Underwriting
                                            Discounts And     Compensation    Brokerage       Other
Name of Principal Underwriter                Commissions     On Redemption   Commissions   Compensation
----------------------------------------- ----------------- --------------- ------------- -------------

 MetLife Investors Distribution Company      $40,547,522         $0             $0            $0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 27000 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
02110


    (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (f) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


    (g) MetLife, 501 Boylston Street, Boston, MA 02116


    (h) MetLife, 200 Park Avenue, New York, NY 10166


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


                                REPRESENTATIONS


    First MetLife Investors Insurance Company (Company) hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


    The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the city of Boston and Commonwealth of Massachusetts on this 22nd day of August 2011.

   FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
   (Registrant)
   By:   FIRST METLIFE INVESTORS INSURANCE COMPANY
   By:   /s/ Karen A. Johnson
         --------------------------------------------
         Karen A. Johnson
         Vice President
   FIRST METLIFE INVESTORS INSURANCE COMPANY
   (Depositor)
   By:   /s/ Karen A. Johnson
         --------------------------------------------
         Karen A. Johnson
         Vice President

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 22, 2011.

      /s/ Michael K. Farrell*                 Chairman of the Board, President, Chief Executive
      ------------------------------------    Officer
      Michael K. Farrell

      /s/ James J. Reilly*                    Vice President-Finance (principal financial officer
      ------------------------------------    and principal accounting officer)
      James J. Reilly

      /s/ Norse N. Blazzard*                  Director
      ------------------------------------
      Norse N. Blazzard

      /s/ Robert L. Davidow*                  Director
      ------------------------------------
      Robert L. Davidow

      /s/ Elizabeth M. Forget*                Director and Executive Vice President
      ------------------------------------
      Elizabeth M. Forget

      /s/ George Foulke*                      Director
      ------------------------------------
      George Foulke

      /s/ Richard A. Hemmings*                Director
      ------------------------------------
      Richard A. Hemmings

      /s/ Jay S. Kaduson*                     Director and Vice President
      ------------------------------------
      Jay S. Kaduson

      /s/ Lisa S. Kuklinski*                  Director and Vice President
      ------------------------------------
      Lisa S. Kuklinski

      /s/ Richard C. Pearson*                 Director
      ------------------------------------
      Richard C. Pearson

      /s/ Thomas A. Price*                    Director
      ------------------------------------
      Thomas A. Price

      /s/ Robert E. Sollmann, Jr.*            Director and Executive Vice President
      ------------------------------------
      Robert E. Sollmann, Jr.

      /s/ Thomas J. Skelly*                   Director
      ------------------------------------
      Thomas J. Skelly

      /s/ Paul A. Sylvester*                  Director
      ------------------------------------
      Paul A. Sylvester

      /s/ Jeffrey A. Tupper*                  Director and Assistant Vice President
      ------------------------------------
      Jeffrey A. Tupper

      *By:   /s/ Michele H. Abate
             ------------------------------------
             Michele H. Abate, Attorney-In-Fact
             August 22, 2011

* First MetLife Investors Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                INDEX TO EXHIBITS

5.        Form of Annuity Application
9.        Opinion and Consent of Counsel
10. (i) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor and Registrant
10. (ii) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for Metlife, Inc.
13.       Powers of Attorney